## ING Life Insurance and Annuity Company
## Variable Annuity Account C
## UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS
## CONTRACT PROSPECTUS – AUGUST 21, 2006

*The Contracts.* The contracts described in this prospectus are flexible premium, group, deferred combination variable and fixed annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us our). They are intended to be used in connection with retirement arrangements qualifying for special treatment under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code), including Tax Code section 403(b) ("403(b) contracts"), Tax Code section 415(m) ("415(m) contracts"), and Tax Code section 457(b) ("457(b) contracts"). The 403(b) contracts are available as voluntary 403(b) contracts or in connection with a 403(b) optional retirement plan ("403(b) ORP contracts"). The voluntary 403(b) contracts are also available as Roth 403(b) contracts. There are two versions of the contracts available for purchase: the Mentor contract and the Direct contract. The Mentor contract is designed for individuals who want help determining amounts to save and who desire education regarding their retirement plan program, and is available for enrollment through a sales representative. The Direct contract is designed for individuals who prefer group education sessions and is available for direct enrollment by participants.

*Why Reading this Prospectus Is Important.* This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

**Table of Contents...Page 3**

You may participate in this contract if you are an employee eligible to participate in one or more of the University of Texas System Retirement Programs under Tax Code sections 403(b), 415(m) and 457(b).

*Investment Options.* The contracts offer variable investment options and a fixed option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options or features may be unavailable through certain contracts and plans, or in some states. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest option, Fixed Plus Account II, in Appendix I to this prospectus.

*Variable Investment Options.* These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

*Risks Associated with Investing in the Funds.* The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10, in Appendix II – Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

*Compensation.* We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

*Getting Additional Information.* You may obtain the August 21, 2006 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing us at the address referenced under the "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-134760. The SAI table of contents is listed on page 43 of this prospectus. The SAI is incorporated into this prospectus by reference.

*Additional Disclosure Information.* Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

PRO.134760-06

**The Funds**

| | |
|---|---|
| EuroPacific Growth Fund® (Class R-4) [1] | ING Solution 2015 Portfolio (Service Class) [3] |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Solution 2025 Portfolio (Service Class) [3] |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Solution 2035 Portfolio (Service Class) [3] |
| FTVIP Franklin Small Cap Value Securities Fund (Class 2) | ING Solution 2045 Portfolio (Service Class) [3] |
| | ING Solution Income Portfolio (Service Class) [3] |
| ING AllianceBernstein Mid Cap Growth Portfolio (Class S) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) |
| ING American Century Small-Mid Cap Value Portfolio (Service Class) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| ING Baron Asset Portfolio (Service Class) | ING T. Rowe Price Growth Equity Portfolio (Initial Class) |
| ING Baron Small Cap Growth Portfolio (Service Class) | ING Templeton Foreign Equity Portfolio (Service Class) |
| ING Davis Venture Value Portfolio (Service Class) | ING UBS U.S. Large Cap Equity Portfolio (Initial Class) |
| ING Evergreen Health Sciences Portfolio (Class S) | ING Van Kampen Comstock Portfolio (Service Class) |
| ING Evergreen Omega Portfolio (Class S) | ING Van Kampen Equity Growth Portfolio (Class S) |
| ING Fidelity® VIP Mid Cap Portfolio (Service Class) [2] | ING Van Kampen Growth and Income Portfolio (Class S) |
| ING FMR℠ Diversified Mid Cap Portfolio (Class S) | ING Van Kampen Real Estate Portfolio (Class S) |
| ING Fundamental Research Portfolio (Service Class) | ING VP Financial Services Portfolio (Class I) |
| ING JPMorgan Small Cap Equity Portfolio (Class S) | ING VP Global Science and Technology Portfolio (Class I) |
| ING JPMorgan Value Opportunities Portfolio (Class S) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING Julius Baer Foreign Portfolio (Class S) | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class) | ING VP Intermediate Bond Portfolio (Class I) |
| ING Legg Mason Partners All Cap Portfolio (Class S) | ING VP International Equity Portfolio (Class I) |
| ING Legg Mason Partners Large Cap Growth Portfolio (Initial Class) | ING VP International Value Portfolio (Class I) |
| | ING VP Money Market Portfolio (Class I) |
| ING Legg Mason Value Portfolio (Class S) | ING VP Real Estate Portfolio (Class I) |
| ING Marsico Growth Portfolio (Class S) | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING Marsico International Opportunities Portfolio (Class S) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING Mercury Large Cap Growth Portfolio (Class S) | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING MFS Utilities Portfolio (Class S) | ING Wells Fargo Mid Cap Disciplined Portfolio (Class S) |
| ING Neuberger Berman Partners Portfolio (Service Class) | ING Wells Fargo Small Cap Disciplined Portfolio (Class S) |
| ING Neuberger Berman Regency Portfolio (Service Class) | New Perspective Fund® (Class R-4) [1] |
| ING Oppenheimer Global Portfolio (Initial Class) | Oppenheimer Developing Markets Fund (Class A) [1] |
| ING Oppenheimer Main Street Portfolio® (Class S) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) | Templeton Global Bond Fund (Class A) [1] |
| ING PIMCO High Yield Portfolio (Class S) | The Growth Fund of America® (Class R-4) [1] |
| ING Pioneer Fund Portfolio (Class I) | Wanger Select |
| ING Pioneer High Yield Portfolio (Initial Class) | Wanger U.S. Smaller Companies |
| ING Pioneer Mid Cap Value Portfolio (Class I) | |

1. This fund is available to the general public. See "Investment Options -Additional Risks of Investing in the Funds."
2. This portfolio is structured as a "master-feeder" fund, which invests directly in the shares of an underlying fund. See "Fees-Fund Fees and Expenses" for additional information.
3. These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

# TABLE OF CONTENTS

# Contract Overview

The following is intended as a summary. Please read each section of this prospectus for additional information.

## Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor or a trust.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

## The Contract and Your Retirement Plan

**Retirement Plan (plan):** A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

**Plan Type:** We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in your Plan:** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b), Roth 403(b), 415(m), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

**Contract Rights:** Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

## Contract Facts

**Free Look/Right to Cancel:** Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) and Roth 403(b) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "Right to Cancel."

**Death Benefit:** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. The Mentor contracts also offer a minimum guaranteed death benefit. See "Death Benefit" and "The Income Phase."

**Withdrawals:** During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to deductions, tax withholding and taxation. See "Withdrawals" and "Taxation."

**Systematic Distribution Options:** These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees:** Certain fees may be deducted from your account value. See "Fee Table" and "Fees."

**Taxation:** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

## Contract Phases

**I. The Accumulation Phase** (accumulating retirement benefits)

**STEP 1:** You or the contract holder provides ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:



(a) Fixed Interest Option; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.

**II. The Income Phase** The contract offers several payment options. See "The Income Phase." In general, you may:

▷ Receive income phase payments over a lifetime or for a specified period;
▷ Receive income phase payments monthly, quarterly, semi-annually or annually;
▷ Select an option that provides a death benefit to beneficiaries; and
▷ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

# Fee Table

**The following table describes the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. Under these contracts you will not pay any fees and expenses when you buy the contract, withdraw from the contract, or transfer between investment options. State premium taxes may also be deducted.\* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract, including a mortality and expense risk charge during the income phase of 1.25%.**

*Contract Owner Transaction Expenses*
    Loan Interest Rate Spread (per annum) [1]……………………………….3.0%

[1] This is the difference between the rate applied and rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. As of the date of this prospectus, we are applying a rate of 5.5% per annum and crediting 3% per annum. These rates are subject to change. Loans are available from voluntary 403(b) and 457(b) contracts only. See "Loans."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

*Separate Account Annual Expenses*
(as a percentage of average account value)
    *Mortality and Expense Risk Charge*
        Direct Contracts……………………………………………………0.00%
        Mentor Contracts…………………………………………………..0.50%

\*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. The state of Texas currently assesses a tax on the Company of up to .04% of amounts applied to an income phase payment option by residents of Texas. Although we do not currently deduct this charge from participant accounts, we reserve the right to do so. See "Premium and Other Taxes" on page 19 of this prospectus.

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contracts. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

|  | Minimum | Maximum |
|---|---|---|
| *Total Annual Fund Operating Expenses* (expenses that are deducted from fund assets, including management fees and other expenses) | 0.35% | 1.50% |

*Hypothetical Examples*

**1. <u>Mentor Contracts</u>. The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses and fund fees and expenses.**

<u>*Example 1:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Examples also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| <u>1 Year</u> | <u>3 Years</u> | <u>5 Years</u> | <u>10 Years</u> |
|---|---|---|---|
| $203 | $627 | $1,078 | $2,327 |

<u>*Example 2:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Examples also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| <u>1 Year</u> | <u>3 Years</u> | <u>5 Years</u> | <u>10 Years</u> |
|---|---|---|---|
| $87 | $271 | $471 | $1,049 |

**2. <u>Direct Contracts</u>. The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include fund fees and expenses. There is no mortality and expense charge under the Direct contracts.**

<u>*Example 1:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| <u>1 Year</u> | <u>3 Years</u> | <u>5 Years</u> | <u>10 Years</u> |
|---|---|---|---|
| $153 | $474 | $818 | $1,791 |

<u>*Example 2:*</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| <u>1 Year</u> | <u>3 Years</u> | <u>5 Years</u> | <u>10 Years</u> |
|---|---|---|---|
| $36 | $113 | $197 | $443 |

*Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees – Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees – Fund Fees and Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

# Condensed Financial Information

**Understanding Condensed Financial Information.** As of December 31, 2005, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# Variable Annuity Account C

We established Variable Annuity Account C (the separate account) in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

# The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

**Regulatory Developments – the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or finding and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigation conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**Insurance and Other Regulatory Matters.** The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

## Investment Options

The contracts offer variable investment options and a fixed interest option.  When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

**Variable Investment Options.**  These options are called subaccounts. The subaccounts are within Variable Annuity Contract Account C. Each subaccount invests in a specific mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.  You do not invest directly in or hold shares of the funds.

▷ **Mutual Fund (fund) Descriptions:** We provide brief descriptions of the funds in Appendix II. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge from our administrative service center at the address and phone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

**Fixed Interest Option.** For a description of the Fixed Plus Account II, see Appendix I.

---

*Selecting Investment Options*
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, Appendix I, and Appendix II.

---

**Limits on Availability of Options.** Some subaccounts and the fixed interest option may not be available through certain contracts and plans or in some states.  For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges.  We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges that the one it replaced.

**Limits Imposed by Underlying Funds.** Most underlying funds have their own excessive trading policies, and orders for the purchase of funds shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

**Reinvestment.** The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

**Additional Risks of Investing in the Funds**

**Insurance-Dedicated Funds.** *(Mixed and Shared Funding)* Most of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are brought for variable life insurance contracts issued by us or other insurance companies.

"Shared Funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed - bought for annuities and life insurance.
▷ Shared - bought by more than one company.

**Public Funds.** The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

▷ EuroPacific Growth Fund®
▷ New Perspective Fund®
▷ Oppenheimer Developing Markets Fund
▷ Templeton Global Bond Fund
▷ The Growth Fund of America®

See "Taxation-403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

**Possible Conflicts of Interest.** With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

## Transfers Among Investment Options

During the accumulation phase and the income phase the contract holder, or you, if permitted by the plan, may transfer amounts among the available subaccounts. Transfers from the Fixed Plus Account II are restricted as outlined in Appendix I and the contract.

**Transfer Requests.** Subject to limits on frequent or disruptive transfers, transfer requests may be made in writing, by telephone, or, where available, electronically, as well as under the dollar cost averaging and automatic reallocations programs. Transfers must be made in accordance with the terms of the contracts.

**Value of Your Transferred Dollars.** The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company" or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping you PIN and contract information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**Limits Imposed by Underlying Funds.** Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

**Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- ▷ Increased trading and transaction costs;
- ▷ Forced and unplanned portfolio turnover;
- ▷ Lost opportunity costs; and
- ▷ Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- ▷ Exceeds our current definition of excessive trading, as defined below;
- ▷ Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- ▷ Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved;
- ▷ Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation, we will suspend your transfer privileges via facsimile, telephone, email and the Internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own or participate in. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates, or that you participate in. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner or participant's variable contract or policy, we will also take the following actions, without prior notice:

- ▷ Not accept transfer instructions from that organization, individual, or other party; and
- ▷ Not accept preauthorized transfer forms from market timing organizations, individuals, or other parties acting on behalf of more than one contract owner or participant at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**The Dollar Cost Averaging Program.** The contracts may provide you with the opportunity to participate in our dollar cost averaging program. Dollar cost averaging is a system for investing whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts which you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

We reserve the right to discontinue, modify or suspend the dollar cost averaging program. Dollar cost averaging is not available if you are participating in the account rebalancing program.

**The Automatic Reallocation Program (Account Rebalancing).** The contracts may provide you with the ability to participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected by reallocating account values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is currently no additional charge for this program. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

Account rebalancing is not available if you are participating in the dollar cost averaging program.

## Contract Purchase and Participation

**Available Contracts.** The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established under Tax Code sections 403(b) (including Roth 403(b)), 415(m), and 457(b). They are designed to fund the University of Texas System Retirement Programs.

**Valuation Date:** Any day that the New York Stock Exchange is open for trading.

When considering whether to purchase the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Purchasing the Contract.** The contract holder may purchase a contract from us by completing an application and submitting it to us. Upon our approval we will issue a contract to the contract holder.

**Participating in the Contract.**

1. We provide you with enrollment materials for completion and return to us.
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. We may establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 403(b) accounts.

**Methods of Purchase Payment.** The contract may allow one or more of the following purchase payment methods:

▷  Lump sum payments: A one time payment to your account in the form of a transfer from a previous plan; and/or
▷  Installment payments: More than one payment made over time to your account.

Contributions to Roth 403(b) accounts must be made by after-tax salary reduction, transfer, or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 403(b) accounts.

**Acceptance or Rejection of Your Application.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.  You will be entitled to the investment experience for amounts that we deposit in the ING VP Money Market Portfolio during this period, whether we accept or reject your application.

**Allocating Purchase Payments.** The contract holder or you, if the contract holder permits, direct us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers Among Investment Options."

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. See "Taxation."

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) Long-Term Investment – these contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2) Investment Risk – The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in.

3) Features and Fees – The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4) Exchanges – Replacing an existing insurance contract with this contract may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify any increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. Not all alternative options may be available under your plan.

## Contract Ownership and Rights

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract.

**Who Owns Money Accumulated Under the Contract?**

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.
▷ **Under 415(m), 403(b), and Roth 403(b) Plans**. Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

**Who Holds Rights Under the Contract?**

▷ Under the 457(b) contracts, 415(m) contracts, and 403(b) ORP contracts, the contract holder holds all rights under the contract, during all phases of the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.
▷ Under the voluntary 403(b) or Roth 403(b) plan contracts, you hold all rights under the contract during the accumulation and income phases of the contract. Upon your death, the contract beneficiary may exercise any remaining rights under the contract.

For additional information about the respective rights of the contract holder and participants, see Appendix III.

## Right to Cancel

**When and How to Cancel.** If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

**Refunds.** We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges (if any) deducted during the period you held the contract will not be returned. In certain states, including the State of Texas, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

# Fees

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

## I. *Transaction Fees*

*Redemption Fees*

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## II. *Fees Deducted from Investments in the Separate Account*

*Mortality and Expense Risk Charge*

**Maximum Amount.** For Mentor contracts, the amount of this charge, on an annual basis, is equal to 0.50% of your account value invested in the subaccounts during the accumulation phase. For Direct contracts, there is no mortality and expense risk charge during the accumulation phase. Under both the Direct contracts and Mentor contracts, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. See "The Income Phase."

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contract.

▷ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the minimum guaranteed death benefit and other payments we make to contract owners, participants or beneficiaries of the accounts.
▷ The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the Mentor contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from these charges.

## III. *Fund Fees and Expenses*

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund.  In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund.  Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares.  **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract.  In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate.  Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue.  Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

In addition to the types of revenue received from affiliated and unaffiliated funds described below, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings.  In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings.  In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits.  These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;
- Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization.  In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser.  Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds**

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

• For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and
• Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 6 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005, in connection with the registered variable annuity contracts issued by the Company:

1. Fidelity Investments
2. American Funds
3. Oppenheimer Funds
4. Franklin Templeton Investments
5. PIMCO Funds
6. Columbia Wanger Asset Management

Some fund families listed above may not have paid any amounts in 2005 to the Company or its affiliates in connection with the company's registered variable annuity contracts. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

The ING Solutions portfolios are structured as "fund of funds," and the ING Fidelity® VIP Mid Cap Portfolio is structured as a "master feeder" fund. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are also identified in the investment option list on the front of this prospectus.

## IV. Premium and Other Taxes

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon your state of residence at the time that we deduct the charge.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. The state of Texas currently assesses a tax on the Company of up to .04% of amounts applied to an income phase payment option by residents of Texas. Although we do not currently deduct this charge from participant accounts, we reserve the right to do so.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

# Your Account Value

During the accumulation phase, your account value at any given time equals:

- ▷ Account dollars directed to the fixed interest options, including interest earnings to date;
- ▷ Less any deductions from the fixed interest options (e.g., withdrawals, fees);
- ▷ Plus the current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

- ▷ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- ▷ The total value of the subaccount's units at the preceding valuation; minus
- ▷ A daily deduction for the mortality and expense risk charge and any other fees deducted from investments in the separate account (where applicable). See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial contribution to your account is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also, assume that on the day we receive the purchase payment, the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $25 for Subaccount B. Your contract is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

**Step 1:** You make an initial contribution of $5,000.

**Step 2:**
A. You direct us to invest $3,000 in Fund A. Your dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. You direct us to invest $2,000 in Fund B. Your dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

| $5,000 Contribution | | |
|---|---|---|
| **Step 1 ‖** | | |
| ING Life Insurance and Annuity Company | | |
| **Step 2 ‖** | | |
| Variable Annuity Account C | | |
| Subaccount A 300 accumulation units | Subaccount B 80 accumulation units | Etc. |
| **Step 3 ‖** | | |
| Mutual Fund A | Mutual Fund B | |

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

# Withdrawals

Subject to limits on withdrawals from the Fixed Plus Account II and any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), the contract holder, or you, if allowed by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** The contract holder or you, if allowed by the plan, must:

▷ Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company."

(1) Partial Withdrawals: You may request a withdrawal of either:

▷ A gross amount, in which case the required withholding taxes (and redemption fees, if applicable) will be deducted from the gross amount requested; or

▷ A specific amount after deduction of the applicable withholding taxes (and redemption fees, if applicable).

The amount available from the Fixed Plus Account II may be limited.

Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an account value.

For a description or limitations on withdrawals from the Fixed Plus Account II, see Appendix I.

(2) Full Withdrawals: You will receive, reduced by any required withholding tax (and redemption fees, if applicable), your account value allocated to the subaccounts, plus the amount available for withdrawal from the Fixed Plus Account II.

**Taxes, Fees and Deductions**
Amounts withdrawn may be subject to one or more of the following:

▷ **Redemption Fees** (see "Fees-Redemption Fees")
▷ **Tax Penalty** (see "Taxation")
▷ **Tax Withholding** (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

**Calculation of Your Withdrawal.** We determine your account value as of the close of trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern Time) every day that the NYSE is open for trading. We pay withdrawal amounts based on your account value determined that day if a withdrawal request is received in good order at our administrative service center before the close of trading on the NYSE. The payment will be based on account value determined on the next valuation date if a request is received in good order at our administrative service center after the close of trading on the NYSE.

**Delivery of Payment.** Payments for withdrawal requests received in good order will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form. No interest will accrue on amounts represented by uncashed withdrawal checks.

**Reinstatement Privilege (not available under 415(m) plans).** The contracts allow a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your contract for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount reinvested.

We will reinvest in the same investment options and proportions in place at the time of the withdrawal. Seek competent advice regarding the tax consequences associated with reinstatement.

**Withdrawal Restrictions.**

▷   For participants in the voluntary 403(b) contracts, section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:

    (1)    Salary reduction contributions made after December 31, 1988; and

    (2)    Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

▷   The contract may require that the contract holder certify that you are eligible for the distribution.
▷   Participants in Texas 403(b) Optional Retirement Program-You may not receive any distribution before retirement, except upon becoming disabled as defined in the Tax Code, or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

# Loans

**Availability.** Under voluntary 403(b) and 457(b) contracts, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 403(b) contracts, 403(b) ORP contracts, or 415(m) contracts. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview-Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

**Loan Interest.** Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

# Systematic Distribution Options

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

▷ **SWO-Systematic Withdrawal Option**. SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO-Estate Conservation Option**. ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

▷ **LEO-Life Expectancy Option.** This option provides for annual payments for a number of years equal to your life expectancy or the expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distributions penalty under Tax Code section 72. (See "Taxation.")

▷ **Other Systematic Distribution Options**. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Electing a Systematic Distribution Option.** The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with the terms of the plan.

**Terminating a Systematic Distribution Option.** Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

**Tax Consequences.** Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

# Death Benefit

The contract provides a death benefit in the event of your death during the accumulation phase, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under the 415(m), 457(b) and 403(b) ORP contracts, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under the voluntary 403(b) and Roth 403(b) contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

**When is Death Benefit Payable?** During the accumulation phase a death benefit is payable when a participant dies. The value of the death benefit is determined on the claim date. In addition to the amount of the death benefit, some states require we pay interest on amounts invested in the Fixed Plus Account II, calculated from date of death at a rate specified by state law.

## *During the Accumulation Phase*

### Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.

2. The payment request should include selection of a benefit payment option.

3. Within 7 calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "The Income Phase-Income Phase Payment Options"); and
▷ If the contract beneficiary or plan beneficiary is your spouse, payment under an available systematic distribution option (may not be available under all plans). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty, including accessing the entire benefit at one time. Interest credited on this account may be less than under other settlement options available under the contract.

**Death Benefit Amount.** For Direct contracts, the death benefit is your account value on the claim date.

The Mentor contracts provide a guaranteed minimum death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death.

For Mentor contracts, the guaranteed minimum death benefit is the greater of:

a)   Your account value on the day notice of death and a request for payment are received in good order at the address listed in "Contract Overview – Questions: Contacting the Company"; or

b)   The sum of payments (minus any applicable premium tax) made to your contract minus withdrawals made from your contract (including any outstanding loan amount), as of the claim date.

**Taxation.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

# The Income Phase

During the income phase, you receive payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- ▷ Start date;
- ▷ Income phase payment option (see the income phase payment options table in this section);
- ▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- ▷ Choice of fixed or variable payments;
- ▷ Selection of an assumed net investment rate (only if variable payments are elected); and
- ▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

**Payments from the Fixed Plus Account II.** If a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account II may only be made on a fixed basis.

**Assumed Net Investment Rate.** If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

**Selecting an Increasing Payment.** Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

**Charges Deducted.** When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

**Required Minimum Payment Amounts.** The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview-Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty, including accessing the entire benefit at one time. Interest credited on this account may be less than under other settlement options available under the contract.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

### *Income Phase Payment Options*
The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the Tables:**

**Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.

**Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
| --- | --- |
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. <br> **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. <br> **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |

\* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

| Lifetime Income Phase Payment Options (continued): | | |
|---|---|---|
| Life Income-Two Lives | | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>**(a)** When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>**(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end after the death of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Cash Refund Option (limited avail-ability fixed payment only) | | **Length of Payments:** For as long as the annuitant lives.<br>**Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Life Income-Two Lives-Cash Refund Option(limited availability-fixed payment only) | | **Length of Payments:** For as long as either annuitant lives.<br>**Continuing Payment:** 100% of the payment to continue after the first death.<br>**Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Nonlifetime Income Phase Payment Options | | |
| Nonlifetime-Guaranteed Payments* | | **Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases, a lump-sum payment may be requested at any time (see below).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

**Lump-sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

**Calculation of Lump-sum Payments**: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

\*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

# Contract Distribution

**General.** The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

| | |
|---|---|
| Bancnorth Investment Group, Inc. | ING DIRECT Securities, Inc. |
| Directed Services, Inc. | ING Financial Partners, Inc. |
| Financial Network Investment Corporation | ING Funds Distributor, LLC |
| Guaranty Brokerage Services, Inc. | Multi-Financial Securities Corporation |
| ING America Equities, Inc. | Prime Vest Financial Services, Inc. |
| ING Financial Markets LLC | Systematized Benefits Administrators, Inc. |
| ING Direct Funds Limited | |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** There is no commission paid in connection with the sale of the Direct contracts. Persons who offer and sell the Mentor contracts may be paid a commission. The commission paid on transferred assets and recurring payments made during the first year of the participant account range up to 4.0%. After the first year of the participant account, renewal commissions up to 0.50% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 6% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset based commission ranging up to 0.10%.

Commissions and annual payments, when combined, could exceed 4.0% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over

time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

▷ Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

▷ Marketing allowances;

▷ Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

▷ Sponsorship payments to support attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

▷ Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

▷ Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

▷ Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2005, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

| | | | |
|---|---|---|---|
| 1) | Symetra Investment Services, Inc. | 14) | Huckin Financial Group, Inc. |
| 2) | SunAmerica Securities, Inc. | 15) | A.G. Edwards & Sons, Inc. |
| 3) | Lincoln Investment Planning, Inc. | 16) | Jefferson Pilot Securities Corporation |
| 4) | Valor Insurance Agency Inc. | 17) | Waterstone Financial Group, Inc. |
| 5) | Edward D. Jones & Co., L.P. | 18) | Royal Alliance Associates, Inc. |
| 6) | National Planning Corporation | 19) | AIG Financial Advisors, Inc. |
| 7) | Securities America Inc. | 20) | McGinn, Smith & Co., Inc. |
| 8) | Walnut Street Securities, Inc. | 21) | NIA Securities, L.L.C. |
| 9) | Cadaret, Grant & Co., Inc. | 22) | Financial Network Investment Corporation |
| 10) | Multi-Financial Securities Corporation | 23) | Mutual Service Corporation |
| 11) | ING Financial Partners, Inc. | 24) | Horan Securities, Inc. |
| 12) | Proequities, Inc. | 25) | Tower Square Securities, Inc. |
| 13) | Linsco/Private Ledger Corp. | | |

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your contract are stated in your application materials.

# Taxation

## I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax qualified retirement arrangements.

For more comprehensive information contact the Internal Revenue Service (IRS).

### Qualified Contracts
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 457(b) or 403(b) (including Roth 403(b)), as well as qualified governmental excess benefit plans under Tax Code section 415(m).

## II. *Taxation of Qualified Contracts*

### General
The contracts are primarily designed for use with Tax Code section 403(b) (including Roth 403(b)) and 457(b) plans, as well as with qualified governmental excess benefit arrangements under Tax Code section 415(m). (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

**In this Section**

**Introduction**

**Qualified Contracts**

**Possible Changes in Taxation**

**Taxation of the Company**

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 403(b) and Roth 403(b) Tax-Deferred Annuities.** The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contracts may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2006. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of the following funds:

▷ EuroPacific Growth Fund®
▷ New Perspective Fund®
▷ Oppenheimer Developing Markets Fund
▷ Templeton Global Bond Fund
▷ The Growth Fund of America® (Class R-4)

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 457(b)(7)(A).

We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specially address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

**Section 457(b) Plans.** Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Generally, participants may specify the form of investment for their deferred compensation account. 457(b) plans of governmental employers are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

**415(m) Arrangements.** If you participate in the contract through a qualified governmental excess benefit arrangement as defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. Participation in a 415(m) plan is limited to individuals in qualified retirement plans that have exceeded their annual contribution limits under section 415 of the Tax Code. In general, contributions are limited to 100% of an individual's compensation, and amounts so contributed may be subject to a substantial risk of forfeiture. Contributions are generally not includible in a participant's gross income for federal income tax purposes until paid or otherwise made available. Distributions from a 415(m) are generally not limited by the Tax Code, but are subject to the terms of the plan. There is no 10% premature distribution penalty tax on payments, and required minimum distributions are not applicable. Rollovers of distributions from these plans are not allowed. There is no further information regarding 415(m) arrangements in this prospectus.

**Contributions**

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

**403(b) and Roth 403(b) Plans.** The total annual contributions by you and your employer (including pre-tax and Roth 403(b) after-tax contributions) cannot exceed, generally, the lesser of 100% of your compensation or $44,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $15,000. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of Roth 403(b) contributions, purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

**457(b) Plans.** In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $15,000 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to an employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $15,000 limit is subject to an annual adjustment for cost-of-living increases.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, a participant in a 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

## Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**403(b) and Governmental 457(b) Plans.** All distributions from these plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or
▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

A payment is an eligible rollover distribution unless it is:

▷ part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
▷ a required minimum distribution under Tax Code section 401(a)(9);
▷ a hardship withdrawal;
▷ otherwise excludable from income; or
▷ not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from a 401(a), 401(k), or 403(b) plan) unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan; or
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

**403(b) Plans.** Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**457(b) Plans of Governmental Employers.** Under a 457(b) plan of a governmental employer, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

**Roth 403(b) Plans.** You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those payments from a Roth 403(b) account only if you have:

a) Attained age 59½;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations, or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 403(b) account is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

   a) The first taxable year you made a designated Roth 403(b) contribution to any designated Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402(A); or

   b) If a rollover contribution was made from a designated Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 403(b) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 403(b) and governmental 457(b) plans). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (Section 403(b), Roth 403(b), and 457(b) Plans)**
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (Section 403(b), Roth 403(b), and 457(b) Plans)**
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Withholding**

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**403(b), Roth 403(b) and 457(b) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

**Assignment and Other Transfers.**

**403(b), Roth 403(b) and 457(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- ▷ A plan participant as a means to provide benefit payments;
- ▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- ▷ The Company as collateral for a loan.

### III. Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). In addition, legislative changes implemented under the Economic Growth and Tax Relief Reconciliation Act of 2001 are scheduled to sunset or expire after December 31, 2010 unless further extended by future legislation.  You should consult a tax adviser with respect to legislative developments and their effect on the contract.

### IV. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# Other Topics

## Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

- ▷ standardized average annual total returns; and
- ▷ non-standardized average annual total returns.

We may also include certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Return.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under group contracts issued in connection with section 403(b) plans (including Roth 403(b) plans), you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans we seek authorization from the contract holder to vote shares attributable to the contract in accordance with voting instructions received from the individual participants under the contract. Under contracts issued in connection with section 457(b) and 415(m) plans, the contract holder retains all voting rights.

We will vote all shares held by the subaccount whether or not we have received voting instructions for such shares. We vote shares for which instructions have not been received in the same proportion as those for which we received instructions. We do not require that we receive voting instructions representing a minimum number of shares in order to vote all shares of the subaccount.  As a result of the proportional voting described above, the disposition of a matter may be determined by the vote of a small number of contract holders or participants.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund divided by the net asset value of one share of that fund.
▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account as allowed by law.

## Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities. Only an authorized officer of the Company may change the terms of the contract.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) accounts) as a designated Roth 403(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

## Legal Matters and Proceedings

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices (including suitability); specific product types (including group annuities and indexed annuities); fund selection for investment products and brokerage sales; and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request. In connection with one such investigation, the Company and its principal underwriter, ING Financial Advisers, LLC, have been named in a petition for relief and cease and desist order filed by the New Hampshire Bureau of Securities Regulation concerning ING's administration of the New Hampshire state employees deferred compensation plan. ING is cooperating with this regulator to resolve the matter. Other federal and state regulators could initiate similar actions in this or other areas of ING's businesses.

These regulatory initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, continuously review whether modifications to their business practices are appropriate.

## Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

▷ On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
▷ When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
▷ During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

## Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000, if this value is not due to negative investment performance, and if no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account.

## Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

# Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

# APPENDIX I
# FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

| Additional information about this option may be found in the contract. |
| --- |

**General Disclosure.** Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

**Certain Restrictions.** We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including systematic distribution options, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by federal law.

**Interest Rates.** The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Requests for Partial Withdrawals.** The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview – Questions: Contacting the Company." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

**Waiver of Partial Withdrawal Limits.** We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you by referring to the contract or certificate.

**Requests for Full Withdrawals.** If the contract holder or you, if allowed by the plans, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
▷ One-fourth of the remaining Fixed Plus Account II value 12 months later;
▷ One-third of the remaining Fixed Plus Account II value 12 months later;
▷ One-half of the remaining Fixed Plus Account II value 12 months later; and
▷ The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be cancelled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

**Waiver of Full Withdrawal Provisions.** We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

(a) Due to your death during the accumulation phase if the amount is paid within six months of your death; or
(b) Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or
(c) When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months; or
(d) Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

▷ If applicable, the hardship is certified by the employer;
▷ The amount is paid directly to you; and
▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e) Due to your separation from service with the employer, provided that all the following apply:

▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
▷ Separation from service is documented in a form acceptable to us;
▷ The amount withdrawn is paid directly to you; and
▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

(f) Additionally, we may allow other waiver of the five-installment payout for full withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you be referring to the contract or certificate.

**Charges.** We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

**Transfers.** The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfers on the day we receive a transfer request in good order at the address listed in "Contract Overview – Questions: Contacting the Company." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers, when the value in the Fixed Plus Account II is $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan, or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

**Contract Loans.** If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

# APPENDIX II
# DESCRIPTION OF UNDERLYING FUNDS

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **EuroPacific Growth Fund®** | Capital Research and Management Company | Seeks to provide long-term growth of capital. Normally, invests at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. Also may hold cash, money market instruments, and fixed income securities. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio** | Investment Adviser: Fidelity Management & Research Company<br><br>**Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio** | Investment Adviser: Fidelity Management & Research Company<br><br>**Subadviser:** FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |
| **Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund** | Franklin Advisory Services, LLC | Seeks long-term total return. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING AllianceBernstein Mid Cap Growth Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Alliance Capital Management, L.P. | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING Baron Asset Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Baron Small Cap Growth Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Davis Venture Value Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Davis Selected Advisers, L.P. (Davis) | A *nondiversified* Portfolio that seeks long-term growth of capital. |
| **ING Investors Trust - ING Evergreen Health Sciences Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Evergreen Investment Management Company, LLC | A *nondiversified* Portfolio that seeks long-term capital growth. |
| **ING Investors Trust - ING Evergreen Omega Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| **ING Partners, Inc. – ING Fidelity® VIP Mid Cap Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser (Investment Adviser to the Master Fund):** Fidelity Management & Research Company (FMR) | Seeks long-term growth of capital. The Portfolio is a "feeder fund" which invests all of its assets in the "master fund," Service Class 2 shares of the Fidelity® VIP Mid Cap Portfolio, a series of Fidelity Variable Insurance Products Fund III. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING FMR$^{SM}$ Diversified Mid Cap Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Fidelity Management & Research Co. | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Fundamental Research Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** ING Investment Management Co. (ING IM) | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Investors Trust - ING JPMorgan Small Cap Equity Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Investors Trust - ING JPMorgan Value Opportunities Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks to provide long-term capital appreciation. |
| **ING Investors Trust - ING Julius Baer Foreign Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Julius Baer Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Salomon Brothers Asset Management Inc (SaBAM) | Seeks long-term growth of capital. |
| **ING Investors Trust - ING Legg Mason Partners All Cap Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Salomon Brothers Asset Management Inc. | A *non-diversified* Portfolio that seeks capital appreciation through investment in securities which it believes has above-average capital appreciation potential. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Salomon Brothers Asset Management Inc (SaBAM) | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING Legg Mason Value Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Legg Mason Capital Management, Inc. | A *nondiversified* portfolio that seeks long-term growth of capital. |
| **ING Investors Trust - ING Marsico Growth Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Investors Trust - ING Marsico International Opportunities Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks long-term growth of capital. |
| **ING Investors Trust - ING Mercury Large Cap Growth Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Mercury Advisors | Seeks long-term growth of capital. |
| **ING Investors Trust - ING MFS Utilities Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Massachusetts Financial Services Company | A *nondiversified* portfolio that seeks capital growth and current income. |
| **ING Partners, Inc. – ING Neuberger Berman Partners Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman) | Seeks capital growth. |
| **ING Partners, Inc. – ING Neuberger Berman Regency Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman) | Seeks capital growth. |
| **ING Partners, Inc. – ING Oppenheimer Global Portfolio** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. (Oppenheimer) | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING Oppenheimer Main Street Portfolio®** | Directed Services, Inc.<br><br>**Subadviser:** OppenheimerFunds, Inc. | Seeks long-term growth of capital and future income. |
| **ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Investors Trust - ING PIMCO High Yield Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Investors Trust - ING Pioneer Fund Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Partners, Inc. – ING Pioneer High Yield Portfolio** | ING Life Insurance and Annuity Company<br><br>Subadviser: Pioneer Investment Management, Inc. (Pioneer) | Seeks to maximize total return through income and capital appreciation. |
| **ING Investors Trust - ING Pioneer Mid Cap Value Portfolio** | Directed Services, Inc.<br><br>Subadviser: Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Solution 2015 Portfolio** | ING Life Insurance and Annuity Company | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2025 Portfolio** | ING Life Insurance and Annuity Company | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Solution 2035 Portfolio** | ING Life Insurance and Annuity Company | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2045 Portfolio** | ING Life Insurance and Annuity Company | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution Income Portfolio** | ING Life Insurance and Annuity Company | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING T. Rowe Price Equity Income Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING Partners, Inc. – ING Templeton Foreign Equity Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** Templeton Investment Counsel, LLC (Templeton) | Seeks long-term capital growth. |
| **ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM) | Seeks long-term growth of capital and future income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Van Kampen Comstock Portfolio** | ING Life Insurance and Annuity Company<br><br>**Subadviser:**<br>Van Kampen | Seeks capital growth and income. |
| **ING Investors Trust - ING Van Kampen Equity Growth Portfolio** | Directed Services, Inc.<br><br>**Subadviser:**<br>Van Kampen | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING Van Kampen Growth and Income Portfolio** | Directed Services, Inc.<br><br>**Subadviser:**<br>Van Kampen | Seeks long-term growth of capital and income. |
| **ING Investors Trust - ING Van Kampen Real Estate Portfolio** | Directed Services, Inc.<br><br>**Subadviser:**<br>Van Kampen | A *nondiversified* Portfolio that seeks capital appreciation and secondarily seeks current income. |
| **ING Variable Products Trust – ING VP Financial Services Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>BlackRock Advisors, Inc. | Seeks long-term capital appreciation. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Portfolios, Inc. – ING VP International Equity Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks capital appreciation. |
| **ING VP Money Market Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return. |
| **ING Variable Products Trust – ING VP Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Clarion Real Estate Securities L.P. | A nondiversified Portfolio that seeks total return. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio** | ING Investments, LLC<br><br>**Subadviser:**<br>ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. |
| **ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Wells Capital Management | Seeks long-term capital growth. |
| **ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio** | Directed Services, Inc.<br><br>**Subadviser:** Wells Capital Management | Seeks long-term capital appreciation. |
| **New Perspective Fund®** | Capital Research and Management Company | Seeks to provide long-term growth of capital. Future income is a secondary objective. |
| **Oppenheimer Developing Markets Fund** | OppenheimerFunds, Inc. | Aggressively seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **PIMCO VIT - Real Return Portfolio** | Investment Adviser: Pacific Investment Management Company LLC (PIMCO) | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Templeton Income Trust- Templeton Global Bond Fund** | Franklin Advisers, Inc. | Seeks current income with capital appreciation and growth of income. |
| **The Growth Fund of America®** | Capital Research and Management Company | Seeks to provide growth of capital through a diversified portfolio of common stocks |
| **Wanger Advisors Trust - Wanger Select** | Columbia Wanger Asset Management, L.P. | A nondiversified fund that seeks long-term growth of capital. |
| **Wanger Advisors Trust - Wanger U.S. Smaller Companies** | Columbia Wanger Asset Management, L.P. | Seeks long-term growth of capital. |

# APPENDIX III
# PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
# UNDER AN ANNUITY CONTRACT

## For Section 403(b) ORP Contracts

The employer has adopted a plan under Internal Revenue Code Sections 403(b) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

*I hereby acknowledge receipt of an Account C prospectus dated August 21, 2006, as well as all current prospectuses for the funds available under the Contracts.*

*____Please send an Account C Statement of Additional Information (Form No. SAI.134760-06) dated August 21, 2006.*

**CONTRACT HOLDER'S SIGNATURE**

**DATE**

---

**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**

---

## Statement of Additional Information dated August 21, 2006
### For
### UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

## Group Variable Annuity Contracts

This statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated August 21, 2006.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

## TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the Company, we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of June 30, 2006, the Company and its subsidiary life company had $56 billion invested through their products, including $39 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $18 billion). The Company is ranked based on assets among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2005. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. The funds currently available under the contract are as follows:

| | |
|---|---|
| EuroPacific Growth Fund® (Class R-4) [1] | ING Solution 2015 Portfolio (Service Class) [3] |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Solution 2025 Portfolio (Service Class) [3] |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Solution 2035 Portfolio (Service Class) [3] |
| FTVIP Franklin Small Cap Value Securities Fund (Class 2) | ING Solution 2045 Portfolio (Service Class) [3] |
| | ING Solution Income Portfolio (Service Class) [3] |
| ING AllianceBernstein Mid Cap Growth Portfolio (Class S) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) |
| ING American Century Small-Mid Cap Value Portfolio (Service Class) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| ING Baron Asset Portfolio (Service Class) | ING T. Rowe Price Growth Equity Portfolio (Initial Class) |
| ING Baron Small Cap Growth Portfolio (Service Class) | ING Templeton Foreign Equity Portfolio (Service Class) |
| ING Davis Venture Value Portfolio (Service Class) | ING UBS U.S. Large Cap Equity Portfolio (Initial Class) |
| ING Evergreen Health Sciences Portfolio (Class S) | ING Van Kampen Comstock Portfolio (Service Class) |
| ING Evergreen Omega Portfolio (Class S) | ING Van Kampen Equity Growth Portfolio (Class S) |
| ING Fidelity® VIP Mid Cap Portfolio (Service Class) [2] | ING Van Kampen Growth and Income Portfolio (Class S) |
| ING FMR^SM Diversified Mid Cap Portfolio (Class S) | ING Van Kampen Real Estate Portfolio (Class S) |
| ING Fundamental Research Portfolio (Service Class) | ING VP Financial Services Portfolio (Class I) |
| ING JPMorgan Small Cap Equity Portfolio (Class S) | ING VP Global Science and Technology Portfolio (Class I) |
| ING JPMorgan Value Opportunities Portfolio (Class S) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING Julius Baer Foreign Portfolio (Class S) | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class) | ING VP Intermediate Bond Portfolio (Class I) |
| ING Legg Mason Partners All Cap Portfolio (Class S) | ING VP International Equity Portfolio (Class I) |
| ING Legg Mason Partners Large Cap Growth Portfolio (Initial Class) | ING VP International Value Portfolio (Class I) |
| | ING VP Money Market Portfolio (Class I) |
| ING Legg Mason Value Portfolio (Class S) | ING VP Real Estate Portfolio (Class I) |
| ING Marsico Growth Portfolio (Class S) | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING Marsico International Opportunities Portfolio (Class S) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING Mercury Large Cap Growth Portfolio (Class S) | ING Wells Fargo Mid Cap Disciplined Portfolio (Class S) |
| ING MFS Utilities Portfolio (Class S) | |
| ING Neuberger Berman Partners Portfolio (Service Class) | ING Wells Fargo Small Cap Disciplined Portfolio (Class S) |
| ING Neuberger Berman Regency Portfolio (Service Class) | |
| ING Oppenheimer Global Portfolio (Initial Class) | New Perspective Fund® (Class R-4) [1] |
| ING Oppenheimer Main Street Portfolio® (Class S) | Oppenheimer Developing Markets Fund (Class A) [1] |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING PIMCO High Yield Portfolio (Class S) | Templeton Global Bond Fund (Class A) [1] |
| ING Pioneer Fund Portfolio (Class I) | The Growth Fund of America® (Class R-4) [1] |
| ING Pioneer High Yield Portfolio (Initial Class) | Wanger Select |
| ING Pioneer Mid Cap Value Portfolio (Class I) | Wanger U.S. Smaller Companies |

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

1   This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the prospectus.
2   This portfolio is structured as a "master-feeder" fund, which invests directly in the shares of an underlying fund. See "Fees-Fund Fees and Expenses" in the prospectus for additional information.
3   These portfolios are structured as funds of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" in the prospectus for additional information.

# OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, INC. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract – Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2005, 2004 and 2003 amounted to $36,978,063.93, $33,938,738.36 and $32,306,093 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13. 405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

# SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we

will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst and Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

**FINANCIAL STATEMENTS**
**ING Life Insurance and Annuity Company**
**Variable Annuity Account C**
*Year ended December 31, 2005*
*with Report of Independent Registered Public Accounting Firm*

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**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Financial Statements**
**Year ended December 31, 2005**

# Contents

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<h1 align="center">Report of Independent Registered Public Accounting Firm</h1>

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class
AIM Sector Funds:
   AIM Health Sciences Fund - Investor Class
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
   AIM V.I. Growth Fund - Series I Shares
   AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein VPSF Growth and Income Portfolio Class A
Allianz Funds:
   Allianz NFJ Small-Cap Value Fund - Class A
American Century Quantitative Equity Funds:
   American Century Income & Growth Fund - Advisor Class
American Funds®:
   American Balanced Fund® - Class R-3
Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Baron Funds Investment Trust:
   Baron Asset Fund
   Baron Growth Fund
Calvert Variable Series, Inc:
   Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3
   EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund:
   Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
   Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Mutual Series Fund, Inc.:
   Mutual Discovery Fund - Class R
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
   Hibernia Mid Cap Equity Fund - Class A
ING Equity Trust:
   ING Financial Services Fund - Class A
   ING Real Estate Fund - Class A
ING Funds Trust:
   ING GNMA Income Fund - Class A
   ING Intermediate Bond Fund - Class A
ING GET Fund:
   ING GET Fund - Series H
   ING GET Fund - Series I
   ING GET Fund - Series J
   ING GET Fund - Series K
   ING GET Fund - Series L
   ING GET Fund - Series Q
   ING GET Fund - Series S
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING Evergreen Health Sciences Portfolio - Class S
   ING FMR℠ Diversified Mid Cap Portfolio - Service Class
   ING JPMorgan Emerging Markets Equity
     Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service Class
   ING JPMorgan Small Cap Equity Portfolio - Service Class
   ING Julius Baer Foreign Portfolio - Service Class
   ING Legg Mason Value Portfolio - Service Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico International Opportunities Portfolio - Service Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING PIMCO High Yield Portfolio - Service Class
   ING Stock Index Portfolio - Institutional Class
   ING T. Rowe Price Capital Appreciation Portfolio - Service Class
   ING T. Rowe Price Equity Income Portfolio - Service Class
   ING Van Kampen Growth and Income Portfolio - Service Class
ING Mutual Funds:
   ING International Fund - Class Q
   ING International SmallCap Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class
  ING JPMorgan Fleming International Portfolio - Initial Class
  ING JPMorgan Fleming International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Service Class
  ING Salomon Brothers Large Cap Growth
    Portfolio - Initial Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Emerging Markets Fund:
  ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Adviser Series:
  Janus Adviser Series Balanced Fund - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Capital Appreciation Portfolio - Service Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares
Janus Twenty Fund:
  Janus Twenty Fund
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class
Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A
Lord Abbett MidCap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust[SM]:
  MFS® Total Return Series - Initial Class

Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
New Perspective Fund®, Inc.:
  New Perspective Fund® - Class R-3
  New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund®, Inc.:
  Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class
Pioneer Fund:
  Pioneer Fund - Class A
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I

Scudder Equity 500 Index Fund:
  Scudder Equity 500 Index Fund - Investment
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
The UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM,] Inc.:
  Washington Mutual Investors Fund[SM] - Class R-3
  Washington Mutual Investors Fund[SM] - Class R-4

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account's internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 188 | $ 8 | $ 68 | $ 19,375 | $ 31,784 |
| Total assets | 188 | 8 | 68 | 19,375 | 31,784 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | 1 |
| Total liabilities | - | - | - | 1 | 1 |
| Net assets | $ 188 | $ 8 | $ 68 | $ 19,374 | $ 31,783 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 188 | $ 8 | $ 68 | $ 19,374 | $ 31,771 |
| Contracts in payout (annuitization) | - | - | - | - | 12 |
| Total net assets | $ 188 | $ 8 | $ 68 | $ 19,374 | $ 31,783 |
| | | | | | |
| Total number of mutual fund shares | 6,592 | 280 | 2,243 | 785,031 | 1,355,387 |
| | | | | | |
| Cost of mutual fund shares | $ 190 | $ 8 | $ 66 | $ 16,059 | $ 29,989 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | AIM V.I. Growth Fund - Series I Shares | AIM V.I. Premier Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund - Class A | AllianceBernstein VPSF Growth and Income Portfolio Class A | Allianz NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 16,624 | $ 16,972 | $ 42 | $ 260 | $ 398 |
| Total assets | 16,624 | 16,972 | 42 | 260 | 398 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 16,624 | $ 16,972 | $ 42 | $ 260 | $ 398 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 16,624 | $ 16,968 | $ 42 | $ 260 | $ 398 |
| Contracts in payout (annuitization) | - | 4 | - | - | - |
| Total net assets | $ 16,624 | $ 16,972 | $ 42 | $ 260 | $ 398 |
| | | | | | |
| Total number of mutual fund shares | 963,703 | 760,387 | 10,843 | 10,434 | 13,786 |
| | | | | | |
| Cost of mutual fund shares | $ 13,988 | $ 15,782 | $ 39 | $ 251 | $ 401 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2005
### *(Dollars in thousands)*

| | American Century Income & Growth Fund - Advisor Class | American Balanced Fund® - Class R-3 | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,629 | $ 3,656 | $ 394 | $ 537 | $ 403 |
| Total assets | 5,629 | 3,656 | 394 | 537 | 403 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 5,629 | $ 3,656 | $ 394 | $ 537 | $ 403 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,629 | $ 3,656 | $ 394 | $ 537 | $ 403 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,629 | $ 3,656 | $ 394 | $ 537 | $ 403 |
| | | | | | |
| Total number of mutual fund shares | 185,700 | 205,734 | 8,443 | 10,731 | 7,160 |
| | | | | | |
| Cost of mutual fund shares | $ 5,331 | $ 3,651 | $ 389 | $ 563 | $ 382 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Baron Growth Fund | Calvert Social Balanced Portfolio | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,034 | $ 66,535 | $ 1,208 | $ 61,649 | $ 75,303 |
| Total assets | 1,034 | 66,535 | 1,208 | 61,649 | 75,303 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | 2 | 2 |
| Total liabilities | - | 2 | - | 2 | 2 |
| Net assets | $ 1,034 | $ 66,533 | $ 1,208 | $ 61,647 | $ 75,301 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,034 | $ 66,533 | $ 1,208 | $ 61,647 | $ 75,301 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,034 | $ 66,533 | $ 1,208 | $ 61,647 | $ 75,301 |
| | | | | | |
| Total number of mutual fund shares | 22,775 | 34,243,343 | 29,747 | 1,517,335 | 2,814,019 |
| | | | | | |
| Cost of mutual fund shares | $ 1,010 | $ 65,813 | $ 1,053 | $ 55,140 | $ 71,401 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Equity- Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 591 | $ 18,647 | $ 1,008,085 | $ 401,217 | $ 329,194 |
| Total assets | 591 | 18,647 | 1,008,085 | 401,217 | 329,194 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | 28 | 11 | 10 |
| Total liabilities | - | 1 | 28 | 11 | 10 |
| Net assets | $ 591 | $ 18,646 | $ 1,008,057 | $ 401,206 | $ 329,184 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 591 | $ 18,646 | $ 1,002,269 | $ 398,255 | $ 329,128 |
| Contracts in payout (annuitization) | - | - | 5,788 | 2,951 | 56 |
| Total net assets | $ 591 | $ 18,646 | $ 1,008,057 | $ 401,206 | $ 329,184 |
| | | | | | |
| Total number of mutual fund shares | 24,351 | 1,239,843 | 32,487,428 | 15,740,171 | 9,768,355 |
| | | | | | |
| Cost of mutual fund shares | $ 568 | $ 17,980 | $ 739,931 | $ 354,781 | $ 386,476 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,022 | $ 116,618 | $ 44,760 | $ 667 | $ 318 |
| Total assets | 6,022 | 116,618 | 44,760 | 667 | 318 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 3 | 1 | - | - |
| Total liabilities | - | 3 | 1 | - | - |
| Net assets | $ 6,022 | $ 116,615 | $ 44,759 | $ 667 | $ 318 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,936 | $ 116,615 | $ 44,759 | $ 667 | $ 318 |
| Contracts in payout (annuitization) | 86 | - | - | - | - |
| Total net assets | $ 6,022 | $ 116,615 | $ 44,759 | $ 667 | $ 318 |
| | | | | | |
| Total number of mutual fund shares | 975,998 | 821,951 | 2,171,750 | 25,788 | 8,419 |
| | | | | | |
| Cost of mutual fund shares | $ 6,330 | $ 108,631 | $ 36,351 | $ 629 | $ 295 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | Hibernia Mid Cap Equity Fund - Class A | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 72,310 | $ 125 | $ 51 | $ 954 | $ 712 |
| Total assets | 72,310 | 125 | 51 | 954 | 712 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | - | - | - | - |
| Total liabilities | 2 | - | - | - | - |
| Net assets | $ 72,308 | $ 125 | $ 51 | $ 954 | $ 712 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 71,421 | $ 125 | $ 51 | $ 954 | $ 712 |
| Contracts in payout (annuitization) | 887 | - | - | - | - |
| Total net assets | $ 72,308 | $ 125 | $ 51 | $ 954 | $ 712 |
| | | | | | |
| Total number of mutual fund shares | 4,306,710 | 7,218 | 2,251 | 62,711 | 84,550 |
| | | | | | |
| Cost of mutual fund shares | $ 62,967 | $ 127 | $ 51 | $ 939 | $ 722 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING GET Fund - Series L | ING GET Fund - Series Q | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 829 | $ 629 | $ 3,208 | $ 14,567 | $ 1,096 |
| Total assets | 829 | 629 | 3,208 | 14,567 | 1,096 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Total liabilities | - | - | - | 1 | - |
| Net assets | $ 829 | $ 629 | $ 3,208 | $ 14,566 | $ 1,096 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 829 | $ 629 | $ 3,208 | $ 14,566 | $ 1,096 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 829 | $ 629 | $ 3,208 | $ 14,566 | $ 1,096 |
| | | | | | |
| Total number of mutual fund shares | 80,458 | 65,636 | 316,959 | 1,443,698 | 57,611 |
| | | | | | |
| Cost of mutual fund shares | $ 839 | $ 659 | $ 3,177 | $ 14,505 | $ 1,126 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Class S | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,446 | $ 4,611 | $ 15,902 | $ 6,873 | $ 282 |
| Total assets | 1,446 | 4,611 | 15,902 | 6,873 | 282 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 1,446 | $ 4,611 | $ 15,902 | $ 6,873 | $ 282 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,446 | $ 4,611 | $ 15,902 | $ 6,873 | $ 282 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,446 | $ 4,611 | $ 15,902 | $ 6,873 | $ 282 |
| | | | | | |
| Total number of mutual fund shares | 135,246 | 348,520 | 1,084,008 | 468,518 | 22,528 |
| | | | | | |
| Cost of mutual fund shares | $ 1,440 | $ 4,420 | $ 15,490 | $ 6,305 | $ 281 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 8,790 | $ 1,700 | $ 1,159 | $ 1,348 | $ 41,281 |
| Total assets | 8,790 | 1,700 | 1,159 | 1,348 | 41,281 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 8,790 | $ 1,700 | $ 1,159 | $ 1,348 | $ 41,280 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,790 | $ 1,700 | $ 1,159 | $ 1,348 | $ 41,280 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 8,790 | $ 1,700 | $ 1,159 | $ 1,348 | $ 41,280 |
| | | | | | |
| Total number of mutual fund shares | 673,084 | 160,226 | 73,386 | 109,044 | 2,264,464 |
| | | | | | |
| Cost of mutual fund shares | $ 8,553 | $ 1,641 | $ 1,118 | $ 1,241 | $ 40,798 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,191 | $ 214 | $ 1,418 | $ 25,037 | $ 19,164 |
| Total assets | 1,191 | 214 | 1,418 | 25,037 | 19,164 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 1,191 | $ 214 | $ 1,418 | $ 25,037 | $ 19,163 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,191 | $ 214 | $ 1,418 | $ 25,037 | $ 19,163 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,191 | $ 214 | $ 1,418 | $ 25,037 | $ 19,163 |
| | | | | | |
| Total number of mutual fund shares | 106,299 | 12,244 | 138,838 | 2,196,197 | 762,599 |
| | | | | | |
| Cost of mutual fund shares | $ 1,207 | $ 207 | $ 1,410 | $ 22,854 | $ 18,733 |

*The accompanying notes are an integral part of these financial statements.*

15

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

|  | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING International Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 54,940 | $ 8,388 | $ 2 | $ 283 | $ 4,395 |
| Total assets | 54,940 | 8,388 | 2 | 283 | 4,395 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | - | - | - | - |
| Total liabilities | 2 | - | - | - | - |
| Net assets | $ 54,938 | $ 8,388 | $ 2 | $ 283 | $ 4,395 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54,938 | $ 8,388 | $ 2 | $ 283 | $ 4,373 |
| Contracts in payout (annuitization) | - | - | - | - | 22 |
| Total net assets | $ 54,938 | $ 8,388 | $ 2 | $ 283 | $ 4,395 |
| | | | | | |
| Total number of mutual fund shares | 3,986,906 | 309,854 | 213 | 6,905 | 309,508 |
| | | | | | |
| Cost of mutual fund shares | $ 52,128 | $ 8,257 | $ 2 | $ 232 | $ 4,167 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

|  | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds |  |  |  |  |  |
| at fair value | $ 158,151 | $ 20 | $ 31,598 | $ 79,171 | $ 7,330 |
| Total assets | 158,151 | 20 | 31,598 | 79,171 | 7,330 |
|  |  |  |  |  |  |
| **Liabilities** |  |  |  |  |  |
| Payable to related parties | 5 | - | 1 | 2 | - |
| Total liabilities | 5 | - | 1 | 2 | - |
| Net assets | $ 158,146 | $ 20 | $ 31,597 | $ 79,169 | $ 7,330 |
|  |  |  |  |  |  |
| **Net assets** |  |  |  |  |  |
| Accumulation units | $ 157,836 | $ 20 | $ 31,245 | $ 78,843 | $ 7,279 |
| Contracts in payout (annuitization) | 310 | - | 352 | 326 | 51 |
| Total net assets | $ 158,146 | $ 20 | $ 31,597 | $ 79,169 | $ 7,330 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 16,753,257 | 2,192 | 2,691,481 | 4,929,716 | 392,183 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 146,579 | $ 19 | $ 31,451 | $ 67,812 | $ 6,564 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING JPMorgan Fleming International Portfolio - Initial Class | ING JPMorgan Fleming International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,536 | $ 2,001 | $ 139,809 | $ 3 | $ 24,334 |
| Total assets | 1,536 | 2,001 | 139,809 | 3 | 24,334 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 4 | - | 1 |
| Total liabilities | - | - | 4 | - | 1 |
| Net assets | $ 1,536 | $ 2,001 | $ 139,805 | $ 3 | $ 24,333 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,536 | $ 1,928 | $ 138,637 | $ 3 | $ 24,011 |
| Contracts in payout (annuitization) | - | 73 | 1,168 | - | 322 |
| Total net assets | $ 1,536 | $ 2,001 | $ 139,805 | $ 3 | $ 24,333 |
| | | | | | |
| Total number of mutual fund shares | 168,839 | 174,901 | 10,410,223 | 238 | 1,740,636 |
| | | | | | |
| Cost of mutual fund shares | $ 1,381 | $ 1,849 | $ 105,684 | $ 3 | $ 24,032 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING MFS Capital Opportunities Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 118,728 | $ 16,574 | $ 881,762 | $ 20 | $ 116,353 |
| Total assets | 118,728 | 16,574 | 881,762 | 20 | 116,353 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 3 | 1 | 25 | - | 3 |
| Total liabilities | 3 | 1 | 25 | - | 3 |
| Net assets | $ 118,725 | $ 16,573 | $ 881,737 | $ 20 | $ 116,350 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 118,487 | $ 16,322 | $ 879,914 | $ 20 | $ 114,845 |
| Contracts in payout (annuitization) | 238 | 251 | 1,823 | - | 1,505 |
| Total net assets | $ 118,725 | $ 16,573 | $ 881,737 | $ 20 | $ 116,350 |
| | | | | | |
| Total number of mutual fund shares | 4,333,125 | 1,206,235 | 62,227,382 | 1,410 | 11,635,308 |
| | | | | | |
| Cost of mutual fund shares | $ 148,411 | $ 15,214 | $ 753,631 | $ 19 | $ 116,695 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | ING Salomon Brothers Aggressive Growth Portfolio - Service Class | ING Salomon Brothers Large Cap Growth Portfolio - Initial Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 54,955 | $ 213,931 | $ 36 | $ 4,113 | $ 440 |
| Total assets | 54,955 | 213,931 | 36 | 4,113 | 440 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | 6 | - | - | - |
| Total liabilities | 2 | 6 | - | - | - |
| Net assets | $ 54,953 | $ 213,925 | $ 36 | $ 4,113 | $ 440 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54,596 | $ 213,832 | $ 36 | $ 4,113 | $ 440 |
| Contracts in payout (annuitization) | 357 | 93 | - | - | - |
| Total net assets | $ 54,953 | $ 213,925 | $ 36 | $ 4,113 | $ 440 |
| | | | | | |
| Total number of mutual fund shares | 5,055,660 | 4,805,285 | 823 | 352,735 | 40,937 |
| | | | | | |
| Cost of mutual fund shares | $ 54,840 | $ 240,751 | $ 33 | $ 3,954 | $ 438 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,980 | $ 266 | $ 1,918 | $ 440 | $ 1,176 |
| Total assets | 1,980 | 266 | 1,918 | 440 | 1,176 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 1,980 | $ 266 | $ 1,918 | $ 440 | $ 1,176 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,980 | $ 266 | $ 1,918 | $ 440 | $ 1,176 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,980 | $ 266 | $ 1,918 | $ 440 | $ 1,176 |
| | | | | | |
| Total number of mutual fund shares | 183,857 | 24,220 | 174,367 | 39,495 | 105,352 |
| | | | | | |
| Cost of mutual fund shares | $ 1,932 | $ 264 | $ 1,863 | $ 434 | $ 1,141 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 256 | $ 586 | $ 40 | $ 341 | $ 429,434 |
| Total assets | 256 | 586 | 40 | 341 | 429,434 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 12 |
| Total liabilities | - | - | - | - | 12 |
| Net assets | $ 256 | $ 586 | $ 40 | $ 341 | $ 429,422 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 256 | $ 586 | $ 40 | $ 341 | $ 429,333 |
| Contracts in payout (annuitization) | - | - | - | - | 89 |
| Total net assets | $ 256 | $ 586 | $ 40 | $ 341 | $ 429,422 |
| | | | | | |
| Total number of mutual fund shares | 22,535 | 51,518 | 3,884 | 32,824 | 49,645,554 |
| | | | | | |
| Cost of mutual fund shares | $ 255 | $ 571 | $ 40 | $ 336 | $ 371,118 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 230 | $ 282,049 | $ 446 | $ 134,494 | $ 98,139 |
| Total assets | 230 | 282,049 | 446 | 134,494 | 98,139 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 8 | - | 4 | 3 |
| Total liabilities | - | 8 | - | 4 | 3 |
| Net assets | $ 230 | $ 282,041 | $ 446 | $ 134,490 | $ 98,136 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 230 | $ 281,193 | $ 446 | $ 132,916 | $ 96,326 |
| Contracts in payout (annuitization) | - | 848 | - | 1,574 | 1,810 |
| Total net assets | $ 230 | $ 282,041 | $ 446 | $ 134,490 | $ 98,136 |
| | | | | | |
| Total number of mutual fund shares | 26,900 | 5,360,106 | 8,558 | 14,461,764 | 8,070,678 |
| | | | | | |
| Cost of mutual fund shares | $ 213 | $ 260,474 | $ 416 | $ 144,793 | $ 90,442 |

*The accompanying notes are an integral part of these financial statements.*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Balanced Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 344,739 | $ 13 | $ 73,685 | $ 81,187 | $ 39,167 |
| Total assets | 344,739 | 13 | 73,685 | 81,187 | 39,167 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 10 | - | 2 | 2 | 1 |
| Total liabilities | 10 | - | 2 | 2 | 1 |
| Net assets | $ 344,729 | $ 13 | $ 73,683 | $ 81,185 | $ 39,166 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 343,438 | $ 13 | $ 73,194 | $ 80,803 | $ 38,387 |
| Contracts in payout (annuitization) | 1,291 | - | 489 | 382 | 779 |
| Total net assets | $ 344,729 | $ 13 | $ 73,683 | $ 81,185 | $ 39,166 |
| | | | | | |
| Total number of mutual fund shares | 9,552,203 | 365 | 5,134,874 | 5,244,661 | 2,951,575 |
| | | | | | |
| Cost of mutual fund shares | $ 315,160 | $ 13 | $ 67,091 | $ 72,699 | $ 36,760 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

|  | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,975,315 | $ 1,438 | $ 11,168 | $ 37,122 | $ 645 |
| Total assets | 1,975,315 | 1,438 | 11,168 | 37,122 | 645 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 60 | - | - | 1 | - |
| Total liabilities | 60 | - | - | 1 | - |
| Net assets | $ 1,975,255 | $ 1,438 | $ 11,168 | $ 37,121 | $ 645 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,822,784 | $ 1,438 | $ 11,168 | $ 37,121 | $ 645 |
| Contracts in payout (annuitization) | 152,471 | - | - | - | - |
| Total net assets | $ 1,975,255 | $ 1,438 | $ 11,168 | $ 37,121 | $ 645 |
| | | | | | |
| Total number of mutual fund shares | 95,379,763 | 142,519 | 1,115,661 | 3,715,958 | 61,093 |
| | | | | | |
| Cost of mutual fund shares | $ 2,648,394 | $ 1,426 | $ 11,160 | $ 37,168 | $ 612 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,616 | $ 3,939 | $ 1,556 | $ 220 | $ 107 |
| Total assets | 4,616 | 3,939 | 1,556 | 220 | 107 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 4,616 | $ 3,939 | $ 1,556 | $ 220 | $ 107 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,616 | $ 3,939 | $ 1,556 | $ 220 | $ 107 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,616 | $ 3,939 | $ 1,556 | $ 220 | $ 107 |
| | | | | | |
| Total number of mutual fund shares | 445,991 | 385,049 | 152,140 | 21,908 | 10,718 |
| | | | | | |
| Cost of mutual fund shares | $ 4,452 | $ 3,853 | $ 1,521 | $ 219 | $ 107 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 80 | $ 40,553 | $ 78,902 | $ 532,148 | $ 416,476 |
| Total assets | 80 | 40,553 | 78,902 | 532,148 | 416,476 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | 2 | 15 | 11 |
| Total liabilities | - | 1 | 2 | 15 | 11 |
| Net assets | $ 80 | $ 40,552 | $ 78,900 | $ 532,133 | $ 416,465 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 80 | $ 40,552 | $ 78,691 | $ 527,190 | $ 415,437 |
| Contracts in payout (annuitization) | - | - | 209 | 4,943 | 1,028 |
| Total net assets | $ 80 | $ 40,552 | $ 78,900 | $ 532,133 | $ 416,465 |
| | | | | | |
| Total number of mutual fund shares | 7,988 | 9,497,304 | 7,601,385 | 34,510,240 | 22,283,385 |
| | | | | | |
| Cost of mutual fund shares | $ 80 | $ 35,415 | $ 89,288 | $ 532,342 | $ 331,472 |

*The accompanying notes are an integral part of these financial statements.*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | ING VP International Equity Portfolio - Class I | ING VP Small Company Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 182,251 | $ 16,979 | $ 158,733 | $ 97,983 | $ 790 |
| Total assets | 182,251 | 16,979 | 158,733 | 97,983 | 790 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 5 | - | 4 | 3 | - |
| Total liabilities | 5 | - | 4 | 3 | - |
| Net assets | $ 182,246 | $ 16,979 | $ 158,729 | $ 97,980 | $ 790 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 181,151 | $ 16,302 | $ 158,122 | $ 97,980 | $ 790 |
| Contracts in payout (annuitization) | 1,095 | 677 | 607 | - | - |
| Total net assets | $ 182,246 | $ 16,979 | $ 158,729 | $ 97,980 | $ 790 |
| | | | | | |
| Total number of mutual fund shares | 10,926,321 | 1,679,393 | 7,331,792 | 7,074,556 | 68,297 |
| | | | | | |
| Cost of mutual fund shares | $ 145,182 | $ 14,589 | $ 112,159 | $ 85,801 | $ 768 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2005
*(Dollars in thousands)*

| | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 78,446 | $ 5,277 | $ 47,194 | $ 9,331 | $ 637,473 |
| Total assets | 78,446 | 5,277 | 47,194 | 9,331 | 637,473 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | - | 1 | - | 19 |
| Total liabilities | 2 | - | 1 | - | 19 |
| Net assets | $ 78,444 | $ 5,277 | $ 47,193 | $ 9,331 | $ 637,454 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 77,649 | $ 5,277 | $ 47,193 | $ 9,331 | $ 610,159 |
| Contracts in payout (annuitization) | 795 | - | - | - | 27,295 |
| Total net assets | $ 78,444 | $ 5,277 | $ 47,193 | $ 9,331 | $ 637,454 |
| | | | | | |
| Total number of mutual fund shares | 6,162,326 | 697,119 | 3,154,708 | 526,001 | 46,735,588 |
| | | | | | |
| Cost of mutual fund shares | $ 70,870 | $ 4,517 | $ 41,235 | $ 8,421 | $ 658,614 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Adviser Series Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 405,030 | $ 210,716 | $ 57,782 | $ 1 | $ 508 |
| Total assets | 405,030 | 210,716 | 57,782 | 1 | 508 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 12 | 5 | 2 | - | - |
| Total liabilities | 12 | 5 | 2 | - | - |
| Net assets | $ 405,018 | $ 210,711 | $ 57,780 | $ 1 | $ 508 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 398,146 | $ 210,083 | $ 57,780 | $ 1 | $ 508 |
| Contracts in payout (annuitization) | 6,872 | 628 | - | - | - |
| Total net assets | $ 405,018 | $ 210,711 | $ 57,780 | $ 1 | $ 508 |
| | | | | | |
| Total number of mutual fund shares | 31,228,220 | 15,999,238 | 2,417,647 | 22 | 19,743 |
| | | | | | |
| Cost of mutual fund shares | $ 421,217 | $ 206,571 | $ 47,652 | $ 1 | $ 480 |

*The accompanying notes are an integral part of these financial statements.*

30

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Legg Mason Value Trust, Inc. - Primary Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 146 | $ 185 | $ 489 | $ 381 | $ 1,329 |
| Total assets | 146 | 185 | 489 | 381 | 1,329 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 146 | $ 185 | $ 489 | $ 381 | $ 1,329 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 146 | $ 185 | $ 489 | $ 381 | $ 1,329 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 146 | $ 185 | $ 489 | $ 381 | $ 1,329 |
| | | | | | |
| Total number of mutual fund shares | 12,829 | 8,860 | 16,844 | 13,643 | 19,342 |
| | | | | | |
| Cost of mutual fund shares | $ 153 | $ 173 | $ 433 | $ 365 | $ 1,179 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Lord Abbett Affiliated Fund - Class A | Lord Abbett Mid-Cap Value Fund - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 747 | $ 818 | $ 980 | $ 122,786 | $ 147,313 |
| Total assets | 747 | 818 | 980 | 122,786 | 147,313 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 4 | 4 |
| Total liabilities | - | - | - | 4 | 4 |
| Net assets | $ 747 | $ 818 | $ 980 | $ 122,782 | $ 147,309 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 747 | $ 818 | $ 980 | $ 121,536 | $ 146,228 |
| Contracts in payout (annuitization) | - | - | - | 1,246 | 1,081 |
| Total net assets | $ 747 | $ 818 | $ 980 | $ 122,782 | $ 147,309 |
| | | | | | |
| Total number of mutual fund shares | 53,144 | 36,515 | 34,559 | 4,693,649 | 6,984,987 |
| | | | | | |
| Cost of mutual fund shares | $ 760 | $ 814 | $ 957 | $ 112,608 | $ 131,389 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

|  | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 421 | $ 82,749 | $ 486 | $ 22,033 | $ 316 |
| Total assets | 421 | 82,749 | 486 | 22,033 | 316 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | - | - |
| Total liabilities | - | 2 | - | - | - |
| Net assets | $ 421 | $ 82,747 | $ 486 | $ 22,033 | $ 316 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 421 | $ 82,747 | $ 486 | $ 22,033 | $ 316 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 421 | $ 82,747 | $ 486 | $ 22,033 | $ 316 |
| | | | | | |
| Total number of mutual fund shares | 32,776 | 3,999,478 | 17,155 | 774,187 | 7,366 |
| | | | | | |
| Cost of mutual fund shares | $ 391 | $ 75,638 | $ 458 | $ 20,737 | $ 289 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth Fund/VA | Oppenheimer Global Securities Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 115,471 | $ 50 | $ 22 | $ 3 | $ 711 |
| Total assets | 115,471 | 50 | 22 | 3 | 711 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 3 | - | - | - | - |
| Total liabilities | 3 | - | - | - | - |
| Net assets | $ 115,468 | $ 50 | $ 22 | $ 3 | $ 711 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 115,468 | $ 50 | $ 22 | $ - | $ 711 |
| Contracts in payout (annuitization) | - | - | - | 3 | - |
| Total net assets | $ 115,468 | $ 50 | $ 22 | $ 3 | $ 711 |
| | | | | | |
| Total number of mutual fund shares | 3,178,399 | 755 | 585 | 52 | 21,306 |
| | | | | | |
| Cost of mutual fund shares | $ 90,872 | $ 48 | $ 20 | $ 2 | $ 626 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund | PIMCO Real Return Portfolio - Admin Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 41 | $ 1,052 | $ 154 | $ 54,354 | $ 22,844 |
| Total assets | 41 | 1,052 | 154 | 54,354 | 22,844 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | 1 |
| Total liabilities | - | - | - | 1 | 1 |
| Net assets | $ 41 | $ 1,052 | $ 154 | $ 54,353 | $ 22,843 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 1,052 | $ 154 | $ 54,353 | $ 22,843 |
| Contracts in payout (annuitization) | 41 | - | - | - | - |
| Total net assets | $ 41 | $ 1,052 | $ 154 | $ 54,353 | $ 22,843 |
| | | | | | |
| Total number of mutual fund shares | 1,864 | 61,212 | 30,040 | 2,298,278 | 1,800,122 |
| | | | | | |
| Cost of mutual fund shares | $ 34 | $ 1,002 | $ 149 | $ 52,142 | $ 23,321 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Pioneer Fund - Class A | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|    at fair value | $ 25 | $ 742 | $ 69,928 | $ 4,548 | $ 6,949 |
| Total assets | 25 | 742 | 69,928 | 4,548 | 6,949 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 2 | - | - |
| Total liabilities | - | - | 2 | - | - |
| Net assets | $ 25 | $ 742 | $ 69,926 | $ 4,548 | $ 6,949 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 25 | $ 742 | $ 67,900 | $ 4,385 | $ 6,949 |
| Contracts in payout (annuitization) | - | - | 2,026 | 163 | - |
| Total net assets | $ 25 | $ 742 | $ 69,926 | $ 4,548 | $ 6,949 |
| | | | | | |
| Total number of mutual fund shares | 563 | 69,076 | 3,290,718 | 211,040 | 638,695 |
| | | | | | |
| Cost of mutual fund shares | $ 24 | $ 785 | $ 65,699 | $ 4,180 | $ 7,214 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT Portfolio - Class I | Scudder Equity 500 Index Fund - Investment | T. Rowe Price Mid-Cap Value Fund - R Class | Templeton Foreign Fund - Class A | Templeton Growth Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 77,470 | $ 66 | $ 775 | $ 637 | $ 371 |
| Total assets | 77,470 | 66 | 775 | 637 | 371 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | - | - | - | - |
| Total liabilities | 2 | - | - | - | - |
| Net assets | $ 77,468 | $ 66 | $ 775 | $ 637 | $ 371 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 76,472 | $ 66 | $ 775 | $ 637 | $ 371 |
| Contracts in payout (annuitization) | 996 | - | - | - | - |
| Total net assets | $ 77,468 | $ 66 | $ 775 | $ 637 | $ 371 |
| | | | | | |
| Total number of mutual fund shares | 3,098,807 | 475 | 33,481 | 50,263 | 16,179 |
| | | | | | |
| Cost of mutual fund shares | $ 71,541 | $ 65 | $ 744 | $ 588 | $ 368 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15,341 | $ 3,894 | $ 145,134 | $ 295 | $ 73 |
| Total assets | 15,341 | 3,894 | 145,134 | 295 | 73 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 4 | - | - |
| Total liabilities | - | - | 4 | - | - |
| Net assets | $ 15,341 | $ 3,894 | $ 145,130 | $ 295 | $ 73 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,341 | $ 3,894 | $ 145,130 | $ 295 | $ 73 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,341 | $ 3,894 | $ 145,130 | $ 295 | $ 73 |
| | | | | | |
| Total number of mutual fund shares | 1,487,993 | 127,674 | 4,730,558 | 16,347 | 5,253 |
| | | | | | |
| Cost of mutual fund shares | $ 15,894 | $ 3,486 | $ 127,467 | $ 299 | $ 66 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger Select | Wanger U.S. Smaller Companies |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 63 | $ 240 | $ - | $ 6,985 | $ 9,257 |
| Total assets | 63 | 240 | - | 6,985 | 9,257 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 63 | $ 240 | $ - | $ 6,985 | $ 9,257 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 63 | $ 240 | $ - | $ 6,985 | $ 9,257 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 63 | $ 240 | $ - | $ 6,985 | $ 9,257 |
| | | | | | |
| Total number of mutual fund shares | 4,369 | 12,884 | 12 | 308,263 | 265,248 |
| | | | | | |
| Cost of mutual fund shares | $ 61 | $ 231 | $ - | $ 6,467 | $ 8,394 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2005**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 |
|---|---|---|
| **Assets** | | |
| Investments in mutual funds | | |
| at fair value | $ 2,177 | $ 66,273 |
| Total assets | 2,177 | 66,273 |
| | | |
| **Liabilities** | | |
| Payable to related parties | - | 2 |
| Total liabilities | - | 2 |
| Net assets | $ 2,177 | $ 66,271 |
| | | |
| **Net assets** | | |
| Accumulation units | $ 2,177 | $ 66,271 |
| Contracts in payout (annuitization) | - | - |
| Total net assets | $ 2,177 | $ 66,271 |
| | | |
| Total number of mutual fund shares | 70,897 | 2,153,830 |
| | | |
| Cost of mutual fund shares | $ 2,126 | $ 64,563 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM Health Sciences Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1 | $ - | $ - | $ 12 |
| Total investment income | - | 1 | - | - | 12 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | - | - | - | 203 |
| Total expenses | 1 | - | - | - | 203 |
| Net investment income (loss) | (1) | 1 | - | - | (191) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | - | - | 3 | (1,951) |
| Capital gains distributions | 14 | - | 2 | 1 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 18 | - | 2 | 4 | (1,951) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (5) | - | 2 | (2) | 3,517 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 12 | $ 1 | $ 4 | $ 2 | $ 1,375 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AIM V.I. Growth Fund - Series I Shares | AIM V.I. Premier Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund - Class A | AllianceBernstein VPSF Growth and Income Portfolio Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 475 | $ - | $ 142 | $ - | $ 2 |
| Total investment income | 475 | - | 142 | - | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 369 | 176 | 181 | - | 2 |
| Total expenses | 369 | 176 | 181 | - | 2 |
| Net investment income (loss) | 106 | (176) | (39) | - | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,357) | (1,484) | (1,001) | - | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3,357) | (1,484) | (1,001) | - | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,504 | 2,612 | 1,796 | 1 | 7 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,253 | $ 952 | $ 756 | $ 1 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Allianz NFJ Small-Cap Value Fund - Class A | American Century Income & Growth Fund - Advisor Class | American Balanced Fund® - Class R-3 | Ariel Appreciation Fund | Ariel Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 89 | $ 51 | $ 1 | $ 2 |
| Total investment income | 7 | 89 | 51 | 1 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 52 | 22 | 3 | 4 |
| Total expenses | 3 | 52 | 22 | 3 | 4 |
| Net investment income (loss) | 4 | 37 | 29 | (2) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 204 | 1 | 1 | 2 |
| Capital gains distributions | 30 | 216 | 67 | 17 | 27 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 32 | 420 | 68 | 18 | 29 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (7) | (252) | (23) | (7) | (34) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 29 | $ 205 | $ 74 | $ 9 | $ (7) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Baron Asset Fund | Baron Growth Fund | Calvert Social Balanced Portfolio | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1,176 | $ 17 | $ 1,025 |
| Total investment income | - | - | 1,176 | 17 | 1,025 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 7 | 664 | 5 | 359 |
| Total expenses | 2 | 7 | 664 | 5 | 359 |
| Net investment income (loss) | (2) | (7) | 512 | 12 | 666 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 23 | (975) | 5 | 483 |
| Capital gains distributions | 16 | 45 | - | 37 | 1,891 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 18 | 68 | (975) | 42 | 2,374 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13 | (18) | 3,313 | 102 | 5,136 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 29 | $ 43 | $ 2,850 | $ 156 | $ 8,176 |

*The accompanying notes are an integral part of these financial statements.*

44

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Equity- Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 570 | $ - | $ 523 | $ 2,274 | $ 6,491 |
| Total investment income | 570 | - | 523 | 2,274 | 6,491 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 638 | 3 | 192 | 8,724 | 4,075 |
| Total expenses | 638 | 3 | 192 | 8,724 | 4,075 |
| Net investment income (loss) | (68) | (3) | 331 | (6,450) | 2,416 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 823 | 1 | (597) | 9,292 | (175) |
| Capital gains distributions | 7,934 | 63 | 7 | 142 | 14,264 |
| Total realized gain (loss) on investments and capital gains distributions | 8,757 | 64 | (590) | 9,434 | 14,089 |
| Net unrealized appreciation (depreciation) of investments | (2,951) | (20) | 791 | 127,918 | 1,612 |
| Net increase (decrease) in net assets resulting from operations | $ 5,738 | $ 41 | $ 532 | $ 130,902 | $ 18,117 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Mutual Discovery Fund - Class R |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,784 | $ 813 | $ 2,010 | $ 280 | $ 6 |
| Total investment income | 1,784 | 813 | 2,010 | 280 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3,563 | 59 | 1,156 | 423 | 3 |
| Total expenses | 3,563 | 59 | 1,156 | 423 | 3 |
| Net investment income (loss) | (1,779) | 754 | 854 | (143) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (23,603) | (127) | (1,956) | 2,955 | 2 |
| Capital gains distributions | - | - | - | 219 | 32 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (23,603) | (127) | (1,956) | 3,174 | 34 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 38,951 | (526) | 5,330 | 3,773 | 19 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 13,569 | $ 101 | $ 4,228 | $ 6,804 | $ 56 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Hibernia Mid Cap Equity Fund - Class A | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 475 | $ - | $ - | $ 25 |
| Total investment income | - | 475 | - | - | 25 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 665 | 1 | - | 6 |
| Total expenses | 2 | 665 | 1 | - | 6 |
| Net investment income (loss) | (2) | (190) | (1) | - | 19 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 2,455 | 105 | - | 15 |
| Capital gains distributions | - | 384 | 5 | 4 | 64 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7 | 2,839 | 110 | 4 | 79 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 14 | 2,169 | (3) | - | (3) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19 | $ 4,818 | $ 106 | $ 4 | $ 95 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING GET Fund - Series H | ING GET Fund - Series I | ING GET Fund - Series J |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 25 | $ 27 | $ 657 | $ 35 | $ 25 |
| Total investment income | 25 | 27 | 657 | 35 | 25 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 4 | 5 | 37 | 5 | 4 |
| Total expenses | 4 | 5 | 37 | 5 | 4 |
| Net investment income (loss) | 21 | 22 | 620 | 30 | 21 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | (1) | (1,120) | (55) | (35) |
| Capital gains distributions | - | 3 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | 2 | (1,120) | (55) | (35) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (9) | (10) | 501 | 25 | 15 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 9 | $ 14 | $ 1 | $ - | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 95 | $ 24 | $ 135 | $ 504 | $ - |
| Total investment income | 95 | 24 | 135 | 504 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 15 | 8 | 43 | 257 | 1 |
| Total expenses | 15 | 8 | 43 | 257 | 1 |
| Net investment income (loss) | 80 | 16 | 92 | 247 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (101) | (3) | 17 | 148 | 18 |
| Capital gains distributions | - | - | - | 573 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (101) | (3) | 17 | 721 | 18 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 33 | (6) | (100) | (928) | (30) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 12 | $ 7 | $ 9 | $ 40 | $ (13) |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Class S | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 4 | 12 | 13 | 20 | 1 |
| Total expenses | 4 | 12 | 13 | 20 | 1 |
| Net investment income (loss) | (4) | (12) | (13) | (20) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 25 | 19 | 158 | (1) |
| Capital gains distributions | 44 | 2 | - | - | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 51 | 27 | 19 | 158 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 6 | 191 | 412 | 568 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 53 | $ 206 | $ 418 | $ 706 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ - | $ - | $ 1 | $ 912 |
| Total investment income | 3 | - | - | 1 | 912 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 52 | 4 | 4 | 3 | 432 |
| Total expenses | 52 | 4 | 4 | 3 | 432 |
| Net investment income (loss) | (49) | (4) | (4) | (2) | 480 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 134 | 1 | 1 | 11 | 428 |
| Capital gains distributions | 586 | - | - | 15 | 1,444 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 720 | 1 | 1 | 26 | 1,872 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 138 | 59 | 41 | 107 | (1,538) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 809 | $ 56 | $ 38 | $ 131 | $ 814 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ - | $ 36 | $ - | $ 9 |
| Total investment income | 8 | - | 36 | - | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 4 | 1 | 6 | 1 | 50 |
| Total expenses | 4 | 1 | 6 | 1 | 50 |
| Net investment income (loss) | 4 | (1) | 30 | (1) | (41) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | - | (13) | 100 | - |
| Capital gains distributions | 23 | - | - | - | 24 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 31 | - | (13) | 100 | 24 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (16) | 7 | 8 | 2,183 | 431 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19 | $ 6 | $ 25 | $ 2,282 | $ 414 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

|  | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING International Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 545 | $ 1 | $ - | $ 2 | $ 50 |
| Total investment income | 545 | 1 | - | 2 | 50 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and |  |  |  |  |  |
| other charges | 476 | 15 | - | 1 | 55 |
| Total expenses | 476 | 15 | - | 1 | 55 |
| Net investment income (loss) | 69 | (14) | - | 1 | (5) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 272 | - | - | 2 | 323 |
| Capital gains distributions | 1,113 | - | - | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 1,385 | - | - | 2 | 323 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 194 | 131 | - | 51 | (343) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 1,648 | $ 117 | $ - | $ 54 | $ (25) |

*The accompanying notes are an integral part of these financial statements.*

53

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 54 | $ - | $ - |
| Total investment income | - | - | 54 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,225 | 6 | 290 | 748 | 92 |
| Total expenses | 1,225 | 6 | 290 | 748 | 92 |
| Net investment income (loss) | (1,225) | (6) | (236) | (748) | (92) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,352 | (35) | 518 | 3,613 | 624 |
| Capital gains distributions | - | - | 3,415 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,352 | (35) | 3,933 | 3,613 | 624 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11,572 | (94) | (1,715) | 1,571 | (399) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 11,699 | $ (135) | $ 1,982 | $ 4,436 | $ 133 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING JPMorgan Fleming International Portfolio - Initial Class | ING JPMorgan Fleming International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 16 | $ 5 | $ 1,009 | $ - | $ 66 |
| Total investment income | 16 | 5 | 1,009 | - | 66 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 17 | 18 | 1,368 | - | 225 |
| Total expenses | 17 | 18 | 1,368 | - | 225 |
| Net investment income (loss) | (1) | (13) | (359) | - | (159) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 45 | 65 | 10,588 | - | 1,072 |
| Capital gains distributions | - | - | - | - | 1,710 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 45 | 65 | 10,588 | - | 2,782 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 24 | (22) | 1,368 | - | (1,107) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 68 | $ 30 | $ 11,597 | $ - | $ 1,516 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING MFS Capital Opportunities Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,022 | $ 71 | $ 7,246 | $ - | $ 2,619 |
| Total investment income | 1,022 | 71 | 7,246 | - | 2,619 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,313 | 207 | 6,086 | 9 | 825 |
| Total expenses | 1,313 | 207 | 6,086 | 9 | 825 |
| Net investment income (loss) | (291) | (136) | 1,160 | (9) | 1,794 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (34,798) | 803 | 5,261 | 37 | 184 |
| Capital gains distributions | - | - | 15,050 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (34,798) | 803 | 20,311 | 37 | 184 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 35,110 | (448) | 128,131 | (208) | (342) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 21 | $ 219 | $ 149,602 | $ (180) | $ 1,636 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | ING Salomon Brothers Aggressive Growth Portfolio - Service Class | ING Salomon Brothers Large Cap Growth Portfolio - Initial Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 827 | $ - | $ - | $ - | $ - |
| Total investment income | 827 | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 537 | 2,171 | - | 29 | - |
| Total expenses | 537 | 2,171 | - | 29 | - |
| Net investment income (loss) | 290 | (2,171) | - | (29) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 233 | (5,877) | - | 26 | - |
| Capital gains distributions | 621 | - | - | 371 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 854 | (5,877) | - | 397 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (680) | 27,528 | 3 | 159 | 2 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 464 | $ 19,480 | $ 3 | $ 527 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 6 | - | 7 | 1 | 3 |
| Total expenses | 6 | - | 7 | 1 | 3 |
| Net investment income (loss) | (6) | - | (7) | (1) | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | - | 1 | - | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | - | 1 | - | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 48 | 2 | 55 | 6 | 35 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 46 | $ 2 | $ 49 | $ 5 | $ 32 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 2 | - | 2 | 3,119 |
| Total expenses | - | 2 | - | 2 | 3,119 |
| Net investment income (loss) | - | (2) | - | (2) | (3,119) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 13 | - | - | 2,916 |
| Capital gains distributions | - | - | - | - | 7,342 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 13 | - | - | 10,258 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 15 | - | 6 | 58,316 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 26 | $ - | $ 4 | $ 65,455 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,375 | $ 2 | $ 1,169 | $ 511 |
| Total investment income | - | 1,375 | 2 | 1,169 | 511 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 30 | 2,893 | 2 | 1,418 | 912 |
| Total expenses | 30 | 2,893 | 2 | 1,418 | 912 |
| Net investment income (loss) | (30) | (1,518) | - | (249) | (401) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | 5,156 | 15 | (2,729) | 2,895 |
| Capital gains distributions | 3 | - | - | - | 3,612 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | 5,156 | 15 | (2,729) | 6,507 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (629) | 9,694 | 10 | 13,334 | (3,185) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (662) | $ 13,332 | $ 25 | $ 10,356 | $ 2,921 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Balanced Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 289 | $ - | $ 1,080 | $ 962 | $ 795 |
| Total investment income | 289 | - | 1,080 | 962 | 795 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2,474 | 15 | 747 | 851 | 392 |
| Total expenses | 2,474 | 15 | 747 | 851 | 392 |
| Net investment income (loss) | (2,185) | (15) | 333 | 111 | 403 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 877 | 105 | 235 | 5 | 637 |
| Capital gains distributions | 290 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,167 | 105 | 235 | 5 | 637 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 29,579 | (176) | 2,067 | 3,794 | 41 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 28,561 | $ (86) | $ 2,635 | $ 3,910 | $ 1,081 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 20,688 | $ 40 | $ 397 | $ 907 | $ 6 |
| Total investment income | 20,688 | 40 | 397 | 907 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 22,576 | 23 | 182 | 627 | 11 |
| Total expenses | 22,576 | 23 | 182 | 627 | 11 |
| Net investment income (loss) | (1,888) | 17 | 215 | 280 | (5) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (249,526) | 34 | 106 | (32) | 2 |
| Capital gains distributions | - | 65 | 323 | 59 | 11 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (249,526) | 99 | 429 | 27 | 13 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 382,184 | (116) | (771) | (688) | (4) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 130,770 | $ - | $ (127) | $ (381) | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 20 | $ 2 | $ - | $ - | $ - |
| Total investment income | 20 | 2 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 89 | 58 | 21 | 2 | - |
| Total expenses | 89 | 58 | 21 | 2 | - |
| Net investment income (loss) | (69) | (56) | (21) | (2) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 2 | 4 | - | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 14 | 2 | 4 | - | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 98 | 83 | 35 | 1 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 43 | $ 29 | $ 18 | $ (1) | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 575 | $ 6,668 | $ 1,726 |
| Total investment income | - | - | 575 | 6,668 | 1,726 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 370 | 809 | 5,574 | 3,730 |
| Total expenses | - | 370 | 809 | 5,574 | 3,730 |
| Net investment income (loss) | - | (370) | (234) | 1,094 | (2,004) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1,468 | (16,707) | (21,391) | 4,821 |
| Capital gains distributions | - | - | - | - | 26,515 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 1,468 | (16,707) | (21,391) | 31,336 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 2,353 | 22,821 | 42,006 | 8,200 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 3,451 | $ 5,880 | $ 21,709 | $ 37,532 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | ING VP International Equity Portfolio - Class I | ING VP Small Company Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 516 | $ 144 | $ 239 | $ 1,848 | $ 6 |
| Total investment income | 516 | 144 | 239 | 1,848 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,637 | 150 | 1,564 | 1,014 | 5 |
| Total expenses | 1,637 | 150 | 1,564 | 1,014 | 5 |
| Net investment income (loss) | (1,121) | (6) | (1,325) | 834 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,879 | 1,630 | 14,701 | (1,227) | 35 |
| Capital gains distributions | 8,615 | - | 2,144 | - | 13 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 12,494 | 1,630 | 16,845 | (1,227) | 48 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (333) | 632 | (2,434) | 5,789 | 8 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 11,040 | $ 2,256 | $ 13,086 | $ 5,396 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | ING VP International Value Portfolio - Class I | ING VP MagnaCap Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,665 | $ 22 | $ - | $ 1,000 | $ - |
| Total investment income | 1,665 | 22 | - | 1,000 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 666 | 18 | 57 | 397 | 69 |
| Total expenses | 666 | 18 | 57 | 397 | 69 |
| Net investment income (loss) | 999 | 4 | (57) | 603 | (69) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,365 | 204 | 266 | 1,431 | 749 |
| Capital gains distributions | 4,069 | 177 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8,434 | 381 | 266 | 1,431 | 749 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,085) | (262) | 237 | 2,662 | (57) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,348 | $ 123 | $ 446 | $ 4,696 | $ 623 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

|  | ING VP Balanced Portfolio - Class I | ING VP Emerging Markets Fund | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 15,561 | $ 87 | $ 15,384 | $ 2,559 | $ 15 |
| Total investment income | 15,561 | 87 | 15,384 | 2,559 | 15 |
| Expenses: | | | | | |
|   Mortality, expense risk and | | | | | |
|     other charges | 7,207 | 107 | 4,307 | 2,059 | 382 |
| Total expenses | 7,207 | 107 | 4,307 | 2,059 | 382 |
| Net investment income (loss) | 8,354 | (20) | 11,077 | 500 | (367) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | (19,190) | 4,418 | 2,725 | 566 | 4,617 |
| Capital gains distributions | - | - | 2,100 | - | 1,469 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | (19,190) | 4,418 | 4,825 | 566 | 6,086 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 30,595 | (1,237) | (7,637) | 3,319 | 6,520 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 19,759 | $ 3,161 | $ 8,265 | $ 4,385 | $ 12,239 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Janus Adviser Series Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Capital Appreciation Portfolio - Service Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 12 | $ - | $ 8 | $ 1 |
| Total investment income | - | 12 | - | 8 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 1,005 | 9 | 210 | 555 |
| Total expenses | - | 1,005 | 9 | 210 | 555 |
| Net investment income (loss) | - | (993) | (9) | (202) | (554) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (3,844) | 583 | (1,130) | (95,718) |
| Capital gains distributions | - | - | - | 5 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (3,844) | 583 | (1,125) | (95,718) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | (7,779) | (741) | 1,045 | 83,526 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ (12,616) | $ (167) | $ (282) | $ (12,746) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Janus Twenty Fund | Legg Mason Value Trust, Inc. - Primary Class | Lord Abbett Affiliated Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 6 | $ - | $ - | $ 9 |
| Total investment income | - | 6 | - | - | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,301 | 1,208 | 2 | 8 | 6 |
| Total expenses | 1,301 | 1,208 | 2 | 8 | 6 |
| Net investment income (loss) | (1,301) | (1,202) | (2) | (8) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (337,444) | (188,088) | 84 | 1 | 6 |
| Capital gains distributions | - | - | - | - | 47 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (337,444) | (188,088) | 84 | 1 | 53 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 308,520 | 175,869 | (156) | 150 | (23) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (30,225) | $ (13,421) | $ (74) | $ 143 | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ - | $ 1,177 | $ 626 | $ - |
| Total investment income | 3 | - | 1,177 | 626 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 6 | 7 | 1,268 | 1,321 | 2 |
| Total expenses | 6 | 7 | 1,268 | 1,321 | 2 |
| Net investment income (loss) | (3) | (7) | (91) | (695) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 2 | 1,947 | 1,994 | 5 |
| Capital gains distributions | 54 | 90 | 7,190 | 8,557 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 60 | 92 | 9,137 | 10,551 | 5 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (16) | 10 | (6,161) | (152) | 14 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 41 | $ 95 | $ 2,885 | $ 9,704 | $ 17 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

|  | MFS® Total Return Series - Initial Class | Moderate Allocation | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,567 | $ - | $ 5 | $ 287 | $ 2 |
| Total investment income | 1,567 | - | 5 | 287 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 837 | - | 2 | 128 | 3 |
| Total expenses | 837 | - | 2 | 128 | 3 |
| Net investment income (loss) | 730 | - | 3 | 159 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,300 | - | 2 | 285 | 2 |
| Capital gains distributions | 3,072 | - | 29 | 1,301 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4,372 | - | 31 | 1,586 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,639) | (63) | 12 | 512 | 12 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,463 | $ (63) | $ 46 | $ 2,257 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

71

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth Fund/VA | Oppenheimer Global Securities Fund/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,328 | $ - | $ - | $ - | $ 4,346 |
| Total investment income | 1,328 | - | - | - | 4,346 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 755 | - | - | - | 1,173 |
| Total expenses | 755 | - | - | - | 1,173 |
| Net investment income (loss) | 573 | - | - | - | 3,173 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,045 | - | - | - | 64,535 |
| Capital gains distributions | 3,268 | 1 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7,313 | 1 | - | - | 64,535 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 19,198 | 2 | 1 | - | (93,326) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 27,084 | $ 3 | $ 1 | $ - | $ (25,618) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund | PIMCO Real Return Portfolio - Admin Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 2,263 | $ 585 | $ 517 |
| Total investment income | 1 | - | 2,263 | 585 | 517 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 3 | 142 | 318 | 191 |
| Total expenses | 1 | 3 | 142 | 318 | 191 |
| Net investment income (loss) | - | (3) | 2,121 | 267 | 326 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 7 | 465 | 477 | 26 |
| Capital gains distributions | - | - | - | 1,184 | 245 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | 7 | 465 | 1,661 | 271 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 49 | (3,306) | 952 | (419) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2 | $ 53 | $ (720) | $ 2,880 | $ 178 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Pioneer Fund - Class A | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 28 | $ 1,304 | $ 49 | $ 325 |
| Total investment income | - | 28 | 1,304 | 49 | 325 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 4 | 514 | 37 | 65 |
| Total expenses | - | 4 | 514 | 37 | 65 |
| Net investment income (loss) | - | 24 | 790 | 12 | 260 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (1) | 771 | 163 | (57) |
| Capital gains distributions | - | 30 | - | - | 201 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 29 | 771 | 163 | 144 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | (42) | 966 | 29 | (331) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 11 | $ 2,527 | $ 204 | $ 73 |

*The accompanying notes are an integral part of these financial statements.*

74

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT Portfolio - Class I | Scudder Equity 500 Index Fund - Investment | T. Rowe Price Mid-Cap Value Fund - R Class | Templeton Foreign Fund - Class A | Templeton Growth Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 212 | $ - | $ 2 | $ 10 | $ 6 |
| Total investment income | 212 | - | 2 | 10 | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 703 | - | 6 | 5 | 2 |
| Total expenses | 703 | - | 6 | 5 | 2 |
| Net investment income (loss) | (491) | - | (4) | 5 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,514 | - | 5 | 17 | 2 |
| Capital gains distributions | 4,089 | - | 38 | 31 | 19 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6,603 | - | 43 | 48 | 21 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,467) | 1 | 4 | 2 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,645 | $ 1 | $ 43 | $ 55 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 593 | $ 17 | $ 910 | $ 7 | $ - |
| Total investment income | 593 | 17 | 910 | 7 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 143 | 19 | 901 | 2 | - |
| Total expenses | 143 | 19 | 901 | 2 | - |
| Net investment income (loss) | 450 | (2) | 9 | 5 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 19 | 752 | 3 | - |
| Capital gains distributions | - | 28 | 1,039 | 7 | 3 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 9 | 47 | 1,791 | 10 | 3 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (921) | 323 | 14,129 | (9) | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (462) | $ 368 | $ 15,929 | $ 6 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2005
*(Dollars in thousands)*

| | Vanguard® 500 Index Fund - Investor Shares | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 5 | $ - | $ - |
| Total investment income | - | - | 5 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | - | 2 | - | 46 |
| Total expenses | - | - | 2 | - | 46 |
| Net investment income (loss) | - | - | 3 | - | (46) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | 1 | - | (7) |
| Capital gains distributions | - | - | 12 | - | 210 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2 | - | 13 | - | 203 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 5 | 2 | (8) | - | 428 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7 | $ 2 | $ 8 | $ - | $ 585 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2005**
*(Dollars in thousands)*

| | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund℠ - Class R-3 | Washington Mutual Investors Fund℠ - Class R-4 |
|---|---|---|---|
| **Net investment income (loss)** | | | |
| Income: | | | |
| Dividends | $ - | $ 28 | $ 1,066 |
| Total investment income | - | 28 | 1,066 |
| Expenses: | | | |
| Mortality, expense risk and | | | |
| other charges | 54 | 12 | 548 |
| Total expenses | 54 | 12 | 548 |
| Net investment income (loss) | (54) | 16 | 518 |
| | | | |
| **Realized and unrealized gain (loss)** | | | |
| **on investments** | | | |
| Net realized gain (loss) on investments | 52 | 7 | 82 |
| Capital gains distributions | - | 30 | 900 |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | 52 | 37 | 982 |
| Net unrealized appreciation | | | |
| (depreciation) of investments | 627 | (2) | 248 |
| Net increase (decrease) in net assets | | | |
| resulting from operations | $ 625 | $ 51 | $ 1,748 |

*The accompanying notes are an integral part of these financial statements.*

78

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM Health Sciences Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 13 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 2 | - | - | 2 |
| Net increase (decrease) in net assets from operations | 15 | - | - | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 181 | - | - | 19 |
| Net increase (decrease) in assets derived from principal transactions | 181 | - | - | 19 |
| Total increase (decrease) in net assets | 196 | - | - | 21 |
| **Net assets at December 31, 2004** | 196 | - | - | 21 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 1 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 18 | - | 2 | 4 |
| Net unrealized appreciation (depreciation) during the year | (5) | - | 2 | (2) |
| Net increase (decrease) in net assets from operations | 12 | 1 | 4 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (20) | 7 | 64 | (23) |
| Net increase (decrease) in assets derived from principal transactions | (20) | 7 | 64 | (23) |
| Total increase (decrease) in net assets | (8) | 8 | 68 | (21) |
| **Net assets at December 31, 2005** | $ 188 | $ 8 | $ 68 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares | AIM V.I. Growth Fund - Series I Shares | AIM V.I. Premier Equity Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 20,562 | $ 42,522 | $ 17,055 | $ 21,041 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (213) | (65) | (186) | (114) |
| Net realized gain (loss) on investments and capital gains distributions | (2,335) | (4,988) | (3,438) | (2,219) |
| Net unrealized appreciation (depreciation) during the year | 3,580 | 7,928 | 4,751 | 3,175 |
| Net increase (decrease) in net assets from operations | 1,032 | 2,875 | 1,127 | 842 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,070) | (7,084) | (587) | (2,247) |
| Net increase (decrease) in assets derived from principal transactions | (1,070) | (7,084) | (587) | (2,247) |
| Total increase (decrease) in net assets | (38) | (4,209) | 540 | (1,405) |
| **Net assets at December 31, 2004** | 20,524 | 38,313 | 17,595 | 19,636 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (191) | 106 | (176) | (39) |
| Net realized gain (loss) on investments and capital gains distributions | (1,951) | (3,357) | (1,484) | (1,001) |
| Net unrealized appreciation (depreciation) during the year | 3,517 | 4,504 | 2,612 | 1,796 |
| Net increase (decrease) in net assets from operations | 1,375 | 1,253 | 952 | 756 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,525) | (7,783) | (1,923) | (3,420) |
| Net increase (decrease) in assets derived from principal transactions | (2,525) | (7,783) | (1,923) | (3,420) |
| Total increase (decrease) in net assets | (1,150) | (6,530) | (971) | (2,664) |
| **Net assets at December 31, 2005** | $ 19,374 | $ 31,783 | $ 16,624 | $ 16,972 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund - Class A | AllianceBernstein VPSF Growth and Income Portfolio Class A | Allianz NFJ Small-Cap Value Fund - Class A | American Century Income & Growth Fund - Advisor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ 2,491 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 1 | 31 |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 3 | 156 |
| Net unrealized appreciation (depreciation) during the year | 2 | 2 | 5 | 212 |
| Net increase (decrease) in net assets from operations | 2 | 2 | 9 | 399 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 20 | 48 | 44 | 1,499 |
| Net increase (decrease) in assets derived from principal transactions | 20 | 48 | 44 | 1,499 |
| Total increase (decrease) in net assets | 22 | 50 | 53 | 1,898 |
| **Net assets at December 31, 2004** | 22 | 50 | 53 | 4,389 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 4 | 37 |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 32 | 420 |
| Net unrealized appreciation (depreciation) during the year | 1 | 7 | (7) | (252) |
| Net increase (decrease) in net assets from operations | 1 | 7 | 29 | 205 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 19 | 203 | 316 | 1,035 |
| Net increase (decrease) in assets derived from principal transactions | 19 | 203 | 316 | 1,035 |
| Total increase (decrease) in net assets | 20 | 210 | 345 | 1,240 |
| **Net assets at December 31, 2005** | $ 42 | $ 260 | $ 398 | $ 5,629 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 29 | 4 | 5 | 3 |
| Net unrealized appreciation (depreciation) during the year | 29 | 11 | 7 | 6 |
| Net increase (decrease) in net assets from operations | 62 | 14 | 12 | 9 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,207 | 178 | 142 | 126 |
| Net increase (decrease) in assets derived from principal transactions | 1,207 | 178 | 142 | 126 |
| Total increase (decrease) in net assets | 1,269 | 192 | 154 | 135 |
| **Net assets at December 31, 2004** | 1,269 | 192 | 154 | 135 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 29 | (2) | (2) | (2) |
| Net realized gain (loss) on investments and capital gains distributions | 68 | 18 | 29 | 18 |
| Net unrealized appreciation (depreciation) during the year | (23) | (7) | (34) | 13 |
| Net increase (decrease) in net assets from operations | 74 | 9 | (7) | 29 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,313 | 193 | 390 | 239 |
| Net increase (decrease) in assets derived from principal transactions | 2,313 | 193 | 390 | 239 |
| Total increase (decrease) in net assets | 2,387 | 202 | 383 | 268 |
| **Net assets at December 31, 2005** | $ 3,656 | $ 394 | $ 537 | $ 403 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Baron Growth Fund | Calvert Social Balanced Portfolio | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $            - | $      60,576 | $            - | $            - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 435 | 6 | 184 |
| Net realized gain (loss) on investments and capital gains distributions | - | (115) | 1 | (5) |
| Net unrealized appreciation (depreciation) during the year | 42 | 4,096 | 53 | 1,371 |
| Net increase (decrease) in net assets from operations | 41 | 4,416 | 60 | 1,550 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 351 | 1,178 | 493 | 14,810 |
| Net increase (decrease) in assets derived from principal transactions | 351 | 1,178 | 493 | 14,810 |
| Total increase (decrease) in net assets | 392 | 5,594 | 553 | 16,360 |
| **Net assets at December 31, 2004** | 392 | 66,170 | 553 | 16,360 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | 512 | 12 | 666 |
| Net realized gain (loss) on investments and capital gains distributions | 68 | (975) | 42 | 2,374 |
| Net unrealized appreciation (depreciation) during the year | (18) | 3,313 | 102 | 5,136 |
| Net increase (decrease) in net assets from operations | 43 | 2,850 | 156 | 8,176 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 599 | (2,487) | 499 | 37,111 |
| Net increase (decrease) in assets derived from principal transactions | 599 | (2,487) | 499 | 37,111 |
| Total increase (decrease) in net assets | 642 | 363 | 655 | 45,287 |
| **Net assets at December 31, 2005** | $       1,034 | $      66,533 | $       1,208 | $      61,647 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 17,138 | $ - | $ 21,727 | $ 564,372 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (1) | 371 | (4,524) |
| Net realized gain (loss) on investments and capital gains distributions | 2,152 | 11 | (1,138) | 6,291 |
| Net unrealized appreciation (depreciation) during the year | 3,909 | 43 | 1,644 | 87,085 |
| Net increase (decrease) in net assets from operations | 6,085 | 53 | 877 | 88,852 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 24,331 | 370 | (2,277) | 90,038 |
| Net increase (decrease) in assets derived from principal transactions | 24,331 | 370 | (2,277) | 90,038 |
| Total increase (decrease) in net assets | 30,416 | 423 | (1,400) | 178,890 |
| **Net assets at December 31, 2004** | 47,554 | 423 | 20,327 | 743,262 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (68) | (3) | 331 | (6,450) |
| Net realized gain (loss) on investments and capital gains distributions | 8,757 | 64 | (590) | 9,434 |
| Net unrealized appreciation (depreciation) during the year | (2,951) | (20) | 791 | 127,918 |
| Net increase (decrease) in net assets from operations | 5,738 | 41 | 532 | 130,902 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 22,009 | 127 | (2,213) | 133,893 |
| Net increase (decrease) in assets derived from principal transactions | 22,009 | 127 | (2,213) | 133,893 |
| Total increase (decrease) in net assets | 27,747 | 168 | (1,681) | 264,795 |
| **Net assets at December 31, 2005** | $ 75,301 | $ 591 | $ 18,646 | $ 1,008,057 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

|  | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 327,820 | $ 380,196 | $ 7,292 | $ 101,046 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 1,481 | (3,029) | 509 | 262 |
| Net realized gain (loss) on investments and capital gains distributions | 1,200 | (5,418) | (63) | (1,689) |
| Net unrealized appreciation (depreciation) during the year | 34,754 | 15,744 | (18) | 11,434 |
| Net increase (decrease) in net assets from operations | 37,435 | 7,297 | 428 | 10,007 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 39,833 | (10,155) | (2,510) | 5,710 |
| Net increase (decrease) in assets derived from principal transactions | 39,833 | (10,155) | (2,510) | 5,710 |
| Total increase (decrease) in net assets | 77,268 | (2,858) | (2,082) | 15,717 |
| **Net assets at December 31, 2004** | 405,088 | 377,338 | 5,210 | 116,763 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 2,416 | (1,779) | 754 | 854 |
| Net realized gain (loss) on investments and capital gains distributions | 14,089 | (23,603) | (127) | (1,956) |
| Net unrealized appreciation (depreciation) during the year | 1,612 | 38,951 | (526) | 5,330 |
| Net increase (decrease) in net assets from operations | 18,117 | 13,569 | 101 | 4,228 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | (21,999) | (61,723) | 711 | (4,376) |
| Net increase (decrease) in assets derived from principal transactions | (21,999) | (61,723) | 711 | (4,376) |
| Total increase (decrease) in net assets | (3,882) | (48,154) | 812 | (148) |
| **Net assets at December 31, 2005** | $ 401,206 | $ 329,184 | $ 6,022 | $ 116,615 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 30,341 | $ - | $ - | $ 15,883 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 3 | - | (250) |
| Net realized gain (loss) on investments and capital gains distributions | 2,313 | - | - | 1,628 |
| Net unrealized appreciation (depreciation) during the year | 1,946 | 19 | 8 | 5,351 |
| Net increase (decrease) in net assets from operations | 4,260 | 22 | 8 | 6,729 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,456 | 164 | 62 | 27,520 |
| Net increase (decrease) in assets derived from principal transactions | 6,456 | 164 | 62 | 27,520 |
| Total increase (decrease) in net assets | 10,716 | 186 | 70 | 34,249 |
| **Net assets at December 31, 2004** | 41,057 | 186 | 70 | 50,132 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (143) | 3 | (2) | (190) |
| Net realized gain (loss) on investments and capital gains distributions | 3,174 | 34 | 7 | 2,839 |
| Net unrealized appreciation (depreciation) during the year | 3,773 | 19 | 14 | 2,169 |
| Net increase (decrease) in net assets from operations | 6,804 | 56 | 19 | 4,818 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,102) | 425 | 229 | 17,358 |
| Net increase (decrease) in assets derived from principal transactions | (3,102) | 425 | 229 | 17,358 |
| Total increase (decrease) in net assets | 3,702 | 481 | 248 | 22,176 |
| **Net assets at December 31, 2005** | $ 44,759 | $ 667 | $ 318 | $ 72,308 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Hibernia Mid Cap Equity Fund - Class A | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 3 | 4 |
| Net realized gain (loss) on investments and capital gains distributions | - | 1 | 15 | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 19 | (1) |
| Net increase (decrease) in net assets from operations | - | 1 | 37 | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 8 | 245 | 401 |
| Net increase (decrease) in assets derived from principal transactions | - | 8 | 245 | 401 |
| Total increase (decrease) in net assets | - | 9 | 282 | 404 |
| **Net assets at December 31, 2004** | - | 9 | 282 | 404 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | 19 | 21 |
| Net realized gain (loss) on investments and capital gains distributions | 110 | 4 | 79 | (3) |
| Net unrealized appreciation (depreciation) during the year | (3) | - | (3) | (9) |
| Net increase (decrease) in net assets from operations | 106 | 4 | 95 | 9 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 19 | 38 | 577 | 299 |
| Net increase (decrease) in assets derived from principal transactions | 19 | 38 | 577 | 299 |
| Total increase (decrease) in net assets | 125 | 42 | 672 | 308 |
| **Net assets at December 31, 2005** | $ 125 | $ 51 | $ 954 | $ 712 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING GET Fund - Series H | ING GET Fund - Series I | ING GET Fund - Series J |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ 18,535 | $ 1,092 | $ 386 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 525 | 21 | 11 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | (141) | (4) | (1) |
| Net unrealized appreciation (depreciation) during the year | (1) | (368) | (22) | (12) |
| Net increase (decrease) in net assets from operations | 4 | 16 | (5) | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 531 | (5,052) | (317) | (33) |
| Net increase (decrease) in assets derived from principal transactions | 531 | (5,052) | (317) | (33) |
| Total increase (decrease) in net assets | 535 | (5,036) | (322) | (35) |
| **Net assets at December 31, 2004** | 535 | 13,499 | 770 | 351 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 620 | 30 | 21 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | (1,120) | (55) | (35) |
| Net unrealized appreciation (depreciation) during the year | (10) | 501 | 25 | 15 |
| Net increase (decrease) in net assets from operations | 14 | 1 | - | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 280 | (13,500) | (770) | (352) |
| Net increase (decrease) in assets derived from principal transactions | 280 | (13,500) | (770) | (352) |
| Total increase (decrease) in net assets | 294 | (13,499) | (770) | (351) |
| **Net assets at December 31, 2005** | $ 829 | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

|  | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q | ING GET Fund - Series S |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 1,736 | $ 1,049 | $ 4,385 | $ 32,661 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | 26 | 98 | 387 |
| Net realized gain (loss) on investments and capital gains distributions | (2) | (4) | 26 | 899 |
| Net unrealized appreciation (depreciation) during the year | (45) | (26) | (98) | (940) |
| Net increase (decrease) in net assets from operations | (11) | (4) | 26 | 346 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (376) | (349) | (562) | (9,049) |
| Net increase (decrease) in assets derived from principal transactions | (376) | (349) | (562) | (9,049) |
| Total increase (decrease) in net assets | (387) | (353) | (536) | (8,703) |
| **Net assets at December 31, 2004** | 1,349 | 696 | 3,849 | 23,958 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 80 | 16 | 92 | 247 |
| Net realized gain (loss) on investments and capital gains distributions | (101) | (3) | 17 | 721 |
| Net unrealized appreciation (depreciation) during the year | 33 | (6) | (100) | (928) |
| Net increase (decrease) in net assets from operations | 12 | 7 | 9 | 40 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,361) | (74) | (650) | (9,432) |
| Net increase (decrease) in assets derived from principal transactions | (1,361) | (74) | (650) | (9,432) |
| Total increase (decrease) in net assets | (1,349) | (67) | (641) | (9,392) |
| **Net assets at December 31, 2005** | $ - | $ 629 | $ 3,208 | $ 14,566 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Class S | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2004** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (4) | (12) | (13) |
| Net realized gain (loss) on investments and capital gains distributions | 18 | 51 | 27 | 19 |
| Net unrealized appreciation (depreciation) during the year | (30) | 6 | 191 | 412 |
| Net increase (decrease) in net assets from operations | (13) | 53 | 206 | 418 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,109 | 1,393 | 4,405 | 15,484 |
| Net increase (decrease) in assets derived from principal transactions | 1,109 | 1,393 | 4,405 | 15,484 |
| Total increase (decrease) in net assets | 1,096 | 1,446 | 4,611 | 15,902 |
| **Net assets at December 31, 2005** | $ 1,096 | $ 1,446 | $ 4,611 | $ 15,902 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Equity Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (3) | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 48 | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 100 | - |
| Net increase (decrease) in net assets from operations | - | - | 145 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 1,283 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 1,283 | - |
| Total increase (decrease) in net assets | - | - | 1,428 | - |
| **Net assets at December 31, 2004** | - | - | 1,428 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | (1) | (49) | (4) |
| Net realized gain (loss) on investments and capital gains distributions | 158 | - | 720 | 1 |
| Net unrealized appreciation (depreciation) during the year | 568 | 1 | 138 | 59 |
| Net increase (decrease) in net assets from operations | 706 | - | 809 | 56 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,167 | 282 | 6,553 | 1,644 |
| Net increase (decrease) in assets derived from principal transactions | 6,167 | 282 | 6,553 | 1,644 |
| Total increase (decrease) in net assets | 6,873 | 282 | 7,362 | 1,700 |
| **Net assets at December 31, 2005** | $ 6,873 | $ 282 | $ 8,790 | $ 1,700 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ 8,289 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 326 | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 74 | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 1,618 | - |
| Net increase (decrease) in net assets from operations | - | - | 2,018 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 18,812 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 18,812 | - |
| Total increase (decrease) in net assets | - | - | 20,830 | - |
| **Net assets at December 31, 2004** | - | - | 29,119 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (2) | 480 | 4 |
| Net realized gain (loss) on investments and capital gains distributions | 1 | 26 | 1,872 | 31 |
| Net unrealized appreciation (depreciation) during the year | 41 | 107 | (1,538) | (16) |
| Net increase (decrease) in net assets from operations | 38 | 131 | 814 | 19 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,121 | 1,217 | 11,347 | 1,172 |
| Net increase (decrease) in assets derived from principal transactions | 1,121 | 1,217 | 11,347 | 1,172 |
| Total increase (decrease) in net assets | 1,159 | 1,348 | 12,161 | 1,191 |
| **Net assets at December 31, 2005** | $ 1,159 | $ 1,348 | $ 41,280 | $ 1,191 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2004** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 30 | (1) | (41) |
| Net realized gain (loss) on investments and capital gains distributions | - | (13) | 100 | 24 |
| Net unrealized appreciation (depreciation) during the year | 7 | 8 | 2,183 | 431 |
| Net increase (decrease) in net assets from operations | 6 | 25 | 2,282 | 414 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 208 | 1,393 | 22,755 | 18,749 |
| Net increase (decrease) in assets derived from principal transactions | 208 | 1,393 | 22,755 | 18,749 |
| Total increase (decrease) in net assets | 214 | 1,418 | 25,037 | 19,163 |
| **Net assets at December 31, 2005** | $ 214 | $ 1,418 | $ 25,037 | $ 19,163 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING International Fund - Class Q | ING International SmallCap Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 2,143 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 72 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 253 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 2,450 | - | - | - |
| Net increase (decrease) in net assets from operations | 2,775 | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25,205 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 25,205 | - | - | - |
| Total increase (decrease) in net assets | 27,980 | - | - | - |
| **Net assets at December 31, 2004** | 30,123 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 69 | (14) | - | 1 |
| Net realized gain (loss) on investments and capital gains distributions | 1,385 | - | - | 2 |
| Net unrealized appreciation (depreciation) during the year | 194 | 131 | - | 51 |
| Net increase (decrease) in net assets from operations | 1,648 | 117 | - | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 23,167 | 8,271 | 2 | 229 |
| Net increase (decrease) in assets derived from principal transactions | 23,167 | 8,271 | 2 | 229 |
| Total increase (decrease) in net assets | 24,815 | 8,388 | 2 | 283 |
| **Net assets at December 31, 2005** | $ 54,938 | $ 8,388 | $ 2 | $ 283 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small Cap Value Portfolio - Service Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2004** | $ 4,019 | $ - | $ 2,194 | $ 6,307 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | - | (27) | (164) |
| Net realized gain (loss) on investments and capital gains distributions | 392 | - | 209 | 2,436 |
| Net unrealized appreciation (depreciation) during the year | 13 | - | (140) | 931 |
| Net increase (decrease) in net assets from operations | 387 | - | 42 | 3,203 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,354 | - | (166) | 16,067 |
| Net increase (decrease) in assets derived from principal transactions | 1,354 | - | (166) | 16,067 |
| Total increase (decrease) in net assets | 1,741 | - | (124) | 19,270 |
| **Net assets at December 31, 2004** | 5,760 | - | 2,070 | 25,577 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (1,225) | (6) | (236) |
| Net realized gain (loss) on investments and capital gains distributions | 323 | 1,352 | (35) | 3,933 |
| Net unrealized appreciation (depreciation) during the year | (343) | 11,572 | (94) | (1,715) |
| Net increase (decrease) in net assets from operations | (25) | 11,699 | (135) | 1,982 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,340) | 146,447 | (1,915) | 4,038 |
| Net increase (decrease) in assets derived from principal transactions | (1,340) | 146,447 | (1,915) | 4,038 |
| Total increase (decrease) in net assets | (1,365) | 158,146 | (2,050) | 6,020 |
| **Net assets at December 31, 2005** | $ 4,395 | $ 158,146 | $ 20 | $ 31,597 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 15,257 | $ 9,414 | $ 800 | $ 827 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (350) | (123) | (6) | (11) |
| Net realized gain (loss) on investments and capital gains distributions | 1,811 | 485 | 81 | 32 |
| Net unrealized appreciation (depreciation) during the year | 7,495 | 269 | 48 | 74 |
| Net increase (decrease) in net assets from operations | 8,956 | 631 | 123 | 95 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 34,104 | 314 | 613 | 568 |
| Net increase (decrease) in assets derived from principal transactions | 34,104 | 314 | 613 | 568 |
| Total increase (decrease) in net assets | 43,060 | 945 | 736 | 663 |
| **Net assets at December 31, 2004** | 58,317 | 10,359 | 1,536 | 1,490 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (748) | (92) | (1) | (13) |
| Net realized gain (loss) on investments and capital gains distributions | 3,613 | 624 | 45 | 65 |
| Net unrealized appreciation (depreciation) during the year | 1,571 | (399) | 24 | (22) |
| Net increase (decrease) in net assets from operations | 4,436 | 133 | 68 | 30 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 16,416 | (3,162) | (68) | 481 |
| Net increase (decrease) in assets derived from principal transactions | 16,416 | (3,162) | (68) | 481 |
| Total increase (decrease) in net assets | 20,852 | (3,029) | - | 511 |
| **Net assets at December 31, 2005** | $ 79,169 | $ 7,330 | $ 1,536 | $ 2,001 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING JPMorgan Fleming International Portfolio - Initial Class | ING JPMorgan Fleming International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING MFS Capital Opportunities Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 126,504 | $ - | $ 3,999 | $ 151,497 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 131 | - | (73) | (858) |
| Net realized gain (loss) on investments and capital gains distributions | 7,586 | - | 924 | (26,049) |
| Net unrealized appreciation (depreciation) during the year | 13,567 | - | 898 | 42,459 |
| Net increase (decrease) in net assets from operations | 21,284 | - | 1,749 | 15,552 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,236) | - | 8,678 | (23,464) |
| Net increase (decrease) in assets derived from principal transactions | (9,236) | - | 8,678 | (23,464) |
| Total increase (decrease) in net assets | 12,048 | - | 10,427 | (7,912) |
| **Net assets at December 31, 2004** | 138,552 | - | 14,426 | 143,585 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (359) | - | (159) | (291) |
| Net realized gain (loss) on investments and capital gains distributions | 10,588 | - | 2,782 | (34,798) |
| Net unrealized appreciation (depreciation) during the year | 1,368 | - | (1,107) | 35,110 |
| Net increase (decrease) in net assets from operations | 11,597 | - | 1,516 | 21 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (10,344) | 3 | 8,391 | (24,881) |
| Net increase (decrease) in assets derived from principal transactions | (10,344) | 3 | 8,391 | (24,881) |
| Total increase (decrease) in net assets | 1,253 | 3 | 9,907 | (24,860) |
| **Net assets at December 31, 2005** | $ 139,805 | $ 3 | $ 24,333 | $ 118,725 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 9,183 | $ - | $ 1,294 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | - | (18) | - |
| Net realized gain (loss) on investments and capital gains distributions | 339 | - | 158 | - |
| Net unrealized appreciation (depreciation) during the year | 1,098 | - | 96 | - |
| Net increase (decrease) in net assets from operations | 1,422 | - | 236 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,869 | - | 734 | - |
| Net increase (decrease) in assets derived from principal transactions | 9,869 | - | 734 | - |
| Total increase (decrease) in net assets | 11,291 | - | 970 | - |
| **Net assets at December 31, 2004** | 20,474 | - | 2,264 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (136) | 1,160 | (9) | 1,794 |
| Net realized gain (loss) on investments and capital gains distributions | 803 | 20,311 | 37 | 184 |
| Net unrealized appreciation (depreciation) during the year | (448) | 128,131 | (208) | (342) |
| Net increase (decrease) in net assets from operations | 219 | 149,602 | (180) | 1,636 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,120) | 732,135 | (2,064) | 114,714 |
| Net increase (decrease) in assets derived from principal transactions | (4,120) | 732,135 | (2,064) | 114,714 |
| Total increase (decrease) in net assets | (3,901) | 881,737 | (2,244) | 116,350 |
| **Net assets at December 31, 2005** | $ 16,573 | $ 881,737 | $ 20 | $ 116,350 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | ING Salomon Brothers Aggressive Growth Portfolio - Service Class | ING Salomon Brothers Large Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 31,227 | $ 239,784 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (397) | (2,437) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 225 | (6,887) | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 1,349 | 27,553 | - | - |
| Net increase (decrease) in net assets from operations | 1,177 | 18,229 | 1 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,288 | (29,660) | 15 | - |
| Net increase (decrease) in assets derived from principal transactions | 11,288 | (29,660) | 15 | - |
| Total increase (decrease) in net assets | 12,465 | (11,431) | 16 | - |
| **Net assets at December 31, 2004** | 43,692 | 228,353 | 16 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 290 | (2,171) | - | (29) |
| Net realized gain (loss) on investments and capital gains distributions | 854 | (5,877) | - | 397 |
| Net unrealized appreciation (depreciation) during the year | (680) | 27,528 | 3 | 159 |
| Net increase (decrease) in net assets from operations | 464 | 19,480 | 3 | 527 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10,797 | (33,908) | 17 | 3,586 |
| Net increase (decrease) in assets derived from principal transactions | 10,797 | (33,908) | 17 | 3,586 |
| Total increase (decrease) in net assets | 11,261 | (14,428) | 20 | 4,113 |
| **Net assets at December 31, 2005** | $ 54,953 | $ 213,925 | $ 36 | $ 4,113 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2004** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (6) | - | (7) |
| Net realized gain (loss) on investments and capital gains distributions | - | 4 | - | 1 |
| Net unrealized appreciation (depreciation) during the year | 2 | 48 | 2 | 55 |
| Net increase (decrease) in net assets from operations | 2 | 46 | 2 | 49 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 438 | 1,934 | 264 | 1,869 |
| Net increase (decrease) in assets derived from principal transactions | 438 | 1,934 | 264 | 1,869 |
| Total increase (decrease) in net assets | 440 | 1,980 | 266 | 1,918 |
| **Net assets at December 31, 2005** | $ 440 | $ 1,980 | $ 266 | $ 1,918 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | - | - | - | - |
|   Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
|   Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from contract transactions: | | | | |
|   Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2004** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | (1) | (3) | - | (2) |
|   Net realized gain (loss) on investments and capital gains distributions | - | - | - | 13 |
|   Net unrealized appreciation (depreciation) during the year | 6 | 35 | 1 | 15 |
| Net increase (decrease) in net assets from operations | 5 | 32 | 1 | 26 |
| Changes from contract transactions: | | | | |
|   Total unit transactions | 435 | 1,144 | 255 | 560 |
| Net increase (decrease) in assets derived from principal transactions | 435 | 1,144 | 255 | 560 |
| Total increase (decrease) in net assets | 440 | 1,176 | 256 | 586 |
| **Net assets at December 31, 2005** | $ 440 | $ 1,176 | $ 256 | $ 586 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ 16 | $ 9,420 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (118) |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 4 | 726 |
| Net unrealized appreciation (depreciation) during the year | - | - | (3) | (158) |
| Net increase (decrease) in net assets from operations | - | - | 1 | 450 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | (17) | (276) |
| Net increase (decrease) in assets derived from principal transactions | - | - | (17) | (276) |
| Total increase (decrease) in net assets | - | - | (16) | 174 |
| **Net assets at December 31, 2004** | - | - | - | 9,594 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (3,119) | (30) |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 10,258 | (3) |
| Net unrealized appreciation (depreciation) during the year | - | 6 | 58,316 | (629) |
| Net increase (decrease) in net assets from operations | - | 4 | 65,455 | (662) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 40 | 337 | 363,967 | (8,702) |
| Net increase (decrease) in assets derived from principal transactions | 40 | 337 | 363,967 | (8,702) |
| Total increase (decrease) in net assets | 40 | 341 | 429,422 | (9,364) |
| **Net assets at December 31, 2005** | $ 40 | $ 341 | $ 429,422 | $ 230 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 246,603 | $ - | $ 128,075 | $ 32,018 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,379) | - | (363) | (525) |
| Net realized gain (loss) on investments and capital gains distributions | 1,108 | - | (4,373) | 1,265 |
| Net unrealized appreciation (depreciation) during the year | 24,701 | 20 | 21,134 | 7,283 |
| Net increase (decrease) in net assets from operations | 23,430 | 20 | 16,398 | 8,023 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 21,352 | 199 | (9,005) | 31,689 |
| Net increase (decrease) in assets derived from principal transactions | 21,352 | 199 | (9,005) | 31,689 |
| Total increase (decrease) in net assets | 44,782 | 219 | 7,393 | 39,712 |
| **Net assets at December 31, 2004** | 291,385 | 219 | 135,468 | 71,730 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,518) | - | (249) | (401) |
| Net realized gain (loss) on investments and capital gains distributions | 5,156 | 15 | (2,729) | 6,507 |
| Net unrealized appreciation (depreciation) during the year | 9,694 | 10 | 13,334 | (3,185) |
| Net increase (decrease) in net assets from operations | 13,332 | 25 | 10,356 | 2,921 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (22,676) | 202 | (11,334) | 23,485 |
| Net increase (decrease) in assets derived from principal transactions | (22,676) | 202 | (11,334) | 23,485 |
| Total increase (decrease) in net assets | (9,344) | 227 | (978) | 26,406 |
| **Net assets at December 31, 2005** | $ 282,041 | $ 446 | $ 134,490 | $ 98,136 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Balanced Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ 911 | $ 58,446 | $ 69,833 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (12) | 122 | (1) |
| Net realized gain (loss) on investments and capital gains distributions | - | 99 | (563) | (482) |
| Net unrealized appreciation (depreciation) during the year | - | 64 | 6,282 | 8,330 |
| Net increase (decrease) in net assets from operations | - | 151 | 5,841 | 7,847 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 1,310 | 6,379 | 3,973 |
| Net increase (decrease) in assets derived from principal transactions | - | 1,310 | 6,379 | 3,973 |
| Total increase (decrease) in net assets | - | 1,461 | 12,220 | 11,820 |
| **Net assets at December 31, 2004** | - | 2,372 | 70,666 | 81,653 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,185) | (15) | 333 | 111 |
| Net realized gain (loss) on investments and capital gains distributions | 1,167 | 105 | 235 | 5 |
| Net unrealized appreciation (depreciation) during the year | 29,579 | (176) | 2,067 | 3,794 |
| Net increase (decrease) in net assets from operations | 28,561 | (86) | 2,635 | 3,910 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 316,168 | (2,273) | 382 | (4,378) |
| Net increase (decrease) in assets derived from principal transactions | 316,168 | (2,273) | 382 | (4,378) |
| Total increase (decrease) in net assets | 344,729 | (2,359) | 3,017 | (468) |
| **Net assets at December 31, 2005** | $ 344,729 | $ 13 | $ 73,683 | $ 81,185 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING VP Strategic Allocation Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 33,837 | $ 2,310,967 | $ 2,378 | $ 20,639 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 274 | 27,423 | (12) | (230) |
| Net realized gain (loss) on investments and capital gains distributions | 52 | (285,303) | 11 | 67 |
| Net unrealized appreciation (depreciation) during the year | 2,011 | 406,325 | 49 | 625 |
| Net increase (decrease) in net assets from operations | 2,337 | 148,445 | 48 | 462 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 286 | (277,089) | (202) | (2,375) |
| Net increase (decrease) in assets derived from principal transactions | 286 | (277,089) | (202) | (2,375) |
| Total increase (decrease) in net assets | 2,623 | (128,644) | (154) | (1,913) |
| **Net assets at December 31, 2004** | 36,460 | 2,182,323 | 2,224 | 18,726 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 403 | (1,888) | 17 | 215 |
| Net realized gain (loss) on investments and capital gains distributions | 637 | (249,526) | 99 | 429 |
| Net unrealized appreciation (depreciation) during the year | 41 | 382,184 | (116) | (771) |
| Net increase (decrease) in net assets from operations | 1,081 | 130,770 | - | (127) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,625 | (337,838) | (786) | (7,431) |
| Net increase (decrease) in assets derived from principal transactions | 1,625 | (337,838) | (786) | (7,431) |
| Total increase (decrease) in net assets | 2,706 | (207,068) | (786) | (7,558) |
| **Net assets at December 31, 2005** | $ 39,166 | $ 1,975,255 | $ 1,438 | $ 11,168 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 207 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (745) | (4) | (23) | (2) |
| Net realized gain (loss) on investments and capital gains distributions | (168) | - | 2 | - |
| Net unrealized appreciation (depreciation) during the year | 643 | 37 | 67 | 3 |
| Net increase (decrease) in net assets from operations | (270) | 33 | 46 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 52,987 | 663 | 5,559 | 4,016 |
| Net increase (decrease) in assets derived from principal transactions | 52,987 | 663 | 5,559 | 4,016 |
| Total increase (decrease) in net assets | 52,717 | 696 | 5,605 | 4,017 |
| **Net assets at December 31, 2004** | 52,924 | 696 | 5,605 | 4,017 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 280 | (5) | (69) | (56) |
| Net realized gain (loss) on investments and capital gains distributions | 27 | 13 | 14 | 2 |
| Net unrealized appreciation (depreciation) during the year | (688) | (4) | 98 | 83 |
| Net increase (decrease) in net assets from operations | (381) | 4 | 43 | 29 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (15,422) | (55) | (1,032) | (107) |
| Net increase (decrease) in assets derived from principal transactions | (15,422) | (55) | (1,032) | (107) |
| Total increase (decrease) in net assets | (15,803) | (51) | (989) | (78) |
| **Net assets at December 31, 2005** | $ 37,121 | $ 645 | $ 4,616 | $ 3,939 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2004** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | (2) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 4 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 35 | 1 | - | - |
| Net increase (decrease) in net assets from operations | 18 | (1) | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,538 | 221 | 107 | 80 |
| Net increase (decrease) in assets derived from principal transactions | 1,538 | 221 | 107 | 80 |
| Total increase (decrease) in net assets | 1,556 | 220 | 107 | 80 |
| **Net assets at December 31, 2005** | $ 1,556 | $ 220 | $ 107 | $ 80 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2005 and 2004
### *(Dollars in thousands)*

| | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 47,295 | $ 95,972 | $ 503,421 | $ 233,761 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (439) | (818) | (176) | (1,714) |
| Net realized gain (loss) on investments and capital gains distributions | 3,927 | (12,208) | (14,980) | 649 |
| Net unrealized appreciation (depreciation) during the year | (5,231) | 18,062 | 63,400 | 46,443 |
| Net increase (decrease) in net assets from operations | (1,743) | 5,036 | 48,244 | 45,378 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Net increase (decrease) in assets derived from principal transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Total increase (decrease) in net assets | (6,558) | (6,089) | 59,099 | 127,709 |
| **Net assets at December 31, 2004** | 40,737 | 89,883 | 562,520 | 361,470 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (370) | (234) | 1,094 | (2,004) |
| Net realized gain (loss) on investments and capital gains distributions | 1,468 | (16,707) | (21,391) | 31,336 |
| Net unrealized appreciation (depreciation) during the year | 2,353 | 22,821 | 42,006 | 8,200 |
| Net increase (decrease) in net assets from operations | 3,451 | 5,880 | 21,709 | 37,532 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,636) | (16,863) | (52,096) | 17,463 |
| Net increase (decrease) in assets derived from principal transactions | (3,636) | (16,863) | (52,096) | 17,463 |
| Total increase (decrease) in net assets | (185) | (10,983) | (30,387) | 54,995 |
| **Net assets at December 31, 2005** | $ 40,552 | $ 78,900 | $ 532,133 | $ 416,465 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | ING VP International Equity Portfolio - Class I | ING VP Small Company Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 93,931 | $ 11,933 | $ 167,432 | $ 133,176 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,024) | 27 | (1,222) | (218) |
| Net realized gain (loss) on investments and capital gains distributions | 1,906 | 1,606 | 5,232 | (9,363) |
| Net unrealized appreciation (depreciation) during the year | 24,020 | 371 | 16,525 | 19,282 |
| Net increase (decrease) in net assets from operations | 24,902 | 2,004 | 20,535 | 9,701 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39,653 | 403 | (12,188) | (32,508) |
| Net increase (decrease) in assets derived from principal transactions | 39,653 | 403 | (12,188) | (32,508) |
| Total increase (decrease) in net assets | 64,555 | 2,407 | 8,347 | (22,807) |
| **Net assets at December 31, 2004** | 158,486 | 14,340 | 175,779 | 110,369 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,121) | (6) | (1,325) | 834 |
| Net realized gain (loss) on investments and capital gains distributions | 12,494 | 1,630 | 16,845 | (1,227) |
| Net unrealized appreciation (depreciation) during the year | (333) | 632 | (2,434) | 5,789 |
| Net increase (decrease) in net assets from operations | 11,040 | 2,256 | 13,086 | 5,396 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12,720 | 383 | (30,136) | (17,785) |
| Net increase (decrease) in assets derived from principal transactions | 12,720 | 383 | (30,136) | (17,785) |
| Total increase (decrease) in net assets | 23,760 | 2,639 | (17,050) | (12,389) |
| **Net assets at December 31, 2005** | $ 182,246 | $ 16,979 | $ 158,729 | $ 97,980 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

|  | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MagnaCap Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ 32,591 | $ 1,571 | $ 4,191 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 128 | 8 | (57) |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 1,986 | 111 | 403 |
| Net unrealized appreciation (depreciation) during the year | 13 | 5,361 | 5 | 53 |
| Net increase (decrease) in net assets from operations | 15 | 7,475 | 124 | 399 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 179 | 18,313 | 53 | 956 |
| Net increase (decrease) in assets derived from principal transactions | 179 | 18,313 | 53 | 956 |
| Total increase (decrease) in net assets | 194 | 25,788 | 177 | 1,355 |
| **Net assets at December 31, 2004** | 194 | 58,379 | 1,748 | 5,546 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 999 | 4 | (57) |
| Net realized gain (loss) on investments and capital gains distributions | 48 | 8,434 | 381 | 266 |
| Net unrealized appreciation (depreciation) during the year | 8 | (3,085) | (262) | 237 |
| Net increase (decrease) in net assets from operations | 57 | 6,348 | 123 | 446 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 539 | 13,717 | (1,871) | (715) |
| Net increase (decrease) in assets derived from principal transactions | 539 | 13,717 | (1,871) | (715) |
| Total increase (decrease) in net assets | 596 | 20,065 | (1,748) | (269) |
| **Net assets at December 31, 2005** | $ 790 | $ 78,444 | $ - | $ 5,277 |

*The accompanying notes are an integral part of these financial statements.*

110

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Emerging Markets Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ 8,045 | $ 659,370 | $ 8,172 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 260 | (66) | 6,146 | (21) |
| Net realized gain (loss) on investments and capital gains distributions | 306 | 571 | (10,010) | 869 |
| Net unrealized appreciation (depreciation) during the year | 3,298 | 177 | 57,025 | 674 |
| Net increase (decrease) in net assets from operations | 3,864 | 682 | 53,161 | 1,522 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 23,361 | (549) | (20,383) | 815 |
| Net increase (decrease) in assets derived from principal transactions | 23,361 | (549) | (20,383) | 815 |
| Total increase (decrease) in net assets | 27,225 | 133 | 32,778 | 2,337 |
| **Net assets at December 31, 2004** | 27,225 | 8,178 | 692,148 | 10,509 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 603 | (69) | 8,354 | (20) |
| Net realized gain (loss) on investments and capital gains distributions | 1,431 | 749 | (19,190) | 4,418 |
| Net unrealized appreciation (depreciation) during the year | 2,662 | (57) | 30,595 | (1,237) |
| Net increase (decrease) in net assets from operations | 4,696 | 623 | 19,759 | 3,161 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 15,272 | 530 | (74,453) | (13,670) |
| Net increase (decrease) in assets derived from principal transactions | 15,272 | 530 | (74,453) | (13,670) |
| Total increase (decrease) in net assets | 19,968 | 1,153 | (54,694) | (10,509) |
| **Net assets at December 31, 2005** | $ 47,193 | $ 9,331 | $ 637,454 | $ - |

*The accompanying notes are an integral part of these financial statements.*

111

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Adviser Series Balanced Fund - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 408,185 | $ 257,477 | $ 13,971 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27,978 | 352 | (14) | - |
| Net realized gain (loss) on investments and capital gains distributions | 22,691 | (180) | 1,406 | - |
| Net unrealized appreciation (depreciation) during the year | (36,125) | 27 | 421 | - |
| Net increase (decrease) in net assets from operations | 14,544 | 199 | 1,813 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (14,984) | (40,724) | 5,006 | - |
| Net increase (decrease) in assets derived from principal transactions | (14,984) | (40,724) | 5,006 | - |
| Total increase (decrease) in net assets | (440) | (40,525) | 6,819 | - |
| **Net assets at December 31, 2004** | 407,745 | 216,952 | 20,790 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,077 | 500 | (367) | - |
| Net realized gain (loss) on investments and capital gains distributions | 4,825 | 566 | 6,086 | - |
| Net unrealized appreciation (depreciation) during the year | (7,637) | 3,319 | 6,520 | - |
| Net increase (decrease) in net assets from operations | 8,265 | 4,385 | 12,239 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (10,992) | (10,626) | 24,751 | 1 |
| Net increase (decrease) in assets derived from principal transactions | (10,992) | (10,626) | 24,751 | 1 |
| Total increase (decrease) in net assets | (2,727) | (6,241) | 36,990 | 1 |
| **Net assets at December 31, 2005** | $ 405,018 | $ 210,711 | $ 57,780 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Capital Appreciation Portfolio - Service Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 385,094 | $ 3,177 | $ 89,994 | $ 239,988 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,222 | (32) | 3,833 | (1,962) |
| Net realized gain (loss) on investments and capital gains distributions | (2,816) | 181 | 1,720 | (24,092) |
| Net unrealized appreciation (depreciation) during the year | 24,167 | 326 | (3,208) | 31,387 |
| Net increase (decrease) in net assets from operations | 25,573 | 475 | 2,345 | 5,333 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (53,724) | (414) | (14,170) | (45,820) |
| Net increase (decrease) in assets derived from principal transactions | (53,724) | (414) | (14,170) | (45,820) |
| Total increase (decrease) in net assets | (28,151) | 61 | (11,825) | (40,487) |
| **Net assets at December 31, 2004** | 356,943 | 3,238 | 78,169 | 199,501 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (993) | (9) | (202) | (554) |
| Net realized gain (loss) on investments and capital gains distributions | (3,844) | 583 | (1,125) | (95,718) |
| Net unrealized appreciation (depreciation) during the year | (7,779) | (741) | 1,045 | 83,526 |
| Net increase (decrease) in net assets from operations | (12,616) | (167) | (282) | (12,746) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (343,819) | (3,071) | (77,741) | (186,570) |
| Net increase (decrease) in assets derived from principal transactions | (343,819) | (3,071) | (77,741) | (186,570) |
| Total increase (decrease) in net assets | (356,435) | (3,238) | (78,023) | (199,316) |
| **Net assets at December 31, 2005** | $ 508 | $ - | $ 146 | $ 185 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

|  | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Janus Twenty Fund | Legg Mason Value Trust, Inc. - Primary Class |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 459,241 | $ 536,188 | $ 563 | $ - |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (4,706) | (408) | (6) | - |
| Net realized gain (loss) on investments and capital gains distributions | (86,576) | (19,474) | (13) | - |
| Net unrealized appreciation (depreciation) during the year | 170,273 | 32,506 | 152 | - |
| Net increase (decrease) in net assets from operations | 78,991 | 12,624 | 133 | - |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | (79,896) | (123,221) | 34 | - |
| Net increase (decrease) in assets derived from principal transactions | (79,896) | (123,221) | 34 | - |
| Total increase (decrease) in net assets | (905) | (110,597) | 167 | - |
| **Net assets at December 31, 2004** | 458,336 | 425,591 | 730 | - |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (1,301) | (1,202) | (2) | (8) |
| Net realized gain (loss) on investments and capital gains distributions | (337,444) | (188,088) | 84 | 1 |
| Net unrealized appreciation (depreciation) during the year | 308,520 | 175,869 | (156) | 150 |
| Net increase (decrease) in net assets from operations | (30,225) | (13,421) | (74) | 143 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | (427,622) | (411,789) | (656) | 1,186 |
| Net increase (decrease) in assets derived from principal transactions | (427,622) | (411,789) | (656) | 1,186 |
| Total increase (decrease) in net assets | (457,847) | (425,210) | (730) | 1,329 |
| **Net assets at December 31, 2005** | $ 489 | $ 381 | $ - | $ 1,329 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Lord Abbett Affiliated Fund - Class A | Lord Abbett Mid-Cap Value Fund - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ 50,532 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (1) | - |
| Net realized gain (loss) on investments and capital gains distributions | 3 | 8 | 44 | 911 |
| Net unrealized appreciation (depreciation) during the year | 10 | 21 | 13 | 9,290 |
| Net increase (decrease) in net assets from operations | 13 | 29 | 56 | 10,201 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 208 | 261 | 474 | 48,934 |
| Net increase (decrease) in assets derived from principal transactions | 208 | 261 | 474 | 48,934 |
| Total increase (decrease) in net assets | 221 | 290 | 530 | 59,135 |
| **Net assets at December 31, 2004** | 221 | 290 | 530 | 109,667 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (3) | (7) | (91) |
| Net realized gain (loss) on investments and capital gains distributions | 53 | 60 | 92 | 9,137 |
| Net unrealized appreciation (depreciation) during the year | (23) | (16) | 10 | (6,161) |
| Net increase (decrease) in net assets from operations | 33 | 41 | 95 | 2,885 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 493 | 487 | 355 | 10,230 |
| Net increase (decrease) in assets derived from principal transactions | 493 | 487 | 355 | 10,230 |
| Total increase (decrease) in net assets | 526 | 528 | 450 | 13,115 |
| **Net assets at December 31, 2005** | $ 747 | $ 818 | $ 980 | $ 122,782 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class | Moderate Allocation |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 28,509 | $ - | $ 58,033 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (343) | - | 358 | - |
| Net realized gain (loss) on investments and capital gains distributions | 1,906 | - | 257 | - |
| Net unrealized appreciation (depreciation) during the year | 12,041 | 16 | 5,989 | 63 |
| Net increase (decrease) in net assets from operations | 13,604 | 16 | 6,604 | 63 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 54,128 | 164 | 10,121 | - |
| Net increase (decrease) in assets derived from principal transactions | 54,128 | 164 | 10,121 | - |
| Total increase (decrease) in net assets | 67,732 | 180 | 16,725 | 63 |
| **Net assets at December 31, 2004** | 96,241 | 180 | 74,758 | 63 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (695) | (2) | 730 | - |
| Net realized gain (loss) on investments and capital gains distributions | 10,551 | 5 | 4,372 | - |
| Net unrealized appreciation (depreciation) during the year | (152) | 14 | (3,639) | (63) |
| Net increase (decrease) in net assets from operations | 9,704 | 17 | 1,463 | (63) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 41,364 | 224 | 6,526 | - |
| Net increase (decrease) in assets derived from principal transactions | 41,364 | 224 | 6,526 | - |
| Total increase (decrease) in net assets | 51,068 | 241 | 7,989 | (63) |
| **Net assets at December 31, 2005** | $ 147,309 | $ 421 | $ 82,747 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ 6,248 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 59 | (1) | 324 |
| Net realized gain (loss) on investments and capital gains distributions | - | 1 | - | 799 |
| Net unrealized appreciation (depreciation) during the year | 16 | 784 | 15 | 4,988 |
| Net increase (decrease) in net assets from operations | 17 | 844 | 14 | 6,111 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 187 | 7,794 | 203 | 25,018 |
| Net increase (decrease) in assets derived from principal transactions | 187 | 7,794 | 203 | 25,018 |
| Total increase (decrease) in net assets | 204 | 8,638 | 217 | 31,129 |
| **Net assets at December 31, 2004** | 204 | 8,638 | 217 | 37,377 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 159 | (1) | 573 |
| Net realized gain (loss) on investments and capital gains distributions | 31 | 1,586 | 2 | 7,313 |
| Net unrealized appreciation (depreciation) during the year | 12 | 512 | 12 | 19,198 |
| Net increase (decrease) in net assets from operations | 46 | 2,257 | 13 | 27,084 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 236 | 11,138 | 86 | 51,007 |
| Net increase (decrease) in assets derived from principal transactions | 236 | 11,138 | 86 | 51,007 |
| Total increase (decrease) in net assets | 282 | 13,395 | 99 | 78,091 |
| **Net assets at December 31, 2005** | $ 486 | $ 22,033 | $ 316 | $ 115,468 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth Fund/VA | Oppenheimer Global Securities Fund/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ 4 | $ 251,043 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 402 |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | 218 |
| Net unrealized appreciation (depreciation) during the year | - | 1 | - | 58,591 |
| Net increase (decrease) in net assets from operations | - | 1 | - | 59,211 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4 | 12 | (1) | 100,114 |
| Net increase (decrease) in assets derived from principal transactions | 4 | 12 | (1) | 100,114 |
| Total increase (decrease) in net assets | 4 | 13 | (1) | 159,325 |
| **Net assets at December 31, 2004** | 4 | 13 | 3 | 410,368 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 3,173 |
| Net realized gain (loss) on investments and capital gains distributions | 1 | - | - | 64,535 |
| Net unrealized appreciation (depreciation) during the year | 2 | 1 | - | (93,326) |
| Net increase (decrease) in net assets from operations | 3 | 1 | - | (25,618) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 43 | 8 | - | (384,039) |
| Net increase (decrease) in assets derived from principal transactions | 43 | 8 | - | (384,039) |
| Total increase (decrease) in net assets | 46 | 9 | - | (409,657) |
| **Net assets at December 31, 2005** | $ 50 | $ 22 | $ 3 | $ 711 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 32 | $ - | $ 32,607 | 3,605 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 1,381 | 25 |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 788 | 189 |
| Net unrealized appreciation (depreciation) during the year | 3 | 1 | 899 | 1,039 |
| Net increase (decrease) in net assets from operations | 3 | 1 | 3,068 | 1,253 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 8 | 4 | 11,403 | 11,665 |
| Net increase (decrease) in assets derived from principal transactions | 8 | 4 | 11,403 | 11,665 |
| Total increase (decrease) in net assets | 11 | 5 | 14,471 | 12,918 |
| **Net assets at December 31, 2004** | 43 | 5 | 47,078 | 16,523 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3) | 2,121 | 267 |
| Net realized gain (loss) on investments and capital gains distributions | 1 | 7 | 465 | 1,661 |
| Net unrealized appreciation (depreciation) during the year | 1 | 49 | (3,306) | 952 |
| Net increase (decrease) in net assets from operations | 2 | 53 | (720) | 2,880 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4) | 994 | (46,204) | 34,950 |
| Net increase (decrease) in assets derived from principal transactions | (4) | 994 | (46,204) | 34,950 |
| Total increase (decrease) in net assets | (2) | 1,047 | (46,924) | 37,830 |
| **Net assets at December 31, 2005** | $ 41 | $ 1,052 | $ 154 | $ 54,353 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Admin Class | Pioneer Fund - Class A | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ 10,691 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | - | 5 | 259 |
| Net realized gain (loss) on investments and capital gains distributions | 312 | - | 10 | 551 |
| Net unrealized appreciation (depreciation) during the year | (58) | - | (1) | 1,984 |
| Net increase (decrease) in net assets from operations | 261 | - | 14 | 2,794 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,258 | 1 | 423 | 14,794 |
| Net increase (decrease) in assets derived from principal transactions | 9,258 | 1 | 423 | 14,794 |
| Total increase (decrease) in net assets | 9,519 | 1 | 437 | 17,588 |
| **Net assets at December 31, 2004** | 9,519 | 1 | 437 | 28,279 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 326 | - | 24 | 790 |
| Net realized gain (loss) on investments and capital gains distributions | 271 | - | 29 | 771 |
| Net unrealized appreciation (depreciation) during the year | (419) | - | (42) | 966 |
| Net increase (decrease) in net assets from operations | 178 | - | 11 | 2,527 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 13,146 | 24 | 294 | 39,120 |
| Net increase (decrease) in assets derived from principal transactions | 13,146 | 24 | 294 | 39,120 |
| Total increase (decrease) in net assets | 13,324 | 24 | 305 | 41,647 |
| **Net assets at December 31, 2005** | $ 22,843 | $ 25 | $ 742 | $ 69,926 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

|  | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Scudder Equity 500 Index Fund - Investment |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ 1,522 | $ - | $ 11,735 | $ - |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 3 | 48 | (201) | - |
| Net realized gain (loss) on investments and capital gains distributions | 85 | 59 | 623 | - |
| Net unrealized appreciation (depreciation) during the year | 136 | 65 | 5,908 | - |
| Net increase (decrease) in net assets from operations | 224 | 172 | 6,330 | - |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 855 | 4,296 | 31,599 | 2 |
| Net increase (decrease) in assets derived from principal transactions | 855 | 4,296 | 31,599 | 2 |
| Total increase (decrease) in net assets | 1,079 | 4,468 | 37,929 | 2 |
| **Net assets at December 31, 2004** | 2,601 | 4,468 | 49,664 | 2 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 12 | 260 | (491) | - |
| Net realized gain (loss) on investments and capital gains distributions | 163 | 144 | 6,603 | - |
| Net unrealized appreciation (depreciation) during the year | 29 | (331) | (1,467) | 1 |
| Net increase (decrease) in net assets from operations | 204 | 73 | 4,645 | 1 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 1,743 | 2,408 | 23,159 | 63 |
| Net increase (decrease) in assets derived from principal transactions | 1,743 | 2,408 | 23,159 | 63 |
| Total increase (decrease) in net assets | 1,947 | 2,481 | 27,804 | 64 |
| **Net assets at December 31, 2005** | $ 4,548 | $ 6,949 | $ 77,468 | $ 66 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | Templeton Foreign Fund - Class A | Templeton Growth Fund, Inc. - Class A | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 6 | 1 | 57 |
| Net realized gain (loss) on investments and capital gains distributions | 34 | 1 | 2 | 8 |
| Net unrealized appreciation (depreciation) during the year | 27 | 47 | 3 | 368 |
| Net increase (decrease) in net assets from operations | 61 | 54 | 6 | 433 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 558 | 396 | 55 | 6,342 |
| Net increase (decrease) in assets derived from principal transactions | 558 | 396 | 55 | 6,342 |
| Total increase (decrease) in net assets | 619 | 450 | 61 | 6,775 |
| **Net assets at December 31, 2004** | 619 | 450 | 61 | 6,775 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 5 | 4 | 450 |
| Net realized gain (loss) on investments and capital gains distributions | 43 | 48 | 21 | 9 |
| Net unrealized appreciation (depreciation) during the year | 4 | 2 | - | (921) |
| Net increase (decrease) in net assets from operations | 43 | 55 | 25 | (462) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 113 | 132 | 285 | 9,028 |
| Net increase (decrease) in assets derived from principal transactions | 113 | 132 | 285 | 9,028 |
| Total increase (decrease) in net assets | 156 | 187 | 310 | 8,566 |
| **Net assets at December 31, 2005** | $ 775 | $ 637 | $ 371 | $ 15,341 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 101 | 1 | - |
| Net realized gain (loss) on investments and capital gains distributions | - | 1 | 1 | 1 |
| Net unrealized appreciation (depreciation) during the year | 85 | 3,538 | 5 | 5 |
| Net increase (decrease) in net assets from operations | 85 | 3,640 | 7 | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,235 | 47,701 | 103 | 42 |
| Net increase (decrease) in assets derived from principal transactions | 1,235 | 47,701 | 103 | 42 |
| Total increase (decrease) in net assets | 1,320 | 51,341 | 110 | 48 |
| **Net assets at December 31, 2004** | 1,320 | 51,341 | 110 | 48 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 9 | 5 | - |
| Net realized gain (loss) on investments and capital gains distributions | 47 | 1,791 | 10 | 3 |
| Net unrealized appreciation (depreciation) during the year | 323 | 14,129 | (9) | 1 |
| Net increase (decrease) in net assets from operations | 368 | 15,929 | 6 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,206 | 77,860 | 179 | 21 |
| Net increase (decrease) in assets derived from principal transactions | 2,206 | 77,860 | 179 | 21 |
| Total increase (decrease) in net assets | 2,574 | 93,789 | 185 | 25 |
| **Net assets at December 31, 2005** | $ 3,894 | $ 145,130 | $ 295 | $ 73 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2005 and 2004**
*(Dollars in thousands)*

| | Vanguard® 500 Index Fund - Investor Shares | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (1) | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | (5) | - | 17 | - |
| Net increase (decrease) in net assets from operations | (5) | - | 16 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 18 | - | 192 | - |
| Net increase (decrease) in assets derived from principal transactions | 18 | - | 192 | - |
| Total increase (decrease) in net assets | 13 | - | 208 | - |
| **Net assets at December 31, 2004** | 13 | - | 208 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 3 | - |
| Net realized gain (loss) on investments and capital gains distributions | 2 | - | 13 | - |
| Net unrealized appreciation (depreciation) during the year | 5 | 2 | (8) | - |
| Net increase (decrease) in net assets from operations | 7 | 2 | 8 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (20) | 61 | 24 | - |
| Net increase (decrease) in assets derived from principal transactions | (20) | 61 | 24 | - |
| Total increase (decrease) in net assets | (13) | 63 | 32 | - |
| **Net assets at December 31, 2005** | $ - | $ 63 | $ 240 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2005 and 2004
*(Dollars in thousands)*

| | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund℠ - Class R-3 | Washington Mutual Investors Fund℠ - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2004** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (7) | 5 | 124 |
| Net realized gain (loss) on investments and capital gains distributions | 205 | (9) | 10 | 299 |
| Net unrealized appreciation (depreciation) during the year | 90 | 236 | 54 | 1,462 |
| Net increase (decrease) in net assets from operations | 287 | 220 | 69 | 1,885 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,940 | 1,935 | 1,163 | 33,974 |
| Net increase (decrease) in assets derived from principal transactions | 1,940 | 1,935 | 1,163 | 33,974 |
| Total increase (decrease) in net assets | 2,227 | 2,155 | 1,232 | 35,859 |
| **Net assets at December 31, 2004** | 2,227 | 2,155 | 1,232 | 35,859 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (46) | (54) | 16 | 518 |
| Net realized gain (loss) on investments and capital gains distributions | 203 | 52 | 37 | 982 |
| Net unrealized appreciation (depreciation) during the year | 428 | 627 | (2) | 248 |
| Net increase (decrease) in net assets from operations | 585 | 625 | 51 | 1,748 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,173 | 6,477 | 894 | 28,664 |
| Net increase (decrease) in assets derived from principal transactions | 4,173 | 6,477 | 894 | 28,664 |
| Total increase (decrease) in net assets | 4,758 | 7,102 | 945 | 30,412 |
| **Net assets at December 31, 2005** | $ 6,985 | $ 9,257 | $ 2,177 | $ 66,271 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

1. **Organization**

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2005, the Account had 177 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 96 of which invest in mutual funds managed by affiliates, either ING Investments, LLC, Directed Services, Inc., or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A*
  AIM Small Cap Growth Fund - Class A*
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class**
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund - Class A*
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income
    Portfolio Class A*
Allianz Funds:
  Allianz NFJ Small-Cap Value Fund - Class A*
American Century Quantitative Equity Funds:
  American Century Income & Growth
    Fund - Advisor Class

American Funds®:
  American Balanced Fund® - Class R-3*
Ariel Investment Trust:
  Ariel Appreciation Fund*
  Ariel Fund*
Baron Funds Investment Trust:
  Baron Asset Fund*
  Baron Growth Fund
Calvert Variable Series, Inc:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3*
  EuroPacific Growth Fund® - Class R-4*
Evergreen Special Values Fund:
  Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T*

Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R*
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A*
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
  Hibernia Mid Cap Equity Fund - Class A**
ING Equity Trust:
  ING Financial Services Fund - Class A*
  ING Real Estate Fund - Class A*
ING Funds Trust:
  ING GNMA Income Fund - Class A*
  ING Intermediate Bond Fund - Class A*
ING GET Fund:
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class**
  ING Evergreen Health Sciences Portfolio - Class S**
  ING FMR℠ Diversified Mid Cap
    Portfolio - Service Class**
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class**
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class**
  ING JPMorgan Small Cap Equity
    Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Service Class*
  ING Legg Mason Value Portfolio - Service Class**
  ING Marsico Growth Portfolio - Service Class**
  ING Marsico International Opportunities
    Portfolio - Service Class**
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street
    Portfolio® - Service Class**
  ING PIMCO High Yield Portfolio - Service Class**
  ING Stock Index Portfolio - Institutional Class**
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class**
  ING T. Rowe Price Equity Income
    Portfolio - Service Class
  ING Van Kampen Growth and Income
    Portfolio - Service Class**

ING Mutual Funds:
  ING International Fund - Class Q**
  ING International SmallCap Fund - Class A**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class**
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class
  ING JPMorgan Fleming International
    Portfolio - Initial Class
  ING JPMorgan Fleming International
    Portfolio - Service Class**
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class**
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income
    Portfolio - Initial Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Service Class*
  ING Salomon Brothers Large Cap Growth
    Portfolio - Initial Class**
  ING Solution 2015 Portfolio - Adviser Class**
  ING Solution 2015 Portfolio - Service Class**
  ING Solution 2025 Portfolio - Adviser Class**
  ING Solution 2025 Portfolio - Service Class**
  ING Solution 2035 Portfolio - Adviser Class**
  ING Solution 2035 Portfolio - Service Class**
  ING Solution 2045 Portfolio - Adviser Class**
  ING Solution 2045 Portfolio - Service Class**
  ING Solution Income Portfolio - Adviser Class**
  ING Solution Income Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity
    Portfolio - Service Class*
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class**
  ING Van Kampen Equity and Income
    Portfolio - Service Class

ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced
    Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5*
  ING GET U.S. Core Portfolio - Series 6*
  ING GET U.S. Core Portfolio - Series 7*
  ING GET U.S. Core Portfolio - Series 8**
  ING GET U.S. Core Portfolio - Series 9**
  ING GET U.S. Core Portfolio - Series 10**
  ING GET U.S. Core Portfolio - Series 11**
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I*
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I*
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Adviser Series:
  Janus Adviser Series Balanced Fund - Class S*
Janus Aspen Series:
  Janus Aspen Series Balanced
    Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond
    Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class**

Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A*
Lord Abbett MidCap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund - Class A*
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A*
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income
    Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value
    Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A*
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series - Initial Class
New Perspective Fund®, Inc.:
  New Perspective Fund® - Class R-3*
  New Perspective Fund® - Class R-4*
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A*
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A*
Oppenheimer Main Street Fund®, Inc.:
  Oppenheimer Main Street Fund® - Class A*
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA*
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class*
Pioneer Fund:
  Pioneer Fund - Class A*
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A*
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I*
  Pioneer Mid Cap Value VCT Portfolio - Class I
Scudder Equity 500 Index Fund:
  Scudder Equity 500 Index Fund – Investment*
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class*
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A*
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A*
Templeton Income Trust:
  Templeton Global Bond Fund - Class A*

The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3*
   The Growth Fund of America® - Class R-4*
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3*
The UBS Funds:
   UBS U.S. Small Cap Growth Fund - Class A*
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio**
   Equity Income Portfolio*
   Small Company Growth Portfolio**

Wanger Advisors Trust:
   Wanger Select*
   Wanger U.S. Smaller Companies*
Washington Mutual Investors Fund<sup>SM</sup> Inc.:
   Washington Mutual Investors Fund<sup>SM</sup> - Class R-3*
   Washington Mutual Investors Fund<sup>SM</sup> - Class R-4*

\*   Division added in 2004
\*\* Division added in 2005

The names of certain Divisions were changed during 2005.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| Allianz Funds: | PIMCO Funds: |
|   Allianz NFJ Small-Cap Value Fund - Class A |   PIMCO NFJ Small-Cap Value Fund - Class A |
| ING Partners, Inc.: | ING Partners, Inc.: |
|   ING American Century Large Company Value |   ING Salomon Brothers Investors Value |
|     Portfolio - Service Class |     Portfolio - Service Class |
|   ING Davis Venture Value Portfolio - Service Class |   ING Salomon Brothers Fundamental Value |
| |     Portfolio - Service Class |
|   ING Fundamental Research Portfolio - Service Class |   ING Aeltus Enhanced Index Portfolio - Service Class |
| Janus Adviser Series: | Janus Adviser Series: |
|   Janus Adviser Series Balanced Fund - Class S |   Janus Adviser Series Balanced Fund - Class I |
| Janus Aspen Series: | Janus Aspen Series: |
|   Janus Aspen Series Large Cap Growth |   Janus Aspen Series Growth |
|     Portfolio - Institutional Shares |     Portfolio - Institutional Shares |

During 2005, the following Divisions were closed to contractowners:

AIM Health Sciences Fund - Investor Class
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING VP Emerging Markets Fund
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series Capital Appreciation Portfolio - Service Shares
Janus Twenty Fund
Moderate Allocation Portfolio
Vanguard® 500 Index Fund - Investor Shares

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

AIM Charter Fund - Class A
AIM Constellation Fund - Class A
AIM Dynamics Fund - Investor Class
AIM Income Fund - Class A
AIM Premier Equity Fund - Class A
AIM V.I. Capital Appreciation Fund - Series II Shares
AIM V.I. Core Equity Fund - Series II Shares
AIM V.I. Premier Equity Fund - Series II Shares
AIM Weingarten Fund - Class A
American Century Ultra® Fund - Advisor Class
Calvert Capital Accumulation Fund - Class A
Citizens Core Growth Fund - Administrative Shares
Citizens Emerging Growth Fund - Administrative Shares
Citizens Global Equity Fund - Administrative Shares
Fidelity® Advisor Balanced Fund - Class T
Fidelity® Advisor Equity Growth Fund - Class T
Fidelity® Advisor Equity Income Fund - Class T
Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Contrafund® Portfolio - Service Class 2
Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Capital Growth Fund - Class A
Goldman Sachs International Equity Fund - Class A
ING Aeltus Money Market Fund - Class A
ING American Century Large Company Value
    Portfolio - Adviser Class
ING American Century Select Portfolio - Adviser Class
ING American Century Small Cap Value
    Portfolio - Adviser Class
ING Balanced Fund - Class A
ING Baron Small Cap Growth Portfolio - Adviser Class
ING Equity Income Fund - Class A
ING Evergreen Omega Portfolio - Institutional Class
ING FMR$^{SM}$ Earnings Growth
    Portfolio - Institutional Class
ING Fundamental Research Portfolio - Adviser Class
ING Global Science and Technology Fund - Class A
ING Global Value Choice Fund - Class A
ING Goldman Sachs® Core Equity
    Portfolio - Adviser Class
ING Growth Fund - Class A
ING Index Plus LargeCap Fund - Class A
ING Index Plus MidCap Fund - Class A
ING Index Plus SmallCap Fund - Class A
ING International Growth Fund - Class A
ING International Value Fund - Class A
ING JPMorgan Emerging Markets Equity
    Portfolio - Adviser Class
ING JPMorgan Fleming International
    Portfolio - Adviser Class
ING JPMorgan Mid Cap Value Portfolio - Adviser Class

ING Julius Baer Foreign Portfolio - Institutional Class
ING LargeCap Growth Fund - Class A
ING Legg Mason Value Portfolio - Institutional Class
ING MFS Capital Opportunities
    Portfolio - Adviser Class
ING MFS Capital Opportunities
    Portfolio - Service Class
ING MFS Total Return Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Service Class
ING PIMCO Total Return Portfolio - Adviser Class
ING Pioneer Fund Portfolio - Institutional Class
ING Salomon Brothers Aggressive Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Service Class
ING Small Company Fund - Class A
ING SmallCap Opportunities Fund - Class A
ING Strategic Allocation Balanced Fund - Class A
ING Strategic Allocation Growth Fund - Class A
ING Strategic Allocation Income Fund - Class A
ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
ING T. Rowe Price Equity Income
    Portfolio - Adviser Class
ING T. Rowe Price Growth Equity
    Portfolio - Adviser Class
ING UBS U.S. Large Cap Equity
    Portfolio - Service Class
ING Van Kampen Comstock Portfolio - Adviser Class
ING Van Kampen Comstock Portfolio - Initial Class
ING Van Kampen Equity and Income
    Portfolio - Adviser Class
ING VP Global Science and Technology
    Portfolio - Class S
ING VP Growth Portfolio - Class S
ING VP Index Plus LargeCap Portfolio - Class S
ING VP Index Plus MidCap Portfolio - Class S
ING VP Index Plus SmallCap Portfolio - Class S
ING VP International Equity Portfolio - Class S
ING VP International Value Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class S
ING VP Small Company Portfolio - Class S
ING VP SmallCap Opportunities Portfolio - Class S
ING VP Value Opportunity Portfolio - Class S
Janus Adviser Series Flexible Bond Fund - Class S
Janus Adviser Series Forty Fund - Class S
Janus Adviser Series Large Cap Growth Fund - Class S
Janus Adviser Series Mid Cap Growth Fund - Class S

| | |
|---|---|
| Janus Adviser Series Worldwide Fund - Class S | MFS® Total Return Fund - Class A |
| Jennison Equity Opportunity Fund - Class A | Oppenheimer Capital Income Fund - Class A |
| Jennison Growth Fund - Class A | Oppenheimer Core Bond Fund - Class A |
| Lazard Emerging Markets Portfolio - Open Shares | Oppenheimer High Yield Fund - Class A |
| Lazard International Equity Portfolio - Open Shares | Pioneer Equity Income Fund - Class A |
| Lazard Small Cap Portfolio - Open Shares | Pioneer Equity-Income VCT Portfolio - Class II |
| Legg Mason Special Investment | Pioneer Fund VCT Portfolio - Class II |
|     Trust, Inc. - Primary Class | Pioneer Growth Shares - Class A |
| LKCM Aquinas Growth Fund | Pioneer Mid Cap Value VCT Portfolio - Class II |
| MFS® Capital Opportunities Fund - Class A | T. Rowe Price Science and Technology |
| MFS® Emerging Growth Fund - Class A |     Fund - Advisor Class |
| MFS® Global Equity Fund - Class A | T. Rowe Price Value Fund - Advisor Class |
| MFS® Research Fund - Class A | The Growth Fund of America® - Class A |

## 2.    Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

*Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.      **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

*Administrative Charges*

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

*Contract Maintenance Charges*

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 1.0% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

**4.     Related Party Transactions**

During the year ended December 31, 2005, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING GET Fund, ING Series Fund, Inc., ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.10% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

5.      **Fund of Funds**

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2004 which invested in other Divisions of the Account, as well as in fixed interest divisions, which are not part of the Account.  As of December 31, 2005 the fund was closed to contractowners and had no net assets.

### 6.     Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Mid Cap Core Equity Fund - Class A | $ 73 | $ 81 | $ 197 | $ 3 |
| AIM Small Cap Growth Fund - Class A | 10 | 2 | - | - |
| AIM Investment Funds: | | | | |
| AIM Global Health Care Fund - Investor Class | 67 | 1 | - | - |
| AIM Sector Funds: | | | | |
| AIM Health Sciences Fund - Investor Class | 34 | 56 | 19 | - |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 1,852 | 4,568 | 1,654 | 2,937 |
| AIM V.I. Core Equity Fund - Series I Shares | 1,610 | 9,287 | 2,162 | 9,311 |
| AIM V.I. Growth Fund - Series I Shares | 1,413 | 3,513 | 2,126 | 2,899 |
| AIM V.I. Premier Equity Fund - Series I Shares | 944 | 4,403 | 1,643 | 4,004 |
| Alliance Bernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund - Class A | 19 | 1 | 20 | - |
| Alliance Bernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein VPSF Growth and Income Portfolio Class A | 213 | 10 | 57 | 9 |
| Allianz Funds: | | | | |
| Allianz NFJ Small-Cap Value Fund - Class A | 367 | 15 | 48 | - |
| American Century Quantitative Equity Funds: | | | | |
| American Century Income & Growth Fund - Advisor Class | 2,172 | 886 | 2,231 | 701 |
| American Funds®: | | | | |
| American Balanced Fund® - Class R-3 | 2,545 | 136 | 1,273 | 33 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 227 | 19 | 184 | 3 |
| Ariel Fund | 449 | 35 | 148 | 1 |
| Baron Funds Investment Trust: | | | | |
| Baron Asset Fund | 268 | 16 | 130 | 1 |
| Baron Growth Fund | 769 | 132 | 351 | 1 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 8,974 | 10,949 | 9,157 | 7,544 |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 584 | 36 | 524 | 25 |
| EuroPacific Growth Fund® - Class R-4 | 42,048 | 2,379 | 17,240 | 2,246 |
| Evergreen Special Values Fund: | | | | |
| Evergreen Special Values Fund - Class A | 33,472 | 3,597 | 28,102 | 1,963 |
| Fidelity® Advisor Series I: | | | | |
| Fidelity® Advisor Mid Cap Fund - Class T | 205 | 18 | 385 | 5 |

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | $ 1,284 | $ 3,160 | $ 4,627 | $ 6,533 |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 150,739 | 23,125 | 107,499 | 21,985 |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 39,164 | 44,472 | 57,164 | 14,598 |
| Fidelity® VIP Growth Portfolio - Initial Class | 7,925 | 71,418 | 21,802 | 34,986 |
| Fidelity® VIP High Income Portfolio - Initial Class | 10,475 | 9,011 | 5,887 | 7,888 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 8,157 | 11,676 | 11,965 | 5,993 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 18,623 | 21,649 | 26,271 | 19,814 |
| Franklin Mutual Series Fund, Inc.: | | | | |
| Mutual Discovery Fund - Class R | 474 | 14 | 168 | 1 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 264 | 38 | 62 | - |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 26,772 | 9,218 | 35,727 | 8,457 |
| Hibernia Funds: | | | | |
| Hibernia Mid Cap Equity Fund - Class A | 7,118 | 7,096 | - | - |
| ING Equity Trust: | | | | |
| ING Financial Services Fund - Class A | 42 | - | 14 | 5 |
| ING Real Estate Fund - Class A | 784 | 123 | 264 | 1 |
| ING Funds Trust: | | | | |
| ING GNMA Income Fund - Class A | 414 | 93 | 533 | 128 |
| ING Intermediate Bond Fund - Class A | 415 | 111 | 540 | 4 |
| ING GET Fund: | | | | |
| ING GET Fund - Series H | 657 | 13,537 | 837 | 5,364 |
| ING GET Fund - Series I | 39 | 778 | 36 | 332 |
| ING GET Fund - Series J | 25 | 356 | 16 | 38 |
| ING GET Fund - Series K | 95 | 1,375 | 57 | 397 |
| ING GET Fund - Series L | 24 | 82 | 36 | 359 |
| ING GET Fund - Series Q | 202 | 759 | 150 | 614 |
| ING GET Fund - Series S | 1,405 | 10,017 | 1,379 | 9,609 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 1,427 | 319 | - | - |
| ING Evergreen Health Sciences Portfolio - Class S | 1,596 | 163 | - | - |
| ING FMR℠ Diversified Mid Cap Portfolio - Service Class | 7,206 | 2,811 | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 17,464 | 1,993 | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 8,314 | 2,167 | - | - |
| ING JPMorgan Small Cap Equity Portfolio - Service Class | 335 | 54 | - | - |
| ING Julius Baer Foreign Portfolio - Service Class | 11,130 | 4,039 | 2,216 | 929 |
| ING Legg Mason Value Portfolio - Service Class | 1,653 | 13 | - | - |
| ING Marsico Growth Portfolio - Service Class | 1,172 | 55 | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | 1,703 | 473 | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

|  | Year ended December 31 | | | |
|  | 2005 | | 2004 | |
|  | Purchases | Sales | Purchases | Sales |
|  | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): |  |  |  |  |
| ING MFS Total Return Portfolio - Service Class | $ 17,371 | $ 4,100 | $ 19,854 | $ 716 |
| ING MFS Utilities Portfolio - Service Class | 1,501 | 302 | - | - |
| ING Oppenheimer Main Street Portfolio® - Service Class | 208 | 2 | - | - |
| ING PIMCO High Yield Portfolio - Service Class | 4,307 | 2,885 | - | - |
| ING Stock Index Portfolio - Institutional Class | 24,638 | 1,885 | - | - |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 18,748 | 14 | - | - |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 26,141 | 1,792 | 26,224 | 805 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 8,256 | - | - | - |
| ING Mutual Funds: |  |  |  |  |
| ING International Fund - Class Q | 2 | - | - | - |
| ING International SmallCap Fund - Class A | 284 | 50 | - | - |
| ING Partners, Inc.: |  |  |  |  |
| ING American Century Large Company Value Portfolio - Service Class | 616 | 1,961 | 3,414 | 2,078 |
| ING American Century Select Portfolio - Initial Class | 172,434 | 27,207 | - | - |
| ING American Century Select Portfolio - Service Class | 241 | 2,162 | 2,189 | 2,382 |
| ING American Century Small Cap Value Portfolio - Service Class | 9,722 | 2,504 | 20,538 | 3,062 |
| ING Baron Small Cap Growth Portfolio - Service Class | 26,656 | 10,987 | 39,264 | 5,510 |
| ING Davis Venture Value Portfolio - Service Class | 743 | 3,997 | 3,462 | 3,271 |
| ING Fundamental Research Portfolio - Service Class | 473 | 541 | 2,645 | 2,038 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 775 | 308 | 761 | 204 |
| ING JPMorgan Fleming International Portfolio - Initial Class | 24,688 | 35,386 | 27,535 | 36,640 |
| ING JPMorgan Fleming International Portfolio - Service Class | 3 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 15,265 | 5,322 | 10,789 | 1,764 |
| ING MFS Capital Opportunities Portfolio - Initial Class | 6,758 | 31,928 | 3,975 | 28,297 |
| ING OpCap Balanced Value Portfolio - Service Class | 1,335 | 5,590 | 11,582 | 1,728 |
| ING Oppenheimer Global Portfolio - Initial Class | 815,706 | 67,337 | - | - |
| ING Oppenheimer Global Portfolio - Service Class | 1,670 | 3,745 | 2,922 | 2,188 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 134,851 | 18,339 | - | - |
| ING PIMCO Total Return Portfolio - Service Class | 29,037 | 17,327 | 23,537 | 12,278 |
| ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | 8,281 | 44,354 | 8,616 | 40,713 |
| ING Salomon Brothers Aggressive Growth Portfolio - Service Class | 17 | 1 | 89 | 74 |
| ING Salomon Brothers Large Cap Growth Portfolio - Initial Class | 4,730 | 803 | - | - |
| ING Solution 2015 Portfolio - Adviser Class | 452 | 15 | - | - |
| ING Solution 2015 Portfolio - Service Class | 2,058 | 129 | - | - |
| ING Solution 2025 Portfolio - Adviser Class | 264 | - | - | - |
| ING Solution 2025 Portfolio - Service Class | 1,880 | 18 | - | - |
| ING Solution 2035 Portfolio - Adviser Class | 435 | 2 | - | - |
| ING Solution 2035 Portfolio - Service Class | 1,150 | 9 | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2005 | | 2004 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Solution 2045 Portfolio - Adviser Class | $ 255 | $ - | $ - | $ - |
| ING Solution 2045 Portfolio - Service Class | 923 | 366 | - | - |
| ING Solution Income Portfolio - Adviser Class | 43 | 3 | - | - |
| ING Solution Income Portfolio - Service Class | 339 | 4 | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 414,839 | 46,638 | - | 17 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 958 | 9,688 | 5,699 | 6,093 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 14,955 | 39,142 | 34,665 | 15,692 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 327 | 125 | 199 | - |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 8,289 | 19,867 | 6,956 | 16,324 |
| ING Van Kampen Comstock Portfolio - Service Class | 36,332 | 9,633 | 37,045 | 5,632 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 336,044 | 21,761 | - | - |
| ING Van Kampen Equity and Income Portfolio - Service Class | 4,026 | 6,314 | 1,803 | 505 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Balanced Portfolio - Class I | 12,839 | 12,121 | 14,729 | 8,228 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 8,215 | 12,480 | 11,072 | 7,100 |
| ING VP Strategic Allocation Income Portfolio - Class I | 15,080 | 13,050 | 12,768 | 12,208 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class I | 26,103 | 365,769 | 95,716 | 345,382 |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 105 | 809 | 17 | 229 |
| ING GET U.S. Core Portfolio - Series 2 | 792 | 7,686 | 163 | 2,768 |
| ING GET U.S. Core Portfolio - Series 3 | 1,719 | 16,800 | 72,277 | 20,035 |
| ING GET U.S. Core Portfolio - Series 5 | 17 | 66 | 673 | 14 |
| ING GET U.S. Core Portfolio - Series 6 | 556 | 1,657 | 6,826 | 1,290 |
| ING GET U.S. Core Portfolio - Series 7 | 482 | 645 | 4,344 | 330 |
| ING GET U.S. Core Portfolio - Series 8 | 1,871 | 353 | - | - |
| ING GET U.S. Core Portfolio - Series 9 | 276 | 57 | - | - |
| ING GET U.S. Core Portfolio - Series 10 | 108 | 1 | - | - |
| ING GET U.S. Core Portfolio - Series 11 | 80 | - | - | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 9,865 | 13,869 | 12,570 | 17,824 |
| ING VP Growth Portfolio - Class I | 2,954 | 20,048 | 5,054 | 16,997 |
| ING VP Index Plus LargeCap Portfolio - Class I | 22,393 | 73,381 | 60,182 | 49,503 |
| ING VP Index Plus MidCap Portfolio - Class I | 62,740 | 20,754 | 85,765 | 5,148 |
| ING VP Index Plus SmallCap Portfolio - Class I | 36,307 | 16,089 | 45,854 | 6,578 |
| ING VP International Equity Portfolio - Class I | 11,254 | 10,878 | 10,372 | 9,942 |
| ING VP Small Company Portfolio - Class I | 12,981 | 42,294 | 14,104 | 27,514 |
| ING VP Value Opportunity Portfolio - Class I | 11,867 | 28,815 | 6,785 | 39,511 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | | Year ended December 31 | | | |
|---|---|---|---|---|---|
| | **2005** | | | **2004** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | | |
| ING Variable Products Trust: | | | | | |
| ING VP Financial Services Portfolio - Class I | $ 1,022 | $ 470 | $ 199 | $ 18 |
| ING VP International Value Portfolio - Class I | 34,818 | 16,031 | 28,395 | 9,954 |
| ING VP MagnaCap Portfolio - Class I | 4,004 | 5,694 | 574 | 513 |
| ING VP MidCap Opportunities Portfolio - Class I | 914 | 1,685 | 3,343 | 2,444 |
| ING VP Real Estate Portfolio - Class I | 22,323 | 6,446 | 24,030 | 124 |
| ING VP SmallCap Opportunities Portfolio - Class I | 4,749 | 4,288 | 2,250 | 2,865 |
| ING VP Balanced Portfolio - Class I: | | | | | |
| ING VP Balanced Portfolio - Class I | 33,130 | 99,210 | 37,540 | 51,777 |
| ING VP Emerging Markets Fund: | | | | | |
| ING VP Emerging Markets Fund | 20,710 | 34,400 | 14,135 | 13,341 |
| ING VP Intermediate Bond Portfolio: | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 61,080 | 58,882 | 125,882 | 96,548 |
| ING VP Money Market Portfolio - Class I: | | | | | |
| ING VP Money Market Portfolio - Class I | 76,707 | 86,828 | 70,314 | 110,686 |
| ING VP Natural Resources Trust: | | | | | |
| ING VP Natural Resources Trust | 40,080 | 14,225 | 10,592 | 5,600 |
| Janus Adviser Series: | | | | | |
| Janus Adviser Series Balanced Fund - Class S | - | - | - | - |
| Janus Aspen Series: | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 1,674 | 346,487 | 18,989 | 68,491 |
| Janus Aspen Series Capital Appreciation Portfolio - Service Shares | 779 | 3,859 | 645 | 1,091 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 1,399 | 79,337 | 13,791 | 23,472 |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 2,985 | 190,109 | 6,738 | 54,520 |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 436 | 429,358 | 6,887 | 91,489 |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 3,249 | 416,240 | 15,748 | 139,377 |
| Janus Twenty Fund: | | | | | |
| Janus Twenty Fund | 23 | 682 | 98 | 70 |
| Legg Mason Value Trust, Inc.: | | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | 1,191 | 13 | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | | |
| Lord Abbett Affiliated Fund - Class A | 635 | 92 | 211 | - |
| Lord Abbett MidCap Value Fund, Inc.: | | | | | |
| Lord Abbett Mid-Cap Value Fund - Class A | 577 | 39 | 270 | 1 |
| Lord Abbett Research Fund, Inc.: | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 465 | 26 | 525 | 9 |
| Lord Abbett Series Fund, Inc.: | | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 26,335 | 9,003 | 50,385 | 580 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 54,636 | 5,406 | 57,843 | 2,780 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

|  | Year ended December 31 | | | |
|  | 2005 | | 2004 | |
|  | Purchases | Sales | Purchases | Sales |
|  | (Dollars in thousands) | | | |
| Massachusetts Investors Growth Stock Fund: |  |  |  |  |
|    Massachusetts Investors Growth Stock Fund - Class A | $ 274 | $ 52 | $ 164 | $ - |
| MFS® Variable Insurance Trust℠: |  |  |  |  |
|    MFS® Total Return Series - Initial Class | 20,517 | 10,187 | 14,888 | 4,409 |
| Moderate Allocation Portfolio: |  |  |  |  |
|    Moderate Allocation Portfolio | 1 | 1 | 1 | 1 |
| New Perspective Fund®, Inc.: |  |  |  |  |
|    New Perspective Fund® - Class R-3 | 283 | 15 | 189 | 1 |
|    New Perspective Fund® - Class R-4 | 15,811 | 3,213 | 7,868 | 15 |
| Oppenheimer Capital Appreciation Fund: |  |  |  |  |
|    Oppenheimer Capital Appreciation Fund - Class A | 105 | 20 | 203 | 1 |
| Oppenheimer Developing Markets Fund: |  |  |  |  |
|    Oppenheimer Developing Markets Fund - Class A | 68,513 | 13,663 | 33,022 | 7,521 |
| Oppenheimer Global Fund: |  |  |  |  |
|    Oppenheimer Global Fund - Class A | 46 | 3 | 4 | - |
| Oppenheimer Main Street Fund®, Inc.: |  |  |  |  |
|    Oppenheimer Main Street Fund® - Class A | 12 | 4 | 12 | - |
| Oppenheimer Variable Account Funds: |  |  |  |  |
|    Oppenheimer Aggressive Growth Fund/VA | - | 1 | - | 1 |
|    Oppenheimer Global Securities Fund/VA | 25,715 | 406,580 | 111,120 | 10,604 |
|    Oppenheimer Main Street Fund®/VA | 1 | 5 | 13 | 5 |
|    Oppenheimer Main Street Small Cap Fund®/VA | 1,077 | 86 | 4 | - |
|    Oppenheimer Strategic Bond Fund/VA | 8,480 | 52,563 | 21,163 | 8,379 |
| Pax World Balanced Fund, Inc.: |  |  |  |  |
|    Pax World Balanced Fund | 40,205 | 3,803 | 14,148 | 2,458 |
| PIMCO Variable Insurance Trust: |  |  |  |  |
|    PIMCO Real Return Portfolio - Admin Class | 16,629 | 2,910 | 12,094 | 2,557 |
| Pioneer Fund: |  |  |  |  |
|    Pioneer Fund - Class A | 25 | 2 | 1 | - |
| Pioneer High Yield Fund: |  |  |  |  |
|    Pioneer High Yield Fund - Class A | 433 | 85 | 438 | - |
| Pioneer Variable Contracts Trust: |  |  |  |  |
|    Pioneer Equity Income VCT Portfolio - Class I | 42,650 | 2,739 | 17,956 | 2,903 |
|    Pioneer Fund VCT Portfolio - Class I | 2,433 | 678 | 1,317 | 459 |
|    Pioneer High Yield VCT Portfolio - Class I | 4,236 | 1,368 | 9,849 | 5,505 |
|    Pioneer Mid Cap Value VCT Portfolio - Class I | 35,675 | 8,916 | 32,841 | 1,225 |
| Scudder Equity 500 Index Fund: |  |  |  |  |
|    Scudder Equity 500 Index Fund - Investment | 66 | 2 | 2 | - |
| T. Rowe Price Mid-Cap Value Fund, Inc.: |  |  |  |  |
|    T. Rowe Price Mid-Cap Value Fund - R Class | 228 | 81 | 605 | 13 |
| Templeton Funds, Inc. |  |  |  |  |
|    Templeton Foreign Fund - Class A | 282 | 114 | 404 | 1 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| Templeton Growth Fund, Inc.: | | | | |
| Templeton Growth Fund, Inc. - Class A | $ 335 | $ 27 | $ 60 | $ 2 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 15,950 | 6,471 | 6,516 | 117 |
| The Growth Fund of America®, Inc.: | | | | |
| The Growth Fund of America® - Class R-3 | 2,371 | 138 | 1,249 | 14 |
| The Growth Fund of America® - Class R-4 | 86,087 | 7,175 | 47,831 | 29 |
| The Income Fund of America®, Inc: | | | | |
| The Income Fund of America® - Class R-3 | 242 | 51 | 105 | - |
| THE UBS Funds: | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 25 | 1 | 48 | 5 |
| Vanguard® Index Funds: | | | | |
| Vanguard® 500 Index Fund - Investor Shares | 2 | 22 | 18 | - |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | 61 | - | - | - |
| Equity Income Portfolio | 55 | 15 | 193 | 2 |
| Small Company Growth Portfolio | - | - | - | - |
| Wanger Advisors Trust: | | | | |
| Wanger Select | 4,675 | 338 | 4,017 | 2,085 |
| Wanger U.S. Smaller Companies | 6,750 | 327 | 3,826 | 1,898 |
| Washington Mutual Investors Fund[SM], Inc.: | | | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 1,078 | 138 | 1,189 | 11 |
| Washington Mutual Investors Fund[SM] - Class R-4 | 31,504 | 1,420 | 34,398 | 1 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

### 7.    Changes in Units

The changes in units outstanding were as follows:

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| AIM Growth Series: | | | | | | |
| AIM Mid Cap Core Equity Fund - Class A | 5,274 | 7,073 | (1,799) | 18,089 | 363 | 17,726 |
| AIM Small Cap Growth Fund - Class A | 828 | 159 | 669 | 2 | - | 2 |
| AIM Investment Funds: | | | | | | |
| AIM Global Health Care Fund - Investor Class | 3,216 | 1,026 | 2,190 | - | - | - |
| AIM Sector Funds: | | | | | | |
| AIM Health Sciences Fund - Investor Class | 3,384 | 5,505 | (2,121) | 2,121 | - | 2,121 |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 657,564 | 938,403 | (280,839) | 742,209 | 869,850 | (127,641) |
| AIM V.I. Core Equity Fund - Series I Shares | 652,531 | 1,582,206 | (929,675) | 1,291,268 | 2,215,263 | (923,995) |
| AIM V.I. Growth Fund - Series I Shares | 641,539 | 979,129 | (337,590) | 1,145,485 | 1,259,825 | (114,340) |
| AIM V.I. Premier Equity Fund - Series I Shares | 583,392 | 1,036,124 | (452,732) | 751,710 | 1,080,717 | (329,007) |
| Alliance Bernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund - Class A | 4,757 | 3,013 | 1,744 | 2,045 | - | 2,045 |
| Alliance Bernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein VPSF Growth and Income Portfolio Class A | 25,397 | 7,513 | 17,884 | 5,250 | 825 | 4,425 |
| Allianz Funds: | | | | | | |
| Allianz NFJ Small-Cap Value Fund - Class A | 30,481 | 4,480 | 26,001 | 4,379 | 1 | 4,378 |
| American Century Quantitative Equity Funds: | | | | | | |
| American Century Income & Growth Fund - Advisor Class | 190,518 | 84,539 | 105,979 | 235,587 | 74,839 | 160,748 |
| American Funds®: | | | | | | |
| American Balanced Fund® - Class R-3 | 319,031 | 99,566 | 219,465 | 123,582 | 3,442 | 120,140 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 19,958 | 2,090 | 17,868 | 17,879 | 265 | 17,614 |
| Ariel Fund | 48,071 | 15,132 | 32,939 | 13,247 | 55 | 13,192 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

|  | Year Ended December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
|  | **2005** | | | **2004** | | |
|  | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Baron Funds Investment Trust: | | | | | | |
| Baron Asset Fund | 24,239 | 5,490 | 18,749 | 11,207 | 120 | 11,087 |
| Baron Growth Fund | 77,196 | 27,783 | 49,413 | 32,446 | 27 | 32,419 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert Social Balanced Portfolio | 751,138 | 889,570 | (138,432) | 1,041,397 | 888,653 | 152,744 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 56,612 | 17,199 | 39,413 | 50,937 | 3,074 | 47,863 |
| EuroPacific Growth Fund® - Class R-4 | 3,579,009 | 482,256 | 3,096,753 | 1,797,191 | 371,265 | 1,425,926 |
| Evergreen Special Values Fund: | | | | | | |
| Evergreen Special Values Fund - Class A | 1,489,104 | 318,494 | 1,170,610 | 1,695,681 | 203,107 | 1,492,574 |
| Fidelity® Advisor Series I: | | | | | | |
| Fidelity® Advisor Mid Cap Fund - Class T | 37,611 | 26,382 | 11,229 | 37,590 | 494 | 37,096 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 54,430 | 176,044 | (121,614) | 243,157 | 373,104 | (129,947) |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 13,414,396 | 7,968,285 | 5,446,111 | 11,489,088 | 6,904,554 | 4,584,534 |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 4,806,816 | 6,275,519 | (1,468,703) | 6,906,749 | 4,382,178 | 2,524,571 |
| Fidelity® VIP Growth Portfolio - Initial Class | 4,448,061 | 8,541,945 | (4,093,884) | 7,136,852 | 7,655,957 | (519,105) |
| Fidelity® VIP High Income Portfolio - Initial Class | 1,109,272 | 1,029,711 | 79,561 | 668,003 | 966,956 | (298,953) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 342,733 | 529,692 | (186,959) | 580,064 | 318,865 | 261,199 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,268,728 | 2,476,978 | (208,250) | 3,021,891 | 2,493,825 | 528,066 |
| Franklin Mutual Series Fund, Inc.: | | | | | | |
| Mutual Discovery Fund - Class R | 55,437 | 20,918 | 34,519 | 16,092 | 55 | 16,037 |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 29,841 | 9,525 | 20,316 | 6,429 | - | 6,429 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 2,368,454 | 1,237,900 | 1,130,554 | 3,340,616 | 1,293,673 | 2,046,943 |
| Hibernia Funds: | | | | | | |
| Hibernia Mid Cap Equity Fund - Class A | 603,182 | 593,036 | 10,146 | - | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | **Year Ended December 31, 2005** | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Equity Trust: | | | | | | |
| ING Financial Services Fund - Class A | 3,510 | - | 3,510 | 1,357 | 489 | 868 |
| ING Real Estate Fund - Class A | 77,916 | 32,627 | 45,289 | 22,279 | 75 | 22,204 |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 78,924 | 49,605 | 29,319 | 52,369 | 12,638 | 39,731 |
| ING Intermediate Bond Fund - Class A | 77,868 | 50,790 | 27,078 | 53,075 | 1,008 | 52,067 |
| ING GET Fund: | | | | | | |
| ING GET Fund - Series H | 3,588 | 1,286,620 | (1,283,032) | 71,808 | 553,919 | (482,111) |
| ING GET Fund - Series I | 16,405 | 91,766 | (75,361) | 391 | 31,291 | (30,900) |
| ING GET Fund - Series J | - | 34,806 | (34,806) | - | 3,174 | (3,174) |
| ING GET Fund - Series K | 139 | 131,076 | (130,937) | - | 36,528 | (36,528) |
| ING GET Fund - Series L | - | 7,181 | (7,181) | - | 33,717 | (33,717) |
| ING GET Fund - Series Q | 6,298 | 67,826 | (61,528) | - | 53,457 | (53,457) |
| ING GET Fund - Series S | 134,237 | 1,022,581 | (888,344) | 234,100 | 1,092,787 | (858,687) |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 115,656 | 27,844 | 87,812 | - | - | - |
| ING Evergreen Health Sciences Portfolio - Class S | 151,605 | 22,736 | 128,869 | - | - | - |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 682,372 | 292,670 | 389,702 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 1,580,703 | 184,531 | 1,396,172 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 768,289 | 255,901 | 512,388 | - | - | - |
| ING JPMorgan Small Cap Equity Portfolio - Service Class | 30,538 | 5,593 | 24,945 | - | - | - |
| ING Julius Baer Foreign Portfolio - Service Class | 933,037 | 397,402 | 535,635 | 229,069 | 107,022 | 122,047 |
| ING Legg Mason Value Portfolio - Service Class | 155,179 | 7,250 | 147,929 | - | - | - |
| ING Marsico Growth Portfolio - Service Class | 108,232 | 6,519 | 101,713 | - | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | 158,849 | 50,599 | 108,250 | - | - | - |
| ING MFS Total Return Portfolio - Service Class | 1,439,643 | 543,650 | 895,993 | 1,891,673 | 356,177 | 1,535,496 |
| ING MFS Utilities Portfolio - Service Class | 138,963 | 34,731 | 104,232 | - | - | - |
| ING Oppenheimer Main Street Portfolio® - Service Class | 19,588 | 146 | 19,442 | - | - | - |
| ING PIMCO High Yield Portfolio - Service Class | 421,038 | 285,920 | 135,118 | - | - | - |
| ING Stock Index Portfolio - Institutional Class | 2,336,668 | 170,640 | 2,166,028 | - | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| --- | --- | --- | --- | --- | --- | --- |
| ING Investors Trust (continued): | | | | | | |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 1,778,971 | 27,057 | 1,751,914 | - | - | - |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 3,655,675 | 2,047,631 | 1,608,044 | 2,182,364 | 296,163 | 1,886,201 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 763,765 | 5,097 | 758,668 | - | - | - |
| ING Mutual Funds: | | | | | | |
| ING International Fund - Class Q | 195 | - | 195 | - | - | - |
| ING International SmallCap Fund - Class A | 23,217 | 3,715 | 19,502 | - | - | - |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Service Class | 92,556 | 190,256 | (97,700) | 374,791 | 268,450 | 106,341 |
| ING American Century Select Portfolio - Initial Class | 19,185,025 | 3,757,068 | 15,427,957 | - | - | - |
| ING American Century Select Portfolio - Service Class | 37,384 | 265,124 | (227,740) | 320,348 | 343,211 | (22,863) |
| ING American Century Small Cap Value Portfolio - Service Class | 1,704,949 | 1,422,155 | 282,794 | 1,941,068 | 562,491 | 1,378,577 |
| ING Baron Small Cap Growth Portfolio - Service Class | 3,349,758 | 2,258,361 | 1,091,397 | 3,819,436 | 1,181,534 | 2,637,902 |
| ING Davis Venture Value Portfolio - Service Class | 103,707 | 287,606 | (183,899) | 445,245 | 420,619 | 24,626 |
| ING Fundamental Research Portfolio - Service Class | 66,902 | 75,430 | (8,528) | 361,801 | 283,845 | 77,956 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 97,604 | 57,426 | 40,178 | 96,777 | 41,417 | 55,360 |
| ING JPMorgan Fleming International Portfolio - Initial Class | 2,345,638 | 2,931,635 | (585,997) | 3,086,669 | 3,493,363 | (406,694) |
| ING JPMorgan Fleming International Portfolio - Service Class | 255 | - | 255 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 1,180,113 | 605,153 | 574,960 | 1,037,259 | 353,788 | 683,471 |
| ING MFS Capital Opportunities Portfolio - Initial Class | 943,877 | 2,267,251 | (1,323,374) | 1,546,673 | 2,633,769 | (1,087,096) |
| ING OpCap Balanced Value Portfolio - Service Class | 280,689 | 590,397 | (309,708) | 1,291,880 | 525,561 | 766,319 |
| ING Oppenheimer Global Portfolio - Initial Class | 86,257,752 | 11,756,932 | 74,500,820 | - | - | - |
| ING Oppenheimer Global Portfolio - Service Class | 163,468 | 344,059 | (180,591) | 293,242 | 230,406 | 62,836 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 14,546,767 | 3,157,025 | 11,389,742 | - | - | - |
| ING PIMCO Total Return Portfolio - Service Class | 3,177,512 | 2,236,389 | 941,123 | 3,073,334 | 2,046,501 | 1,026,833 |
| ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | 3,153,236 | 6,114,805 | (2,961,569) | 5,042,874 | 7,674,056 | (2,631,182) |
| ING Salomon Brothers Aggressive Growth Portfolio - Service Class | 4,410 | 2,804 | 1,606 | 8,787 | 7,198 | 1,589 |
| ING Salomon Brothers Large Cap Growth Portfolio - Initial Class | 446,343 | 75,495 | 370,848 | - | - | - |
| ING Solution 2015 Portfolio - Adviser Class | 42,530 | 1,394 | 41,136 | - | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

|  | Year Ended December 31, 2005 | | | | | |
|  | 2005 | | | 2004 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): |  |  |  |  |  |  |
| ING Solution 2015 Portfolio - Service Class | 204,910 | 19,792 | 185,118 | - | - | - |
| ING Solution 2025 Portfolio - Adviser Class | 24,368 | 6 | 24,362 | - | - | - |
| ING Solution 2025 Portfolio - Service Class | 177,892 | 2,287 | 175,605 | - | - | - |
| ING Solution 2035 Portfolio - Adviser Class | 39,876 | 187 | 39,689 | - | - | - |
| ING Solution 2035 Portfolio - Service Class | 110,260 | 4,199 | 106,061 | - | - | - |
| ING Solution 2045 Portfolio - Adviser Class | 22,636 | 7 | 22,629 | - | - | - |
| ING Solution 2045 Portfolio - Service Class | 85,067 | 33,177 | 51,890 | - | - | - |
| ING Solution Income Portfolio - Adviser Class | 4,196 | 286 | 3,910 | - | - | - |
| ING Solution Income Portfolio - Service Class | 33,354 | 277 | 33,077 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 45,657,808 | 7,390,311 | 38,267,497 | - | 1,154 | (1,154) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 184,299 | 1,369,227 | (1,184,928) | 1,358,272 | 1,438,664 | (80,392) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 3,230,785 | 4,471,229 | (1,240,444) | 4,770,419 | 3,524,768 | 1,245,651 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 48,163 | 29,461 | 18,702 | 20,449 | 78 | 20,371 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 1,934,400 | 2,841,954 | (907,554) | 2,141,739 | 2,820,470 | (678,731) |
| ING Van Kampen Comstock Portfolio - Service Class | 3,344,671 | 1,521,089 | 1,823,582 | 4,110,698 | 1,455,969 | 2,654,729 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 36,677,957 | 5,001,951 | 31,676,006 | - | - | - |
| ING Van Kampen Equity and Income Portfolio - Service Class | 298,569 | 403,288 | (104,719) | 93,390 | 38,374 | 55,016 |
| ING Strategic Allocation Portfolios, Inc.: |  |  |  |  |  |  |
| ING VP Strategic Allocation Balanced Portfolio - Class I | 1,573,652 | 1,541,384 | 32,268 | 2,104,345 | 1,638,746 | 465,599 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 1,218,087 | 1,575,434 | (357,347) | 1,598,014 | 1,292,531 | 305,483 |
| ING VP Strategic Allocation Income Portfolio - Class I | 1,361,567 | 1,238,211 | 123,356 | 1,184,077 | 1,140,198 | 43,879 |
| ING Variable Funds: |  |  |  |  |  |  |
| ING VP Growth and Income Portfolio - Class I | 9,408,103 | 26,921,396 | (17,513,293) | 14,531,937 | 27,718,675 | (13,186,738) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year Ended December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | - | 75,211 | (75,211) | - | 19,657 | (19,657) |
| ING GET U.S. Core Portfolio - Series 2 | 7,193 | 738,226 | (731,033) | 100,626 | 334,903 | (234,277) |
| ING GET U.S. Core Portfolio - Series 3 | 234,875 | 1,794,121 | (1,559,246) | 7,854,478 | 2,575,458 | 5,279,020 |
| ING GET U.S. Core Portfolio - Series 5 | 7,119 | 12,535 | (5,416) | 67,403 | 952 | 66,451 |
| ING GET U.S. Core Portfolio - Series 6 | 137,731 | 239,855 | (102,124) | 685,757 | 129,749 | 556,008 |
| ING GET U.S. Core Portfolio - Series 7 | 15,417 | 26,473 | (11,056) | 434,458 | 32,788 | 401,670 |
| ING GET U.S. Core Portfolio - Series 8 | 176,006 | 21,908 | 154,098 | - | - | - |
| ING GET U.S. Core Portfolio - Series 9 | 22,520 | 416 | 22,104 | - | - | - |
| ING GET U.S. Core Portfolio - Series 10 | 11,186 | 425 | 10,761 | - | - | - |
| ING GET U.S. Core Portfolio - Series 11 | 8,000 | - | 8,000 | - | - | - |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 4,289,180 | 5,282,630 | (993,450) | 7,185,981 | 8,826,369 | (1,640,388) |
| ING VP Growth Portfolio - Class I | 1,236,907 | 2,654,888 | (1,417,981) | 1,932,974 | 2,775,140 | (842,166) |
| ING VP Index Plus LargeCap Portfolio - Class I | 4,343,937 | 7,583,068 | (3,239,131) | 9,746,045 | 8,875,064 | 870,981 |
| ING VP Index Plus MidCap Portfolio - Class I | 5,843,966 | 4,954,015 | 889,951 | 8,240,855 | 3,533,221 | 4,707,634 |
| ING VP Index Plus SmallCap Portfolio - Class I | 3,545,534 | 2,753,698 | 791,836 | 5,377,363 | 2,451,264 | 2,926,099 |
| ING VP International Equity Portfolio - Class I | 1,605,744 | 1,610,821 | (5,077) | 1,728,037 | 1,670,535 | 57,502 |
| ING VP Small Company Portfolio - Class I | 2,000,872 | 3,630,655 | (1,629,783) | 3,283,536 | 3,946,455 | (662,919) |
| ING VP Value Opportunity Portfolio - Class I | 1,634,789 | 2,797,677 | (1,162,888) | 1,935,086 | 3,913,217 | (1,978,131) |
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class I | 93,458 | 44,499 | 48,959 | 20,421 | 2,952 | 17,469 |
| ING VP International Value Portfolio - Class I | 5,374,540 | 4,267,756 | 1,106,784 | 3,743,766 | 2,066,960 | 1,676,806 |
| ING VP MagnaCap Portfolio - Class I | 450,107 | 633,037 | (182,930) | 93,937 | 88,469 | 5,468 |
| ING VP MidCap Opportunities Portfolio - Class I | 177,419 | 246,400 | (68,981) | 505,997 | 417,195 | 88,802 |
| ING VP Real Estate Portfolio - Class I | 1,939,149 | 850,727 | 1,088,422 | 2,146,817 | 186,905 | 1,959,912 |
| ING VP SmallCap Opportunities Portfolio - Class I | 762,167 | 702,493 | 59,674 | 651,403 | 734,610 | (83,207) |
| ING VP Balanced Portfolio - Class I: | | | | | | |
| ING VP Balanced Portfolio - Class I | 5,225,860 | 8,629,829 | (3,403,969) | 6,444,389 | 6,836,684 | (392,295) |

| | Year Ended December 31, 2005 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING VP Emerging Markets Fund: | | | | | | |
| ING VP Emerging Markets Fund | 1,927,139 | 2,965,545 | (1,038,406) | 1,647,146 | 1,581,428 | 65,718 |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 5,434,219 | 6,061,788 | (627,569) | 8,215,620 | 8,521,505 | (305,885) |
| ING VP Money Market Portfolio - Class I: | | | | | | |
| ING VP Money Market Portfolio - Class I | 9,545,207 | 10,245,127 | (699,920) | 11,292,974 | 14,025,254 | (2,732,280) |
| ING VP Natural Resources Trust: | | | | | | |
| ING VP Natural Resources Trust | 2,431,011 | 1,209,055 | 1,221,956 | 869,736 | 542,584 | 327,152 |
| Janus Adviser Series: | | | | | | |
| Janus Adviser Series Balanced Fund - Class S | 41 | 3 | 38 | 8 | - | 8 |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 1,307,431 | 18,021,784 | (16,714,353) | 4,861,068 | 7,327,168 | (2,466,100) |
| Janus Aspen Series Capital Appreciation Portfolio - Service Shares | 357,690 | 4,847,278 | (4,489,588) | 82,616 | 140,531 | (57,915) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 99,125 | 463,894 | (364,769) | 1,996,838 | 2,768,202 | (771,364) |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 656,877 | 12,970,015 | (12,313,138) | 2,862,869 | 5,692,269 | (2,829,400) |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 1,432,630 | 26,882,744 | (25,450,114) | 6,055,797 | 10,760,444 | (4,704,647) |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 1,594,636 | 25,682,993 | (24,088,357) | 5,649,716 | 12,560,154 | (6,910,438) |
| Janus Twenty Fund: | | | | | | |
| Janus Twenty Fund | 4,852 | 128,850 | (123,998) | 21,684 | 14,890 | 6,794 |
| Legg Mason Value Trust, Inc.: | | | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | 115,818 | 571 | 115,247 | - | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | | | |
| Lord Abbett Affiliated Fund - Class A | 72,449 | 26,473 | 45,976 | 20,016 | 7 | 20,009 |
| Lord Abbett MidCap Value Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund - Class A | 66,205 | 26,978 | 39,227 | 24,133 | 16 | 24,117 |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 49,475 | 20,211 | 29,264 | 46,008 | 1,179 | 44,829 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 6,140,628 | 3,064,937 | 3,075,691 | 5,878,996 | 1,189,943 | 4,689,053 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 2,980,759 | 2,104,629 | 876,130 | 6,435,125 | 1,805,358 | 4,629,767 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

|  | Year Ended December 31, 2005 | | | | | |
|  | 2005 | | | 2004 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Massachusetts Investors Growth Stock Fund: |  |  |  |  |  |  |
| Massachusetts Investors Growth Stock Fund - Class A | 41,937 | 20,266 | 21,671 | 17,013 | 6 | 17,007 |
| MFS® Variable Insurance Trust℠: |  |  |  |  |  |  |
| MFS® Total Return Series - Initial Class | 1,300,090 | 847,323 | 452,767 | 1,163,591 | 418,755 | 744,836 |
| Moderate Allocation Portfolio: |  |  |  |  |  |  |
| Moderate Allocation Portfolio | 179 | 6,042 | (5,863) | 5,863 | - | 5,863 |
| New Perspective Fund®, Inc.: |  |  |  |  |  |  |
| New Perspective Fund® - Class R-3 | 27,316 | 6,028 | 21,288 | 18,425 | 60 | 18,365 |
| New Perspective Fund® - Class R-4 | 1,382,338 | 384,183 | 998,155 | 816,804 | 55,147 | 761,657 |
| Oppenheimer Capital Appreciation Fund: |  |  |  |  |  |  |
| Oppenheimer Capital Appreciation Fund - Class A | 29,913 | 21,388 | 8,525 | 21,208 | 190 | 21,018 |
| Oppenheimer Developing Markets Fund: |  |  |  |  |  |  |
| Oppenheimer Developing Markets Fund - Class A | 2,498,652 | 787,614 | 1,711,038 | 1,653,384 | 525,460 | 1,127,924 |
| Oppenheimer Global Fund: |  |  |  |  |  |  |
| Oppenheimer Global Fund - Class A | 2,955 | 172 | 2,783 | 286 | - | 286 |
| Oppenheimer Main Street Fund®, Inc.: |  |  |  |  |  |  |
| Oppenheimer Main Street Fund® - Class A | 1,206 | 469 | 737 | 1,214 | - | 1,214 |
| Oppenheimer Variable Account Funds: |  |  |  |  |  |  |
| Oppenheimer Aggressive Growth Fund/VA | 15 | 15 | - | 1 | 1 | - |
| Oppenheimer Global Securities Fund/VA | 2,306,421 | 24,521,856 | (22,215,435) | 10,759,811 | 4,601,582 | 6,158,229 |
| Oppenheimer Main Street Fund®/VA | 52 | 52 | - | 1,481 | 1,481 | - |
| Oppenheimer Main Street Small Cap Fund®/VA | 101,111 | 12,853 | 88,258 | 369 | - | 369 |
| Oppenheimer Strategic Bond Fund/VA | 714,833 | 4,010,467 | (3,295,634) | 2,350,521 | 1,514,577 | 835,944 |
| Pax World Balanced Fund, Inc.: |  |  |  |  |  |  |
| Pax World Balanced Fund | 3,804,120 | 536,344 | 3,267,776 | 1,535,363 | 363,518 | 1,171,845 |
| PIMCO Variable Insurance Trust: |  |  |  |  |  |  |
| PIMCO Real Return Portfolio - Admin Class | 1,623,800 | 409,351 | 1,214,449 | 1,377,653 | 495,693 | 881,960 |
| Pioneer Fund: |  |  |  |  |  |  |
| Pioneer Fund - Class A | 1,918 | 148 | 1,770 | 111 | - | 111 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | **Year Ended December 31, 2005** | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 65,898 | 37,685 | 28,213 | 41,804 | 2 | 41,802 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | 3,956,471 | 787,125 | 3,169,346 | 2,132,114 | 757,409 | 1,374,705 |
| Pioneer Fund VCT Portfolio - Class I | 287,650 | 133,882 | 153,768 | 182,191 | 91,003 | 91,188 |
| Pioneer High Yield VCT Portfolio - Class I | 408,850 | 181,636 | 227,214 | 1,158,236 | 739,060 | 419,176 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 2,687,081 | 1,161,373 | 1,525,708 | 3,023,990 | 605,598 | 2,418,392 |
| Scudder Equity 500 Index Fund: | | | | | | |
| Scudder Equity 500 Index Fund - Investment | 5,228 | 179 | 5,049 | 148 | - | 148 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 47,438 | 37,877 | 9,561 | 55,070 | 1,723 | 53,347 |
| Templeton Funds, Inc. | | | | | | |
| Templeton Foreign Fund - Class A | 38,689 | 27,170 | 11,519 | 39,458 | 117 | 39,341 |
| Templeton Growth Fund, Inc.: | | | | | | |
| Templeton Growth Fund, Inc. - Class A | 33,802 | 8,588 | 25,214 | 5,620 | 193 | 5,427 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 1,475,621 | 720,211 | 755,410 | 615,626 | 43,539 | 572,087 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 283,392 | 86,785 | 196,607 | 124,934 | 2,755 | 122,179 |
| The Growth Fund of America® - Class R-4 | 8,304,196 | 1,192,144 | 7,112,052 | 5,160,827 | 423,312 | 4,737,515 |
| The Income Fund of America®, Inc: | | | | | | |
| The Income Fund of America® - Class R-3 | 26,742 | 10,421 | 16,321 | 9,948 | - | 9,948 |
| The UBS Funds:: | | | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 2,068 | 110 | 1,958 | 4,985 | 493 | 4,492 |
| Vanguard® Index Funds: | | | | | | |
| Vanguard® 500 Index Fund - Investor Shares | - | 1,177 | (1,177) | 1,177 | - | 1,177 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 5,131 | 5 | 5,126 | - | - | - |
| Equity Income Portfolio | 3,391 | 1,156 | 2,235 | 18,595 | 112 | 18,483 |
| Small Company Growth Portfolio | 21 | - | 21 | - | - | - |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year Ended December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | | **2004** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Wanger Advisors Trust: | | | | | | |
| Wanger Select | 431,399 | 67,340 | 364,059 | 394,479 | 199,589 | 194,890 |
| Wanger U.S. Smaller Companies | 634,281 | 95,326 | 538,955 | 379,919 | 193,959 | 185,960 |
| Washington Mutual Investors Fund<sup>SM</sup>, Inc.: | | | | | | |
| Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | 157,618 | 74,088 | 83,530 | 116,876 | 2,064 | 114,812 |
| Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | 3,177,809 | 501,607 | 2,676,202 | 3,519,330 | 210,096 | 3,309,234 |

**8.    Unit Summary**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 15,421.893 | $    11.83 | $      182,441 |
| ING MAP PLUS NP21 | 37.984 | 11.72 | 445 |
| ING MAP PLUS NP30 | 448.692 | 11.62 | 5,214 |
| Qualified XII (1.00) | 18.237 | 13.52 | 247 |
| | 15,926.806 | | $      188,347 |
| | | | |
| **AIM Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 671.132 | $    11.49 | $      7,711 |
| | 671.132 | | $      7,711 |
| | | | |
| **AIM Global Health Care Fund - Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 303.295 | $    30.93 | $      9,381 |
| ING MAP PLUS NP15 | 865.980 | 30.92 | 26,776 |
| ING MAP PLUS NP29 | 1,020.385 | 30.81 | 31,438 |
| | 2,189.660 | | $      67,595 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 796,450.157 | $ 9.92 | $ 7,900,786 |
| Qualified VIII | 1,403.261 | 9.91 | 13,906 |
| Qualified X (1.15) | 13,083.172 | 9.98 | 130,570 |
| Qualified X (1.25) | 74,072.080 | 9.92 | 734,795 |
| Qualified XII (0.05) | 8,808.626 | 10.39 | 91,522 |
| Qualified XII (0.15) | 3,420.621 | 11.45 | 39,166 |
| Qualified XII (0.15) | 4,988.863 | 11.36 | 56,673 |
| Qualified XII (0.25) | 3,340.581 | 10.60 | 35,410 |
| Qualified XII (0.30) | 25,918.581 | 10.57 | 273,959 |
| Qualified XII (0.35) | 2,692.891 | 10.53 | 28,356 |
| Qualified XII (0.50) | 13,718.299 | 10.43 | 143,082 |
| Qualified XII (0.55) | 18,183.102 | 10.39 | 188,922 |
| Qualified XII (0.60) | 11,913.787 | 10.36 | 123,427 |
| Qualified XII (0.65) | 4,863.935 | 10.32 | 50,196 |
| Qualified XII (0.70) | 47,620.294 | 10.29 | 490,013 |
| Qualified XII (0.75) | 51,712.785 | 10.25 | 530,056 |
| Qualified XII (0.80) | 81,978.684 | 10.22 | 837,822 |
| Qualified XII (0.85) | 185,032.894 | 10.18 | 1,883,635 |
| Qualified XII (0.90) | 8,375.754 | 10.15 | 85,014 |
| Qualified XII (0.95) | 117,499.247 | 10.12 | 1,189,092 |
| Qualified XII (1.00) | 157,216.954 | 10.08 | 1,584,747 |
| Qualified XII (1.05) | 26,123.951 | 10.05 | 262,546 |
| Qualified XII (1.10) | 28,474.066 | 10.02 | 285,310 |
| Qualified XII (1.15) | 12,128.506 | 9.98 | 121,042 |
| Qualified XII (1.20) | 14,761.946 | 9.95 | 146,881 |
| Qualified XII (1.25) | 24,538.889 | 9.92 | 243,426 |
| Qualified XII (1.30) | 3,416.898 | 9.88 | 33,759 |
| Qualified XII (1.35) | 4,933.294 | 9.85 | 48,593 |
| Qualified XII (1.40) | 9,556.852 | 9.82 | 93,848 |
| Qualified XII (1.45) | 4,586.017 | 9.78 | 44,851 |
| Qualified XII (1.50) | 1,300.726 | 9.75 | 12,682 |
| Qualified XV | 5,792.783 | 10.09 | 58,449 |
| Qualified XVI | 17,708.076 | 9.75 | 172,654 |
| Qualified XVII | 18.715 | 9.92 | 186 |
| Qualified XVIII | 4,659.142 | 9.92 | 46,219 |
| Qualified XXI | 12,159.713 | 10.19 | 123,907 |
| Qualified XXV | 5,517.409 | 10.18 | 56,167 |
| Qualified XXVI | 2,730.847 | 10.10 | 27,582 |
| Qualified XXVII | 189,953.891 | 6.22 | 1,181,513 |
| Qualified XXXII | 326.689 | 11.61 | 3,793 |
| | 2,000,982.978 | | $ 19,374,557 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | | | $ 11,787 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,741,154.650 | $ 8.64 | 15,043,576 |
| Qualified VIII | 726.448 | 8.63 | 6,269 |
| Qualified X (1.15) | 21,653.855 | 8.70 | 188,389 |
| Qualified X (1.25) | 111,338.715 | 8.64 | 961,967 |
| Qualified XII (0.05) | 12,056.520 | 9.05 | 109,112 |
| Qualified XII (0.15) | 2,785.480 | 11.81 | 32,897 |
| Qualified XII (0.15) | 3,091.259 | 11.71 | 36,199 |
| Qualified XII (0.25) | 23,725.502 | 9.24 | 219,224 |
| Qualified XII (0.30) | 20,854.857 | 9.21 | 192,073 |
| Qualified XII (0.35) | 2,060.611 | 9.17 | 18,896 |
| Qualified XII (0.50) | 9,720.065 | 9.08 | 88,258 |
| Qualified XII (0.55) | 31,974.204 | 9.05 | 289,367 |
| Qualified XII (0.60) | 66,449.007 | 9.02 | 599,370 |
| Qualified XII (0.65) | 4,835.060 | 8.99 | 43,467 |
| Qualified XII (0.70) | 69,588.657 | 8.96 | 623,514 |
| Qualified XII (0.75) | 37,373.432 | 8.93 | 333,745 |
| Qualified XII (0.80) | 155,031.665 | 8.90 | 1,379,782 |
| Qualified XII (0.85) | 196,939.192 | 8.87 | 1,746,851 |
| Qualified XII (0.90) | 2,881.781 | 8.84 | 25,475 |
| Qualified XII (0.95) | 133,037.605 | 8.81 | 1,172,061 |
| Qualified XII (1.00) | 443,507.708 | 8.78 | 3,893,998 |
| Qualified XII (1.05) | 91,074.286 | 8.75 | 796,900 |
| Qualified XII (1.10) | 58,390.597 | 8.73 | 509,750 |
| Qualified XII (1.15) | 24,077.154 | 8.70 | 209,471 |
| Qualified XII (1.20) | 19,430.541 | 8.67 | 168,463 |
| Qualified XII (1.25) | 31,794.448 | 8.64 | 274,704 |
| Qualified XII (1.30) | 467.811 | 8.61 | 4,028 |
| Qualified XII (1.35) | 7,243.091 | 8.58 | 62,146 |
| Qualified XII (1.40) | 12,724.412 | 8.55 | 108,794 |
| Qualified XII (1.45) | 4,037.112 | 8.52 | 34,396 |
| Qualified XII (1.50) | 3,560.657 | 8.49 | 30,230 |
| Qualified XV | 3,098.953 | 8.79 | 27,240 |
| Qualified XVI | 37,056.444 | 8.49 | 314,609 |
| Qualified XVII | 2,658.738 | 8.64 | 22,972 |
| Qualified XVIII | 5,116.661 | 8.64 | 44,208 |
| Qualified XXI | 6,724.425 | 8.88 | 59,713 |
| Qualified XXV | 17,597.184 | 8.87 | 156,087 |
| Qualified XXVI | 18,625.894 | 8.80 | 163,908 |
| Qualified XXVII | 254,967.476 | 6.93 | 1,766,925 |
| Qualified XXXII | 834.909 | 11.61 | 9,693 |
| Qualified XXXIII (0.65) | 285.172 | 11.66 | 3,325 |
| | 3,690,552.238 | | $ 31,783,839 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Growth Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,197,606.439 | $ 6.20 | $ 7,425,160 |
| Qualified X (1.15) | 12,009.809 | 6.24 | 74,941 |
| Qualified X (1.25) | 120,536.434 | 6.20 | 747,326 |
| Qualified XII (0.05) | 8,236.681 | 6.52 | 53,703 |
| Qualified XII (0.15) | 1,258.532 | 9.89 | 12,447 |
| Qualified XII (0.15) | 4,330.555 | 9.97 | 43,176 |
| Qualified XII (0.25) | 5,307.932 | 6.63 | 35,192 |
| Qualified XII (0.30) | 27,812.964 | 6.61 | 183,844 |
| Qualified XII (0.35) | 194.701 | 6.59 | 1,283 |
| Qualified XII (0.50) | 17,774.413 | 6.52 | 115,889 |
| Qualified XII (0.55) | 29,585.151 | 6.50 | 192,303 |
| Qualified XII (0.60) | 13,880.616 | 6.48 | 89,946 |
| Qualified XII (0.65) | 7,806.450 | 6.46 | 50,430 |
| Qualified XII (0.70) | 62,519.750 | 6.43 | 402,002 |
| Qualified XII (0.75) | 27,211.622 | 6.41 | 174,427 |
| Qualified XII (0.80) | 99,740.091 | 6.39 | 637,339 |
| Qualified XII (0.85) | 185,569.700 | 6.37 | 1,182,079 |
| Qualified XII (0.90) | 5,163.898 | 6.35 | 32,791 |
| Qualified XII (0.95) | 142,998.258 | 6.33 | 905,179 |
| Qualified XII (1.00) | 256,770.414 | 6.31 | 1,620,221 |
| Qualified XII (1.05) | 55,724.576 | 6.29 | 350,508 |
| Qualified XII (1.10) | 39,372.454 | 6.26 | 246,472 |
| Qualified XII (1.15) | 13,119.396 | 6.24 | 81,865 |
| Qualified XII (1.20) | 29,457.140 | 6.22 | 183,223 |
| Qualified XII (1.25) | 34,520.769 | 6.20 | 214,029 |
| Qualified XII (1.30) | 881.715 | 6.18 | 5,449 |
| Qualified XII (1.35) | 6,250.325 | 6.16 | 38,502 |
| Qualified XII (1.40) | 8,782.270 | 6.14 | 53,923 |
| Qualified XII (1.45) | 1,704.796 | 6.12 | 10,433 |
| Qualified XII (1.50) | 2,307.018 | 6.10 | 14,073 |
| Qualified XV | 9,757.840 | 6.33 | 61,767 |
| Qualified XVI | 37,903.343 | 6.10 | 231,210 |
| Qualified XVII | 3,317.580 | 6.21 | 20,602 |
| Qualified XVIII | 4,662.411 | 6.21 | 28,954 |
| Qualified XXI | 10,956.750 | 6.39 | 70,014 |
| Qualified XXV | 8,276.619 | 6.37 | 52,722 |
| Qualified XXVI | 17,729.775 | 6.32 | 112,052 |
| Qualified XXVII | 178,256.143 | 4.74 | 844,934 |
| Qualified XXXII | 1,999.142 | 11.74 | 23,470 |
| | 2,691,294.472 | | $ 16,623,880 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Premier Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | | | $ 4,253 |
| Contracts in accumulation period: | | | |
| Qualified VI | 776,017.634 | $ 7.77 | 6,029,657 |
| Qualified VIII | 4.602 | 7.76 | 36 |
| Qualified X (1.15) | 11,814.045 | 7.82 | 92,386 |
| Qualified X (1.25) | 73,854.784 | 7.77 | 573,852 |
| Qualified XII (0.05) | 5,903.294 | 8.14 | 48,053 |
| Qualified XII (0.15) | 2,064.933 | 9.57 | 19,761 |
| Qualified XII (0.15) | 7,185.402 | 9.65 | 69,339 |
| Qualified XII (0.25) | 4,542.286 | 8.30 | 37,701 |
| Qualified XII (0.30) | 25,037.393 | 8.28 | 207,310 |
| Qualified XII (0.35) | 101,945.165 | 8.25 | 841,048 |
| Qualified XII (0.50) | 11,914.494 | 8.17 | 97,341 |
| Qualified XII (0.55) | 42,818.704 | 8.14 | 348,544 |
| Qualified XII (0.60) | 13,909.234 | 8.11 | 112,804 |
| Qualified XII (0.65) | 9,750.790 | 8.08 | 78,786 |
| Qualified XII (0.70) | 69,388.576 | 8.06 | 559,272 |
| Qualified XII (0.75) | 16,876.589 | 8.03 | 135,519 |
| Qualified XII (0.80) | 112,938.012 | 8.00 | 903,504 |
| Qualified XII (0.85) | 156,583.221 | 7.98 | 1,249,534 |
| Qualified XII (0.90) | 6,398.561 | 7.95 | 50,869 |
| Qualified XII (0.95) | 127,356.448 | 7.92 | 1,008,663 |
| Qualified XII (1.00) | 222,184.849 | 7.90 | 1,755,260 |
| Qualified XII (1.05) | 46,581.285 | 7.87 | 366,595 |
| Qualified XII (1.10) | 30,126.381 | 7.84 | 236,191 |
| Qualified XII (1.15) | 7,170.049 | 7.82 | 56,070 |
| Qualified XII (1.20) | 19,854.107 | 7.79 | 154,663 |
| Qualified XII (1.25) | 38,711.463 | 7.77 | 300,788 |
| Qualified XII (1.30) | 780.065 | 7.74 | 6,038 |
| Qualified XII (1.35) | 2,386.678 | 7.71 | 18,401 |
| Qualified XII (1.40) | 15,046.406 | 7.69 | 115,707 |
| Qualified XII (1.45) | 1,054.658 | 7.66 | 8,079 |
| Qualified XII (1.50) | 2,930.435 | 7.64 | 22,389 |
| Qualified XV | 3,248.854 | 7.90 | 25,666 |
| Qualified XVI | 21,894.990 | 7.64 | 167,278 |
| Qualified XVII | 2,859.548 | 7.77 | 22,219 |
| Qualified XVIII | 1,343.113 | 7.77 | 10,436 |
| Qualified XXI | 3,850.431 | 7.98 | 30,726 |
| Qualified XXV | 3,095.849 | 7.97 | 24,674 |
| Qualified XXVI | 1,313.783 | 7.91 | 10,392 |
| Qualified XXVII | 173,513.012 | 6.74 | 1,169,478 |
| Qualified XXXII | 227.266 | 11.26 | 2,559 |
| | 2,174,477.389 | | $ 16,971,841 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AllianceBernstein Growth and Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP21 | 3,277.610 | $ 10.99 | $ 36,021 |
| ING MAP PLUS NP22 | 511.658 | 10.98 | 5,618 |
| | 3,789.268 | | $ 41,639 |
| | | | |
| **AllianceBernstein VPSF Growth and Income Portfolio Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 6,723.185 | $ 11.65 | $ 78,325 |
| Qualified X (1.25) | 15,585.867 | 11.63 | 181,264 |
| | 22,309.052 | | $ 259,589 |
| | | | |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 20,659.064 | $ 13.14 | $ 271,460 |
| ING MAP PLUS NP14 | 33.183 | 13.13 | 436 |
| ING MAP PLUS NP15 | 2,631.918 | 13.12 | 34,531 |
| ING MAP PLUS NP21 | 7,054.521 | 13.04 | 91,991 |
| | 30,378.686 | | $ 398,418 |
| | | | |
| **American Century Income & Growth Fund - Advisor Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.10) | 1,519.705 | $ 31.95 | $ 48,555 |
| Qualified XXVII | 537,572.795 | 10.38 | 5,580,006 |
| | 539,092.500 | | $ 5,628,561 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Balanced Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 17,985.492 | $ 10.85 | $ 195,143 |
| ING MAP PLUS NP11 | 7,050.245 | 10.84 | 76,425 |
| ING MAP PLUS NP13 | 7,727.083 | 10.82 | 83,607 |
| ING MAP PLUS NP14 | 6,021.399 | 10.81 | 65,091 |
| ING MAP PLUS NP15 | 53,262.967 | 10.80 | 575,240 |
| ING MAP PLUS NP16 | 88.800 | 10.79 | 958 |
| ING MAP PLUS NP17 | 9,696.297 | 10.78 | 104,526 |
| ING MAP PLUS NP19 | 13,725.158 | 10.76 | 147,683 |
| ING MAP PLUS NP20 | 106,950.813 | 10.75 | 1,149,721 |
| ING MAP PLUS NP21 | 14,073.185 | 10.74 | 151,146 |
| ING MAP PLUS NP22 | 386.638 | 10.73 | 4,149 |
| ING MAP PLUS NP23 | 2,032.909 | 10.72 | 21,793 |
| ING MAP PLUS NP24 | 2,705.668 | 10.71 | 28,978 |
| ING MAP PLUS NP26 | 892.978 | 10.69 | 9,546 |
| ING MAP PLUS NP27 | 49,261.507 | 10.68 | 526,113 |
| ING MAP PLUS NP28 | 8,483.340 | 10.67 | 90,517 |
| ING MAP PLUS NP29 | 5,382.390 | 10.66 | 57,376 |
| ING MAP PLUS NP30 | 3,598.018 | 10.65 | 38,319 |
| ING MAP PLUS NP32 | 604.834 | 10.63 | 6,429 |
| ING MAP PLUS NP6 | 26,742.148 | 10.89 | 291,222 |
| ING MAP PLUS NP7 | 2,932.923 | 10.88 | 31,910 |
| | 339,604.792 | | $ 3,655,892 |
| | | | |
| **Ariel Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 10,605.679 | $ 11.16 | $ 118,359 |
| ING MAP PLUS NP13 | 2,937.720 | 11.14 | 32,726 |
| ING MAP PLUS NP15 | 10,216.190 | 11.12 | 113,604 |
| ING MAP PLUS NP17 | 3.428 | 11.10 | 38 |
| ING MAP PLUS NP19 | 9,152.038 | 11.08 | 101,405 |
| ING MAP PLUS NP22 | 2,367.871 | 11.04 | 26,141 |
| ING MAP PLUS NP26 | 191.054 | 11.00 | 2,102 |
| ING MAP PLUS NP32 | 7.950 | 10.94 | 87 |
| | 35,481.930 | | $ 394,462 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 2,313.234 | $  11.73 | $      27,134 |
| ING MAP PLUS NP14 | 6,056.020 | 11.72 | 70,977 |
| ING MAP PLUS NP15 | 4,246.471 | 11.71 | 49,726 |
| ING MAP PLUS NP17 | 2,337.062 | 11.68 | 27,297 |
| ING MAP PLUS NP19 | 2,635.274 | 11.66 | 30,727 |
| ING MAP PLUS NP20 | 3,036.810 | 11.65 | 35,379 |
| ING MAP PLUS NP21 | 8,533.850 | 11.64 | 99,334 |
| ING MAP PLUS NP22 | 3,956.635 | 11.63 | 46,016 |
| ING MAP PLUS NP24 | 2,689.755 | 11.61 | 31,228 |
| ING MAP PLUS NP27 | 9,882.432 | 11.57 | 114,340 |
| ING MAP PLUS NP28 | 443.894 | 11.56 | 5,131 |
| | 46,131.437 | | $      537,289 |
| | | | |
| **Baron Asset Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 1,708.501 | $  13.60 | $      23,236 |
| ING MAP PLUS NP13 | 842.555 | 13.56 | 11,425 |
| ING MAP PLUS NP14 | 7,003.968 | 13.55 | 94,904 |
| ING MAP PLUS NP16 | 8.002 | 13.53 | 108 |
| ING MAP PLUS NP17 | 6,188.258 | 13.51 | 83,603 |
| ING MAP PLUS NP21 | 10,054.080 | 13.46 | 135,328 |
| ING MAP PLUS NP23 | 1,738.129 | 13.44 | 23,360 |
| ING MAP PLUS NP26 | 21.631 | 13.40 | 290 |
| ING MAP PLUS NP27 | 880.981 | 13.38 | 11,788 |
| ING MAP PLUS NP28 | 13.786 | 13.37 | 184 |
| ING MAP PLUS NP6 | 1,376.103 | 13.66 | 18,798 |
| | 29,835.994 | | $      403,024 |
| | | | |
| **Baron Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 31,335.944 | $  12.68 | $      397,340 |
| ING MAP PLUS NP14 | 7,342.012 | 12.66 | 92,950 |
| ING MAP PLUS NP15 | 8,645.474 | 12.65 | 109,365 |
| ING MAP PLUS NP19 | 2,180.036 | 12.60 | 27,468 |
| ING MAP PLUS NP20 | 3,495.843 | 12.59 | 44,013 |
| ING MAP PLUS NP21 | 16,111.362 | 12.58 | 202,681 |
| ING MAP PLUS NP22 | 1,335.294 | 12.57 | 16,785 |
| ING MAP PLUS NP23 | 2,103.217 | 12.56 | 26,416 |
| ING MAP PLUS NP24 | 3,098.076 | 12.54 | 38,850 |
| ING MAP PLUS NP27 | 75.078 | 12.51 | 939 |
| ING MAP PLUS NP29 | 3,777.643 | 12.49 | 47,183 |
| ING MAP PLUS NP7 | 2,354.127 | 12.75 | 30,015 |
| | 81,854.106 | | $   1,034,005 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 360.071 | $ 22.97 | $ 8,271 |
| Qualified VI | 892,215.157 | 22.77 | 20,315,739 |
| Qualified VIII | 5,217.003 | 20.67 | 107,835 |
| Qualified X (1.15) | 1,312.866 | 11.76 | 15,439 |
| Qualified X (1.25) | 72,314.865 | 11.67 | 843,914 |
| Qualified XII (0.05) | 6,049.157 | 24.09 | 145,724 |
| Qualified XII (0.15) | 5,092.207 | 11.75 | 59,833 |
| Qualified XII (0.15) | 5,986.438 | 11.65 | 69,742 |
| Qualified XII (0.25) | 43,890.955 | 12.79 | 561,365 |
| Qualified XII (0.30) | 104,111.230 | 12.74 | 1,326,377 |
| Qualified XII (0.35) | 8,828.125 | 12.69 | 112,029 |
| Qualified XII (0.40) | 100,950.512 | 17.66 | 1,782,786 |
| Qualified XII (0.45) | 253.808 | 12.59 | 3,195 |
| Qualified XII (0.50) | 15,497.349 | 12.84 | 198,986 |
| Qualified XII (0.55) | 16,448.733 | 12.50 | 205,609 |
| Qualified XII (0.60) | 4,757.716 | 12.45 | 59,234 |
| Qualified XII (0.65) | 8,467.831 | 12.40 | 105,001 |
| Qualified XII (0.70) | 145,180.885 | 12.36 | 1,794,436 |
| Qualified XII (0.75) | 150,106.402 | 12.31 | 1,847,810 |
| Qualified XII (0.80) | 120,740.070 | 12.91 | 1,558,754 |
| Qualified XII (0.85) | 219,574.606 | 17.15 | 3,765,705 |
| Qualified XII (0.90) | 9,859.883 | 12.71 | 125,319 |
| Qualified XII (0.95) | 110,973.504 | 16.98 | 1,884,330 |
| Qualified XII (1.00) | 385,129.338 | 16.90 | 6,508,686 |
| Qualified XII (1.05) | 41,600.503 | 16.82 | 699,720 |
| Qualified XII (1.10) | 26,627.407 | 16.74 | 445,743 |
| Qualified XII (1.15) | 13,392.540 | 16.66 | 223,120 |
| Qualified XII (1.20) | 17,246.817 | 16.58 | 285,952 |
| Qualified XII (1.25) | 20,886.339 | 16.50 | 344,625 |
| Qualified XII (1.30) | 154.835 | 16.42 | 2,542 |
| Qualified XII (1.35) | 3,001.558 | 16.34 | 49,045 |
| Qualified XII (1.40) | 17,408.397 | 16.26 | 283,061 |
| Qualified XII (1.45) | 1,501.350 | 16.18 | 24,292 |
| Qualified XII (1.50) | 253.099 | 16.11 | 4,077 |
| Qualified XV | 2,963.107 | 23.39 | 69,307 |
| Qualified XVI | 32,867.298 | 22.27 | 731,955 |
| Qualified XVII | 683.798 | 22.77 | 15,570 |
| Qualified XVIII | 10,200.354 | 11.67 | 119,038 |
| Qualified XXI | 4,095.943 | 23.63 | 96,787 |
| Qualified XXV | 4,553.350 | 23.37 | 106,412 |
| Qualified XXVI | 379.589 | 23.19 | 8,803 |
| Qualified XXVII | 530,185.954 | 30.61 | 16,228,992 |
| Qualified XXVIII | 111,023.370 | 30.39 | 3,374,000 |
| Qualified XXXII | 1,374.344 | 11.39 | 15,654 |
| | 3,273,718.663 | | $ 66,534,814 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,701.435 | $ 13.91 | $ 79,307 |
| ING MAP PLUS NP11 | 15,395.640 | 13.90 | 213,999 |
| ING MAP PLUS NP14 | 16,314.767 | 13.86 | 226,123 |
| ING MAP PLUS NP15 | 22,317.741 | 13.84 | 308,878 |
| ING MAP PLUS NP17 | 3,308.685 | 13.82 | 45,726 |
| ING MAP PLUS NP19 | 3,549.505 | 13.79 | 48,948 |
| ING MAP PLUS NP21 | 7,328.845 | 13.76 | 100,845 |
| ING MAP PLUS NP24 | 504.666 | 13.73 | 6,929 |
| ING MAP PLUS NP28 | 3,148.964 | 13.67 | 43,046 |
| ING MAP PLUS NP29 | 137.273 | 13.66 | 1,875 |
| ING MAP PLUS NP30 | 2,996.635 | 13.65 | 40,904 |
| ING MAP PLUS NP32 | 893.098 | 13.62 | 12,164 |
| ING MAP PLUS NP6 | 5,678.697 | 13.96 | 79,275 |
| | 87,275.951 | | $ 1,208,019 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 2,060.464 | $ 13.65 | $ 28,125 |
| Qualified VI | 1,629,402.369 | 13.69 | 22,306,518 |
| Qualified XII (0.00) | 401.659 | 13.97 | 5,611 |
| Qualified XII (0.40) | 7,841.539 | 13.88 | 108,841 |
| Qualified XII (0.50) | 533.253 | 13.86 | 7,391 |
| Qualified XII (0.55) | 3,093.536 | 13.85 | 42,845 |
| Qualified XII (0.60) | 4,676.776 | 13.84 | 64,727 |
| Qualified XII (0.65) | 2,010.158 | 13.83 | 27,800 |
| Qualified XII (0.70) | 173,736.914 | 13.82 | 2,401,044 |
| Qualified XII (0.75) | 63,725.562 | 13.80 | 879,413 |
| Qualified XII (0.80) | 951,422.429 | 13.79 | 13,120,115 |
| Qualified XII (0.85) | 160,473.454 | 13.78 | 2,211,324 |
| Qualified XII (0.90) | 7,763.638 | 13.77 | 106,905 |
| Qualified XII (0.95) | 65,346.110 | 13.76 | 899,162 |
| Qualified XII (1.00) | 1,007,889.192 | 13.75 | 13,858,476 |
| Qualified XII (1.05) | 37,430.476 | 13.73 | 513,920 |
| Qualified XII (1.10) | 17,827.074 | 13.72 | 244,587 |
| Qualified XII (1.15) | 15,322.007 | 13.71 | 210,065 |
| Qualified XII (1.20) | 4,356.932 | 13.70 | 59,690 |
| Qualified XII (1.25) | 151.394 | 14.26 | 2,159 |
| Qualified XII (1.25) | 24,161.722 | 13.69 | 330,774 |
| Qualified XII (1.30) | 439.355 | 13.68 | 6,010 |
| Qualified XII (1.35) | 2,921.762 | 13.67 | 39,940 |
| Qualified XII (1.40) | 7,222.747 | 13.65 | 98,591 |
| Qualified XII (1.45) | 858.691 | 13.64 | 11,713 |
| Qualified XII (1.50) | 453.907 | 13.63 | 6,187 |
| Qualified XV | 197.136 | 13.76 | 2,713 |
| Qualified XVI | 14,086.511 | 13.63 | 191,999 |
| Qualified XVII | 5,456.433 | 13.75 | 75,026 |
| Qualified XXI | 3,283.872 | 13.79 | 45,285 |
| Qualified XXV | 3,912.360 | 13.82 | 54,069 |
| Qualified XXVI | 6,000.540 | 13.80 | 82,807 |
| Qualified XXVII | 298,219.027 | 12.09 | 3,605,468 |
| | 4,522,678.999 | | $ 61,649,300 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Special Values Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 3,603.375 | $ 12.77 | $ 46,015 |
| ING MAP PLUS NP14 | 2,658.858 | 12.73 | 33,847 |
| ING MAP PLUS NP17 | 4,375.467 | 12.69 | 55,525 |
| ING MAP PLUS NP21 | 5,208.653 | 12.65 | 65,889 |
| ING MAP PLUS NP26 | 1,124.337 | 12.59 | 14,155 |
| ING MAP PLUS NP27 | 55.769 | 12.57 | 701 |
| ING MAP PLUS NP7 | 393.148 | 12.82 | 5,040 |
| Qualified V | 374.964 | 19.67 | 7,376 |
| Qualified VI | 864,643.280 | 19.84 | 17,154,523 |
| Qualified XII (0.55) | 1,163.780 | 20.60 | 23,974 |
| Qualified XII (0.60) | 4,724.473 | 20.55 | 97,088 |
| Qualified XII (0.65) | 889.595 | 20.49 | 18,228 |
| Qualified XII (0.70) | 39,317.150 | 20.44 | 803,643 |
| Qualified XII (0.75) | 14,439.216 | 20.38 | 294,271 |
| Qualified XII (0.80) | 45,988.247 | 20.33 | 934,941 |
| Qualified XII (0.85) | 50,591.480 | 20.27 | 1,025,489 |
| Qualified XII (0.90) | 4,836.575 | 20.22 | 97,796 |
| Qualified XII (0.95) | 72,796.730 | 20.16 | 1,467,582 |
| Qualified XII (1.00) | 527,542.312 | 20.11 | 10,608,876 |
| Qualified XII (1.05) | 31,828.190 | 20.06 | 638,473 |
| Qualified XII (1.10) | 10,451.726 | 20.00 | 209,035 |
| Qualified XII (1.15) | 7,980.402 | 19.95 | 159,209 |
| Qualified XII (1.20) | 11,287.306 | 19.89 | 224,505 |
| Qualified XII (1.25) | 19,924.094 | 19.84 | 395,294 |
| Qualified XII (1.30) | 22.062 | 19.79 | 437 |
| Qualified XII (1.35) | 432.190 | 19.73 | 8,527 |
| Qualified XII (1.40) | 6,051.763 | 19.68 | 119,099 |
| Qualified XII (1.45) | 1,314.972 | 19.63 | 25,813 |
| Qualified XII (1.50) | 25.738 | 19.58 | 504 |
| Qualified XVI | 13,424.471 | 19.58 | 262,851 |
| Qualified XVII | 1,866.916 | 19.84 | 37,040 |
| Qualified XXVII | 2,031,496.618 | 19.92 | 40,467,413 |
| | 3,780,833.857 | | $ 75,303,159 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® Advisor Mid Cap Fund - Class T** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 15,202.497 | $ 12.29 | $ 186,839 |
| ING MAP PLUS NP11 | 7,461.851 | 12.28 | 91,632 |
| ING MAP PLUS NP13 | 4,297.465 | 12.25 | 52,644 |
| ING MAP PLUS NP15 | 7,456.944 | 12.23 | 91,198 |
| ING MAP PLUS NP19 | 3,440.322 | 12.18 | 41,903 |
| ING MAP PLUS NP22 | 2,222.740 | 12.15 | 27,006 |
| ING MAP PLUS NP24 | 2,519.775 | 12.13 | 30,565 |
| ING MAP PLUS NP27 | 60.728 | 12.09 | 734 |
| ING MAP PLUS NP29 | 2,510.839 | 12.07 | 30,306 |
| ING MAP PLUS NP30 | 2,546.667 | 12.06 | 30,713 |
| ING MAP PLUS NP7 | 605.055 | 12.32 | 7,454 |
| | 48,324.883 | | $ 590,994 |
| | | | |
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 903,476.751 | $ 18.77 | $ 16,958,259 |
| Qualified XXVIII | 90,610.643 | 18.64 | 1,688,982 |
| | 994,087.394 | | $ 18,647,241 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 5,787,647 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 30,701.791 | $ 13.24 | 406,492 |
| ING MAP PLUS NP11 | 11,040.388 | 13.22 | 145,954 |
| ING MAP PLUS NP12 | 6,802.326 | 13.21 | 89,859 |
| ING MAP PLUS NP13 | 3,851.700 | 13.20 | 50,842 |
| ING MAP PLUS NP14 | 28,395.809 | 13.18 | 374,257 |
| ING MAP PLUS NP15 | 3,773.118 | 13.17 | 49,692 |
| ING MAP PLUS NP16 | 2,698.185 | 13.16 | 35,508 |
| ING MAP PLUS NP17 | 9,992.730 | 13.15 | 131,404 |
| ING MAP PLUS NP19 | 7,726.758 | 13.12 | 101,375 |
| ING MAP PLUS NP20 | 6,925.159 | 13.11 | 90,789 |
| ING MAP PLUS NP21 | 23,772.568 | 13.10 | 311,421 |
| ING MAP PLUS NP22 | 15,281.161 | 13.08 | 199,878 |
| ING MAP PLUS NP23 | 4,332.455 | 13.07 | 56,625 |
| ING MAP PLUS NP24 | 6,991.528 | 13.06 | 91,309 |
| ING MAP PLUS NP26 | 3,337.423 | 13.04 | 43,520 |
| ING MAP PLUS NP27 | 17,713.132 | 13.02 | 230,625 |
| ING MAP PLUS NP28 | 7,409.052 | 13.01 | 96,392 |
| ING MAP PLUS NP29 | 4,654.313 | 13.00 | 60,506 |
| ING MAP PLUS NP30 | 16,686.849 | 12.99 | 216,762 |
| ING MAP PLUS NP32 | 3,175.933 | 12.96 | 41,160 |
| ING MAP PLUS NP6 | 12,166.152 | 13.29 | 161,688 |
| ING MAP PLUS NP7 | 2,779.157 | 13.27 | 36,879 |
| Qualified V | 1,210.501 | 28.47 | 34,463 |
| Qualified VI | 11,118,369.831 | 28.76 | 319,764,316 |
| Qualified VIII | 5,372.474 | 28.93 | 155,426 |
| Qualified X (1.15) | 219,400.769 | 32.65 | 7,163,435 |
| Qualified X (1.25) | 984,594.615 | 32.31 | 31,812,252 |
| Qualified XII (0.00) | 584,040.628 | 18.42 | 10,758,028 |
| Qualified XII (0.05) | 186,639.264 | 30.43 | 5,679,433 |
| Qualified XII (0.15) | 65,960.730 | 15.49 | 1,021,732 |
| Qualified XII (0.15) | 106,278.296 | 15.36 | 1,632,435 |
| Qualified XII (0.25) | 361,093.873 | 18.08 | 6,528,577 |
| Qualified XII (0.30) | 302,958.324 | 18.01 | 5,456,279 |
| Qualified XII (0.35) | 406,492.272 | 17.94 | 7,292,471 |
| Qualified XII (0.40) | 669,414.069 | 27.73 | 18,562,852 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.45) | 1,665.399 | $ 17.80 | $ 29,644 |
| Qualified XII (0.50) | 691,572.563 | 18.53 | 12,814,840 |
| Qualified XII (0.55) | 417,524.611 | 17.67 | 7,377,660 |
| Qualified XII (0.60) | 270,003.794 | 17.60 | 4,752,067 |
| Qualified XII (0.65) | 185,886.801 | 17.53 | 3,258,596 |
| Qualified XII (0.70) | 923,798.673 | 17.47 | 16,138,763 |
| Qualified XII (0.75) | 875,083.285 | 17.40 | 15,226,449 |
| Qualified XII (0.80) | 3,216,296.505 | 19.06 | 61,302,611 |
| Qualified XII (0.85) | 1,056,954.530 | 26.93 | 28,463,785 |
| Qualified XII (0.90) | 161,934.720 | 18.48 | 2,992,554 |
| Qualified XII (0.95) | 3,733,726.419 | 26.67 | 99,578,484 |
| Qualified XII (1.00) | 3,216,566.503 | 26.54 | 85,367,675 |
| Qualified XII (1.05) | 381,525.216 | 26.41 | 10,076,081 |
| Qualified XII (1.10) | 228,605.564 | 26.28 | 6,007,754 |
| Qualified XII (1.15) | 307,647.149 | 26.16 | 8,048,049 |
| Qualified XII (1.20) | 67,723.020 | 26.03 | 1,762,830 |
| Qualified XII (1.25) | 2,789.522 | 13.20 | 36,822 |
| Qualified XII (1.25) | 199,896.305 | 25.91 | 5,179,313 |
| Qualified XII (1.30) | 9,166.800 | 25.78 | 236,320 |
| Qualified XII (1.35) | 7,591.415 | 25.66 | 194,796 |
| Qualified XII (1.40) | 49,670.349 | 25.53 | 1,268,084 |
| Qualified XII (1.45) | 9,597.125 | 25.41 | 243,863 |
| Qualified XII (1.50) | 13,836.450 | 25.29 | 349,924 |
| Qualified XV | 47,547.628 | 29.55 | 1,405,032 |
| Qualified XVI | 253,306.695 | 28.13 | 7,125,517 |
| Qualified XVII | 26,464.411 | 28.76 | 761,116 |
| Qualified XVIII | 36,157.374 | 32.31 | 1,168,245 |
| Qualified XXI | 116,046.596 | 29.84 | 3,462,830 |
| Qualified XXV | 55,708.924 | 29.52 | 1,644,527 |
| Qualified XXVI | 25,278.749 | 29.29 | 740,415 |
| Qualified XXVII | 4,554,960.191 | 32.97 | 150,177,038 |
| Qualified XXVIII | 1,375,810.497 | 32.73 | 45,030,278 |
| Qualified XXXII | 46,284.145 | 13.63 | 630,853 |
| Qualified XXXIII (0.65) | 36,587.384 | 15.30 | 559,787 |
| | 37,845,248.645 | | $ 1,008,084,885 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 2,950,661 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 961.176 | $ 11.43 | 10,986 |
| ING MAP PLUS NP14 | 10,183.257 | 11.42 | 116,293 |
| ING MAP PLUS NP21 | 6,529.512 | 11.34 | 74,045 |
| ING MAP PLUS NP23 | 484.069 | 11.32 | 5,480 |
| ING MAP PLUS NP26 | 528.366 | 11.29 | 5,965 |
| ING MAP PLUS NP30 | 32.612 | 11.25 | 367 |
| ING MAP PLUS NP32 | 5.936 | 11.23 | 67 |
| Qualified V | 1,912.992 | 21.96 | 42,009 |
| Qualified VI | 5,740,714.117 | 22.40 | 128,591,996 |
| Qualified VIII | 6,294.147 | 22.31 | 140,422 |
| Qualified X (1.15) | 270,096.497 | 28.36 | 7,659,937 |
| Qualified X (1.25) | 721,289.092 | 28.03 | 20,217,733 |
| Qualified XII (0.05) | 99,936.803 | 23.71 | 2,369,502 |
| Qualified XII (0.15) | 46,482.213 | 12.46 | 579,168 |
| Qualified XII (0.15) | 78,722.829 | 12.36 | 973,014 |
| Qualified XII (0.25) | 202,845.480 | 13.73 | 2,785,068 |
| Qualified XII (0.30) | 234,103.784 | 13.68 | 3,202,540 |
| Qualified XII (0.35) | 268,188.646 | 13.63 | 3,655,411 |
| Qualified XII (0.40) | 525,706.880 | 20.69 | 10,876,875 |
| Qualified XII (0.45) | 215.679 | 13.53 | 2,918 |
| Qualified XII (0.50) | 783,936.874 | 14.01 | 10,982,956 |
| Qualified XII (0.55) | 215,261.996 | 13.42 | 2,888,816 |
| Qualified XII (0.60) | 149,572.135 | 13.37 | 1,999,779 |
| Qualified XII (0.65) | 76,287.434 | 13.32 | 1,016,149 |
| Qualified XII (0.70) | 472,994.628 | 13.27 | 6,276,639 |
| Qualified XII (0.75) | 459,602.395 | 13.22 | 6,075,944 |
| Qualified XII (0.80) | 1,542,810.892 | 14.37 | 22,170,193 |
| Qualified XII (0.85) | 749,147.695 | 20.08 | 15,042,886 |
| Qualified XII (0.90) | 62,912.591 | 14.03 | 882,664 |
| Qualified XII (0.95) | 697,110.194 | 19.89 | 13,865,522 |
| Qualified XII (1.00) | 1,483,669.651 | 19.79 | 29,361,822 |
| Qualified XII (1.05) | 239,650.072 | 19.70 | 4,721,106 |
| Qualified XII (1.10) | 147,293.045 | 19.60 | 2,886,944 |
| Qualified XII (1.15) | 97,135.691 | 19.51 | 1,895,117 |
| Qualified XII (1.20) | 47,940.817 | 19.42 | 931,011 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.25) | 233.949 | $ 11.81 | $ 2,763 |
| Qualified XII (1.25) | 131,012.754 | 19.32 | 2,531,166 |
| Qualified XII (1.30) | 7,450.723 | 19.23 | 143,277 |
| Qualified XII (1.35) | 7,389.829 | 19.14 | 141,441 |
| Qualified XII (1.40) | 43,295.272 | 19.05 | 824,775 |
| Qualified XII (1.45) | 8,278.293 | 18.95 | 156,874 |
| Qualified XII (1.50) | 6,966.249 | 18.86 | 131,383 |
| Qualified XV | 34,562.349 | 23.02 | 795,625 |
| Qualified XVI | 179,189.385 | 21.92 | 3,927,831 |
| Qualified XVII | 12,633.030 | 22.40 | 282,980 |
| Qualified XVIII | 25,506.183 | 28.03 | 714,938 |
| Qualified XXI | 45,682.446 | 23.25 | 1,062,117 |
| Qualified XXV | 25,941.610 | 23.00 | 596,657 |
| Qualified XXVI | 25,536.163 | 22.81 | 582,480 |
| Qualified XXVII | 2,306,989.065 | 23.77 | 54,837,130 |
| Qualified XXVIII | 1,222,144.563 | 23.60 | 28,842,612 |
| Qualified XXXII | 31,837.521 | 12.09 | 384,916 |
| | 19,555,209.581 | | $ 401,216,970 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 55,573 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 44.562 | $ 10.19 | 454 |
| ING MAP PLUS NP29 | 4,144.779 | 10.17 | 42,152 |
| Qualified V | 1,118.558 | 17.88 | 20,000 |
| Qualified VI | 7,907,412.358 | 17.96 | 142,017,126 |
| Qualified VIII | 9,788.980 | 18.16 | 177,768 |
| Qualified X (1.15) | 298,854.965 | 25.27 | 7,552,065 |
| Qualified X (1.25) | 756,574.918 | 24.98 | 18,899,241 |
| Qualified XII (0.05) | 26,333.422 | 19.00 | 500,335 |
| Qualified XII (0.15) | 87,337.221 | 10.11 | 882,979 |
| Qualified XII (0.15) | 89,225.444 | 10.02 | 894,039 |
| Qualified XII (0.25) | 189,017.768 | 12.25 | 2,315,468 |
| Qualified XII (0.30) | 193,544.898 | 12.21 | 2,363,183 |
| Qualified XII (0.35) | 508,322.005 | 12.16 | 6,181,196 |
| Qualified XII (0.45) | 487.133 | 12.07 | 5,880 |
| Qualified XII (0.50) | 501,786.214 | 12.63 | 6,337,560 |
| Qualified XII (0.55) | 318,529.194 | 11.98 | 3,815,980 |
| Qualified XII (0.60) | 240,015.247 | 11.93 | 2,863,382 |
| Qualified XII (0.65) | 170,019.457 | 11.89 | 2,021,531 |
| Qualified XII (0.70) | 620,174.424 | 11.84 | 7,342,865 |
| Qualified XII (0.75) | 961,412.266 | 11.80 | 11,344,665 |
| Qualified XII (0.80) | 1,159,131.981 | 12.87 | 14,918,029 |
| Qualified XII (0.85) | 1,260,755.911 | 16.93 | 21,344,598 |
| Qualified XII (0.90) | 89,121.650 | 12.47 | 1,111,347 |
| Qualified XII (0.95) | 831,960.475 | 16.77 | 13,951,977 |
| Qualified XII (1.00) | 2,208,212.279 | 16.68 | 36,832,981 |
| Qualified XII (1.05) | 358,146.799 | 16.60 | 5,945,237 |
| Qualified XII (1.10) | 220,215.074 | 16.52 | 3,637,953 |
| Qualified XII (1.15) | 90,463.398 | 16.45 | 1,488,123 |
| Qualified XII (1.20) | 86,202.103 | 16.37 | 1,411,128 |
| Qualified XII (1.25) | 676.953 | 11.17 | 7,562 |
| Qualified XII (1.25) | 115,218.494 | 16.29 | 1,876,909 |
| Qualified XII (1.30) | 14,732.532 | 16.21 | 238,814 |
| Qualified XII (1.35) | 16,794.811 | 16.13 | 270,900 |
| Qualified XII (1.40) | 39,798.964 | 16.05 | 638,773 |
| Qualified XII (1.45) | 4,549.139 | 15.98 | 72,695 |
| Qualified XII (1.50) | 9,969.891 | 15.90 | 158,521 |
| Qualified XV | 33,625.207 | 18.45 | 620,385 |
| Qualified XVI | 217,068.664 | 17.57 | 3,813,896 |
| Qualified XVII | 8,863.191 | 17.96 | 159,183 |
| Qualified XVIII | 37,065.122 | 24.98 | 925,887 |
| Qualified XXI | 95,309.953 | 18.64 | 1,776,578 |
| Qualified XXV | 56,318.549 | 18.43 | 1,037,951 |
| Qualified XXVI | 42,063.055 | 18.29 | 769,333 |
| Qualified XXXII | 43,859.471 | 11.02 | 483,331 |
| Qualified XXXIII (0.65) | 6,815.039 | 9.98 | 68,014 |
| | 19,931,082.518 | | $ 329,193,547 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 86,470 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 484,033.564 | $ 9.19 | 4,448,268 |
| Qualified XXVIII | 163,066.884 | 9.12 | 1,487,170 |
| | 647,100.448 | | $ 6,021,908 |
| | | | |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 4,282,810.493 | $ 24.42 | $ 104,586,232 |
| Qualified XXVIII | 496,171.136 | 24.25 | 12,032,150 |
| | 4,778,981.629 | | $ 116,618,382 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 386.309 | $ 17.31 | $ 6,687 |
| Qualified VI | 1,136,642.932 | 17.60 | 20,004,916 |
| Qualified VIII | 794.973 | 17.59 | 13,984 |
| Qualified X (1.15) | 65,956.197 | 18.35 | 1,210,296 |
| Qualified X (1.25) | 112,162.208 | 18.13 | 2,033,501 |
| Qualified XII (0.05) | 17,089.447 | 18.63 | 318,376 |
| Qualified XII (0.15) | 4,523.579 | 14.64 | 66,225 |
| Qualified XII (0.15) | 9,319.483 | 14.52 | 135,319 |
| Qualified XII (0.25) | 41,668.770 | 13.07 | 544,611 |
| Qualified XII (0.30) | 51,279.886 | 13.02 | 667,664 |
| Qualified XII (0.35) | 28,265.972 | 12.97 | 366,610 |
| Qualified XII (0.45) | 44.249 | 12.87 | 569 |
| Qualified XII (0.50) | 89,332.738 | 13.83 | 1,235,472 |
| Qualified XII (0.55) | 30,482.884 | 12.77 | 389,266 |
| Qualified XII (0.60) | 23,641.160 | 12.72 | 300,716 |
| Qualified XII (0.65) | 22,665.414 | 12.68 | 287,397 |
| Qualified XII (0.70) | 58,636.747 | 12.63 | 740,582 |
| Qualified XII (0.75) | 40,421.396 | 12.58 | 508,501 |
| Qualified XII (0.80) | 208,992.949 | 14.00 | 2,925,901 |
| Qualified XII (0.85) | 104,662.484 | 17.48 | 1,829,500 |
| Qualified XII (0.90) | 9,833.172 | 13.92 | 136,878 |
| Qualified XII (0.95) | 121,639.150 | 17.32 | 2,106,790 |
| Qualified XII (1.00) | 159,581.238 | 17.23 | 2,749,585 |
| Qualified XII (1.05) | 25,154.198 | 17.15 | 431,394 |
| Qualified XII (1.10) | 29,078.453 | 17.07 | 496,369 |
| Qualified XII (1.15) | 17,244.613 | 16.99 | 292,986 |
| Qualified XII (1.20) | 9,271.605 | 16.90 | 156,690 |
| Qualified XII (1.25) | 17,719.842 | 16.82 | 298,048 |
| Qualified XII (1.30) | 6,771.253 | 16.74 | 113,351 |
| Qualified XII (1.35) | 3,682.431 | 16.66 | 61,349 |
| Qualified XII (1.40) | 5,314.235 | 16.58 | 88,110 |
| Qualified XII (1.45) | 1,874.930 | 16.50 | 30,936 |
| Qualified XII (1.50) | 554.429 | 16.42 | 9,104 |
| Qualified XV | 7,709.334 | 18.09 | 139,462 |
| Qualified XVI | 34,281.295 | 17.22 | 590,324 |
| Qualified XVII | 2,817.370 | 17.60 | 49,586 |
| Qualified XVIII | 4,537.656 | 18.13 | 82,268 |
| Qualified XXI | 8,187.222 | 18.27 | 149,581 |
| Qualified XXV | 5,856.649 | 18.07 | 105,830 |
| Qualified XXVI | 3,004.821 | 17.93 | 53,876 |
| Qualified XXVII | 303,047.801 | 9.82 | 2,975,929 |
| Qualified XXXII | 3,975.992 | 13.89 | 55,227 |
| | 2,828,107.466 | | $ 44,759,766 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Mutual Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 14,770.877 | $ 13.27 | $ 196,010 |
| ING MAP PLUS NP13 | 601.014 | 13.26 | 7,969 |
| ING MAP PLUS NP14 | 11,173.425 | 13.25 | 148,048 |
| ING MAP PLUS NP17 | 43.737 | 13.21 | 578 |
| ING MAP PLUS NP20 | 2,484.670 | 13.17 | 32,723 |
| ING MAP PLUS NP21 | 11,619.748 | 13.16 | 152,916 |
| ING MAP PLUS NP22 | 886.240 | 13.15 | 11,654 |
| ING MAP PLUS NP26 | 7.588 | 13.10 | 99 |
| ING MAP PLUS NP27 | 8,961.828 | 13.09 | 117,310 |
| ING MAP PLUS NP32 | 6.880 | 13.02 | 90 |
| | 50,556.007 | | $ 667,397 |
| | | | |
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 1,606.258 | $ 11.98 | $ 19,243 |
| ING MAP PLUS NP14 | 84.191 | 11.97 | 1,008 |
| ING MAP PLUS NP17 | 229.977 | 11.93 | 2,744 |
| ING MAP PLUS NP21 | 17,246.764 | 11.89 | 205,064 |
| ING MAP PLUS NP24 | 646.835 | 11.85 | 7,665 |
| ING MAP PLUS NP26 | 58.379 | 11.83 | 691 |
| ING MAP PLUS NP28 | 6,833.923 | 11.81 | 80,709 |
| ING MAP PLUS NP29 | 38.198 | 11.80 | 451 |
| | 26,744.525 | | $ 317,575 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | | | $   886,936 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 14,855.809 | $   13.17 | 195,651 |
| ING MAP PLUS NP16 | 834.187 | 13.14 | 10,961 |
| ING MAP PLUS NP17 | 80.017 | 13.12 | 1,050 |
| ING MAP PLUS NP21 | 50.421 | 13.07 | 659 |
| ING MAP PLUS NP23 | 272.451 | 13.05 | 3,555 |
| ING MAP PLUS NP24 | 530.954 | 13.04 | 6,924 |
| ING MAP PLUS NP26 | 1,018.692 | 13.01 | 13,253 |
| ING MAP PLUS NP30 | 186.110 | 12.96 | 2,412 |
| Qualified V | 153.692 | 15.69 | 2,411 |
| Qualified VI | 1,456,157.641 | 15.80 | 23,007,291 |
| Qualified X (1.15) | 57,876.004 | 15.87 | 918,492 |
| Qualified X (1.25) | 195,468.606 | 15.80 | 3,088,404 |
| Qualified XII (0.15) | 3,511.257 | 16.51 | 57,971 |
| Qualified XII (0.35) | 4,212.007 | 16.45 | 69,288 |
| Qualified XII (0.50) | 18,025.360 | 16.34 | 294,534 |
| Qualified XII (0.55) | 39,002.544 | 16.30 | 635,741 |
| Qualified XII (0.60) | 55,654.461 | 16.26 | 904,942 |
| Qualified XII (0.65) | 54,946.259 | 16.23 | 891,778 |
| Qualified XII (0.70) | 90,577.209 | 16.19 | 1,466,445 |
| Qualified XII (0.75) | 24,593.237 | 16.16 | 397,427 |
| Qualified XII (0.80) | 115,359.308 | 16.12 | 1,859,592 |
| Qualified XII (0.85) | 316,485.134 | 16.08 | 5,089,081 |
| Qualified XII (0.90) | 11,193.607 | 16.05 | 179,657 |
| Qualified XII (0.95) | 152,126.585 | 16.01 | 2,435,547 |
| Qualified XII (1.00) | 678,627.841 | 15.98 | 10,844,473 |
| Qualified XII (1.05) | 42,783.811 | 15.94 | 681,974 |
| Qualified XII (1.10) | 29,405.438 | 15.91 | 467,841 |
| Qualified XII (1.15) | 15,286.093 | 15.87 | 242,590 |
| Qualified XII (1.20) | 8,090.984 | 15.83 | 128,080 |
| Qualified XII (1.25) | 120.960 | 13.30 | 1,609 |
| Qualified XII (1.25) | 38,988.548 | 15.80 | 616,019 |
| Qualified XII (1.30) | 5,018.194 | 15.76 | 79,087 |
| Qualified XII (1.35) | 4,817.504 | 15.73 | 75,779 |
| Qualified XII (1.40) | 6,764.050 | 15.69 | 106,128 |
| Qualified XII (1.45) | 680.492 | 15.66 | 10,657 |
| Qualified XII (1.50) | 683.316 | 15.62 | 10,673 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2 (continued)** | | | |
| Qualified XV | 3,704.994 | $ 16.01 | $ 59,317 |
| Qualified XVI | 37,840.545 | 15.62 | 591,069 |
| Qualified XVII | 9,188.064 | 15.80 | 145,171 |
| Qualified XVIII | 9,099.745 | 15.80 | 143,776 |
| Qualified XXI | 38,869.357 | 16.12 | 626,574 |
| Qualified XXV | 12,498.345 | 16.16 | 201,973 |
| Qualified XXVI | 23,976.144 | 16.05 | 384,817 |
| Qualified XXVII | 298,924.786 | 17.59 | 5,258,087 |
| Qualified XXVIII | 588,508.624 | 15.06 | 8,862,940 |
| Qualified XXXII | 4,500.673 | 13.59 | 61,164 |
| Qualified XXXIII (0.65) | 17,771.646 | 16.31 | 289,856 |
| | 4,489,321.706 | | $ 72,309,656 |
| | | | |
| **Hibernia Mid Cap Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.80) | 3,496.764 | $ 12.30 | $ 43,010 |
| Qualified XII (0.85) | 6,649.509 | 12.29 | 81,722 |
| | 10,146.273 | | $ 124,732 |
| | | | |
| **ING Financial Services Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,049.063 | $ 11.66 | $ 12,232 |
| ING MAP PLUS NP14 | 3,329.359 | 11.63 | 38,720 |
| | 4,378.422 | | $ 50,952 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 3,366.866 | $ 14.23 | $ 47,911 |
| ING MAP PLUS NP13 | 22,148.379 | 14.22 | 314,950 |
| ING MAP PLUS NP14 | 5,100.118 | 14.20 | 72,422 |
| ING MAP PLUS NP15 | 1,074.774 | 14.19 | 15,251 |
| ING MAP PLUS NP17 | 5,232.105 | 14.16 | 74,087 |
| ING MAP PLUS NP19 | 1,034.403 | 14.13 | 14,616 |
| ING MAP PLUS NP21 | 8,697.171 | 14.11 | 122,717 |
| ING MAP PLUS NP23 | 2,991.458 | 14.08 | 42,120 |
| ING MAP PLUS NP24 | 200.355 | 14.07 | 2,819 |
| ING MAP PLUS NP26 | 703.635 | 14.04 | 9,879 |
| ING MAP PLUS NP27 | 15,020.149 | 14.03 | 210,733 |
| ING MAP PLUS NP29 | 1,401.596 | 14.00 | 19,622 |
| ING MAP PLUS NP30 | 412.936 | 13.99 | 5,777 |
| ING MAP PLUS NP6 | 108.877 | 14.31 | 1,558 |
| | 67,492.822 | | $ 954,462 |
| | | | |
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 2,944.748 | $ 10.38 | $ 30,566 |
| ING MAP PLUS NP13 | 5,644.491 | 10.37 | 58,533 |
| ING MAP PLUS NP15 | 7,969.850 | 10.35 | 82,488 |
| ING MAP PLUS NP17 | 12,107.416 | 10.33 | 125,070 |
| ING MAP PLUS NP19 | 1,823.112 | 10.31 | 18,796 |
| ING MAP PLUS NP21 | 3,736.321 | 10.29 | 38,447 |
| ING MAP PLUS NP23 | 166.315 | 10.27 | 1,708 |
| ING MAP PLUS NP27 | 13,839.797 | 10.23 | 141,581 |
| ING MAP PLUS NP29 | 1,094.052 | 10.21 | 11,170 |
| ING MAP PLUS NP30 | 6,172.862 | 10.20 | 62,963 |
| ING MAP PLUS NP32 | 3,397.375 | 10.18 | 34,585 |
| ING MAP PLUS NP6 | 9,999.613 | 10.44 | 104,396 |
| ING MAP PLUS NP7 | 148.760 | 10.43 | 1,552 |
| Qualified XII (1.00) | 5.557 | 10.11 | 56 |
| | 69,050.269 | | $ 711,911 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Intermediate Bond Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP10 | 24,426.126 | $ | 10.52 | $ | 256,963 |
| ING MAP PLUS NP11 | 7,602.145 | | 10.51 | | 79,899 |
| ING MAP PLUS NP13 | 5,536.172 | | 10.49 | | 58,074 |
| ING MAP PLUS NP14 | 4,709.885 | | 10.48 | | 49,360 |
| ING MAP PLUS NP17 | 9,405.189 | | 10.45 | | 98,284 |
| ING MAP PLUS NP19 | 14,798.533 | | 10.43 | | 154,349 |
| ING MAP PLUS NP20 | 3,035.887 | | 10.42 | | 31,634 |
| ING MAP PLUS NP21 | 5,862.233 | | 10.41 | | 61,026 |
| ING MAP PLUS NP22 | 882.781 | | 10.40 | | 9,181 |
| ING MAP PLUS NP24 | 2,820.904 | | 10.38 | | 29,281 |
| ING MAP PLUS NP32 | 65.084 | | 10.31 | | 671 |
| | 79,144.939 | | | $ | 828,722 |
| | | | | | |
| **ING GET Fund - Series L** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXVII | 60,582.229 | $ | 10.39 | $ | 629,449 |
| | 60,582.229 | | | $ | 629,449 |
| | | | | | |
| **ING GET Fund - Series Q** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXVII | 302,605.976 | $ | 10.60 | $ | 3,207,623 |
| | 302,605.976 | | | $ | 3,207,623 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series S** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 563,900.743 | $ 10.65 | $ 6,005,543 |
| Qualified X (1.15) | 36,932.392 | 10.65 | 393,330 |
| Qualified X (1.25) | 92,807.962 | 10.65 | 988,405 |
| Qualified XII (0.15) | 5,817.469 | 11.01 | 64,050 |
| Qualified XII (0.15) | 7,788.608 | 11.13 | 86,687 |
| Qualified XII (0.25) | 20,715.962 | 11.13 | 230,569 |
| Qualified XII (0.50) | 55,959.655 | 11.03 | 617,235 |
| Qualified XII (0.75) | 119.980 | 10.93 | 1,311 |
| Qualified XII (0.80) | 5,128.640 | 10.91 | 55,953 |
| Qualified XII (0.85) | 80.388 | 10.89 | 875 |
| Qualified XII (0.95) | 11,512.008 | 10.85 | 124,905 |
| Qualified XII (1.00) | 22,361.054 | 10.83 | 242,170 |
| Qualified XII (1.05) | 84,356.574 | 10.81 | 911,895 |
| Qualified XII (1.10) | 17,895.762 | 10.79 | 193,095 |
| Qualified XII (1.20) | 7,137.515 | 10.76 | 76,800 |
| Qualified XII (1.25) | 203,482.358 | 10.74 | 2,185,401 |
| Qualified XII (1.35) | 6,762.821 | 10.70 | 72,362 |
| Qualified XII (1.40) | 18,983.182 | 10.68 | 202,740 |
| Qualified XII (1.55) | 615.391 | 10.62 | 6,535 |
| Qualified XII (1.65) | 127.597 | 10.58 | 1,350 |
| Qualified XVI | 6,693.049 | 10.55 | 70,612 |
| Qualified XVIII | 14,676.229 | 10.66 | 156,449 |
| Qualified XXI | 174.354 | 10.82 | 1,887 |
| Qualified XXV | 439.750 | 10.90 | 4,793 |
| Qualified XXVII | 172,990.876 | 10.74 | 1,857,922 |
| Qualified XXXII | 1,377.617 | 10.19 | 14,038 |
| | 1,358,837.936 | | $ 14,566,912 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 32,808.727 | $ 12.47 | $ 409,125 |
| Qualified XII (0.50) | 791.346 | 12.54 | 9,923 |
| Qualified XII (0.55) | 760.067 | 12.53 | 9,524 |
| Qualified XII (0.60) | 1,244.722 | 12.53 | 15,596 |
| Qualified XII (0.65) | 77.030 | 12.52 | 964 |
| Qualified XII (0.70) | 239.320 | 12.52 | 2,996 |
| Qualified XII (0.75) | 3.755 | 12.51 | 47 |
| Qualified XII (0.80) | 8,783.040 | 12.51 | 109,876 |
| Qualified XII (0.85) | 1,401.122 | 12.51 | 17,528 |
| Qualified XII (0.90) | 11.326 | 12.50 | 142 |
| Qualified XII (0.95) | 171.750 | 12.50 | 2,147 |
| Qualified XII (1.00) | 34,204.471 | 12.49 | 427,214 |
| Qualified XII (1.05) | 0.469 | 12.49 | 6 |
| Qualified XII (1.10) | 138.834 | 12.48 | 1,733 |
| Qualified XII (1.15) | 1,448.413 | 12.48 | 18,076 |
| Qualified XII (1.20) | 1.513 | 12.48 | 19 |
| Qualified XII (1.25) | 86.575 | 12.47 | 1,080 |
| Qualified XII (1.40) | 13.039 | 12.46 | 162 |
| Qualified XVI | 7.982 | 12.45 | 99 |
| Qualified XVII | 5,428.992 | 12.47 | 67,700 |
| Qualified XXVI | 189.870 | 12.50 | 2,373 |
| | 87,812.363 | | $ 1,096,330 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 65,568.091 | $ 11.21 | $ 735,018 |
| Qualified XII (0.15) | 248.469 | 11.29 | 2,805 |
| Qualified XII (0.50) | 110.426 | 11.26 | 1,243 |
| Qualified XII (0.55) | 187.242 | 11.26 | 2,108 |
| Qualified XII (0.60) | 807.238 | 11.26 | 9,090 |
| Qualified XII (0.65) | 140.821 | 11.25 | 1,584 |
| Qualified XII (0.70) | 3,413.876 | 11.25 | 38,406 |
| Qualified XII (0.75) | 7.191 | 11.24 | 81 |
| Qualified XII (0.80) | 15,817.834 | 11.24 | 177,792 |
| Qualified XII (0.85) | 1,175.520 | 11.24 | 13,213 |
| Qualified XII (0.90) | 784.598 | 11.23 | 8,811 |
| Qualified XII (0.95) | 4,286.284 | 11.23 | 48,135 |
| Qualified XII (1.00) | 29,858.296 | 11.22 | 335,010 |
| Qualified XII (1.05) | 2,145.829 | 11.22 | 24,076 |
| Qualified XII (1.10) | 21.048 | 11.22 | 236 |
| Qualified XII (1.15) | 173.633 | 11.21 | 1,946 |
| Qualified XII (1.20) | 0.698 | 11.21 | 8 |
| Qualified XII (1.25) | 1,446.831 | 11.21 | 16,219 |
| Qualified XII (1.40) | 206.201 | 11.19 | 2,307 |
| Qualified XV | 48.675 | 11.23 | 547 |
| Qualified XVI | 1,081.740 | 11.19 | 12,105 |
| Qualified XXI | 1,334.468 | 11.24 | 14,999 |
| Qualified XXVI | 3.604 | 11.23 | 40 |
| | 128,868.613 | | $ 1,445,779 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 198.388 | $ 11.87 | $ 2,355 |
| ING MAP PLUS NP15 | 975.344 | 11.86 | 11,568 |
| ING MAP PLUS NP17 | 81.048 | 11.85 | 960 |
| Qualified VI | 233,020.647 | 11.82 | 2,754,304 |
| Qualified XII (0.50) | 18,064.623 | 11.88 | 214,608 |
| Qualified XII (0.55) | 639.652 | 11.88 | 7,599 |
| Qualified XII (0.60) | 549.577 | 11.88 | 6,529 |
| Qualified XII (0.65) | 267.355 | 11.87 | 3,174 |
| Qualified XII (0.70) | 1,199.233 | 11.87 | 14,235 |
| Qualified XII (0.75) | 2,711.492 | 11.86 | 32,158 |
| Qualified XII (0.80) | 26,415.623 | 11.86 | 313,289 |
| Qualified XII (0.85) | 9,192.178 | 11.86 | 109,019 |
| Qualified XII (0.90) | 642.762 | 11.85 | 7,617 |
| Qualified XII (0.95) | 9,185.621 | 11.85 | 108,850 |
| Qualified XII (1.00) | 65,895.742 | 11.84 | 780,206 |
| Qualified XII (1.05) | 1,598.858 | 11.84 | 18,930 |
| Qualified XII (1.10) | 562.202 | 11.84 | 6,656 |
| Qualified XII (1.15) | 2,894.902 | 11.83 | 34,247 |
| Qualified XII (1.20) | 595.544 | 11.83 | 7,045 |
| Qualified XII (1.25) | 3,997.999 | 11.82 | 47,256 |
| Qualified XV | 219.222 | 11.85 | 2,598 |
| Qualified XVI | 4,234.766 | 11.80 | 49,970 |
| Qualified XXI | 213.147 | 11.86 | 2,528 |
| Qualified XXV | 2,631.804 | 11.86 | 31,213 |
| Qualified XXVI | 3,713.816 | 11.85 | 44,009 |
| | 389,701.545 | | $ 4,610,923 |
| | | | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 821,240.578 | $ 11.39 | $ 9,353,930 |
| Qualified XXVIII | 574,931.636 | 11.39 | 6,548,471 |
| | 1,396,172.214 | | $ 15,902,401 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 293,009.310 | $ 13.40 | $ 3,926,325 |
| Qualified XII (0.15) | 2,045.283 | 13.50 | 27,611 |
| Qualified XII (0.50) | 4,930.357 | 13.47 | 66,412 |
| Qualified XII (0.55) | 1,241.045 | 13.47 | 16,717 |
| Qualified XII (0.60) | 5,709.272 | 13.46 | 76,847 |
| Qualified XII (0.65) | 35.299 | 13.46 | 475 |
| Qualified XII (0.70) | 5,768.022 | 13.45 | 77,580 |
| Qualified XII (0.75) | 5,359.949 | 13.45 | 72,091 |
| Qualified XII (0.80) | 44,087.182 | 13.45 | 592,973 |
| Qualified XII (0.85) | 15,290.512 | 13.44 | 205,504 |
| Qualified XII (0.90) | 829.064 | 13.44 | 11,143 |
| Qualified XII (0.95) | 6,921.244 | 13.43 | 92,952 |
| Qualified XII (1.00) | 63,577.721 | 13.43 | 853,849 |
| Qualified XII (1.05) | 5,900.393 | 13.42 | 79,183 |
| Qualified XII (1.10) | 2,567.871 | 13.42 | 34,461 |
| Qualified XII (1.15) | 2,732.976 | 13.41 | 36,649 |
| Qualified XII (1.20) | 578.427 | 13.41 | 7,757 |
| Qualified XII (1.25) | 4,853.278 | 13.40 | 65,034 |
| Qualified XII (1.35) | 592.293 | 13.40 | 7,937 |
| Qualified XII (1.40) | 2,382.379 | 13.39 | 31,900 |
| Qualified XII (1.45) | 90.352 | 13.39 | 1,210 |
| Qualified XV | 5,301.778 | 13.43 | 71,203 |
| Qualified XVI | 21,726.275 | 13.38 | 290,698 |
| Qualified XVII | 793.143 | 13.40 | 10,628 |
| Qualified XXI | 3,321.628 | 13.45 | 44,676 |
| Qualified XXV | 7,658.396 | 13.45 | 103,005 |
| Qualified XXVI | 5,084.450 | 13.44 | 68,335 |
| | 512,387.899 | | $ 6,873,155 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 18,756.322 | $ 11.29 | $ 211,759 |
| Qualified XII (0.15) | 629.947 | 11.38 | 7,169 |
| Qualified XII (0.50) | 0.524 | 11.35 | 6 |
| Qualified XII (0.70) | 42.401 | 11.34 | 481 |
| Qualified XII (0.75) | 5.801 | 11.33 | 66 |
| Qualified XII (0.85) | 32.982 | 11.33 | 374 |
| Qualified XII (0.90) | 2,290.788 | 11.32 | 25,932 |
| Qualified XII (0.95) | 196.746 | 11.32 | 2,227 |
| Qualified XII (1.00) | 2,084.030 | 11.31 | 23,570 |
| Qualified XII (1.05) | 197.897 | 11.31 | 2,238 |
| Qualified XII (1.15) | 458.459 | 11.30 | 5,181 |
| Qualified XII (1.25) | 68.551 | 11.29 | 774 |
| Qualified XII (1.40) | 20.108 | 11.28 | 227 |
| Qualified XXI | 70.414 | 11.33 | 798 |
| Qualified XXVI | 90.331 | 11.32 | 1,023 |
| | 24,945.301 | | $ 281,825 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 366,954.058 | $    13.31 | $    4,884,159 |
| Qualified X (1.15) | 7,239.601 | 13.84 | 100,196 |
| Qualified X (1.25) | 29,535.767 | 13.82 | 408,184 |
| Qualified XII (0.00) | 2,879.722 | 13.58 | 39,107 |
| Qualified XII (0.30) | 15.956 | 13.52 | 216 |
| Qualified XII (0.55) | 4,470.975 | 13.46 | 60,179 |
| Qualified XII (0.60) | 472.152 | 13.45 | 6,350 |
| Qualified XII (0.65) | 2,812.188 | 13.44 | 37,796 |
| Qualified XII (0.70) | 13,308.334 | 13.43 | 178,731 |
| Qualified XII (0.75) | 416.457 | 13.42 | 5,589 |
| Qualified XII (0.80) | 29,871.604 | 13.41 | 400,578 |
| Qualified XII (0.85) | 22,018.601 | 13.40 | 295,049 |
| Qualified XII (0.90) | 1,660.147 | 13.39 | 22,229 |
| Qualified XII (0.95) | 20,784.067 | 13.38 | 278,091 |
| Qualified XII (1.00) | 121,726.724 | 13.36 | 1,626,269 |
| Qualified XII (1.05) | 6,505.923 | 13.35 | 86,854 |
| Qualified XII (1.10) | 2,384.349 | 13.34 | 31,807 |
| Qualified XII (1.15) | 6,690.385 | 13.33 | 89,183 |
| Qualified XII (1.20) | 1,703.810 | 13.32 | 22,695 |
| Qualified XII (1.25) | 596.598 | 13.95 | 8,323 |
| Qualified XII (1.25) | 6,366.563 | 13.31 | 84,739 |
| Qualified XII (1.30) | 0.307 | 13.30 | 4 |
| Qualified XII (1.35) | 6.430 | 13.29 | 85 |
| Qualified XII (1.40) | 842.556 | 13.28 | 11,189 |
| Qualified XII (1.45) | 10.046 | 13.26 | 133 |
| Qualified XII (1.50) | 450.645 | 13.25 | 5,971 |
| Qualified XVI | 4,895.243 | 13.25 | 64,862 |
| Qualified XVII | 592.219 | 13.36 | 7,912 |
| Qualified XVIII | 1,718.862 | 13.86 | 23,823 |
| Qualified XXI | 457.113 | 13.41 | 6,130 |
| Qualified XXV | 80.480 | 13.44 | 1,082 |
| Qualified XXXII | 214.318 | 13.82 | 2,962 |
| | 657,682.200 | | $    8,790,477 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP23 | 35.248 | $ 11.49 | $ 405 |
| Qualified VI | 72,660.081 | 11.48 | 834,138 |
| Qualified XII (0.15) | 2,784.920 | 11.57 | 32,222 |
| Qualified XII (0.50) | 541.647 | 11.54 | 6,251 |
| Qualified XII (0.65) | 248.641 | 11.53 | 2,867 |
| Qualified XII (0.70) | 1,023.808 | 11.53 | 11,805 |
| Qualified XII (0.85) | 2,993.106 | 11.51 | 34,451 |
| Qualified XII (0.90) | 3,588.982 | 11.51 | 41,309 |
| Qualified XII (0.95) | 4,491.429 | 11.51 | 51,696 |
| Qualified XII (1.00) | 48,646.765 | 11.50 | 559,438 |
| Qualified XII (1.05) | 4,570.478 | 11.50 | 52,560 |
| Qualified XII (1.10) | 956.701 | 11.49 | 10,992 |
| Qualified XII (1.15) | 549.193 | 11.49 | 6,310 |
| Qualified XII (1.20) | 102.795 | 11.49 | 1,181 |
| Qualified XII (1.25) | 883.572 | 11.48 | 10,143 |
| Qualified XII (1.40) | 2,035.269 | 11.47 | 23,345 |
| Qualified XII (1.45) | 19.237 | 11.47 | 221 |
| Qualified XII (1.50) | 268.038 | 11.46 | 3,072 |
| Qualified XIII | 1,053.136 | 11.52 | 12,132 |
| Qualified XVI | 476.115 | 11.46 | 5,456 |
| | 147,929.161 | | $ 1,699,994 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 216.111 | $ 11.43 | $ 2,470 |
| ING MAP PLUS NP21 | 376.852 | 11.40 | 4,296 |
| Qualified VI | 64,048.010 | 11.39 | 729,507 |
| Qualified XII (0.15) | 774.092 | 11.47 | 8,879 |
| Qualified XII (0.50) | 5,771.796 | 11.44 | 66,029 |
| Qualified XII (0.60) | 331.879 | 11.44 | 3,797 |
| Qualified XII (0.70) | 678.204 | 11.43 | 7,752 |
| Qualified XII (0.75) | 1,102.374 | 11.42 | 12,589 |
| Qualified XII (0.80) | 10,731.430 | 11.42 | 122,553 |
| Qualified XII (0.85) | 1,853.609 | 11.42 | 21,168 |
| Qualified XII (0.90) | 4.730 | 11.41 | 54 |
| Qualified XII (0.95) | 3,536.852 | 11.41 | 40,355 |
| Qualified XII (1.00) | 8,045.133 | 11.40 | 91,715 |
| Qualified XII (1.05) | 1.700 | 11.40 | 19 |
| Qualified XII (1.10) | 41.392 | 11.40 | 472 |
| Qualified XII (1.15) | 2,490.793 | 11.39 | 28,370 |
| Qualified XII (1.20) | 46.304 | 11.39 | 527 |
| Qualified XII (1.25) | 780.013 | 11.39 | 8,884 |
| Qualified XII (1.40) | 2.083 | 11.37 | 24 |
| Qualified XII (1.45) | 20.200 | 11.37 | 230 |
| Qualified XV | 831.677 | 11.41 | 9,489 |
| Qualified XVI | 27.480 | 11.37 | 312 |
| | 101,712.714 | | $ 1,159,491 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 113.330 | $ 12.42 | $ 1,408 |
| Qualified VI | 29,594.425 | 12.43 | 367,859 |
| Qualified XII (0.70) | 1,837.471 | 12.48 | 22,932 |
| Qualified XII (0.75) | 16.077 | 12.47 | 200 |
| Qualified XII (0.80) | 40,087.343 | 12.47 | 499,889 |
| Qualified XII (0.85) | 5,781.982 | 12.46 | 72,044 |
| Qualified XII (0.90) | 238.862 | 12.46 | 2,976 |
| Qualified XII (0.95) | 651.163 | 12.46 | 8,113 |
| Qualified XII (1.00) | 20,562.039 | 12.45 | 255,997 |
| Qualified XII (1.05) | 206.938 | 12.45 | 2,576 |
| Qualified XII (1.10) | 359.711 | 12.44 | 4,475 |
| Qualified XII (1.15) | 1,213.887 | 12.44 | 15,101 |
| Qualified XII (1.25) | 828.455 | 12.43 | 10,298 |
| Qualified XII (1.40) | 15.849 | 12.42 | 197 |
| Qualified XV | 397.153 | 12.46 | 4,949 |
| Qualified XVI | 5,949.425 | 12.41 | 73,832 |
| Qualified XXI | 114.876 | 12.47 | 1,433 |
| Qualified XXV | 205.409 | 12.47 | 2,561 |
| Qualified XXVI | 75.942 | 12.46 | 946 |
| | 108,250.337 | | $ 1,347,786 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 14,377.976 | $ 11.09 | $ 159,452 |
| ING MAP PLUS NP14 | 25,825.444 | 11.08 | 286,146 |
| ING MAP PLUS NP17 | 120.841 | 11.05 | 1,335 |
| ING MAP PLUS NP23 | 316.344 | 10.98 | 3,473 |
| ING MAP PLUS NP26 | 7.403 | 10.95 | 81 |
| Qualified V | 230.310 | 12.54 | 2,888 |
| Qualified VI | 1,519,367.854 | 13.12 | 19,934,106 |
| Qualified X (1.15) | 3,244.540 | 11.18 | 36,274 |
| Qualified X (1.25) | 76,601.332 | 11.16 | 854,871 |
| Qualified XII (0.15) | 4.247 | 12.86 | 55 |
| Qualified XII (0.15) | 2,295.897 | 12.96 | 29,755 |
| Qualified XII (0.40) | 276.896 | 13.66 | 3,782 |
| Qualified XII (0.50) | 19,365.796 | 13.61 | 263,568 |
| Qualified XII (0.55) | 22,240.697 | 13.61 | 302,696 |
| Qualified XII (0.60) | 16,161.818 | 13.59 | 219,639 |
| Qualified XII (0.65) | 7,647.940 | 13.57 | 103,783 |
| Qualified XII (0.70) | 48,227.669 | 13.56 | 653,967 |
| Qualified XII (0.75) | 9,979.964 | 13.54 | 135,129 |
| Qualified XII (0.80) | 180,292.356 | 13.50 | 2,433,947 |
| Qualified XII (0.85) | 84,096.510 | 13.47 | 1,132,780 |
| Qualified XII (0.90) | 9,016.433 | 13.47 | 121,451 |
| Qualified XII (0.95) | 122,825.847 | 13.43 | 1,649,551 |
| Qualified XII (1.00) | 674,915.025 | 13.42 | 9,057,360 |
| Qualified XII (1.05) | 21,114.582 | 13.40 | 282,935 |
| Qualified XII (1.10) | 89,822.010 | 13.38 | 1,201,819 |
| Qualified XII (1.15) | 22,326.749 | 13.37 | 298,509 |
| Qualified XII (1.20) | 7,215.843 | 13.35 | 96,332 |
| Qualified XII (1.25) | 3,189.336 | 11.34 | 36,167 |
| Qualified XII (1.25) | 65,612.416 | 13.33 | 874,614 |
| Qualified XII (1.30) | 2,566.227 | 13.32 | 34,182 |
| Qualified XII (1.35) | 2,387.814 | 13.30 | 31,758 |
| Qualified XII (1.40) | 13,468.339 | 13.28 | 178,860 |
| Qualified XII (1.45) | 1,688.387 | 13.27 | 22,405 |
| Qualified XII (1.50) | 361.325 | 13.25 | 4,788 |
| Qualified XV | 613.292 | 12.69 | 7,783 |
| Qualified XVI | 26,688.190 | 13.03 | 347,747 |
| Qualified XVII | 8,976.365 | 12.59 | 113,012 |
| Qualified XXI | 5,112.999 | 12.74 | 65,140 |
| Qualified XXV | 534.769 | 12.76 | 6,824 |
| Qualified XXVI | 20,712.720 | 12.71 | 263,259 |
| Qualified XXXII | 2,595.299 | 11.16 | 28,964 |
| | 3,132,425.801 | | $ 41,281,187 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 50,344.989 | $ 11.41 | $ 574,436 |
| Qualified XII (0.50) | 301.669 | 11.47 | 3,460 |
| Qualified XII (0.60) | 735.158 | 11.46 | 8,425 |
| Qualified XII (0.70) | 10,300.352 | 11.45 | 117,939 |
| Qualified XII (0.75) | 71.452 | 11.45 | 818 |
| Qualified XII (0.80) | 2,231.316 | 11.44 | 25,526 |
| Qualified XII (0.85) | 5,491.403 | 11.44 | 62,822 |
| Qualified XII (0.90) | 8.822 | 11.44 | 101 |
| Qualified XII (0.95) | 9,213.654 | 11.43 | 105,312 |
| Qualified XII (1.00) | 14,971.206 | 11.43 | 171,121 |
| Qualified XII (1.10) | 1,223.947 | 11.42 | 13,977 |
| Qualified XII (1.15) | 129.892 | 11.42 | 1,483 |
| Qualified XII (1.25) | 413.895 | 11.41 | 4,723 |
| Qualified XII (1.45) | 28.696 | 11.39 | 327 |
| Qualified XV | 1,026.871 | 11.43 | 11,737 |
| Qualified XVI | 3,735.359 | 11.39 | 42,546 |
| Qualified XXI | 3,242.736 | 11.44 | 37,097 |
| Qualified XXV | 760.092 | 11.45 | 8,703 |
| | 104,231.509 | | $ 1,190,553 |
| | | | |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 7,595.527 | $ 10.98 | $ 83,399 |
| Qualified XII (0.70) | 25.601 | 11.02 | 282 |
| Qualified XII (0.85) | 914.048 | 11.01 | 10,064 |
| Qualified XII (0.90) | 6.457 | 11.00 | 71 |
| Qualified XII (0.95) | 454.875 | 11.00 | 5,004 |
| Qualified XII (1.00) | 2,543.136 | 11.00 | 27,975 |
| Qualified XII (1.05) | 849.896 | 10.99 | 9,340 |
| Qualified XII (1.10) | 21.608 | 10.99 | 237 |
| Qualified XII (1.20) | 0.112 | 10.98 | 1 |
| Qualified XII (1.25) | 157.215 | 10.98 | 1,726 |
| Qualified XII (1.40) | 950.704 | 10.97 | 10,429 |
| Qualified XII (1.45) | 8.780 | 10.96 | 96 |
| Qualified XVI | 3,947.161 | 10.96 | 43,261 |
| Qualified XXI | 1,966.635 | 11.01 | 21,653 |
| | 19,441.755 | | $ 213,538 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 82,108.315 | $ 10.48 | $ 860,495 |
| Qualified XII (0.15) | 1,026.726 | 10.56 | 10,842 |
| Qualified XII (0.50) | 995.415 | 10.54 | 10,492 |
| Qualified XII (0.60) | 2,469.876 | 10.53 | 26,008 |
| Qualified XII (0.70) | 5,419.473 | 10.52 | 57,013 |
| Qualified XII (0.75) | 6.759 | 10.52 | 71 |
| Qualified XII (0.80) | 13,174.090 | 10.51 | 138,460 |
| Qualified XII (0.85) | 2,448.638 | 10.51 | 25,735 |
| Qualified XII (0.90) | 757.737 | 10.51 | 7,964 |
| Qualified XII (0.95) | 2,243.485 | 10.50 | 23,557 |
| Qualified XII (1.00) | 17,239.013 | 10.50 | 181,010 |
| Qualified XII (1.05) | 622.967 | 10.50 | 6,541 |
| Qualified XII (1.10) | 145.745 | 10.49 | 1,529 |
| Qualified XII (1.15) | 2,233.446 | 10.49 | 23,429 |
| Qualified XII (1.20) | 185.566 | 10.49 | 1,947 |
| Qualified XII (1.25) | 266.057 | 10.48 | 2,788 |
| Qualified XII (1.40) | 524.234 | 10.47 | 5,489 |
| Qualified XV | 593.096 | 10.50 | 6,228 |
| Qualified XVI | 68.577 | 10.46 | 717 |
| Qualified XXI | 712.615 | 10.51 | 7,490 |
| Qualified XXV | 1,702.175 | 10.52 | 17,907 |
| Qualified XXVI | 174.117 | 10.51 | 1,830 |
| | 135,118.122 | | $ 1,417,542 |
| | | | |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 2,148,427.035 | $ 11.56 | $ 24,835,817 |
| Qualified XII (0.40) | 30.755 | 11.48 | 353 |
| Qualified XII (0.80) | 17,570.192 | 11.41 | 200,476 |
| | 2,166,027.982 | | $ 25,036,646 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 2,358.132 | $ 10.97 | $ 25,869 |
| ING MAP PLUS NP21 | 19,242.467 | 10.94 | 210,513 |
| Qualified VI | 1,031,528.954 | 10.93 | 11,274,611 |
| Qualified XII (0.15) | 1,579.874 | 11.01 | 17,394 |
| Qualified XII (0.50) | 11,276.941 | 10.99 | 123,934 |
| Qualified XII (0.60) | 6,162.565 | 10.98 | 67,665 |
| Qualified XII (0.65) | 13.079 | 10.98 | 144 |
| Qualified XII (0.70) | 10,860.345 | 10.97 | 119,138 |
| Qualified XII (0.75) | 7,319.387 | 10.97 | 80,294 |
| Qualified XII (0.80) | 79,877.991 | 10.97 | 876,262 |
| Qualified XII (0.85) | 30,644.631 | 10.96 | 335,865 |
| Qualified XII (0.90) | 1,515.251 | 10.96 | 16,607 |
| Qualified XII (0.95) | 52,629.894 | 10.95 | 576,297 |
| Qualified XII (1.00) | 402,362.261 | 10.95 | 4,405,867 |
| Qualified XII (1.05) | 8,282.317 | 10.95 | 90,691 |
| Qualified XII (1.10) | 10,344.132 | 10.94 | 113,165 |
| Qualified XII (1.15) | 5,220.952 | 10.94 | 57,117 |
| Qualified XII (1.20) | 451.557 | 10.94 | 4,940 |
| Qualified XII (1.25) | 3,399.363 | 10.93 | 37,155 |
| Qualified XII (1.25) | 26,001.978 | 10.93 | 284,202 |
| Qualified XII (1.35) | 6.839 | 10.93 | 75 |
| Qualified XII (1.40) | 2,265.458 | 10.92 | 24,739 |
| Qualified XII (1.45) | 36.847 | 10.92 | 402 |
| Qualified XII (1.50) | 844.118 | 10.91 | 9,209 |
| Qualified XV | 179.244 | 10.95 | 1,963 |
| Qualified XVI | 23,801.705 | 10.91 | 259,677 |
| Qualified XVII | 867.631 | 10.93 | 9,483 |
| Qualified XXI | 3,552.605 | 10.97 | 38,972 |
| Qualified XXV | 6,680.168 | 10.97 | 73,281 |
| Qualified XXVI | 2,607.797 | 10.96 | 28,581 |
| | 1,751,914.483 | | $ 19,164,112 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 1,867.204 | $ 11.60 | $ 21,660 |
| ING MAP PLUS NP11 | 2,592.869 | 11.59 | 30,051 |
| ING MAP PLUS NP13 | 99.849 | 11.57 | 1,155 |
| ING MAP PLUS NP15 | 9,726.758 | 11.55 | 112,344 |
| ING MAP PLUS NP20 | 26,832.240 | 11.50 | 308,571 |
| ING MAP PLUS NP21 | 820.493 | 11.48 | 9,419 |
| ING MAP PLUS NP22 | 43.491 | 11.47 | 499 |
| ING MAP PLUS NP28 | 11,173.750 | 11.41 | 127,492 |
| ING MAP PLUS NP29 | 111.156 | 11.40 | 1,267 |
| ING MAP PLUS NP30 | 836.788 | 11.39 | 9,531 |
| ING MAP PLUS NP6 | 3,135.342 | 11.65 | 36,527 |
| Qualified V | 431.136 | 14.12 | 6,088 |
| Qualified VI | 995,403.701 | 15.08 | 15,010,688 |
| Qualified VIII | 340.759 | 14.18 | 4,832 |
| Qualified X (1.15) | 1,483.487 | 11.65 | 17,283 |
| Qualified X (1.25) | 68,863.741 | 11.64 | 801,574 |
| Qualified XII (0.15) | 4.987 | 14.48 | 72 |
| Qualified XII (0.15) | 1,706.246 | 14.60 | 24,911 |
| Qualified XII (0.30) | 13.463 | 15.47 | 208 |
| Qualified XII (0.50) | 13,131.486 | 15.37 | 201,831 |
| Qualified XII (0.55) | 10,755.452 | 15.37 | 165,311 |
| Qualified XII (0.60) | 9,554.633 | 15.35 | 146,664 |
| Qualified XII (0.65) | 8,869.963 | 15.33 | 135,977 |
| Qualified XII (0.70) | 48,012.841 | 15.31 | 735,077 |
| Qualified XII (0.75) | 9,686.160 | 15.29 | 148,101 |
| Qualified XII (0.80) | 66,199.886 | 15.25 | 1,009,548 |
| Qualified XII (0.85) | 81,482.473 | 15.21 | 1,239,348 |
| Qualified XII (0.90) | 4,885.121 | 15.21 | 74,303 |
| Qualified XII (0.95) | 1,942,379.437 | 15.17 | 29,465,896 |
| Qualified XII (1.00) | 190,861.385 | 15.15 | 2,891,550 |
| Qualified XII (1.05) | 19,570.126 | 15.13 | 296,096 |
| Qualified XII (1.10) | 31,356.964 | 15.11 | 473,804 |
| Qualified XII (1.15) | 16,297.593 | 15.10 | 246,094 |
| Qualified XII (1.20) | 6,566.016 | 15.08 | 99,016 |
| Qualified XII (1.25) | 569.250 | 11.78 | 6,706 |
| Qualified XII (1.25) | 21,697.438 | 15.06 | 326,763 |
| Qualified XII (1.30) | 33.124 | 15.04 | 498 |
| Qualified XII (1.35) | 897.277 | 15.02 | 13,477 |
| Qualified XII (1.40) | 4,525.024 | 15.00 | 67,875 |
| Qualified XII (1.45) | 95.620 | 14.98 | 1,432 |
| Qualified XII (1.50) | 387.513 | 14.97 | 5,801 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XV | 2,792.670 | $ 14.29 | $ 39,907 |
| Qualified XVI | 15,678.371 | 14.98 | 234,862 |
| Qualified XVII | 7,278.510 | 14.18 | 103,209 |
| Qualified XVIII | 1,257.300 | 11.68 | 14,685 |
| Qualified XXI | 12,211.230 | 14.35 | 175,231 |
| Qualified XXV | 849.646 | 14.37 | 12,209 |
| Qualified XXVI | 3,510.150 | 14.31 | 50,230 |
| Qualified XXXII | 2,911.610 | 11.64 | 33,891 |
| | 3,659,791.729 | | $ 54,939,564 |
| | | | |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 327,404.149 | $ 11.04 | $ 3,614,542 |
| Qualified XII (0.15) | 812.826 | 11.12 | 9,039 |
| Qualified XII (0.50) | 1,679.995 | 11.10 | 18,648 |
| Qualified XII (0.60) | 1,607.291 | 11.09 | 17,825 |
| Qualified XII (0.65) | 215.478 | 11.09 | 2,390 |
| Qualified XII (0.70) | 6,843.989 | 11.08 | 75,831 |
| Qualified XII (0.75) | 4,811.659 | 11.08 | 53,313 |
| Qualified XII (0.80) | 167,606.724 | 11.08 | 1,857,083 |
| Qualified XII (0.85) | 11,182.970 | 11.07 | 123,795 |
| Qualified XII (0.90) | 392.892 | 11.07 | 4,349 |
| Qualified XII (0.95) | 12,179.559 | 11.07 | 134,828 |
| Qualified XII (1.00) | 192,986.697 | 11.06 | 2,134,433 |
| Qualified XII (1.05) | 1,332.387 | 11.06 | 14,736 |
| Qualified XII (1.10) | 4,569.888 | 11.05 | 50,497 |
| Qualified XII (1.15) | 2,792.323 | 11.05 | 30,855 |
| Qualified XII (1.20) | 162.229 | 11.05 | 1,793 |
| Qualified XII (1.25) | 4,274.407 | 11.04 | 47,189 |
| Qualified XII (1.35) | 695.626 | 11.04 | 7,680 |
| Qualified XII (1.40) | 393.531 | 11.03 | 4,341 |
| Qualified XV | 15.177 | 11.07 | 168 |
| Qualified XVI | 10,200.988 | 11.02 | 112,415 |
| Qualified XVII | 2,773.973 | 11.04 | 30,625 |
| Qualified XXI | 1,179.412 | 11.08 | 13,068 |
| Qualified XXV | 2,482.481 | 11.08 | 27,506 |
| Qualified XXVI | 71.712 | 11.07 | 794 |
| | 758,668.363 | | $ 8,387,743 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Fund - Class Q** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 194.746 | $ 12.56 | $ 2,446 |
| | 194.746 | | $ 2,446 |
| | | | |
| **ING International SmallCap Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 18,353.149 | $ 14.52 | $ 266,488 |
| ING MAP PLUS NP26 | 1,148.365 | 14.35 | 16,479 |
| | 19,501.514 | | $ 282,967 |
| | | | |
| **ING American Century Large Company Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 21,976 |
| Contracts in accumulation period: | | | |
| Qualified VI | 151,502.754 | $ 13.83 | 2,095,283 |
| Qualified X (1.15) | 17,991.691 | 11.06 | 198,988 |
| Qualified X (1.25) | 49,767.498 | 10.74 | 534,503 |
| Qualified XII (0.15) | 1,705.323 | 14.47 | 24,676 |
| Qualified XII (0.50) | 755.138 | 14.27 | 10,776 |
| Qualified XII (0.55) | 2,314.708 | 14.24 | 32,961 |
| Qualified XII (0.60) | 3,640.528 | 14.21 | 51,732 |
| Qualified XII (0.65) | 5,071.874 | 14.18 | 71,919 |
| Qualified XII (0.70) | 1,521.714 | 14.15 | 21,532 |
| Qualified XII (0.75) | 1,654.062 | 14.12 | 23,355 |
| Qualified XII (0.80) | 2,148.987 | 14.09 | 30,279 |
| Qualified XII (0.85) | 8,580.393 | 14.06 | 120,640 |
| Qualified XII (0.90) | 451.115 | 14.03 | 6,329 |
| Qualified XII (0.95) | 13,140.204 | 14.01 | 184,094 |
| Qualified XII (1.00) | 40,172.651 | 13.98 | 561,614 |
| Qualified XII (1.05) | 2,082.594 | 13.95 | 29,052 |
| Qualified XII (1.10) | 5,135.418 | 13.92 | 71,485 |
| Qualified XII (1.15) | 815.114 | 13.89 | 11,322 |
| Qualified XII (1.20) | 899.363 | 13.86 | 12,465 |
| Qualified XII (1.25) | 5,047.533 | 13.83 | 69,807 |
| Qualified XII (1.30) | 339.573 | 13.80 | 4,686 |
| Qualified XII (1.35) | 517.829 | 13.78 | 7,136 |
| Qualified XII (1.40) | 1,469.123 | 13.75 | 20,200 |
| Qualified XII (1.45) | 20.745 | 13.72 | 285 |
| Qualified XV | 1,360.141 | 14.01 | 19,056 |
| Qualified XVI | 5,280.822 | 13.69 | 72,294 |
| Qualified XVIII | 629.778 | 11.13 | 7,009 |
| Qualified XXI | 326.235 | 14.09 | 4,597 |
| Qualified XXV | 1,243.662 | 14.12 | 17,561 |
| Qualified XXVI | 4,091.721 | 14.03 | 57,407 |
| | 329,678.291 | | $ 4,395,019 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Select Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 309,667 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,175.824 | $ 10.14 | 11,923 |
| Qualified VI | 6,193,036.439 | 10.16 | 62,921,250 |
| Qualified VIII | 3,409.569 | 10.16 | 34,641 |
| Qualified X (1.15) | 82,568.714 | 10.17 | 839,724 |
| Qualified X (1.25) | 587,981.716 | 10.16 | 5,973,894 |
| Qualified XII (0.05) | 34,124.589 | 10.27 | 350,460 |
| Qualified XII (0.15) | 23,272.953 | 10.26 | 238,781 |
| Qualified XII (0.15) | 60,991.600 | 10.22 | 623,334 |
| Qualified XII (0.25) | 68,146.676 | 10.25 | 698,503 |
| Qualified XII (0.35) | 34,201.259 | 10.24 | 350,221 |
| Qualified XII (0.40) | 596,403.661 | 10.24 | 6,107,173 |
| Qualified XII (0.45) | 1,596.837 | 10.23 | 16,336 |
| Qualified XII (0.50) | 373,528.445 | 10.23 | 3,821,196 |
| Qualified XII (0.55) | 105,920.895 | 10.22 | 1,082,512 |
| Qualified XII (0.60) | 119,054.718 | 10.22 | 1,216,739 |
| Qualified XII (0.65) | 33,109.772 | 10.21 | 338,051 |
| Qualified XII (0.70) | 272,583.985 | 10.21 | 2,783,082 |
| Qualified XII (0.75) | 233,586.158 | 10.20 | 2,382,579 |
| Qualified XII (0.80) | 486,078.480 | 10.20 | 4,958,001 |
| Qualified XII (0.85) | 725,698.070 | 10.20 | 7,402,120 |
| Qualified XII (0.90) | 44,109.154 | 10.19 | 449,472 |
| Qualified XII (0.95) | 403,792.149 | 10.19 | 4,114,642 |
| Qualified XII (1.00) | 1,243,343.111 | 10.18 | 12,657,233 |
| Qualified XII (1.05) | 190,969.982 | 10.18 | 1,944,074 |
| Qualified XII (1.10) | 167,082.465 | 10.17 | 1,699,229 |
| Qualified XII (1.15) | 71,961.524 | 10.17 | 731,849 |
| Qualified XII (1.20) | 42,483.987 | 10.16 | 431,637 |
| Qualified XII (1.25) | 81,969.473 | 10.16 | 832,810 |
| Qualified XII (1.30) | 7,176.205 | 10.15 | 72,838 |
| Qualified XII (1.35) | 5,863.569 | 10.15 | 59,515 |
| Qualified XII (1.40) | 22,030.713 | 10.15 | 223,612 |
| Qualified XII (1.45) | 3,361.583 | 10.14 | 34,086 |
| Qualified XII (1.50) | 7,312.208 | 10.14 | 74,146 |
| Qualified XV | 34,400.362 | 10.19 | 350,540 |
| Qualified XVI | 169,734.419 | 10.14 | 1,721,107 |
| Qualified XVII | 10,905.072 | 10.16 | 110,796 |
| Qualified XVIII | 27,745.248 | 10.16 | 281,892 |
| Qualified XXI | 92,128.895 | 10.20 | 939,715 |
| Qualified XXII | 486.206 | 10.23 | 4,974 |
| Qualified XXV | 81,793.625 | 10.20 | 834,295 |
| Qualified XXVI | 36,488.492 | 10.19 | 371,818 |
| Qualified XXVII | 2,327,182.639 | 10.49 | 24,412,146 |
| Qualified XXVIII | 288,886.042 | 10.49 | 3,030,415 |
| Qualified XXXII | 28,630.620 | 10.16 | 290,887 |
| Qualified XXXIII (0.65) | 1,649.056 | 10.21 | 16,837 |
| | 15,427,957.159 | | $ 158,150,752 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Select Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,284.257 | $ 8.86 | $ 20,239 |
| Qualified XII (1.15) | 14.111 | 8.90 | 126 |
| Qualified XXXIII (0.40) | 9.028 | 9.21 | 83 |
| | 2,307.396 | | $ 20,448 |
| | | | |
| **ING American Century Small Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 352,218 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,347.375 | $ 12.60 | 67,377 |
| ING MAP PLUS NP26 | 12.594 | 12.41 | 156 |
| ING MAP PLUS NP28 | 5,454.982 | 12.39 | 67,587 |
| ING MAP PLUS NP29 | 17.900 | 12.37 | 221 |
| Qualified V | 107.798 | 13.72 | 1,479 |
| Qualified VI | 498,974.980 | 13.80 | 6,885,855 |
| Qualified X (1.15) | 26,684.396 | 13.86 | 369,846 |
| Qualified X (1.25) | 57,475.116 | 13.80 | 793,157 |
| Qualified XII (0.00) | 4,586.279 | 14.45 | 66,272 |
| Qualified XII (0.05) | 18,041.651 | 14.28 | 257,635 |
| Qualified XII (0.15) | 2,610.423 | 14.37 | 37,512 |
| Qualified XII (0.30) | 41,011.147 | 14.30 | 586,459 |
| Qualified XII (0.35) | 4,872.670 | 14.27 | 69,533 |
| Qualified XII (0.50) | 8,193.372 | 14.19 | 116,264 |
| Qualified XII (0.55) | 15,174.531 | 14.16 | 214,871 |
| Qualified XII (0.60) | 6,992.717 | 14.14 | 98,877 |
| Qualified XII (0.65) | 4,005.885 | 14.11 | 56,523 |
| Qualified XII (0.70) | 34,192.406 | 14.09 | 481,771 |
| Qualified XII (0.75) | 4,551.575 | 14.06 | 63,995 |
| Qualified XII (0.80) | 104,798.971 | 14.03 | 1,470,330 |
| Qualified XII (0.85) | 36,285.428 | 14.01 | 508,359 |
| Qualified XII (0.90) | 2,625.079 | 13.98 | 36,699 |
| Qualified XII (0.95) | 1,082,078.015 | 13.96 | 15,105,809 |
| Qualified XII (1.00) | 212,012.007 | 13.93 | 2,953,327 |
| Qualified XII (1.05) | 5,590.665 | 13.91 | 77,766 |
| Qualified XII (1.10) | 10,289.823 | 13.88 | 142,823 |
| Qualified XII (1.15) | 6,481.404 | 13.86 | 89,832 |
| Qualified XII (1.20) | 2,081.872 | 13.83 | 28,792 |
| Qualified XII (1.25) | 10,539.557 | 13.80 | 145,446 |
| Qualified XII (1.35) | 250.153 | 13.75 | 3,440 |
| Qualified XII (1.40) | 8,063.212 | 13.73 | 110,708 |
| Qualified XII (1.45) | 230.805 | 13.70 | 3,162 |
| Qualified XII (1.50) | 54.310 | 13.68 | 743 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XV | 492.505 | 13.96 | 6,875 |
| Qualified XVI | 10,175.857 | 13.68 | 139,206 |
| Qualified XVII | 5,293.959 | 13.80 | 73,057 |
| Qualified XVIII | 1,176.136 | 13.93 | 16,384 |
| Qualified XXI | 3,583.234 | 14.03 | 50,273 |
| Qualified XXV | 1,133.744 | 14.06 | 15,940 |
| Qualified XXVI | 1,529.721 | 13.98 | 21,386 |
| Qualified XXXII | 766.157 | 13.09 | 10,029 |
| | 2,243,840.411 | | $ 31,597,994 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 325,912 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 246.285 | $ 13.03 | 3,209 |
| ING MAP PLUS NP13 | 9,945.358 | 13.01 | 129,389 |
| ING MAP PLUS NP14 | 3,868.197 | 13.00 | 50,287 |
| ING MAP PLUS NP15 | 2,238.825 | 12.99 | 29,082 |
| ING MAP PLUS NP17 | 1,546.186 | 12.97 | 20,054 |
| ING MAP PLUS NP20 | 18,185.653 | 12.93 | 235,140 |
| ING MAP PLUS NP21 | 1,475.011 | 12.92 | 19,057 |
| ING MAP PLUS NP23 | 405.728 | 12.89 | 5,230 |
| ING MAP PLUS NP28 | 3,923.480 | 12.83 | 50,338 |
| ING MAP PLUS NP29 | 17.275 | 12.82 | 221 |
| ING MAP PLUS NP30 | 204.304 | 12.81 | 2,617 |
| ING MAP PLUS NP6 | 1,458.168 | 13.10 | 19,102 |
| Qualified VI | 1,654,972.337 | 15.34 | 25,387,276 |
| Qualified X (1.15) | 43,930.407 | 15.39 | 676,089 |
| Qualified X (1.25) | 174,248.162 | 15.34 | 2,672,967 |
| Qualified XII (0.05) | 34,219.497 | 15.87 | 543,063 |
| Qualified XII (0.15) | 4,209.416 | 15.97 | 67,224 |
| Qualified XII (0.30) | 56,406.869 | 15.88 | 895,741 |
| Qualified XII (0.35) | 3,937.368 | 15.85 | 62,407 |
| Qualified XII (0.50) | 20,564.188 | 15.77 | 324,297 |
| Qualified XII (0.55) | 5,762.262 | 15.74 | 90,698 |
| Qualified XII (0.60) | 27,529.186 | 15.71 | 432,484 |
| Qualified XII (0.65) | 24,588.266 | 15.68 | 385,544 |
| Qualified XII (0.70) | 42,155.847 | 15.65 | 659,739 |
| Qualified XII (0.75) | 18,117.889 | 15.62 | 283,001 |
| Qualified XII (0.80) | 422,770.179 | 15.59 | 6,590,987 |
| Qualified XII (0.85) | 133,424.839 | 15.57 | 2,077,425 |
| Qualified XII (0.90) | 8,894.710 | 15.54 | 138,224 |
| Qualified XII (0.95) | 1,132,613.644 | 15.51 | 17,566,838 |
| Qualified XII (1.00) | 492,194.910 | 15.48 | 7,619,177 |
| Qualified XII (1.05) | 35,620.903 | 15.45 | 550,343 |
| Qualified XII (1.10) | 8,983.621 | 15.42 | 138,527 |
| Qualified XII (1.15) | 20,705.914 | 15.39 | 318,664 |
| Qualified XII (1.20) | 9,471.976 | 15.37 | 145,584 |
| Qualified XII (1.25) | 411.378 | 12.88 | 5,299 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.25) | 33,006.068 | $ 15.34 | $ 506,313 |
| Qualified XII (1.30) | 3,169.627 | 15.31 | 48,527 |
| Qualified XII (1.35) | 5,624.135 | 15.28 | 85,937 |
| Qualified XII (1.40) | 5,416.760 | 15.25 | 82,606 |
| Qualified XII (1.45) | 420.239 | 15.23 | 6,400 |
| Qualified XII (1.50) | 4.046 | 15.20 | 62 |
| Qualified XV | 2,691.696 | 15.51 | 41,748 |
| Qualified XVI | 30,959.147 | 15.20 | 470,579 |
| Qualified XVII | 2,509.962 | 15.34 | 38,503 |
| Qualified XVIII | 2,630.913 | 15.48 | 40,727 |
| Qualified XXI | 23,357.266 | 15.59 | 364,140 |
| Qualified XXV | 8,033.250 | 15.62 | 125,479 |
| Qualified XXVI | 7,731.201 | 15.54 | 120,143 |
| Qualified XXVII | 490,493.331 | 17.55 | 8,608,158 |
| Qualified XXXII | 742.133 | 13.71 | 10,175 |
| Qualified XXXIII (0.40) | 6,332.993 | 15.87 | 100,505 |
| | 5,042,371.005 | | $ 79,171,238 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis Venture Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 50,741 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 25.009 | $ 10.73 | 268 |
| ING MAP PLUS NP26 | 158.361 | 10.64 | 1,685 |
| Qualified VI | 209,369.741 | 18.16 | 3,802,154 |
| Qualified X (1.15) | 12,420.342 | 11.74 | 145,815 |
| Qualified X (1.25) | 40,217.883 | 11.41 | 458,886 |
| Qualified XII (0.15) | 134.687 | 19.00 | 2,559 |
| Qualified XII (0.50) | 2,872.535 | 18.74 | 53,831 |
| Qualified XII (0.55) | 884.923 | 18.70 | 16,548 |
| Qualified XII (0.60) | 1,603.950 | 18.66 | 29,930 |
| Qualified XII (0.65) | 3,326.270 | 18.62 | 61,935 |
| Qualified XII (0.70) | 7,510.475 | 18.58 | 139,545 |
| Qualified XII (0.75) | 1,352.249 | 18.54 | 25,071 |
| Qualified XII (0.80) | 18,661.508 | 18.50 | 345,238 |
| Qualified XII (0.85) | 18,595.638 | 18.47 | 343,461 |
| Qualified XII (0.90) | 1,117.515 | 18.43 | 20,596 |
| Qualified XII (0.95) | 14,936.381 | 18.39 | 274,680 |
| Qualified XII (1.00) | 53,096.863 | 18.35 | 974,327 |
| Qualified XII (1.05) | 3,035.071 | 18.31 | 55,572 |
| Qualified XII (1.10) | 3,279.983 | 18.28 | 59,958 |
| Qualified XII (1.15) | 3,204.981 | 18.24 | 58,459 |
| Qualified XII (1.20) | 1,089.344 | 18.20 | 19,826 |
| Qualified XII (1.25) | 6,870.195 | 18.16 | 124,763 |
| Qualified XII (1.30) | 696.657 | 18.12 | 12,623 |
| Qualified XII (1.35) | 154.815 | 18.09 | 2,801 |
| Qualified XII (1.40) | 694.196 | 18.05 | 12,530 |
| Qualified XII (1.45) | 29.294 | 18.01 | 528 |
| Qualified XV | 397.883 | 18.39 | 7,317 |
| Qualified XVI | 3,565.168 | 17.98 | 64,102 |
| Qualified XVII | 2,347.373 | 18.16 | 42,628 |
| Qualified XVIII | 760.410 | 11.80 | 8,973 |
| Qualified XXI | 807.890 | 18.50 | 14,946 |
| Qualified XXV | 2,556.209 | 18.54 | 47,392 |
| Qualified XXVI | 2,724.843 | 18.43 | 50,219 |
| | 418,498.642 | | $ 7,329,907 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Fundamental Research Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 89,139.242 | $    8.85 | $    788,882 |
| Qualified X (1.15) | 2,328.734 | 11.51 | 26,804 |
| Qualified X (1.25) | 9,304.680 | 10.89 | 101,328 |
| Qualified XII (0.15) | 5.330 | 9.26 | 49 |
| Qualified XII (0.50) | 223.126 | 9.12 | 2,035 |
| Qualified XII (0.60) | 1,751.631 | 9.09 | 15,922 |
| Qualified XII (0.65) | 893.961 | 9.07 | 8,108 |
| Qualified XII (0.70) | 440.702 | 9.05 | 3,988 |
| Qualified XII (0.75) | 37.639 | 9.03 | 340 |
| Qualified XII (0.80) | 3,417.765 | 9.01 | 30,794 |
| Qualified XII (0.85) | 2,635.427 | 8.99 | 23,692 |
| Qualified XII (0.90) | 1,277.299 | 8.97 | 11,457 |
| Qualified XII (0.95) | 6,299.173 | 8.96 | 56,441 |
| Qualified XII (1.00) | 37,021.518 | 8.94 | 330,972 |
| Qualified XII (1.05) | 4,856.508 | 8.92 | 43,320 |
| Qualified XII (1.10) | 3,687.540 | 8.90 | 32,819 |
| Qualified XII (1.15) | 657.045 | 8.88 | 5,835 |
| Qualified XII (1.20) | 2,311.630 | 8.86 | 20,481 |
| Qualified XII (1.25) | 2,181.208 | 8.85 | 19,304 |
| Qualified XII (1.30) | 465.720 | 8.83 | 4,112 |
| Qualified XII (1.40) | 194.863 | 8.79 | 1,713 |
| Qualified XII (1.45) | 4.489 | 8.77 | 39 |
| Qualified XVI | 704.864 | 8.75 | 6,168 |
| Qualified XXI | 113.158 | 9.01 | 1,020 |
| Qualified XXV | 40.044 | 9.04 | 362 |
| Qualified XXVI | 49.602 | 8.97 | 445 |
| | 170,042.898 | | $    1,536,430 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Goldman Sachs® Capital Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 73,061 |
| Contracts in accumulation period: | | | |
| Qualified VI | 60,233.450 | $ 10.90 | 656,545 |
| Qualified X (1.15) | 3,325.597 | 10.65 | 35,418 |
| Qualified X (1.25) | 32,430.611 | 10.02 | 324,955 |
| Qualified XII (0.15) | 207.406 | 11.41 | 2,367 |
| Qualified XII (0.50) | 642.885 | 11.25 | 7,232 |
| Qualified XII (0.60) | 2,927.361 | 11.20 | 32,786 |
| Qualified XII (0.65) | 2,751.929 | 11.18 | 30,767 |
| Qualified XII (0.70) | 17,658.873 | 11.15 | 196,896 |
| Qualified XII (0.75) | 1,036.051 | 11.13 | 11,531 |
| Qualified XII (0.80) | 7,483.369 | 11.11 | 83,140 |
| Qualified XII (0.85) | 6,392.610 | 11.08 | 70,830 |
| Qualified XII (0.90) | 639.505 | 11.06 | 7,073 |
| Qualified XII (0.95) | 3,662.243 | 11.04 | 40,431 |
| Qualified XII (1.00) | 16,431.198 | 11.01 | 180,907 |
| Qualified XII (1.05) | 63.187 | 10.99 | 694 |
| Qualified XII (1.10) | 6,978.645 | 10.97 | 76,556 |
| Qualified XII (1.15) | 666.605 | 10.95 | 7,299 |
| Qualified XII (1.20) | 393.393 | 10.92 | 4,296 |
| Qualified XII (1.25) | 4,103.455 | 10.90 | 44,728 |
| Qualified XII (1.35) | 306.980 | 10.86 | 3,334 |
| Qualified XII (1.40) | 1,332.734 | 10.83 | 14,434 |
| Qualified XII (1.45) | 928.214 | 10.81 | 10,034 |
| Qualified XII (1.50) | 119.330 | 10.79 | 1,288 |
| Qualified XV | 643.819 | 11.04 | 7,108 |
| Qualified XVI | 1,866.965 | 10.79 | 20,145 |
| Qualified XVIII | 669.292 | 10.71 | 7,168 |
| Qualified XXI | 2,069.715 | 11.11 | 22,995 |
| Qualified XXV | 2,412.465 | 11.13 | 26,851 |
| | 178,377.887 | | $ 2,000,869 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Fleming International Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 1,168,444 |
| Contracts in accumulation period: | | | |
| Qualified V | 279.528 | $ 23.05 | 6,443 |
| Qualified VI | 1,730,011.773 | 23.64 | 40,897,478 |
| Qualified VIII | 13,822.944 | 19.90 | 275,077 |
| Qualified X (1.15) | 117,422.305 | 23.92 | 2,808,742 |
| Qualified X (1.25) | 152,435.790 | 23.64 | 3,603,582 |
| Qualified XII (0.00) | 154,401.988 | 12.69 | 1,959,361 |
| Qualified XII (0.05) | 25,133.568 | 25.01 | 628,591 |
| Qualified XII (0.15) | 3,542.018 | 12.50 | 44,275 |
| Qualified XII (0.15) | 25,520.755 | 12.40 | 316,457 |
| Qualified XII (0.25) | 126,905.905 | 12.45 | 1,579,979 |
| Qualified XII (0.30) | 185,068.080 | 12.40 | 2,294,844 |
| Qualified XII (0.35) | 21,130.743 | 12.35 | 260,965 |
| Qualified XII (0.45) | 247.262 | 12.26 | 3,031 |
| Qualified XII (0.50) | 198,871.418 | 13.46 | 2,676,809 |
| Qualified XII (0.55) | 73,281.578 | 12.17 | 891,837 |
| Qualified XII (0.60) | 29,274.650 | 12.12 | 354,809 |
| Qualified XII (0.65) | 48,645.942 | 12.07 | 587,157 |
| Qualified XII (0.70) | 272,995.473 | 12.03 | 3,284,136 |
| Qualified XII (0.75) | 168,432.275 | 11.98 | 2,017,819 |
| Qualified XII (0.80) | 316,019.485 | 13.48 | 4,259,943 |
| Qualified XII (0.85) | 423,541.143 | 16.58 | 7,022,312 |
| Qualified XII (0.90) | 15,314.544 | 13.37 | 204,755 |
| Qualified XII (0.95) | 252,418.971 | 16.42 | 4,144,720 |
| Qualified XII (1.00) | 986,453.417 | 16.34 | 16,118,649 |
| Qualified XII (1.05) | 86,437.929 | 16.26 | 1,405,481 |
| Qualified XII (1.10) | 31,455.620 | 16.19 | 509,266 |
| Qualified XII (1.15) | 28,688.131 | 16.11 | 462,166 |
| Qualified XII (1.20) | 11,881.172 | 16.03 | 190,455 |
| Qualified XII (1.25) | 17,243.774 | 15.95 | 275,038 |
| Qualified XII (1.30) | 481.063 | 15.88 | 7,639 |
| Qualified XII (1.35) | 31.427 | 15.80 | 497 |
| Qualified XII (1.40) | 4,814.878 | 15.72 | 75,690 |
| Qualified XII (1.45) | 1,097.719 | 15.65 | 17,179 |
| Qualified XII (1.50) | 1,973.329 | 15.57 | 30,725 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Fleming International** **Portfolio - Initial Class (continued)** | | | |
| Qualified XV | 20,263.344 | $ 24.29 | $ 492,197 |
| Qualified XVI | 39,311.301 | 23.13 | 909,270 |
| Qualified XVII | 280.095 | 23.64 | 6,621 |
| Qualified XVIII | 5,841.082 | 23.64 | 138,083 |
| Qualified XXI | 22,464.064 | 24.53 | 551,043 |
| Qualified XXV | 2,184.923 | 24.26 | 53,006 |
| Qualified XXVI | 1,975.139 | 24.07 | 47,542 |
| Qualified XXVII | 1,326,641.771 | 24.97 | 33,126,245 |
| Qualified XXVIII | 148,592.446 | 24.89 | 3,698,466 |
| Qualified XXXII | 28,687.535 | 13.43 | 385,274 |
| Qualified XXXIII (0.65) | 1,394.065 | 12.34 | 17,203 |
| | 7,122,912.362 | | $ 139,809,301 |
| **ING JPMorgan Fleming International** **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP23 | 255.157 | $ 12.42 | $ 3,169 |
| | 255.157 | | $ 3,169 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $          321,902 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 18,748.149 | $     12.64 | 236,977 |
| ING MAP PLUS NP14 | 1,856.816 | 12.62 | 23,433 |
| ING MAP PLUS NP17 | 83.519 | 12.59 | 1,052 |
| ING MAP PLUS NP20 | 24,117.527 | 12.55 | 302,675 |
| ING MAP PLUS NP21 | 3,892.707 | 12.54 | 48,815 |
| Qualified VI | 689,876.993 | 15.03 | 10,368,851 |
| Qualified X (1.15) | 32,166.324 | 15.08 | 485,068 |
| Qualified X (1.25) | 190,611.866 | 15.03 | 2,864,896 |
| Qualified XII (0.05) | 36,957.233 | 15.55 | 574,685 |
| Qualified XII (0.15) | 2,514.046 | 15.64 | 39,320 |
| Qualified XII (0.35) | 4,372.933 | 15.53 | 67,912 |
| Qualified XII (0.50) | 14,964.668 | 15.45 | 231,204 |
| Qualified XII (0.55) | 6,591.686 | 15.42 | 101,644 |
| Qualified XII (0.60) | 8,879.847 | 15.39 | 136,661 |
| Qualified XII (0.65) | 4,309.962 | 15.36 | 66,201 |
| Qualified XII (0.70) | 51,463.654 | 15.33 | 788,938 |
| Qualified XII (0.75) | 19,886.652 | 15.30 | 304,266 |
| Qualified XII (0.80) | 18,310.872 | 15.28 | 279,790 |
| Qualified XII (0.85) | 72,437.980 | 15.25 | 1,104,679 |
| Qualified XII (0.90) | 7,379.838 | 15.22 | 112,321 |
| Qualified XII (0.95) | 58,226.348 | 15.19 | 884,458 |
| Qualified XII (1.00) | 233,127.820 | 15.16 | 3,534,218 |
| Qualified XII (1.05) | 21,150.014 | 15.14 | 320,211 |
| Qualified XII (1.10) | 11,724.241 | 15.11 | 177,153 |
| Qualified XII (1.15) | 6,179.045 | 15.08 | 93,180 |
| Qualified XII (1.20) | 6,143.483 | 15.05 | 92,459 |
| Qualified XII (1.25) | 10,412.289 | 15.03 | 156,497 |
| Qualified XII (1.35) | 524.442 | 14.97 | 7,851 |
| Qualified XII (1.40) | 3,745.229 | 14.94 | 55,954 |
| Qualified XII (1.45) | 577.640 | 14.92 | 8,618 |
| Qualified XV | 1,119.240 | 15.19 | 17,001 |
| Qualified XVI | 14,595.222 | 14.89 | 217,323 |
| Qualified XVII | 2,453.667 | 15.03 | 36,879 |
| Qualified XVIII | 351.761 | 15.16 | 5,333 |
| Qualified XXI | 4,986.153 | 15.28 | 76,188 |
| Qualified XXV | 6,271.801 | 15.30 | 95,959 |
| Qualified XXVI | 4,710.747 | 15.22 | 71,698 |
| Qualified XXXII | 1,670.082 | 13.07 | 21,828 |
| | 1,597,392.496 | | $   24,334,098 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Capital Opportunities Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 238,151 |
| Contracts in accumulation period: | | | |
| Qualified V | 213.840 | $ 23.59 | 5,044 |
| Qualified VI | 1,436,355.493 | 23.94 | 34,386,351 |
| Qualified VIII | 5,124.495 | 20.57 | 105,411 |
| Qualified X (1.15) | 23,591.534 | 10.49 | 247,475 |
| Qualified X (1.25) | 170,119.985 | 10.41 | 1,770,949 |
| Qualified XII (0.05) | 7,530.910 | 25.34 | 190,833 |
| Qualified XII (0.15) | 11,354.556 | 9.98 | 113,318 |
| Qualified XII (0.15) | 16,797.622 | 9.90 | 166,296 |
| Qualified XII (0.25) | 33,110.572 | 11.36 | 376,136 |
| Qualified XII (0.30) | 92,008.799 | 11.32 | 1,041,540 |
| Qualified XII (0.35) | 6,204.793 | 11.28 | 69,990 |
| Qualified XII (0.40) | 124,241.325 | 16.50 | 2,049,982 |
| Qualified XII (0.45) | 78.474 | 11.19 | 878 |
| Qualified XII (0.50) | 83,068.531 | 11.83 | 982,701 |
| Qualified XII (0.55) | 76,427.079 | 11.11 | 849,105 |
| Qualified XII (0.60) | 31,980.804 | 11.07 | 354,028 |
| Qualified XII (0.65) | 15,546.563 | 11.02 | 171,323 |
| Qualified XII (0.70) | 202,062.801 | 10.98 | 2,218,650 |
| Qualified XII (0.75) | 100,645.969 | 10.94 | 1,101,067 |
| Qualified XII (0.80) | 199,216.442 | 12.34 | 2,458,331 |
| Qualified XII (0.85) | 386,834.404 | 16.02 | 6,197,087 |
| Qualified XII (0.90) | 20,336.152 | 11.84 | 240,780 |
| Qualified XII (0.95) | 215,617.390 | 15.86 | 3,419,692 |
| Qualified XII (1.00) | 975,622.466 | 15.79 | 15,405,079 |
| Qualified XII (1.05) | 71,051.831 | 15.71 | 1,116,224 |
| Qualified XII (1.10) | 57,731.566 | 15.64 | 902,922 |
| Qualified XII (1.15) | 27,649.025 | 15.56 | 430,219 |
| Qualified XII (1.20) | 15,937.498 | 15.49 | 246,872 |
| Qualified XII (1.25) | 17,427.456 | 15.41 | 268,557 |
| Qualified XII (1.30) | 678.676 | 15.34 | 10,411 |
| Qualified XII (1.35) | 1,266.496 | 15.26 | 19,327 |
| Qualified XII (1.40) | 17,320.117 | 15.19 | 263,093 |
| Qualified XII (1.45) | 361.940 | 15.12 | 5,473 |
| Qualified XII (1.50) | 1,451.763 | 15.04 | 21,835 |
| Qualified XV | 13,559.225 | 24.60 | 333,557 |
| Qualified XVI | 29,066.163 | 23.43 | 681,020 |
| Qualified XVII | 1,184.488 | 23.94 | 28,357 |
| Qualified XVIII | 4,400.028 | 10.41 | 45,804 |
| Qualified XXI | 14,129.835 | 24.85 | 351,126 |
| Qualified XXV | 7,785.921 | 24.58 | 191,378 |
| Qualified XXVI | 4,479.031 | 24.39 | 109,244 |
| Qualified XXVII | 1,226,374.571 | 29.48 | 36,153,522 |
| Qualified XXVIII | 113,889.939 | 29.39 | 3,347,225 |
| Qualified XXXII | 3,565.853 | 11.57 | 41,257 |
| | 5,863,402.421 | | $ 118,727,620 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING OpCap Balanced Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 250,609 |
| Contracts in accumulation period: | | | |
| Qualified VI | 521,056.387 | $ 13.69 | 7,133,262 |
| Qualified VIII | 891.419 | 13.69 | 12,204 |
| Qualified X (1.15) | 13,476.125 | 11.91 | 160,501 |
| Qualified X (1.25) | 123,124.364 | 11.37 | 1,399,924 |
| Qualified XII (0.15) | 876.063 | 14.33 | 12,554 |
| Qualified XII (0.50) | 42,921.108 | 14.12 | 606,046 |
| Qualified XII (0.55) | 658.404 | 14.10 | 9,283 |
| Qualified XII (0.60) | 4,317.921 | 14.07 | 60,753 |
| Qualified XII (0.65) | 5,030.994 | 14.04 | 70,635 |
| Qualified XII (0.70) | 17,762.784 | 14.01 | 248,857 |
| Qualified XII (0.75) | 8,992.979 | 13.98 | 125,722 |
| Qualified XII (0.80) | 8,067.540 | 13.95 | 112,542 |
| Qualified XII (0.85) | 49,756.527 | 13.92 | 692,611 |
| Qualified XII (0.90) | 3,845.790 | 13.89 | 53,418 |
| Qualified XII (0.95) | 51,465.332 | 13.86 | 713,310 |
| Qualified XII (1.00) | 272,681.763 | 13.84 | 3,773,916 |
| Qualified XII (1.05) | 10,041.466 | 13.81 | 138,673 |
| Qualified XII (1.10) | 16,835.522 | 13.78 | 231,994 |
| Qualified XII (1.15) | 4,362.748 | 13.75 | 59,988 |
| Qualified XII (1.20) | 1,891.751 | 13.72 | 25,955 |
| Qualified XII (1.25) | 75.008 | 11.14 | 836 |
| Qualified XII (1.25) | 20,935.331 | 13.69 | 286,605 |
| Qualified XII (1.35) | 267.771 | 13.64 | 3,652 |
| Qualified XII (1.40) | 1,611.379 | 13.61 | 21,931 |
| Qualified XII (1.45) | 129.799 | 13.58 | 1,763 |
| Qualified XII (1.50) | 61.453 | 13.55 | 833 |
| Qualified XV | 706.591 | 13.86 | 9,793 |
| Qualified XVI | 10,577.303 | 13.55 | 143,322 |
| Qualified XVII | 2,010.253 | 13.69 | 27,520 |
| Qualified XVIII | 6,142.236 | 11.97 | 73,523 |
| Qualified XXI | 3,592.201 | 13.95 | 50,111 |
| Qualified XXV | 1,410.255 | 13.98 | 19,715 |
| Qualified XXVI | 1,764.365 | 13.89 | 24,507 |
| Qualified XXXII | 1,475.809 | 11.39 | 16,809 |
| | 1,208,816.741 | | $ 16,573,677 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 1,822,847 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 19,149.305 | $ 11.73 | 224,621 |
| ING MAP PLUS NP13 | 30,438.732 | 11.71 | 356,438 |
| ING MAP PLUS NP14 | 5,573.160 | 11.71 | 65,262 |
| ING MAP PLUS NP15 | 23,035.217 | 11.70 | 269,512 |
| ING MAP PLUS NP16 | 1,232.402 | 11.70 | 14,419 |
| ING MAP PLUS NP17 | 1,167.787 | 11.69 | 13,651 |
| ING MAP PLUS NP19 | 9,486.390 | 11.68 | 110,801 |
| ING MAP PLUS NP20 | 23,911.040 | 11.68 | 279,281 |
| ING MAP PLUS NP21 | 3,198.805 | 11.67 | 37,330 |
| ING MAP PLUS NP22 | 3,014.016 | 11.67 | 35,174 |
| ING MAP PLUS NP23 | 1,549.797 | 11.66 | 18,071 |
| ING MAP PLUS NP24 | 4,382.902 | 11.66 | 51,105 |
| ING MAP PLUS NP26 | 1,719.033 | 11.65 | 20,027 |
| ING MAP PLUS NP27 | 114.171 | 11.64 | 1,329 |
| ING MAP PLUS NP28 | 123.875 | 11.64 | 1,442 |
| ING MAP PLUS NP29 | 4,117.765 | 11.63 | 47,890 |
| ING MAP PLUS NP30 | 4,431.036 | 11.63 | 51,533 |
| ING MAP PLUS NP32 | 1,110.549 | 11.62 | 12,905 |
| Qualified V | 3,821.944 | 11.63 | 44,449 |
| Qualified VI | 26,193,354.897 | 11.65 | 305,152,585 |
| Qualified VIII | 20,043.203 | 11.65 | 233,503 |
| Qualified X (1.15) | 464,388.265 | 11.66 | 5,414,767 |
| Qualified X (1.25) | 2,493,225.499 | 11.65 | 29,046,077 |
| Qualified XII (0.00) | 771,246.092 | 12.27 | 9,463,190 |
| Qualified XII (0.05) | 456,721.367 | 12.29 | 5,613,106 |
| Qualified XII (0.15) | 148,805.159 | 11.76 | 1,749,949 |
| Qualified XII (0.15) | 191,327.114 | 11.72 | 2,242,354 |
| Qualified XII (0.25) | 8,333.564 | 12.23 | 101,919 |
| Qualified XII (0.25) | 613,987.922 | 12.23 | 7,509,072 |
| Qualified XII (0.30) | 631.982 | 12.22 | 7,723 |
| Qualified XII (0.30) | 501,335.189 | 12.22 | 6,126,316 |
| Qualified XII (0.35) | 101,652.885 | 12.22 | 1,242,198 |
| Qualified XII (0.35) | 382,117.725 | 12.22 | 4,669,479 |
| Qualified XII (0.40) | 713,149.649 | 12.21 | 8,707,557 |
| Qualified XII (0.45) | 2,876.783 | 11.73 | 33,745 |
| Qualified XII (0.50) | 1,449,964.358 | 12.22 | 17,718,564 |
| Qualified XII (0.55) | 208,526.360 | 12.18 | 2,539,851 |
| Qualified XII (0.55) | 452,552.245 | 12.18 | 5,512,086 |
| Qualified XII (0.60) | 91,397.191 | 12.17 | 1,112,304 |
| Qualified XII (0.60) | 359,164.612 | 12.17 | 4,371,033 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.65) | 85,811.249 | $ 12.15 | $ 1,042,607 |
| Qualified XII (0.65) | 139,998.944 | 12.15 | 1,700,987 |
| Qualified XII (0.70) | 132,925.111 | 12.14 | 1,613,711 |
| Qualified XII (0.70) | 1,034,639.089 | 12.14 | 12,560,519 |
| Qualified XII (0.75) | 1,000,436.291 | 12.13 | 12,135,292 |
| Qualified XII (0.75) | 1,039,670.274 | 12.13 | 12,611,200 |
| Qualified XII (0.80) | 4,671,723.136 | 12.18 | 56,901,588 |
| Qualified XII (0.85) | 321,829.100 | 12.18 | 3,919,878 |
| Qualified XII (0.85) | 2,544,289.738 | 12.18 | 30,989,449 |
| Qualified XII (0.90) | 159,940.829 | 12.17 | 1,946,480 |
| Qualified XII (0.95) | 150,946.873 | 12.17 | 1,837,023 |
| Qualified XII (0.95) | 1,911,047.441 | 12.17 | 23,257,447 |
| Qualified XII (1.00) | 7,940,403.789 | 11.68 | 92,743,916 |
| Qualified XII (1.05) | 216,426.962 | 12.15 | 2,629,588 |
| Qualified XII (1.05) | 737,045.455 | 12.15 | 8,955,102 |
| Qualified XII (1.10) | 18,996.742 | 12.15 | 230,810 |
| Qualified XII (1.10) | 520,550.888 | 12.15 | 6,324,693 |
| Qualified XII (1.15) | 360,151.933 | 12.13 | 4,368,643 |
| Qualified XII (1.20) | 7,897.232 | 12.12 | 95,714 |
| Qualified XII (1.20) | 188,361.597 | 12.12 | 2,282,943 |
| Qualified XII (1.25) | 549.765 | 11.65 | 6,405 |
| Qualified XII (1.25) | 349,096.779 | 12.12 | 4,231,053 |
| Qualified XII (1.30) | 23,464.558 | 12.11 | 284,156 |
| Qualified XII (1.35) | 37,652.646 | 11.64 | 438,277 |
| Qualified XII (1.40) | 3,479.446 | 12.25 | 42,623 |
| Qualified XII (1.40) | 111,963.687 | 12.25 | 1,371,555 |
| Qualified XII (1.45) | 15,149.739 | 11.63 | 176,191 |
| Qualified XII (1.50) | 30,913.328 | 11.62 | 359,213 |
| Qualified XV | 139,576.961 | 11.68 | 1,630,259 |
| Qualified XVI | 622,568.513 | 11.62 | 7,234,246 |
| Qualified XVII | 107,581.061 | 11.65 | 1,253,319 |
| Qualified XVIII | 74,391.183 | 11.65 | 866,657 |
| Qualified XXI | 350,684.287 | 11.70 | 4,103,006 |
| Qualified XXII | 1,816.893 | 11.73 | 21,312 |
| Qualified XXV | 216,488.435 | 11.70 | 2,532,915 |
| Qualified XXVI | 132,753.773 | 11.69 | 1,551,892 |
| Qualified XXVII | 9,918,175.726 | 11.66 | 115,645,929 |
| Qualified XXVIII | 3,312,274.684 | 11.66 | 38,621,123 |
| Qualified XXXII | 76,110.409 | 11.65 | 886,686 |
| Qualified XXXIII (0.65) | 26,655.327 | 11.71 | 312,134 |
| | 74,500,819.860 | | $ 881,762,006 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 521.257 | $ 13.76 | $ 7,173 |
| Qualified X (1.25) | 903.035 | 13.76 | 12,426 |
| | 1,424.292 | | $ 19,599 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 1,504,949 |
| Contracts in accumulation period: | | | |
| Qualified V | 4,201.816 | $ 9.99 | 41,976 |
| Qualified VI | 3,908,565.478 | 10.01 | 39,124,740 |
| Qualified VIII | 2,024.054 | 10.01 | 20,261 |
| Qualified X (1.15) | 79,260.351 | 10.02 | 794,189 |
| Qualified X (1.25) | 415,235.635 | 10.01 | 4,156,509 |
| Qualified XII (0.05) | 102,670.889 | 10.25 | 1,052,377 |
| Qualified XII (0.15) | 25,321.775 | 10.10 | 255,750 |
| Qualified XII (0.15) | 31,154.005 | 10.07 | 313,721 |
| Qualified XII (0.25) | 77,967.339 | 10.21 | 796,047 |
| Qualified XII (0.30) | 289,693.890 | 10.21 | 2,957,775 |
| Qualified XII (0.35) | 118,601.911 | 10.20 | 1,209,739 |
| Qualified XII (0.40) | 519,152.647 | 10.19 | 5,290,165 |
| Qualified XII (0.45) | 49.583 | 10.08 | 500 |
| Qualified XII (0.50) | 250,314.438 | 10.19 | 2,550,704 |
| Qualified XII (0.55) | 163,874.832 | 10.17 | 1,666,607 |
| Qualified XII (0.60) | 81,732.330 | 10.17 | 831,218 |
| Qualified XII (0.65) | 50,790.345 | 10.16 | 516,030 |
| Qualified XII (0.70) | 358,804.242 | 10.15 | 3,641,863 |
| Qualified XII (0.75) | 375,989.360 | 10.14 | 3,812,532 |
| Qualified XII (0.80) | 498,890.245 | 10.16 | 5,068,725 |
| Qualified XII (0.85) | 557,770.282 | 10.15 | 5,661,368 |
| Qualified XII (0.90) | 38,833.683 | 10.14 | 393,774 |
| Qualified XII (0.95) | 502,892.331 | 10.14 | 5,099,328 |
| Qualified XII (1.00) | 1,262,918.108 | 10.03 | 12,667,069 |
| Qualified XII (1.05) | 153,988.442 | 10.13 | 1,559,903 |
| Qualified XII (1.10) | 138,695.236 | 10.12 | 1,403,596 |
| Qualified XII (1.15) | 57,414.640 | 10.12 | 581,036 |
| Qualified XII (1.20) | 59,076.157 | 10.11 | 597,260 |
| Qualified XII (1.25) | 125,805.252 | 10.10 | 1,270,633 |
| Qualified XII (1.30) | 10,608.145 | 10.10 | 107,142 |
| Qualified XII (1.35) | 19,280.931 | 10.00 | 192,809 |
| Qualified XII (1.40) | 34,808.384 | 10.13 | 352,609 |
| Qualified XII (1.45) | 14,778.346 | 9.99 | 147,636 |
| Qualified XII (1.50) | 1,048.394 | 9.99 | 10,473 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XV | 24,536.231 | $ 10.03 | $ 246,098 |
| Qualified XVI | 97,565.620 | 9.99 | 974,681 |
| Qualified XVII | 10,313.036 | 10.01 | 103,233 |
| Qualified XVIII | 9,549.406 | 10.01 | 95,590 |
| Qualified XXI | 34,987.387 | 10.05 | 351,623 |
| Qualified XXV | 17,612.803 | 10.05 | 177,009 |
| Qualified XXVI | 31,277.959 | 10.04 | 314,031 |
| Qualified XXVII | 644,905.433 | 10.15 | 6,545,790 |
| Qualified XXVIII | 172,014.213 | 10.15 | 1,745,944 |
| Qualified XXXII | 9,613.323 | 10.01 | 96,229 |
| Qualified XXXIII (0.65) | 5,152.675 | 10.06 | 51,836 |
| | 11,389,741.582 | | $ 116,353,077 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 357,096 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 22,212.758 | $ 10.47 | 232,568 |
| ING MAP PLUS NP11 | 9,708.238 | 10.46 | 101,548 |
| ING MAP PLUS NP12 | 10,130.204 | 10.45 | 105,861 |
| ING MAP PLUS NP13 | 48,011.476 | 10.44 | 501,240 |
| ING MAP PLUS NP14 | 5,098.208 | 10.43 | 53,174 |
| ING MAP PLUS NP15 | 14,978.599 | 10.42 | 156,077 |
| ING MAP PLUS NP16 | 1,138.395 | 10.41 | 11,851 |
| ING MAP PLUS NP17 | 8.031 | 10.40 | 84 |
| ING MAP PLUS NP20 | 17,503.239 | 10.37 | 181,509 |
| ING MAP PLUS NP21 | 15,131.764 | 10.36 | 156,765 |
| ING MAP PLUS NP22 | 627.220 | 10.35 | 6,492 |
| ING MAP PLUS NP23 | 3,808.861 | 10.34 | 39,384 |
| ING MAP PLUS NP26 | 2,251.242 | 10.31 | 23,210 |
| ING MAP PLUS NP27 | 7,956.956 | 10.30 | 81,957 |
| ING MAP PLUS NP28 | 7,576.232 | 10.29 | 77,959 |
| ING MAP PLUS NP29 | 57.036 | 10.28 | 586 |
| ING MAP PLUS NP30 | 1,112.079 | 10.27 | 11,421 |
| Qualified VI | 1,754,901.851 | 11.44 | 20,076,077 |
| Qualified VIII | 657.185 | 11.43 | 7,512 |
| Qualified X (1.15) | 23,675.812 | 11.48 | 271,798 |
| Qualified X (1.25) | 165,757.676 | 11.44 | 1,896,268 |
| Qualified XII (0.15) | 18,694.876 | 11.91 | 222,656 |
| Qualified XII (0.35) | 1,910.767 | 11.82 | 22,585 |
| Qualified XII (0.50) | 29,606.512 | 11.76 | 348,173 |
| Qualified XII (0.55) | 13,853.143 | 11.74 | 162,636 |
| Qualified XII (0.60) | 37,044.768 | 11.72 | 434,165 |
| Qualified XII (0.65) | 107,968.867 | 11.69 | 1,262,156 |
| Qualified XII (0.70) | 124,219.394 | 11.67 | 1,449,640 |
| Qualified XII (0.75) | 70,059.604 | 11.65 | 816,194 |
| Qualified XII (0.80) | 106,739.029 | 11.63 | 1,241,375 |
| Qualified XII (0.85) | 170,057.946 | 11.61 | 1,974,373 |
| Qualified XII (0.90) | 40,009.544 | 11.59 | 463,711 |
| Qualified XII (0.95) | 280,723.653 | 11.57 | 3,247,973 |
| Qualified XII (1.00) | 505,323.019 | 11.54 | 5,831,428 |
| Qualified XII (1.05) | 107,135.338 | 11.52 | 1,234,199 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.10) | 93,171.170 | $ 11.50 | $ 1,071,468 |
| Qualified XII (1.15) | 24,313.161 | 11.48 | 279,115 |
| Qualified XII (1.20) | 18,181.327 | 11.46 | 208,358 |
| Qualified XII (1.25) | 213.168 | 10.52 | 2,243 |
| Qualified XII (1.25) | 55,455.255 | 11.44 | 634,408 |
| Qualified XII (1.30) | 2,532.145 | 11.42 | 28,917 |
| Qualified XII (1.35) | 10,810.145 | 11.40 | 123,236 |
| Qualified XII (1.40) | 15,111.835 | 11.38 | 171,973 |
| Qualified XII (1.45) | 3,409.867 | 11.35 | 38,702 |
| Qualified XII (1.50) | 2,362.712 | 11.33 | 26,770 |
| Qualified XV | 3,107.281 | 11.57 | 35,951 |
| Qualified XVI | 36,567.202 | 11.33 | 414,306 |
| Qualified XVII | 3,417.642 | 11.44 | 39,098 |
| Qualified XVIII | 745.432 | 11.54 | 8,602 |
| Qualified XXI | 7,398.740 | 11.63 | 86,047 |
| Qualified XXV | 5,615.386 | 11.65 | 65,419 |
| Qualified XXVI | 11,685.531 | 11.59 | 135,435 |
| Qualified XXVII | 663,553.392 | 10.58 | 7,020,395 |
| Qualified XXVIII | 115,429.110 | 11.54 | 1,332,052 |
| Qualified XXXII | 1,307.028 | 10.41 | 13,606 |
| Qualified XXXIII (0.40) | 13,279.173 | 11.84 | 157,225 |
| | 4,813,316.224 | | $ 54,955,027 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 92,844 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,001.183 | $ 15.15 | 15,168 |
| Qualified VI | 5,531,601.986 | 15.38 | 85,076,039 |
| Qualified VIII | 9,413.278 | 16.11 | 151,648 |
| Qualified X (1.15) | 235,457.007 | 15.57 | 3,666,066 |
| Qualified X (1.25) | 486,538.904 | 15.38 | 7,482,968 |
| Qualified XII (0.05) | 88,358.907 | 16.28 | 1,438,483 |
| Qualified XII (0.15) | 45,766.274 | 10.99 | 502,971 |
| Qualified XII (0.15) | 84,638.153 | 10.90 | 922,556 |
| Qualified XII (0.25) | 174,131.496 | 9.51 | 1,655,991 |
| Qualified XII (0.30) | 312,583.157 | 9.47 | 2,960,163 |
| Qualified XII (0.35) | 32,337.167 | 9.44 | 305,263 |
| Qualified XII (0.40) | 354,299.179 | 10.91 | 3,865,404 |
| Qualified XII (0.45) | 870.203 | 9.36 | 8,145 |
| Qualified XII (0.50) | 440,136.672 | 9.20 | 4,049,257 |
| Qualified XII (0.55) | 97,972.976 | 9.29 | 910,169 |
| Qualified XII (0.60) | 108,588.213 | 9.26 | 1,005,527 |
| Qualified XII (0.65) | 52,772.631 | 9.22 | 486,564 |
| Qualified XII (0.70) | 572,510.054 | 9.19 | 5,261,367 |
| Qualified XII (0.75) | 511,677.349 | 9.15 | 4,681,848 |
| Qualified XII (0.80) | 931,891.346 | 9.84 | 9,169,811 |
| Qualified XII (0.85) | 951,682.091 | 10.59 | 10,078,313 |
| Qualified XII (0.90) | 51,316.862 | 9.45 | 484,944 |
| Qualified XII (0.95) | 588,486.200 | 10.49 | 6,173,220 |
| Qualified XII (1.00) | 2,364,927.044 | 10.44 | 24,689,838 |
| Qualified XII (1.05) | 293,330.316 | 10.39 | 3,047,702 |
| Qualified XII (1.10) | 104,360.099 | 10.34 | 1,079,083 |
| Qualified XII (1.15) | 73,537.180 | 10.29 | 756,698 |
| Qualified XII (1.20) | 27,726.779 | 10.24 | 283,922 |
| Qualified XII (1.25) | 67,890.979 | 10.19 | 691,809 |
| Qualified XII (1.30) | 3,610.368 | 10.14 | 36,609 |
| Qualified XII (1.35) | 2,856.049 | 10.10 | 28,846 |
| Qualified XII (1.40) | 22,541.560 | 10.05 | 226,543 |
| Qualified XII (1.45) | 860.149 | 10.00 | 8,601 |
| Qualified XII (1.50) | 10,123.609 | 9.95 | 100,730 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth Portfolio - Initial Class (continued)** | | | | | |
| Qualified XV | 16,982.677 | $ | 15.81 | $ | 268,496 |
| Qualified XVI | 103,668.548 | | 15.05 | | 1,560,212 |
| Qualified XVII | 5,997.307 | | 15.38 | | 92,239 |
| Qualified XVIII | 9,287.101 | | 15.38 | | 142,836 |
| Qualified XXI | 90,932.383 | | 15.96 | | 1,451,281 |
| Qualified XXII | 126.487 | | 16.17 | | 2,045 |
| Qualified XXV | 32,515.900 | | 15.79 | | 513,426 |
| Qualified XXVI | 17,306.207 | | 15.67 | | 271,188 |
| Qualified XXVII | 1,479,955.207 | | 15.71 | | 23,250,096 |
| Qualified XXVIII | 302,879.308 | | 15.66 | | 4,743,090 |
| Qualified XXXII | 19,239.955 | | 12.54 | | 241,269 |
| | 16,714,686.500 | | | $ | 213,931,288 |
| | | | | | |
| **ING Salomon Brothers Aggressive Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP17 | 2,764.940 | $ | 11.37 | $ | 31,437 |
| ING MAP PLUS NP26 | 430.429 | | 11.27 | | 4,851 |
| | 3,195.369 | | | $ | 36,288 |
| | | | | | |
| **ING Salomon Brothers Large Cap Growth Portfolio - Initial Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 5,316.201 | $ | 10.75 | $ | 57,149 |
| Qualified X (1.25) | 43,631.355 | | 10.74 | | 468,601 |
| Qualified XII (0.95) | 47,937.680 | | 10.77 | | 516,289 |
| Qualified XII (1.10) | 19,653.602 | | 10.76 | | 211,473 |
| Qualified XVIII | 3,121.354 | | 10.74 | | 33,523 |
| Qualified XXVII | 251,187.339 | | 11.25 | | 2,825,858 |
| | 370,847.531 | | | $ | 4,112,893 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 650.297 | $ 10.69 | $ 6,952 |
| ING MAP PLUS NP15 | 1,332.982 | 10.69 | 14,250 |
| ING MAP PLUS NP16 | 2,132.671 | 10.69 | 22,798 |
| ING MAP PLUS NP17 | 236.582 | 10.68 | 2,527 |
| ING MAP PLUS NP21 | 23,423.852 | 10.67 | 249,933 |
| ING MAP PLUS NP22 | 0.426 | 10.66 | 5 |
| ING MAP PLUS NP6 | 13,358.709 | 10.72 | 143,205 |
| | 41,135.519 | | $ 439,670 |
| | | | |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 48,780.626 | $ 10.68 | $ 520,977 |
| Qualified X (1.25) | 19,642.804 | 10.68 | 209,785 |
| Qualified XII (0.15) | 6,888.990 | 10.76 | 74,126 |
| Qualified XII (0.50) | 451.695 | 10.73 | 4,847 |
| Qualified XII (0.70) | 325.729 | 10.72 | 3,492 |
| Qualified XII (0.75) | 30,296.096 | 10.72 | 324,774 |
| Qualified XII (0.85) | 2,236.874 | 10.71 | 23,957 |
| Qualified XII (0.90) | 424.596 | 10.70 | 4,543 |
| Qualified XII (0.95) | 58,032.281 | 10.70 | 620,945 |
| Qualified XII (1.00) | 291.529 | 10.70 | 3,119 |
| Qualified XII (1.10) | 4,439.769 | 10.69 | 47,461 |
| Qualified XII (1.15) | 1,756.930 | 10.69 | 18,782 |
| Qualified XII (1.20) | 43.699 | 10.68 | 467 |
| Qualified XII (1.25) | 5,985.401 | 10.68 | 63,924 |
| Qualified XII (1.35) | 1,151.057 | 10.67 | 12,282 |
| Qualified XII (1.40) | 1,023.867 | 10.67 | 10,925 |
| Qualified XII (1.45) | 25.366 | 10.67 | 271 |
| Qualified XVI | 215.199 | 10.66 | 2,294 |
| Qualified XXI | 15.285 | 10.71 | 164 |
| Qualified XXXII | 3,090.246 | 10.68 | 33,004 |
| | 185,118.039 | | $ 1,980,139 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,874.705 | $ 10.92 | $ 20,472 |
| ING MAP PLUS NP17 | 2,832.919 | 10.91 | 30,907 |
| ING MAP PLUS NP21 | 17,917.108 | 10.90 | 195,296 |
| ING MAP PLUS NP22 | 0.416 | 10.89 | 5 |
| ING MAP PLUS NP6 | 1,736.431 | 10.95 | 19,014 |
| | 24,361.579 | | $ 265,694 |
| | | | |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 56,551.374 | $ 10.91 | $ 616,975 |
| Qualified X (1.25) | 12,016.665 | 10.91 | 131,102 |
| Qualified XII (0.15) | 231.815 | 10.99 | 2,548 |
| Qualified XII (0.50) | 685.484 | 10.96 | 7,513 |
| Qualified XII (0.60) | 1,079.608 | 10.96 | 11,833 |
| Qualified XII (0.65) | 37.016 | 10.95 | 405 |
| Qualified XII (0.70) | 199.542 | 10.95 | 2,185 |
| Qualified XII (0.75) | 8,932.926 | 10.94 | 97,726 |
| Qualified XII (0.80) | 534.544 | 10.94 | 5,848 |
| Qualified XII (0.85) | 5,373.835 | 10.94 | 58,790 |
| Qualified XII (0.90) | 60.747 | 10.93 | 664 |
| Qualified XII (0.95) | 69,240.621 | 10.93 | 756,800 |
| Qualified XII (1.00) | 9,512.930 | 10.93 | 103,976 |
| Qualified XII (1.05) | 523.625 | 10.92 | 5,718 |
| Qualified XII (1.10) | 3,004.332 | 10.92 | 32,807 |
| Qualified XII (1.15) | 1,463.647 | 10.92 | 15,983 |
| Qualified XII (1.20) | 2,634.098 | 10.91 | 28,738 |
| Qualified XII (1.25) | 1,658.847 | 10.91 | 18,098 |
| Qualified XII (1.30) | 10.227 | 10.90 | 111 |
| Qualified XII (1.40) | 407.730 | 10.90 | 4,444 |
| Qualified XV | 104.930 | 10.93 | 1,147 |
| Qualified XVI | 351.557 | 10.89 | 3,828 |
| Qualified XXXII | 989.139 | 10.91 | 10,792 |
| | 175,605.239 | | $ 1,918,031 |
| | | | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 146.280 | $ 11.09 | $ 1,622 |
| ING MAP PLUS NP15 | 18,724.040 | 11.08 | 207,462 |
| ING MAP PLUS NP17 | 10,892.832 | 11.07 | 120,584 |
| ING MAP PLUS NP21 | 7,264.714 | 11.06 | 80,348 |
| ING MAP PLUS NP22 | 0.410 | 11.05 | 5 |
| ING MAP PLUS NP6 | 2,660.397 | 11.11 | 29,557 |
| | 39,688.673 | | $ 439,578 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 20,253.993 | $  11.07 | $        224,212 |
| Qualified X (1.15) | 1,293.071 | 11.07 | 14,314 |
| Qualified X (1.25) | 82.048 | 11.07 | 908 |
| Qualified XII (0.15) | 141.630 | 11.15 | 1,579 |
| Qualified XII (0.50) | 149.633 | 11.12 | 1,664 |
| Qualified XII (0.60) | 602.959 | 11.11 | 6,699 |
| Qualified XII (0.65) | 40.590 | 11.11 | 451 |
| Qualified XII (0.70) | 360.337 | 11.11 | 4,003 |
| Qualified XII (0.75) | 21,510.111 | 11.10 | 238,762 |
| Qualified XII (0.85) | 164.440 | 11.10 | 1,825 |
| Qualified XII (0.90) | 1.800 | 11.09 | 20 |
| Qualified XII (0.95) | 43,512.475 | 11.09 | 482,553 |
| Qualified XII (1.00) | 3,886.752 | 11.09 | 43,104 |
| Qualified XII (1.05) | 1,069.551 | 11.08 | 11,851 |
| Qualified XII (1.10) | 82.562 | 11.08 | 915 |
| Qualified XII (1.15) | 4,487.831 | 11.07 | 49,680 |
| Qualified XII (1.20) | 81.504 | 11.07 | 902 |
| Qualified XII (1.25) | 5,439.930 | 11.07 | 60,220 |
| Qualified XII (1.40) | 1,308.591 | 11.06 | 14,473 |
| Qualified XVI | 1,591.546 | 11.05 | 17,587 |
| | 106,061.354 | | $     1,175,722 |
| | | | |
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 822.868 | $  11.30 | $          9,298 |
| ING MAP PLUS NP15 | 16,084.338 | 11.30 | 181,753 |
| ING MAP PLUS NP16 | 9.508 | 11.29 | 107 |
| ING MAP PLUS NP17 | 1,436.385 | 11.29 | 16,217 |
| ING MAP PLUS NP21 | 857.366 | 11.27 | 9,663 |
| ING MAP PLUS NP22 | 0.401 | 11.27 | 5 |
| ING MAP PLUS NP6 | 3,418.019 | 11.33 | 38,726 |
| | 22,628.885 | | $        255,769 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 20,908.150 | $ 11.27 | $ 235,635 |
| Qualified X (1.25) | 825.882 | 11.27 | 9,308 |
| Qualified XII (0.15) | 55.913 | 11.36 | 635 |
| Qualified XII (0.50) | 0.107 | 11.33 | 1 |
| Qualified XII (0.60) | 1,319.934 | 11.32 | 14,942 |
| Qualified XII (0.65) | 0.880 | 11.32 | 10 |
| Qualified XII (0.70) | 3,878.153 | 11.32 | 43,901 |
| Qualified XII (0.75) | 3,675.380 | 11.31 | 41,569 |
| Qualified XII (0.85) | 310.100 | 11.31 | 3,507 |
| Qualified XII (0.90) | 9.046 | 11.30 | 102 |
| Qualified XII (0.95) | 13,598.933 | 11.30 | 153,668 |
| Qualified XII (1.00) | 4,411.841 | 11.29 | 49,810 |
| Qualified XII (1.05) | 1,685.236 | 11.29 | 19,026 |
| Qualified XII (1.10) | 67.544 | 11.29 | 763 |
| Qualified XII (1.15) | 349.994 | 11.28 | 3,948 |
| Qualified XII (1.20) | 323.199 | 11.28 | 3,646 |
| Qualified XII (1.25) | 263.300 | 11.27 | 2,967 |
| Qualified XII (1.40) | 152.907 | 11.26 | 1,722 |
| Qualified XII (1.45) | 11.386 | 11.26 | 128 |
| Qualified XVI | 42.119 | 11.26 | 474 |
| | 51,890.004 | | $ 585,762 |
| | | | |
| **ING Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 14.040 | $ 10.31 | $ 145 |
| ING MAP PLUS NP21 | 3,896.212 | 10.29 | 40,092 |
| | 3,910.252 | | $ 40,237 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,472.718 | $ 10.30 | $ 25,469 |
| Qualified X (1.15) | 19,638.345 | 10.31 | 202,471 |
| Qualified X (1.25) | 4,500.751 | 10.30 | 46,358 |
| Qualified XII (0.50) | 234.815 | 10.36 | 2,433 |
| Qualified XII (0.70) | 13.773 | 10.34 | 142 |
| Qualified XII (0.75) | 802.580 | 10.34 | 8,299 |
| Qualified XII (0.85) | 59.295 | 10.33 | 613 |
| Qualified XII (0.95) | 3,150.907 | 10.32 | 32,517 |
| Qualified XII (1.00) | 670.600 | 10.32 | 6,921 |
| Qualified XII (1.05) | 1,500.944 | 10.32 | 15,490 |
| Qualified XII (1.10) | 5.855 | 10.31 | 60 |
| Qualified XII (1.40) | 3.879 | 10.29 | 40 |
| Qualified XII (1.45) | 8.257 | 10.29 | 85 |
| Qualified XVI | 14.209 | 10.29 | 146 |
| | 33,076.928 | | $ 341,044 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 89,236 |
| Contracts in accumulation period: | | | |
| Qualified V | 2,000.958 | $ 11.08 | 22,171 |
| Qualified VI | 16,226,699.823 | 11.09 | 179,954,101 |
| Qualified VIII | 17,945.280 | 11.09 | 199,013 |
| Qualified X (1.15) | 203,777.723 | 11.10 | 2,261,933 |
| Qualified X (1.25) | 1,285,787.381 | 11.09 | 14,259,382 |
| Qualified XII (0.00) | 385,627.566 | 11.60 | 4,473,280 |
| Qualified XII (0.05) | 207,288.935 | 11.60 | 2,404,552 |
| Qualified XII (0.15) | 126,980.510 | 11.20 | 1,422,182 |
| Qualified XII (0.15) | 217,038.710 | 11.16 | 2,422,152 |
| Qualified XII (0.25) | 4,981.620 | 11.54 | 57,488 |
| Qualified XII (0.25) | 209,750.823 | 11.54 | 2,420,525 |
| Qualified XII (0.30) | 2,116.439 | 11.54 | 24,424 |
| Qualified XII (0.30) | 569,954.540 | 11.54 | 6,577,275 |
| Qualified XII (0.35) | 82,806.860 | 11.53 | 954,763 |
| Qualified XII (0.35) | 242,274.572 | 11.53 | 2,793,426 |
| Qualified XII (0.40) | 16.412 | 11.18 | 183 |
| Qualified XII (0.45) | 950.722 | 11.17 | 10,620 |
| Qualified XII (0.50) | 736,533.996 | 11.54 | 8,499,602 |
| Qualified XII (0.55) | 76,453.772 | 11.50 | 879,218 |
| Qualified XII (0.55) | 170,084.599 | 11.50 | 1,955,973 |
| Qualified XII (0.60) | 61,430.084 | 11.48 | 705,217 |
| Qualified XII (0.60) | 421,545.685 | 11.48 | 4,839,344 |
| Qualified XII (0.65) | 31,354.810 | 11.47 | 359,640 |
| Qualified XII (0.65) | 107,429.744 | 11.47 | 1,232,219 |
| Qualified XII (0.70) | 64,949.922 | 11.46 | 744,326 |
| Qualified XII (0.70) | 607,347.545 | 11.46 | 6,960,203 |
| Qualified XII (0.75) | 256,011.775 | 11.44 | 2,928,775 |
| Qualified XII (0.75) | 597,868.446 | 11.44 | 6,839,615 |
| Qualified XII (0.80) | 1,438,843.622 | 11.50 | 16,546,702 |
| Qualified XII (0.85) | 97,877.917 | 11.50 | 1,125,596 |
| Qualified XII (0.85) | 1,516,713.854 | 11.50 | 17,442,209 |
| Qualified XII (0.90) | 68,184.866 | 11.48 | 782,762 |
| Qualified XII (0.95) | 96,928.012 | 11.48 | 1,112,734 |
| Qualified XII (0.95) | 1,243,093.787 | 11.48 | 14,270,717 |
| Qualified XII (1.00) | 3,188,813.972 | 11.12 | 35,459,611 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | | | |
| **Portfolio - Initial Class (continued)** | | | | | |
| Qualified XII (1.05) | 93,712.895 | $ | 11.47 | $ | 1,074,887 |
| Qualified XII (1.05) | 332,844.013 | | 11.47 | | 3,817,721 |
| Qualified XII (1.10) | 7,332.122 | | 11.46 | | 84,026 |
| Qualified XII (1.10) | 319,355.870 | | 11.46 | | 3,659,818 |
| Qualified XII (1.15) | 183,984.535 | | 11.45 | | 2,106,623 |
| Qualified XII (1.20) | 8,604.983 | | 11.44 | | 98,441 |
| Qualified XII (1.20) | 102,307.836 | | 11.44 | | 1,170,402 |
| Qualified XII (1.25) | 140,431.824 | | 11.44 | | 1,606,540 |
| Qualified XII (1.30) | 12,957.139 | | 11.43 | | 148,100 |
| Qualified XII (1.35) | 31,054.494 | | 11.09 | | 344,394 |
| Qualified XII (1.40) | 2,408.785 | | 11.56 | | 27,846 |
| Qualified XII (1.40) | 64,144.093 | | 11.56 | | 741,506 |
| Qualified XII (1.45) | 3,904.773 | | 11.08 | | 43,265 |
| Qualified XII (1.50) | 15,601.126 | | 11.07 | | 172,704 |
| Qualified XV | 122,398.996 | | 11.12 | | 1,361,077 |
| Qualified XVI | 373,538.353 | | 11.07 | | 4,135,070 |
| Qualified XVII | 18,705.077 | | 11.09 | | 207,439 |
| Qualified XVIII | 51,116.625 | | 11.09 | | 566,883 |
| Qualified XXI | 339,120.828 | | 11.14 | | 3,777,806 |
| Qualified XXII | 95.252 | | 11.17 | | 1,064 |
| Qualified XXV | 230,178.391 | | 11.14 | | 2,564,187 |
| Qualified XXVI | 158,793.225 | | 11.13 | | 1,767,369 |
| Qualified XXVII | 4,553,354.461 | | 11.19 | | 50,952,036 |
| Qualified XXVIII | 506,601.030 | | 11.19 | | 5,668,866 |
| Qualified XXXII | 27,484.492 | | 11.09 | | 304,803 |
| | 38,267,496.500 | | | $ | 429,434,042 |

**ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class**

Contracts in accumulation period:

| | | | | | |
|---|---|---|---|---|---|
| ING MAP PLUS NP12 | 660.522 | $ | 11.20 | $ | 7,398 |
| ING MAP PLUS NP13 | 7,695.375 | | 11.19 | | 86,111 |
| ING MAP PLUS NP14 | 1,260.420 | | 11.18 | | 14,092 |
| ING MAP PLUS NP15 | 7,294.038 | | 11.17 | | 81,474 |
| ING MAP PLUS NP23 | 310.104 | | 11.09 | | 3,439 |
| ING MAP PLUS NP26 | 23.567 | | 11.05 | | 260 |
| Qualified VI | 4,043.532 | | 8.27 | | 33,440 |
| Qualified XII (1.00) | 452.414 | | 8.35 | | 3,778 |
| | 21,739.972 | | | $ | 229,992 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 847,648 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,386.906 | $ 21.51 | 29,832 |
| Qualified VI | 4,595,128.610 | 21.41 | 98,381,704 |
| Qualified VIII | 3,809.658 | 21.85 | 83,241 |
| Qualified X (1.15) | 117,846.850 | 24.24 | 2,856,608 |
| Qualified X (1.25) | 432,956.380 | 23.99 | 10,386,624 |
| Qualified XII (0.05) | 22,156.066 | 22.66 | 502,056 |
| Qualified XII (0.15) | 36,029.139 | 11.98 | 431,629 |
| Qualified XII (0.15) | 68,490.463 | 12.08 | 827,365 |
| Qualified XII (0.25) | 156,687.338 | 14.01 | 2,195,190 |
| Qualified XII (0.30) | 264,014.574 | 13.96 | 3,685,643 |
| Qualified XII (0.35) | 31,150.765 | 13.90 | 432,996 |
| Qualified XII (0.40) | 217,508.577 | 21.12 | 4,593,781 |
| Qualified XII (0.45) | 532.016 | 13.80 | 7,342 |
| Qualified XII (0.50) | 281,753.575 | 14.37 | 4,048,799 |
| Qualified XII (0.55) | 106,398.663 | 13.69 | 1,456,598 |
| Qualified XII (0.60) | 94,136.532 | 13.64 | 1,284,022 |
| Qualified XII (0.65) | 139,250.571 | 13.59 | 1,892,415 |
| Qualified XII (0.70) | 341,896.615 | 13.54 | 4,629,280 |
| Qualified XII (0.75) | 536,029.164 | 13.49 | 7,231,033 |
| Qualified XII (0.80) | 567,593.692 | 14.80 | 8,400,387 |
| Qualified XII (0.85) | 529,676.700 | 20.50 | 10,858,372 |
| Qualified XII (0.90) | 33,026.363 | 14.26 | 470,956 |
| Qualified XII (0.95) | 944,864.902 | 20.31 | 19,190,206 |
| Qualified XII (1.00) | 1,030,018.697 | 20.21 | 20,816,678 |
| Qualified XII (1.05) | 131,087.030 | 20.11 | 2,636,160 |
| Qualified XII (1.10) | 88,139.316 | 20.02 | 1,764,549 |
| Qualified XII (1.15) | 55,821.523 | 19.92 | 1,111,965 |
| Qualified XII (1.20) | 23,412.132 | 19.82 | 464,028 |
| Qualified XII (1.25) | 763.718 | 11.71 | 8,943 |
| Qualified XII (1.25) | 56,851.162 | 19.73 | 1,121,673 |
| Qualified XII (1.30) | 4,375.882 | 19.63 | 85,899 |
| Qualified XII (1.35) | 13,346.923 | 19.54 | 260,799 |
| Qualified XII (1.40) | 17,981.186 | 19.45 | 349,734 |
| Qualified XII (1.45) | 1,872.163 | 19.35 | 36,226 |
| Qualified XII (1.50) | 1,484.181 | 19.26 | 28,585 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XV | 11,002.182 | $ 22.00 | $ 242,048 |
| Qualified XVI | 116,587.522 | 20.95 | 2,442,509 |
| Qualified XVII | 19,715.776 | 21.41 | 422,115 |
| Qualified XVIII | 13,174.903 | 23.99 | 316,066 |
| Qualified XXI | 55,771.788 | 22.22 | 1,239,249 |
| Qualified XXII | 51.386 | 22.51 | 1,157 |
| Qualified XXV | 16,903.926 | 21.98 | 371,548 |
| Qualified XXVI | 26,171.234 | 21.81 | 570,795 |
| Qualified XXVII | 1,611,949.845 | 25.03 | 40,347,105 |
| Qualified XXVIII | 893,631.901 | 24.95 | 22,296,116 |
| Qualified XXXI | 1,661.274 | 15.18 | 25,218 |
| Qualified XXXII | 16,798.431 | 11.83 | 198,725 |
| Qualified XXXIII (0.65) | 14,011.697 | 11.93 | 167,160 |
| | 13,744,909.897 | | $ 282,048,777 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 14,355.829 | $ 11.31 | $ 162,364 |
| ING MAP PLUS NP13 | 20.541 | 11.28 | 232 |
| ING MAP PLUS NP15 | 12,292.555 | 11.26 | 138,414 |
| ING MAP PLUS NP16 | 1,034.664 | 11.25 | 11,640 |
| ING MAP PLUS NP17 | 1,352.308 | 11.24 | 15,200 |
| ING MAP PLUS NP21 | 1,318.381 | 11.19 | 14,753 |
| ING MAP PLUS NP22 | 895.598 | 11.18 | 10,013 |
| ING MAP PLUS NP23 | 192.878 | 11.17 | 2,154 |
| ING MAP PLUS NP24 | 3,053.879 | 11.16 | 34,081 |
| ING MAP PLUS NP26 | 190.750 | 11.14 | 2,125 |
| ING MAP PLUS NP27 | 150.697 | 11.13 | 1,677 |
| Qualified XII (1.00) | 4,214.911 | 12.75 | 53,740 |
| | 39,072.991 | | $ 446,393 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 1,574,003 |
| Contracts in accumulation period: | | | |
| Qualified IX | 2,814.366 | $ 14.34 | 40,358 |
| Qualified V | 603.508 | 16.60 | 10,018 |
| Qualified VI | 3,707,990.341 | 16.95 | 62,850,436 |
| Qualified VII | 65,080.418 | 14.36 | 934,555 |
| Qualified VIII | 8,557.668 | 14.29 | 122,289 |
| Qualified X (1.15) | 71,579.496 | 17.16 | 1,228,304 |
| Qualified X (1.25) | 325,499.381 | 16.95 | 5,517,215 |
| Qualified XII (0.00) | 27.660 | 11.71 | 324 |
| Qualified XII (0.05) | 31,189.389 | 17.94 | 559,538 |
| Qualified XII (0.15) | 43,616.886 | 11.59 | 505,520 |
| Qualified XII (0.15) | 69,794.894 | 11.49 | 801,943 |
| Qualified XII (0.25) | 166,813.075 | 11.49 | 1,916,682 |
| Qualified XII (0.30) | 149,199.270 | 11.45 | 1,708,332 |
| Qualified XII (0.35) | 7,768.495 | 11.40 | 88,561 |
| Qualified XII (0.40) | 99,660.267 | 11.42 | 1,138,120 |
| Qualified XII (0.45) | 957.485 | 11.32 | 10,839 |
| Qualified XII (0.50) | 128,725.876 | 11.86 | 1,526,689 |
| Qualified XII (0.55) | 55,300.898 | 11.23 | 621,029 |
| Qualified XII (0.60) | 101,030.623 | 11.19 | 1,130,533 |
| Qualified XII (0.65) | 32,882.223 | 11.15 | 366,637 |
| Qualified XII (0.70) | 180,298.076 | 11.10 | 2,001,309 |
| Qualified XII (0.75) | 181,078.566 | 11.06 | 2,002,729 |
| Qualified XII (0.80) | 376,840.457 | 12.20 | 4,597,454 |
| Qualified XII (0.85) | 650,791.075 | 11.09 | 7,217,273 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.90) | 18,013.399 | $  11.79 | $  212,378 |
| Qualified XII (0.95) | 313,717.911 | 10.99 | 3,447,760 |
| Qualified XII (1.00) | 841,153.113 | 10.93 | 9,193,804 |
| Qualified XII (1.05) | 89,807.869 | 10.88 | 977,110 |
| Qualified XII (1.10) | 49,071.955 | 10.83 | 531,449 |
| Qualified XII (1.15) | 61,862.053 | 10.78 | 666,873 |
| Qualified XII (1.20) | 12,913.900 | 10.72 | 138,437 |
| Qualified XII (1.25) | 29,698.542 | 10.67 | 316,883 |
| Qualified XII (1.30) | 818.466 | 10.62 | 8,692 |
| Qualified XII (1.35) | 6,720.123 | 10.57 | 71,032 |
| Qualified XII (1.40) | 8,118.199 | 10.52 | 85,403 |
| Qualified XII (1.45) | 1,866.434 | 10.47 | 19,542 |
| Qualified XII (1.50) | 2,152.330 | 10.42 | 22,427 |
| Qualified XIX | 1,403.327 | 11.16 | 15,661 |
| Qualified XV | 14,907.790 | 17.42 | 259,694 |
| Qualified XVI | 89,250.376 | 16.59 | 1,480,664 |
| Qualified XVII | 55,378.613 | 16.95 | 938,667 |
| Qualified XVIII | 18,724.031 | 16.95 | 317,372 |
| Qualified XX | 2,074.776 | 14.70 | 30,499 |
| Qualified XXI | 36,917.847 | 17.59 | 649,385 |
| Qualified XXIX | 3,358.725 | 14.70 | 49,373 |
| Qualified XXV | 5,915.392 | 17.40 | 102,928 |
| Qualified XXVI | 13,508.585 | 17.27 | 233,293 |
| Qualified XXVII | 788,991.998 | 16.29 | 12,852,680 |
| Qualified XXVIII | 91,047.751 | 16.24 | 1,478,615 |
| Qualified XXX | 45,584.526 | 14.51 | 661,431 |
| Qualified XXXII | 99,736.630 | 12.65 | 1,261,668 |
| | 9,160,815.054 | | $  134,494,410 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 1,809,824 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 20.176 | $ 11.60 | 234 |
| ING MAP PLUS NP15 | 77,648.446 | 11.58 | 899,169 |
| ING MAP PLUS NP16 | 1,277.175 | 11.57 | 14,777 |
| ING MAP PLUS NP17 | 6,681.981 | 11.56 | 77,244 |
| ING MAP PLUS NP19 | 1,511.518 | 11.54 | 17,443 |
| ING MAP PLUS NP21 | 3,310.669 | 11.51 | 38,106 |
| ING MAP PLUS NP26 | 38.489 | 11.46 | 441 |
| Qualified V | 332.549 | 12.46 | 4,144 |
| Qualified VI | 2,497,770.915 | 12.53 | 31,297,070 |
| Qualified X (1.15) | 71,745.401 | 12.58 | 902,557 |
| Qualified X (1.25) | 311,675.294 | 12.53 | 3,905,291 |
| Qualified XII (0.00) | 631,945.385 | 13.12 | 8,291,123 |
| Qualified XII (0.15) | 3,409.450 | 13.05 | 44,493 |
| Qualified XII (0.30) | 16.092 | 12.98 | 209 |
| Qualified XII (0.35) | 36.729 | 12.95 | 476 |
| Qualified XII (0.50) | 8,057.736 | 12.88 | 103,784 |
| Qualified XII (0.55) | 16,862.684 | 12.86 | 216,854 |
| Qualified XII (0.60) | 21,710.110 | 12.84 | 278,758 |
| Qualified XII (0.65) | 3,522.020 | 12.81 | 45,117 |
| Qualified XII (0.70) | 75,989.598 | 12.79 | 971,907 |
| Qualified XII (0.75) | 88,489.571 | 12.77 | 1,130,012 |
| Qualified XII (0.80) | 409,752.551 | 12.74 | 5,220,248 |
| Qualified XII (0.85) | 231,844.839 | 12.72 | 2,949,066 |
| Qualified XII (0.90) | 25,253.341 | 12.69 | 320,465 |
| Qualified XII (0.95) | 177,804.607 | 12.67 | 2,252,784 |
| Qualified XII (1.00) | 1,379,960.890 | 12.65 | 17,456,505 |
| Qualified XII (1.05) | 60,219.262 | 12.63 | 760,569 |
| Qualified XII (1.10) | 13,175.482 | 12.60 | 166,011 |
| Qualified XII (1.15) | 6,189.121 | 12.58 | 77,859 |
| Qualified XII (1.20) | 5,423.998 | 12.56 | 68,125 |
| Qualified XII (1.25) | 866.581 | 11.85 | 10,269 |
| Qualified XII (1.25) | 57,718.574 | 12.53 | 723,214 |
| Qualified XII (1.30) | 286.953 | 12.51 | 3,590 |
| Qualified XII (1.35) | 2,268.617 | 12.49 | 28,335 |
| Qualified XII (1.40) | 2,306.718 | 12.46 | 28,742 |
| Qualified XII (1.45) | 170.861 | 12.44 | 2,126 |
| Qualified XII (1.50) | 326.148 | 12.42 | 4,051 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XV | 5,049.864 | 12.67 | 63,982 |
| Qualified XVI | 30,414.744 | 12.42 | 377,751 |
| Qualified XVII | 11,568.216 | 12.53 | 144,950 |
| Qualified XVIII | 11,556.316 | 12.65 | 146,187 |
| Qualified XXI | 8,280.109 | 12.74 | 105,489 |
| Qualified XXV | 9,174.500 | 12.77 | 117,158 |
| Qualified XXVI | 718.638 | 12.69 | 9,120 |
| Qualified XXVII | 1,142,127.107 | 14.77 | 16,869,217 |
| Qualified XXXII | 4,055.356 | 12.33 | 50,003 |
| Qualified XXXIII (0.40) | 10,377.258 | 12.97 | 134,593 |
| | 7,428,942.639 | | $ 98,139,442 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 1,290,678 |
| Contracts in accumulation period: | | | |
| Qualified V | 2,289.715 | $ 10.67 | 24,431 |
| Qualified VI | 13,027,738.362 | 10.69 | 139,266,523 |
| Qualified VIII | 15,123.032 | 10.69 | 161,665 |
| Qualified X (1.15) | 334,754.271 | 10.70 | 3,581,871 |
| Qualified X (1.25) | 1,614,519.674 | 10.69 | 17,259,215 |
| Qualified XII (0.05) | 121,103.461 | 11.21 | 1,357,570 |
| Qualified XII (0.15) | 46,321.618 | 10.79 | 499,810 |
| Qualified XII (0.15) | 106,096.334 | 10.75 | 1,140,536 |
| Qualified XII (0.25) | 1,465.064 | 11.16 | 16,350 |
| Qualified XII (0.25) | 139,896.060 | 11.16 | 1,561,240 |
| Qualified XII (0.30) | 20.728 | 10.78 | 223 |
| Qualified XII (0.35) | 44,745.341 | 11.15 | 498,911 |
| Qualified XII (0.35) | 691,638.957 | 11.15 | 7,711,774 |
| Qualified XII (0.40) | 1,338,340.792 | 11.14 | 14,909,116 |
| Qualified XII (0.45) | 312.568 | 10.76 | 3,363 |
| Qualified XII (0.50) | 842,926.830 | 11.15 | 9,398,634 |
| Qualified XII (0.55) | 157,585.433 | 11.12 | 1,752,350 |
| Qualified XII (0.55) | 644,514.751 | 11.12 | 7,167,004 |
| Qualified XII (0.60) | 6,409.939 | 11.10 | 71,150 |
| Qualified XII (0.60) | 212,266.164 | 11.10 | 2,356,154 |
| Qualified XII (0.65) | 105,579.683 | 11.09 | 1,170,879 |
| Qualified XII (0.65) | 124,966.029 | 11.09 | 1,385,873 |
| Qualified XII (0.70) | 24,560.605 | 11.08 | 272,132 |
| Qualified XII (0.70) | 464,730.114 | 11.08 | 5,149,210 |
| Qualified XII (0.75) | 307,349.313 | 11.07 | 3,402,357 |
| Qualified XII (0.75) | 718,791.132 | 11.07 | 7,957,018 |
| Qualified XII (0.80) | 1,180,581.216 | 11.12 | 13,128,063 |
| Qualified XII (0.85) | 156,588.451 | 11.12 | 1,741,264 |
| Qualified XII (0.85) | 1,225,357.404 | 11.12 | 13,625,974 |
| Qualified XII (0.90) | 58,428.444 | 11.10 | 648,556 |
| Qualified XII (0.95) | 109,534.559 | 11.10 | 1,215,834 |
| Qualified XII (0.95) | 887,069.341 | 11.10 | 9,846,470 |
| Qualified XII (1.00) | 3,397,749.061 | 10.71 | 36,389,892 |
| Qualified XII (1.05) | 96,956.035 | 11.09 | 1,075,242 |
| Qualified XII (1.05) | 471,249.363 | 11.09 | 5,226,155 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.10) | 13,733.279 | $ 11.08 | $ 152,165 |
| Qualified XII (1.10) | 276,512.124 | 11.08 | 3,063,754 |
| Qualified XII (1.15) | 159,936.286 | 11.07 | 1,770,495 |
| Qualified XII (1.20) | 4,406.102 | 11.06 | 48,731 |
| Qualified XII (1.20) | 131,180.313 | 11.06 | 1,450,854 |
| Qualified XII (1.25) | 79.936 | 10.69 | 855 |
| Qualified XII (1.25) | 267,316.343 | 11.06 | 2,956,519 |
| Qualified XII (1.30) | 27,187.360 | 11.05 | 300,420 |
| Qualified XII (1.35) | 30,869.319 | 10.68 | 329,684 |
| Qualified XII (1.40) | 4,159.397 | 11.17 | 46,460 |
| Qualified XII (1.40) | 79,254.106 | 11.17 | 885,268 |
| Qualified XII (1.45) | 12,593.259 | 10.67 | 134,370 |
| Qualified XII (1.50) | 8,472.734 | 10.66 | 90,319 |
| Qualified XV | 33,741.244 | 10.71 | 361,369 |
| Qualified XVI | 313,107.240 | 10.66 | 3,337,723 |
| Qualified XVII | 10,255.186 | 10.69 | 109,628 |
| Qualified XVIII | 115,026.221 | 10.69 | 1,229,630 |
| Qualified XXI | 137,160.585 | 10.73 | 1,471,733 |
| Qualified XXV | 160,371.005 | 10.73 | 1,720,781 |
| Qualified XXVI | 39,272.516 | 10.72 | 421,001 |
| Qualified XXVII | 1,132,003.132 | 10.73 | 12,146,394 |
| Qualified XXXII | 33,215.159 | 10.69 | 355,070 |
| Qualified XXXIII (0.65) | 8,593.591 | 10.74 | 92,295 |
| | 31,676,006.281 | | $ 344,739,005 |
| | | | |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 24.200 | $ 34.40 | $ 832 |
| Qualified X (1.25) | 8.305 | 11.11 | 92 |
| Qualified XII (1.00) | 350.427 | 34.76 | 12,181 |
| | 382.932 | | $ 13,105 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $       488,625 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 357.057 | $    11.20 | 3,999 |
| ING MAP PLUS NP11 | 176.262 | 11.19 | 1,972 |
| ING MAP PLUS NP13 | 13,429.427 | 11.17 | 150,007 |
| ING MAP PLUS NP14 | 9,853.008 | 11.16 | 109,960 |
| ING MAP PLUS NP15 | 73,151.457 | 11.15 | 815,639 |
| ING MAP PLUS NP17 | 2,920.394 | 11.13 | 32,504 |
| ING MAP PLUS NP20 | 5,377.094 | 11.09 | 59,632 |
| ING MAP PLUS NP21 | 30,617.585 | 11.08 | 339,243 |
| ING MAP PLUS NP22 | 6,816.051 | 11.07 | 75,454 |
| ING MAP PLUS NP23 | 2,396.733 | 11.06 | 26,508 |
| ING MAP PLUS NP26 | 4,011.494 | 11.03 | 44,247 |
| ING MAP PLUS NP28 | 6,911.143 | 11.01 | 76,092 |
| ING MAP PLUS NP29 | 1,619.357 | 11.00 | 17,813 |
| ING MAP PLUS NP30 | 34.006 | 10.99 | 374 |
| ING MAP PLUS NP32 | 1,886.479 | 10.97 | 20,695 |
| ING MAP PLUS NP7 | 1,762.071 | 11.23 | 19,788 |
| Qualified V | 110.389 | 17.49 | 1,931 |
| Qualified VI | 1,574,700.671 | 17.79 | 28,013,925 |
| Qualified X (1.15) | 22,237.641 | 18.40 | 409,173 |
| Qualified X (1.25) | 186,600.864 | 18.21 | 3,398,002 |
| Qualified XII (0.00) | 8,367.662 | 12.04 | 100,747 |
| Qualified XII (0.00) | 13,009.442 | 12.17 | 158,325 |
| Qualified XII (0.05) | 24,120.359 | 18.82 | 453,945 |
| Qualified XII (0.25) | 39,577.459 | 12.38 | 489,969 |
| Qualified XII (0.30) | 26,464.806 | 12.33 | 326,311 |
| Qualified XII (0.35) | 4,600.116 | 12.29 | 56,535 |
| Qualified XII (0.40) | 330,099.998 | 17.01 | 5,615,001 |
| Qualified XII (0.45) | 33.548 | 12.19 | 409 |
| Qualified XII (0.50) | 43,716.782 | 12.50 | 546,460 |
| Qualified XII (0.55) | 36,576.002 | 12.10 | 442,570 |
| Qualified XII (0.60) | 17,880.101 | 12.05 | 215,455 |
| Qualified XII (0.65) | 4,060.903 | 12.01 | 48,771 |
| Qualified XII (0.70) | 155,404.982 | 11.96 | 1,858,644 |
| Qualified XII (0.75) | 217,838.190 | 11.92 | 2,596,631 |
| Qualified XII (0.80) | 140,340.855 | 12.52 | 1,757,068 |
| Qualified XII (0.85) | 135,089.571 | 16.52 | 2,231,680 |
| Qualified XII (0.90) | 2,383.411 | 12.27 | 29,244 |
| Qualified XII (0.95) | 143,495.902 | 16.36 | 2,347,593 |
| Qualified XII (1.00) | 305,630.701 | 16.28 | 4,975,668 |
| Qualified XII (1.05) | 375,249.045 | 16.20 | 6,079,035 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced Portfolio - Class I (continued)** | | | |
| Qualified XII (1.10) | 77,120.478 | $ 16.12 | $ 1,243,182 |
| Qualified XII (1.15) | 91,279.508 | 16.05 | 1,465,036 |
| Qualified XII (1.20) | 17,281.255 | 15.97 | 275,982 |
| Qualified XII (1.25) | 39,355.072 | 15.89 | 625,352 |
| Qualified XII (1.30) | 10,885.224 | 15.82 | 172,204 |
| Qualified XII (1.35) | 872.853 | 15.74 | 13,739 |
| Qualified XII (1.40) | 18,722.172 | 15.67 | 293,376 |
| Qualified XII (1.45) | 852.051 | 15.59 | 13,283 |
| Qualified XII (1.50) | 5,130.547 | 15.52 | 79,626 |
| Qualified XV | 4,131.249 | 18.28 | 75,519 |
| Qualified XVI | 30,818.921 | 17.40 | 536,249 |
| Qualified XVII | 10,241.445 | 18.33 | 187,726 |
| Qualified XVIII | 12,795.627 | 18.76 | 240,046 |
| Qualified XXI | 6,425.471 | 18.46 | 118,614 |
| Qualified XXII | 508.986 | 18.70 | 9,518 |
| Qualified XXV | 1,435.353 | 18.40 | 26,410 |
| Qualified XXVI | 309.650 | 18.26 | 5,654 |
| Qualified XXVII | 115,515.114 | 18.02 | 2,081,582 |
| Qualified XXVIII | 96,767.770 | 17.97 | 1,738,917 |
| Qualified XXXII | 3,746.343 | 11.53 | 43,195 |
| Qualified XXXIII (0.65) | 383.524 | 11.98 | 4,595 |
| | 4,513,487.631 | | $ 73,685,449 |
| | | | |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 382,174 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 854.762 | $ 11.53 | 9,855 |
| ING MAP PLUS NP11 | 1,258.138 | 11.52 | 14,494 |
| ING MAP PLUS NP13 | 18,575.466 | 11.49 | 213,432 |
| ING MAP PLUS NP14 | 1,482.372 | 11.48 | 17,018 |
| ING MAP PLUS NP15 | 6,765.581 | 11.47 | 77,601 |
| ING MAP PLUS NP17 | 7,030.740 | 11.45 | 80,502 |
| ING MAP PLUS NP19 | 3,325.812 | 11.43 | 38,014 |
| ING MAP PLUS NP20 | 3,700.421 | 11.42 | 42,259 |
| ING MAP PLUS NP21 | 21,241.903 | 11.41 | 242,370 |
| ING MAP PLUS NP22 | 1,361.294 | 11.40 | 15,519 |
| ING MAP PLUS NP23 | 1,054.069 | 11.38 | 11,995 |
| ING MAP PLUS NP26 | 493.635 | 11.35 | 5,603 |
| ING MAP PLUS NP28 | 4,524.601 | 11.33 | 51,264 |
| ING MAP PLUS NP29 | 6,477.658 | 11.32 | 73,327 |
| ING MAP PLUS NP30 | 15.241 | 11.31 | 172 |
| ING MAP PLUS NP32 | 1,028.853 | 11.29 | 11,616 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP7 | 1,185.394 | $    11.56 | $        13,703 |
| Qualified V | 51.805 | 18.35 | 951 |
| Qualified VI | 1,918,046.900 | 18.66 | 35,790,755 |
| Qualified VIII | 8.584 | 18.64 | 160 |
| Qualified X (1.15) | 47,397.402 | 19.39 | 919,036 |
| Qualified X (1.25) | 212,376.737 | 19.19 | 4,075,510 |
| Qualified XII (0.00) | 8,319.861 | 12.22 | 101,669 |
| Qualified XII (0.00) | 21,992.569 | 12.35 | 271,608 |
| Qualified XII (0.05) | 8,032.247 | 19.74 | 158,557 |
| Qualified XII (0.25) | 66,388.649 | 12.00 | 796,664 |
| Qualified XII (0.30) | 25,002.436 | 11.96 | 299,029 |
| Qualified XII (0.35) | 8,300.662 | 11.91 | 98,861 |
| Qualified XII (0.40) | 113,931.404 | 17.56 | 2,000,635 |
| Qualified XII (0.50) | 59,028.906 | 12.19 | 719,562 |
| Qualified XII (0.55) | 49,371.708 | 11.73 | 579,130 |
| Qualified XII (0.60) | 11,314.630 | 11.69 | 132,268 |
| Qualified XII (0.65) | 7,129.921 | 11.64 | 82,992 |
| Qualified XII (0.70) | 187,473.703 | 11.60 | 2,174,695 |
| Qualified XII (0.75) | 196,971.682 | 11.56 | 2,276,993 |
| Qualified XII (0.80) | 165,249.423 | 12.24 | 2,022,653 |
| Qualified XII (0.85) | 216,238.285 | 17.04 | 3,684,700 |
| Qualified XII (0.90) | 2,399.143 | 11.98 | 28,742 |
| Qualified XII (0.95) | 115,381.393 | 16.88 | 1,947,638 |
| Qualified XII (1.00) | 569,316.167 | 16.80 | 9,564,512 |
| Qualified XII (1.05) | 149,811.350 | 16.72 | 2,504,846 |
| Qualified XII (1.10) | 78,885.026 | 16.64 | 1,312,647 |
| Qualified XII (1.15) | 78,751.571 | 16.56 | 1,304,126 |
| Qualified XII (1.20) | 17,403.203 | 16.48 | 286,805 |
| Qualified XII (1.25) | 29,864.402 | 16.40 | 489,776 |
| Qualified XII (1.30) | 19,822.515 | 16.32 | 323,503 |
| Qualified XII (1.35) | 431.052 | 16.24 | 7,000 |
| Qualified XII (1.40) | 11,524.194 | 16.16 | 186,231 |
| Qualified XII (1.45) | 372.960 | 16.09 | 6,001 |
| Qualified XII (1.50) | 2,778.613 | 16.01 | 44,486 |
| Qualified XV | 4,463.983 | 19.17 | 85,575 |
| Qualified XVI | 37,572.417 | 18.25 | 685,697 |
| Qualified XVIII | 3,528.078 | 19.77 | 69,750 |
| Qualified XXI | 10,340.514 | 19.36 | 200,192 |
| Qualified XXII | 1,446.346 | 19.61 | 28,363 |
| Qualified XXV | 6,297.064 | 19.30 | 121,533 |
| Qualified XXVI | 291.973 | 19.15 | 5,591 |
| Qualified XXVII | 104,164.948 | 18.90 | 1,968,718 |
| Qualified XXVIII | 127,465.054 | 18.84 | 2,401,442 |
| Qualified XXXII | 7,483.244 | 11.96 | 89,500 |
| Qualified XXXIII (0.65) | 3,070.124 | 12.16 | 37,333 |
| | 4,785,868.788 | | $    81,187,353 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $      779,179 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 72.226 | $   10.91 | 788 |
| ING MAP PLUS NP11 | 412.690 | 10.90 | 4,498 |
| ING MAP PLUS NP13 | 11,240.964 | 10.88 | 122,302 |
| ING MAP PLUS NP14 | 2,969.746 | 10.87 | 32,281 |
| ING MAP PLUS NP15 | 132,088.085 | 10.86 | 1,434,477 |
| ING MAP PLUS NP17 | 451.381 | 10.84 | 4,893 |
| ING MAP PLUS NP19 | 2,561.617 | 10.81 | 27,691 |
| ING MAP PLUS NP20 | 1,772.888 | 10.80 | 19,147 |
| ING MAP PLUS NP21 | 10,758.285 | 10.79 | 116,082 |
| ING MAP PLUS NP22 | 1,655.975 | 10.78 | 17,851 |
| ING MAP PLUS NP23 | 4,316.482 | 10.77 | 46,489 |
| ING MAP PLUS NP26 | 128.982 | 10.74 | 1,385 |
| ING MAP PLUS NP28 | 1,480.325 | 10.72 | 15,869 |
| ING MAP PLUS NP29 | 976.783 | 10.71 | 10,461 |
| ING MAP PLUS NP30 | 15.544 | 10.70 | 166 |
| ING MAP PLUS NP32 | 358.310 | 10.68 | 3,827 |
| ING MAP PLUS NP7 | 1,407.066 | 10.94 | 15,393 |
| Qualified V | 23.377 | 17.15 | 401 |
| Qualified VI | 691,461.679 | 17.44 | 12,059,092 |
| Qualified X (1.15) | 35,156.185 | 17.70 | 622,264 |
| Qualified X (1.25) | 113,846.423 | 17.51 | 1,993,451 |
| Qualified XII (0.00) | 5,749.060 | 11.91 | 68,471 |
| Qualified XII (0.00) | 7,713.215 | 12.04 | 92,867 |
| Qualified XII (0.05) | 17,787.569 | 18.45 | 328,181 |
| Qualified XII (0.25) | 12,094.345 | 13.24 | 160,129 |
| Qualified XII (0.30) | 25,510.353 | 13.19 | 336,482 |
| Qualified XII (0.35) | 872.904 | 13.14 | 11,470 |
| Qualified XII (0.40) | 123,459.113 | 17.03 | 2,102,509 |
| Qualified XII (0.45) | 20.561 | 13.04 | 268 |
| Qualified XII (0.50) | 7,965.744 | 13.28 | 105,785 |
| Qualified XII (0.55) | 16,926.107 | 12.94 | 219,024 |
| Qualified XII (0.60) | 25,959.303 | 12.89 | 334,615 |
| Qualified XII (0.65) | 2,314.635 | 12.84 | 29,720 |
| Qualified XII (0.70) | 72,424.655 | 12.79 | 926,311 |
| Qualified XII (0.75) | 87,089.042 | 12.74 | 1,109,514 |
| Qualified XII (0.80) | 122,843.710 | 13.16 | 1,616,623 |
| Qualified XII (0.85) | 56,267.384 | 16.53 | 930,100 |
| Qualified XII (0.90) | 856.334 | 12.98 | 11,115 |
| Qualified XII (0.95) | 64,880.126 | 16.37 | 1,062,088 |
| Qualified XII (1.00) | 304,390.410 | 16.30 | 4,961,564 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Income Portfolio - Class I (continued)** | | | |
| Qualified XII (1.05) | 55,214.425 | $ 16.22 | $ 895,578 |
| Qualified XII (1.10) | 49,573.994 | 16.14 | 800,124 |
| Qualified XII (1.15) | 28,309.859 | 16.06 | 454,656 |
| Qualified XII (1.20) | 3,971.717 | 15.98 | 63,468 |
| Qualified XII (1.25) | 15,934.136 | 15.91 | 253,512 |
| Qualified XII (1.30) | 3,337.466 | 15.83 | 52,832 |
| Qualified XII (1.35) | 322.902 | 15.76 | 5,089 |
| Qualified XII (1.40) | 7,706.934 | 15.68 | 120,845 |
| Qualified XII (1.45) | 2,269.731 | 15.60 | 35,408 |
| Qualified XII (1.50) | 556.113 | 15.53 | 8,636 |
| Qualified XV | 642.951 | 17.92 | 11,522 |
| Qualified XVI | 18,024.479 | 17.06 | 307,498 |
| Qualified XVII | 13,009.130 | 17.97 | 233,774 |
| Qualified XVIII | 34,045.770 | 18.05 | 614,526 |
| Qualified XXI | 4,445.682 | 18.10 | 80,467 |
| Qualified XXV | 6,298.322 | 18.04 | 113,622 |
| Qualified XXVI | 901.713 | 17.90 | 16,141 |
| Qualified XXVII | 105,628.845 | 17.67 | 1,866,462 |
| Qualified XXVIII | 81,622.566 | 17.61 | 1,437,373 |
| Qualified XXXII | 3,695.272 | 11.13 | 41,128 |
| Qualified XXXIII (0.65) | 1,680.981 | 11.85 | 19,920 |
| | 2,405,472.571 | | $ 39,167,404 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 152,471,262 |
| Contracts in accumulation period: | | | |
| Qualified I | 41,439.128 | $ 281.01 | 11,644,809 |
| Qualified IX | 6,598.428 | 20.92 | 138,039 |
| Qualified V | 893.146 | 21.45 | 19,158 |
| Qualified VI | 39,955,564.892 | 21.74 | 868,633,981 |
| Qualified VII | 3,460,419.736 | 20.58 | 71,215,438 |
| Qualified VIII | 42,660.614 | 20.17 | 860,465 |
| Qualified X (1.15) | 816,287.616 | 22.01 | 17,966,490 |
| Qualified X (1.25) | 6,315,276.777 | 21.74 | 137,294,117 |
| Qualified XII (0.00) | 72.798 | 9.62 | 700 |
| Qualified XII (0.00) | 351,334.096 | 10.61 | 3,727,655 |
| Qualified XII (0.00) | 426,795.306 | 10.49 | 4,477,083 |
| Qualified XII (0.05) | 205,912.216 | 23.01 | 4,738,040 |
| Qualified XII (0.25) | 2,061,293.020 | 9.44 | 19,458,606 |
| Qualified XII (0.30) | 627,161.063 | 9.41 | 5,901,586 |
| Qualified XII (0.35) | 202,922.222 | 9.37 | 1,901,381 |
| Qualified XII (0.40) | 215,710.196 | 15.40 | 3,321,937 |
| Qualified XII (0.45) | 3,750.665 | 9.30 | 34,881 |
| Qualified XII (0.50) | 1,787,620.799 | 9.74 | 17,411,427 |
| Qualified XII (0.55) | 772,964.972 | 9.23 | 7,134,467 |
| Qualified XII (0.60) | 1,635,914.115 | 9.20 | 15,050,410 |
| Qualified XII (0.65) | 140,633.233 | 9.16 | 1,288,200 |
| Qualified XII (0.70) | 1,507,403.657 | 9.13 | 13,762,595 |
| Qualified XII (0.75) | 2,464,739.670 | 9.09 | 22,404,484 |
| Qualified XII (0.80) | 4,634,085.301 | 9.93 | 46,016,467 |
| Qualified XII (0.85) | 4,802,154.025 | 14.95 | 71,792,203 |
| Qualified XII (0.90) | 169,583.896 | 9.59 | 1,626,310 |
| Qualified XII (0.95) | 1,962,636.229 | 14.80 | 29,047,016 |
| Qualified XII (1.00) | 7,617,502.570 | 14.73 | 112,205,813 |
| Qualified XII (1.05) | 563,988.012 | 14.66 | 8,268,064 |
| Qualified XII (1.10) | 370,045.229 | 14.59 | 5,398,960 |
| Qualified XII (1.15) | 258,276.379 | 14.52 | 3,750,173 |
| Qualified XII (1.20) | 59,263.504 | 14.45 | 856,358 |
| Qualified XII (1.25) | 153.931 | 11.71 | 1,803 |
| Qualified XII (1.25) | 117,338.552 | 14.38 | 1,687,328 |
| Qualified XII (1.30) | 7,006.883 | 14.31 | 100,269 |
| Qualified XII (1.35) | 2,032.344 | 14.24 | 28,941 |
| Qualified XII (1.40) | 42,867.709 | 14.18 | 607,864 |
| Qualified XII (1.45) | 389.258 | 14.11 | 5,492 |
| Qualified XII (1.50) | 8,020.373 | 14.04 | 112,606 |
| Qualified XIX | 20,526.813 | 287.09 | 5,893,043 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I (continued)** | | | |
| Qualified XV | 324,581.993 | $ 22.34 | $ 7,251,162 |
| Qualified XVI | 733,906.261 | 21.27 | 15,610,186 |
| Qualified XVII | 2,114,386.943 | 22.21 | 46,960,534 |
| Qualified XVIII | 2,370,472.041 | 22.21 | 52,648,184 |
| Qualified XX | 53,792.099 | 217.51 | 11,700,320 |
| Qualified XXI | 251,743.008 | 22.56 | 5,679,322 |
| Qualified XXII | 782.979 | 22.85 | 17,891 |
| Qualified XXIX | 1,784.791 | 212.90 | 379,982 |
| Qualified XXV | 98,693.737 | 22.49 | 2,219,622 |
| Qualified XXVI | 74,539.028 | 22.31 | 1,662,966 |
| Qualified XXVII | 675,775.960 | 215.73 | 145,785,148 |
| Qualified XXVIII | 9,417.936 | 215.05 | 2,025,327 |
| Qualified XXX | 34,905.279 | 210.22 | 7,337,788 |
| Qualified XXXII | 651,091.115 | 11.95 | 7,780,539 |
| | 91,075,112.543 | | $ 1,975,314,892 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 136,434.316 | $ 10.54 | $ 1,438,018 |
| | 136,434.316 | | $ 1,438,018 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,392.728 | $ 10.15 | $ 14,136 |
| Qualified VI | 161,738.384 | 10.19 | 1,648,114 |
| Qualified XII (0.80) | 108,974.777 | 10.29 | 1,121,350 |
| Qualified XII (0.95) | 0.569 | 10.26 | 6 |
| Qualified XII (1.00) | 546,241.206 | 10.24 | 5,593,510 |
| Qualified XII (1.10) | 3,208.240 | 10.22 | 32,788 |
| Qualified XII (1.25) | 100.314 | 10.18 | 1,021 |
| Qualified XVII | 15,317.151 | 10.20 | 156,235 |
| Qualified XXVII | 56,033.602 | 10.25 | 574,344 |
| Qualified XXVIII | 196,915.608 | 10.29 | 2,026,262 |
| | 1,089,922.579 | | $ 11,167,766 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,115,566.302 | $ 9.91 | $ 11,055,262 |
| Qualified X (1.15) | 158,812.602 | 9.86 | 1,565,892 |
| Qualified X (1.25) | 427,312.257 | 9.86 | 4,213,299 |
| Qualified XII (0.80) | 323,717.099 | 9.99 | 3,233,934 |
| Qualified XII (0.85) | 26,998.590 | 9.98 | 269,446 |
| Qualified XII (0.95) | 7,172.781 | 9.96 | 71,441 |
| Qualified XII (1.00) | 738,497.842 | 9.94 | 7,340,669 |
| Qualified XII (1.10) | 6,709.354 | 9.92 | 66,557 |
| Qualified XII (1.15) | 29,239.055 | 9.91 | 289,759 |
| Qualified XII (1.25) | 1,414.069 | 9.89 | 13,985 |
| Qualified XVI | 638.847 | 9.86 | 6,299 |
| Qualified XVIII | 97,594.188 | 9.87 | 963,255 |
| Qualified XXVII | 742,593.346 | 9.96 | 7,396,230 |
| Qualified XXVIII | 27,391.918 | 9.99 | 273,645 |
| Qualified XXXII | 36,789.421 | 9.86 | 362,744 |
| | 3,740,447.671 | | $ 37,122,417 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 7,116.517 | $ 10.57 | 75,222 |
| Qualified X (1.25) | 35,092.982 | 10.57 | 370,933 |
| Qualified XXXII | 18,825.560 | 10.57 | 198,986 |
| | 61,035.059 | | $ 645,141 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 139,501.569 | $ 10.17 | $ 1,418,731 |
| Qualified X (1.25) | 237,320.353 | 10.17 | 2,413,548 |
| Qualified XVIII | 42,364.258 | 10.17 | 430,845 |
| Qualified XXXII | 34,698.209 | 10.17 | 352,881 |
| | 453,884.389 | | $ 4,616,005 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 61,558.108 | $ 10.06 | $ 619,275 |
| Qualified X (1.25) | 88,068.820 | 10.06 | 885,972 |
| Qualified XVIII | 51,960.916 | 10.06 | 522,727 |
| Qualified XXVI | 136,396.910 | 10.11 | 1,378,973 |
| Qualified XXVIII | 44,135.242 | 10.12 | 446,649 |
| Qualified XXXII | 8,494.374 | 10.06 | 85,453 |
| | 390,614.370 | | $ 3,939,049 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 34,732.151 | $ 10.10 | $ 350,795 |
| Qualified X (1.25) | 82,931.374 | 10.10 | 837,607 |
| Qualified XVIII | 35,670.641 | 10.10 | 360,273 |
| Qualified XXXII | 763.862 | 10.10 | 7,715 |
| | 154,098.028 | | $ 1,556,390 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 373.846 | $ 9.97 | $ 3,727 |
| Qualified X (1.25) | 20,039.504 | 9.97 | 199,794 |
| Qualified XVIII | 1,539.439 | 9.98 | 15,364 |
| Qualified XXXII | 151.612 | 9.97 | 1,512 |
| | 22,104.401 | | $ 220,397 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 7,272.775 | $ 9.98 | $ 72,582 |
| Qualified XXXII | 3,488.198 | 9.98 | 34,812 |
| | 10,760.973 | | $ 107,394 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 141.262 | $ 10.02 | $ 1,415 |
| Qualified X (1.25) | 5,234.504 | 10.01 | 52,397 |
| Qualified XXXII | 2,623.772 | 10.01 | 26,264 |
| | 7,999.538 | | $ 80,076 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Global Science and Technology Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 332.122 | $ 10.57 | $ 3,511 |
| ING MAP PLUS NP15 | 2,122.546 | 10.56 | 22,414 |
| ING MAP PLUS NP21 | 754.395 | 10.50 | 7,921 |
| Qualified V | 2,126.784 | 3.94 | 8,380 |
| Qualified VI | 3,754,607.259 | 3.98 | 14,943,337 |
| Qualified VIII | 1,743.023 | 3.98 | 6,937 |
| Qualified X (1.15) | 32,497.600 | 4.00 | 129,990 |
| Qualified X (1.25) | 242,450.769 | 3.98 | 964,954 |
| Qualified XII (0.00) | 9,204.353 | 10.00 | 92,044 |
| Qualified XII (0.00) | 22,011.896 | 9.89 | 217,698 |
| Qualified XII (0.05) | 118,140.921 | 4.16 | 491,466 |
| Qualified XII (0.25) | 77,393.501 | 4.21 | 325,827 |
| Qualified XII (0.30) | 101,949.086 | 4.20 | 428,186 |
| Qualified XII (0.50) | 80,343.137 | 4.15 | 333,424 |
| Qualified XII (0.55) | 123,809.258 | 4.14 | 512,570 |
| Qualified XII (0.60) | 159,289.511 | 4.13 | 657,866 |
| Qualified XII (0.65) | 45,020.856 | 4.11 | 185,036 |
| Qualified XII (0.70) | 253,811.395 | 4.10 | 1,040,627 |
| Qualified XII (0.75) | 208,991.484 | 4.09 | 854,775 |
| Qualified XII (0.80) | 1,069,935.642 | 4.08 | 4,365,337 |
| Qualified XII (0.85) | 510,662.383 | 4.07 | 2,078,396 |
| Qualified XII (0.90) | 17,439.618 | 4.06 | 70,805 |
| Qualified XII (0.95) | 377,882.213 | 4.04 | 1,526,644 |
| Qualified XII (1.00) | 1,101,729.809 | 4.03 | 4,439,971 |
| Qualified XII (1.05) | 101,298.323 | 4.02 | 407,219 |
| Qualified XII (1.10) | 51,987.449 | 4.01 | 208,470 |
| Qualified XII (1.15) | 15,143.425 | 4.00 | 60,574 |
| Qualified XII (1.20) | 58,722.940 | 3.99 | 234,305 |
| Qualified XII (1.25) | 69,009.922 | 3.98 | 274,659 |
| Qualified XII (1.30) | 2,206.601 | 3.96 | 8,738 |
| Qualified XII (1.35) | 15,394.823 | 3.95 | 60,810 |
| Qualified XII (1.40) | 17,251.650 | 3.94 | 67,972 |
| Qualified XII (1.45) | 2,122.672 | 3.93 | 8,342 |
| Qualified XV | 17,333.798 | 4.05 | 70,202 |
| Qualified XVI | 51,620.579 | 3.92 | 202,353 |
| Qualified XVII | 4,731.417 | 4.03 | 19,068 |
| Qualified XVIII | 3,723.496 | 4.03 | 15,006 |
| Qualified XXI | 167,365.123 | 4.08 | 682,850 |
| Qualified XXV | 33,411.823 | 4.12 | 137,657 |
| Qualified XXVI | 23,024.194 | 4.08 | 93,939 |
| Qualified XXVII | 1,082,709.551 | 3.94 | 4,265,876 |
| Qualified XXXII | 2,476.214 | 11.04 | 27,337 |
| | 10,033,783.561 | | $ 40,553,493 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 208,892 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,052,841.933 | $ 15.45 | 31,716,408 |
| Qualified VIII | 554.283 | 15.44 | 8,558 |
| Qualified X (1.15) | 40,089.277 | 15.58 | 624,591 |
| Qualified X (1.25) | 240,765.657 | 15.45 | 3,719,829 |
| Qualified XII (0.00) | 14,266.832 | 10.37 | 147,947 |
| Qualified XII (0.00) | 38,764.673 | 10.26 | 397,726 |
| Qualified XII (0.05) | 14,175.827 | 16.33 | 231,491 |
| Qualified XII (0.25) | 40,164.282 | 10.62 | 426,545 |
| Qualified XII (0.30) | 64,335.784 | 10.58 | 680,673 |
| Qualified XII (0.35) | 71,499.089 | 10.54 | 753,600 |
| Qualified XII (0.40) | 423,077.127 | 16.49 | 6,976,542 |
| Qualified XII (0.45) | 77.851 | 10.46 | 814 |
| Qualified XII (0.50) | 73,767.487 | 11.27 | 831,360 |
| Qualified XII (0.55) | 48,366.009 | 10.38 | 502,039 |
| Qualified XII (0.60) | 69,952.938 | 10.34 | 723,313 |
| Qualified XII (0.65) | 5,855.766 | 10.30 | 60,314 |
| Qualified XII (0.70) | 181,274.906 | 10.27 | 1,861,693 |
| Qualified XII (0.75) | 173,434.504 | 10.23 | 1,774,235 |
| Qualified XII (0.80) | 341,021.468 | 11.60 | 3,955,849 |
| Qualified XII (0.85) | 158,364.548 | 16.00 | 2,533,833 |
| Qualified XII (0.90) | 13,515.277 | 11.21 | 151,506 |
| Qualified XII (0.95) | 141,414.476 | 15.86 | 2,242,834 |
| Qualified XII (1.00) | 726,851.615 | 15.79 | 11,476,987 |
| Qualified XII (1.05) | 62,613.611 | 15.72 | 984,286 |
| Qualified XII (1.10) | 50,036.824 | 15.65 | 783,076 |
| Qualified XII (1.15) | 24,712.412 | 15.58 | 385,019 |
| Qualified XII (1.20) | 9,581.460 | 15.52 | 148,704 |
| Qualified XII (1.25) | 29,816.727 | 15.45 | 460,668 |
| Qualified XII (1.30) | 1,354.176 | 15.38 | 20,827 |
| Qualified XII (1.35) | 1,041.201 | 15.31 | 15,941 |
| Qualified XII (1.40) | 9,273.585 | 15.25 | 141,422 |
| Qualified XII (1.45) | 1,200.988 | 15.18 | 18,231 |
| Qualified XII (1.50) | 2,111.886 | 15.12 | 31,932 |
| Qualified XV | 7,582.695 | 15.86 | 120,262 |
| Qualified XVI | 53,382.661 | 15.12 | 807,146 |
| Qualified XVII | 6,069.686 | 15.45 | 93,777 |
| Qualified XVIII | 33,664.994 | 15.92 | 535,947 |
| Qualified XXI | 32,025.738 | 16.02 | 513,052 |
| Qualified XXV | 13,756.170 | 15.98 | 219,824 |
| Qualified XXVI | 13,454.670 | 15.86 | 213,391 |
| Qualified XXVII | 224,788.800 | 5.81 | 1,306,023 |
| Qualified XXXII | 8,067.230 | 11.81 | 95,274 |
| | 5,518,967.123 | | $ 78,902,381 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 4,943,189 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 10,176.431 | $ 11.27 | 114,688 |
| ING MAP PLUS NP11 | 1,585.762 | 11.26 | 17,856 |
| ING MAP PLUS NP13 | 11,226.739 | 11.23 | 126,076 |
| ING MAP PLUS NP14 | 8,602.797 | 11.22 | 96,523 |
| ING MAP PLUS NP15 | 5,768.810 | 11.21 | 64,668 |
| ING MAP PLUS NP16 | 443.763 | 11.20 | 4,970 |
| ING MAP PLUS NP17 | 6,750.627 | 11.19 | 75,540 |
| ING MAP PLUS NP20 | 12,860.756 | 11.16 | 143,526 |
| ING MAP PLUS NP21 | 2,593.801 | 11.15 | 28,921 |
| ING MAP PLUS NP23 | 1,432.246 | 11.13 | 15,941 |
| ING MAP PLUS NP24 | 2,073.201 | 11.12 | 23,054 |
| ING MAP PLUS NP26 | 39.114 | 11.10 | 434 |
| ING MAP PLUS NP27 | 51.586 | 11.09 | 572 |
| ING MAP PLUS NP28 | 3,482.485 | 11.07 | 38,551 |
| ING MAP PLUS NP29 | 1,310.461 | 11.06 | 14,494 |
| ING MAP PLUS NP30 | 5,467.495 | 11.05 | 60,416 |
| ING MAP PLUS NP6 | 4,032.676 | 11.31 | 45,610 |
| ING MAP PLUS NP7 | 6,310.741 | 11.30 | 71,311 |
| Qualified V | 25.107 | 19.01 | 477 |
| Qualified VI | 10,857,694.670 | 19.30 | 209,553,507 |
| Qualified VIII | 4,732.827 | 19.28 | 91,249 |
| Qualified X (1.15) | 277,466.832 | 19.48 | 5,405,054 |
| Qualified X (1.25) | 1,034,445.782 | 19.30 | 19,964,804 |
| Qualified XII (0.00) | 78,022.171 | 11.35 | 885,552 |
| Qualified XII (0.00) | 153,542.496 | 11.22 | 1,722,747 |
| Qualified XII (0.05) | 295,039.758 | 20.42 | 6,024,712 |
| Qualified XII (0.25) | 328,361.288 | 12.48 | 4,097,949 |
| Qualified XII (0.30) | 115,979.455 | 12.43 | 1,441,625 |
| Qualified XII (0.35) | 295,355.093 | 12.39 | 3,659,450 |
| Qualified XII (0.40) | 507,655.375 | 20.64 | 10,478,007 |
| Qualified XII (0.45) | 716.378 | 12.29 | 8,804 |
| Qualified XII (0.50) | 208,674.743 | 13.02 | 2,716,945 |
| Qualified XII (0.55) | 301,428.729 | 12.20 | 3,677,430 |
| Qualified XII (0.60) | 295,687.248 | 12.15 | 3,592,600 |
| Qualified XII (0.65) | 90,298.846 | 12.11 | 1,093,519 |
| Qualified XII (0.70) | 665,283.124 | 12.06 | 8,023,314 |
| Qualified XII (0.75) | 1,143,348.973 | 12.01 | 13,731,621 |
| Qualified XII (0.80) | 2,292,271.031 | 13.35 | 30,601,818 |
| Qualified XII (0.85) | 1,063,684.784 | 20.03 | 21,305,606 |
| Qualified XII (0.90) | 94,961.393 | 12.86 | 1,221,204 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.95) | 749,445.564 | $ 19.84 | $ 14,869,000 |
| Qualified XII (1.00) | 3,945,184.263 | 19.75 | 77,917,389 |
| Qualified XII (1.05) | 271,230.022 | 19.66 | 5,332,382 |
| Qualified XII (1.10) | 154,078.901 | 19.57 | 3,015,324 |
| Qualified XII (1.15) | 244,135.120 | 19.48 | 4,755,752 |
| Qualified XII (1.20) | 77,604.246 | 19.39 | 1,504,746 |
| Qualified XII (1.25) | 2,203.360 | 11.62 | 25,603 |
| Qualified XII (1.25) | 127,900.189 | 19.30 | 2,468,474 |
| Qualified XII (1.30) | 8,967.652 | 19.21 | 172,269 |
| Qualified XII (1.35) | 3,114.751 | 19.12 | 59,554 |
| Qualified XII (1.40) | 34,402.315 | 19.03 | 654,676 |
| Qualified XII (1.45) | 4,413.515 | 18.94 | 83,592 |
| Qualified XII (1.50) | 6,665.956 | 18.85 | 125,653 |
| Qualified XV | 37,671.851 | 19.83 | 747,033 |
| Qualified XVI | 164,046.239 | 18.88 | 3,097,193 |
| Qualified XVII | 60,480.616 | 19.46 | 1,176,953 |
| Qualified XVIII | 54,690.049 | 19.88 | 1,087,238 |
| Qualified XXI | 146,523.570 | 20.03 | 2,934,867 |
| Qualified XXV | 30,633.514 | 19.97 | 611,751 |
| Qualified XXVI | 32,766.443 | 19.81 | 649,103 |
| Qualified XXVII | 2,140,820.801 | 19.55 | 41,853,047 |
| Qualified XXVIII | 668,156.721 | 19.49 | 13,022,374 |
| Qualified XXXII | 62,872.055 | 11.80 | 741,890 |
| Qualified XXXIII (0.65) | 5,166.226 | 11.17 | 57,707 |
| | 29,222,059.533 | | $ 532,147,904 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 1,028,424 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 1,849.632 | $ 12.48 | 23,083 |
| ING MAP PLUS NP14 | 17,098.360 | 12.43 | 212,533 |
| ING MAP PLUS NP15 | 2,218.643 | 12.42 | 27,556 |
| ING MAP PLUS NP16 | 291.833 | 12.41 | 3,622 |
| ING MAP PLUS NP17 | 0.771 | 12.39 | 10 |
| ING MAP PLUS NP21 | 970.154 | 12.35 | 11,981 |
| ING MAP PLUS NP22 | 182.320 | 12.34 | 2,250 |
| ING MAP PLUS NP23 | 640.218 | 12.32 | 7,887 |
| ING MAP PLUS NP24 | 1,143.222 | 12.31 | 14,073 |
| ING MAP PLUS NP26 | 892.277 | 12.29 | 10,966 |
| ING MAP PLUS NP28 | 6.104 | 12.27 | 75 |
| ING MAP PLUS NP29 | 1,059.375 | 12.25 | 12,977 |
| ING MAP PLUS NP30 | 6,717.906 | 12.24 | 82,227 |
| ING MAP PLUS NP32 | 1,236.511 | 12.22 | 15,110 |
| ING MAP PLUS NP6 | 2.312 | 12.53 | 29 |
| ING MAP PLUS NP7 | 1,146.409 | 12.51 | 14,342 |
| Qualified V | 1,338.097 | 20.38 | 27,270 |
| Qualified VI | 5,659,109.714 | 20.63 | 116,747,433 |
| Qualified VIII | 1,351.752 | 20.62 | 27,873 |
| Qualified X (1.15) | 120,972.876 | 20.79 | 2,515,026 |
| Qualified X (1.25) | 473,558.960 | 20.63 | 9,769,521 |
| Qualified XII (0.00) | 275,634.653 | 23.22 | 6,400,237 |
| Qualified XII (0.05) | 198,918.751 | 21.74 | 4,324,494 |
| Qualified XII (0.15) | 43,814.579 | 15.28 | 669,487 |
| Qualified XII (0.15) | 102,137.289 | 15.12 | 1,544,316 |
| Qualified XII (0.25) | 139,927.757 | 22.79 | 3,188,954 |
| Qualified XII (0.30) | 129,223.892 | 22.70 | 2,933,382 |
| Qualified XII (0.35) | 191,258.028 | 22.61 | 4,324,344 |
| Qualified XII (0.40) | 273,044.021 | 21.95 | 5,993,316 |
| Qualified XII (0.45) | 3.670 | 22.44 | 82 |
| Qualified XII (0.50) | 424,024.821 | 21.85 | 9,264,942 |
| Qualified XII (0.55) | 148,662.041 | 22.27 | 3,310,704 |
| Qualified XII (0.60) | 123,315.800 | 22.19 | 2,736,378 |
| Qualified XII (0.65) | 103,068.547 | 22.10 | 2,277,815 |
| Qualified XII (0.70) | 303,737.656 | 22.02 | 6,688,303 |
| Qualified XII (0.75) | 295,304.740 | 21.94 | 6,478,986 |
| Qualified XII (0.80) | 1,905,635.327 | 21.35 | 40,685,314 |
| Qualified XII (0.85) | 754,152.164 | 21.27 | 16,040,817 |
| Qualified XII (0.90) | 50,441.268 | 21.19 | 1,068,850 |
| Qualified XII (0.95) | 1,854,855.433 | 21.11 | 39,155,998 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I (continued)** | | | |
| Qualified XII (1.00) | 1,970,342.643 | $ 21.03 | $ 41,436,306 |
| Qualified XII (1.05) | 224,908.846 | 20.95 | 4,711,840 |
| Qualified XII (1.10) | 138,563.137 | 20.87 | 2,891,813 |
| Qualified XII (1.15) | 116,592.305 | 20.79 | 2,423,954 |
| Qualified XII (1.20) | 47,243.288 | 20.71 | 978,408 |
| Qualified XII (1.25) | 2,003.345 | 12.85 | 25,743 |
| Qualified XII (1.25) | 125,931.483 | 20.63 | 2,597,967 |
| Qualified XII (1.30) | 4,392.867 | 20.55 | 90,273 |
| Qualified XII (1.35) | 9,578.503 | 20.47 | 196,072 |
| Qualified XII (1.40) | 34,835.649 | 20.39 | 710,299 |
| Qualified XII (1.45) | 8,296.610 | 20.31 | 168,504 |
| Qualified XII (1.50) | 6,814.819 | 20.24 | 137,932 |
| Qualified XV | 21,190.251 | 21.11 | 447,326 |
| Qualified XVI | 109,197.167 | 20.24 | 2,210,151 |
| Qualified XVII | 18,125.874 | 20.63 | 373,937 |
| Qualified XVIII | 25,995.737 | 20.63 | 536,292 |
| Qualified XXI | 65,544.652 | 21.32 | 1,397,412 |
| Qualified XXV | 45,144.151 | 21.34 | 963,376 |
| Qualified XXVI | 38,004.966 | 21.17 | 804,565 |
| Qualified XXVII | 1,856,102.385 | 21.76 | 40,388,788 |
| Qualified XXVIII | 1,156,035.566 | 21.69 | 25,074,411 |
| Qualified XXXII | 15,044.220 | 12.86 | 193,469 |
| Qualified XXXIII (0.65) | 5,096.195 | 15.04 | 76,647 |
| | 19,653,932.542 | | $ 416,476,472 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 1,094,624 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 4,786.617 | $ 12.58 | 60,216 |
| ING MAP PLUS NP12 | 3,697.566 | 12.56 | 46,441 |
| ING MAP PLUS NP13 | 3,977.732 | 12.55 | 49,921 |
| ING MAP PLUS NP14 | 3,928.824 | 12.53 | 49,228 |
| ING MAP PLUS NP15 | 23,924.275 | 12.52 | 299,532 |
| ING MAP PLUS NP17 | 2.388 | 12.50 | 30 |
| ING MAP PLUS NP19 | 5,986.390 | 12.47 | 74,650 |
| ING MAP PLUS NP21 | 3,095.650 | 12.45 | 38,541 |
| ING MAP PLUS NP23 | 941.156 | 12.43 | 11,699 |
| ING MAP PLUS NP24 | 113.238 | 12.42 | 1,406 |
| ING MAP PLUS NP26 | 400.040 | 12.39 | 4,956 |
| ING MAP PLUS NP28 | 7.150 | 12.37 | 88 |
| ING MAP PLUS NP29 | 1,774.740 | 12.36 | 21,936 |
| ING MAP PLUS NP30 | 159.237 | 12.34 | 1,965 |
| Qualified VI | 3,188,100.513 | 15.62 | 49,798,130 |
| Qualified VIII | 761.263 | 15.61 | 11,883 |
| Qualified X (1.15) | 74,921.219 | 15.74 | 1,179,260 |
| Qualified X (1.25) | 313,973.230 | 15.62 | 4,904,262 |
| Qualified XII (0.00) | 25,774.319 | 15.89 | 409,554 |
| Qualified XII (0.00) | 34,393.106 | 15.71 | 540,316 |
| Qualified XII (0.00) | 194,604.260 | 17.88 | 3,479,524 |
| Qualified XII (0.05) | 171,956.604 | 16.47 | 2,832,125 |
| Qualified XII (0.25) | 98,579.620 | 17.54 | 1,729,087 |
| Qualified XII (0.30) | 85,055.231 | 17.48 | 1,486,765 |
| Qualified XII (0.35) | 114,045.613 | 17.41 | 1,985,534 |
| Qualified XII (0.40) | 2,436.186 | 16.63 | 40,514 |
| Qualified XII (0.45) | 31.720 | 17.28 | 548 |
| Qualified XII (0.50) | 275,806.185 | 16.55 | 4,564,592 |
| Qualified XII (0.55) | 73,546.412 | 17.15 | 1,261,321 |
| Qualified XII (0.60) | 59,494.226 | 17.08 | 1,016,161 |
| Qualified XII (0.65) | 45,935.729 | 17.02 | 781,826 |
| Qualified XII (0.70) | 183,735.349 | 16.95 | 3,114,314 |
| Qualified XII (0.75) | 233,764.278 | 16.89 | 3,948,279 |
| Qualified XII (0.80) | 1,440,355.750 | 16.17 | 23,290,552 |
| Qualified XII (0.85) | 407,144.035 | 16.11 | 6,559,090 |
| Qualified XII (0.90) | 39,819.569 | 16.05 | 639,104 |
| Qualified XII (0.95) | 285,563.790 | 15.99 | 4,566,165 |
| Qualified XII (1.00) | 1,138,702.824 | 15.93 | 18,139,536 |
| Qualified XII (1.05) | 73,086.702 | 15.86 | 1,159,155 |
| Qualified XII (1.10) | 56,930.544 | 15.80 | 899,503 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I (continued)** | | | |
| Qualified XII (1.15) | 90,740.478 | $    15.74 | $    1,428,255 |
| Qualified XII (1.20) | 20,641.420 | 15.68 | 323,657 |
| Qualified XII (1.25) | 1,797.374 | 12.98 | 23,330 |
| Qualified XII (1.25) | 83,955.110 | 15.62 | 1,311,379 |
| Qualified XII (1.30) | 1,157.199 | 15.56 | 18,006 |
| Qualified XII (1.35) | 1,143.448 | 15.50 | 17,723 |
| Qualified XII (1.40) | 18,033.032 | 15.44 | 278,430 |
| Qualified XII (1.45) | 1,571.681 | 15.38 | 24,172 |
| Qualified XII (1.50) | 1,096.257 | 15.33 | 16,806 |
| Qualified XV | 21,458.335 | 15.99 | 343,119 |
| Qualified XVI | 66,579.820 | 15.33 | 1,020,669 |
| Qualified XVII | 10,465.005 | 15.62 | 163,463 |
| Qualified XVIII | 17,568.864 | 15.62 | 274,426 |
| Qualified XXI | 20,541.599 | 16.15 | 331,747 |
| Qualified XXV | 13,574.736 | 16.16 | 219,368 |
| Qualified XXVI | 13,721.029 | 16.04 | 220,085 |
| Qualified XXVII | 1,316,513.479 | 16.44 | 21,643,482 |
| Qualified XXVIII | 876,619.844 | 16.39 | 14,367,799 |
| Qualified XXXII | 4,535.249 | 13.07 | 59,276 |
| Qualified XXXIII (0.65) | 4,700.123 | 15.64 | 73,510 |
| | 11,257,727.362 | | $   182,251,035 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Equity Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 676,538 |
| Contracts in accumulation period: | | | |
| Qualified VI | 586,838.169 | $ 10.89 | 6,390,668 |
| Qualified VIII | 12.995 | 10.88 | 141 |
| Qualified X (1.15) | 7,659.779 | 10.97 | 84,028 |
| Qualified X (1.25) | 89,711.785 | 10.89 | 976,961 |
| Qualified XII (0.05) | 7,300.172 | 11.48 | 83,806 |
| Qualified XII (0.15) | 455.464 | 13.04 | 5,939 |
| Qualified XII (0.15) | 3,061.858 | 12.90 | 39,498 |
| Qualified XII (0.25) | 5,653.807 | 11.45 | 64,736 |
| Qualified XII (0.30) | 18,996.689 | 11.41 | 216,752 |
| Qualified XII (0.35) | 12,800.779 | 11.37 | 145,545 |
| Qualified XII (0.40) | 111,860.290 | 11.59 | 1,296,461 |
| Qualified XII (0.50) | 44,989.715 | 11.53 | 518,731 |
| Qualified XII (0.55) | 5,060.888 | 11.20 | 56,682 |
| Qualified XII (0.60) | 13,393.131 | 11.15 | 149,333 |
| Qualified XII (0.65) | 1,861.554 | 11.11 | 20,682 |
| Qualified XII (0.70) | 42,946.388 | 11.07 | 475,417 |
| Qualified XII (0.75) | 19,580.556 | 11.03 | 215,974 |
| Qualified XII (0.80) | 68,512.673 | 11.27 | 772,138 |
| Qualified XII (0.85) | 86,042.240 | 11.23 | 966,254 |
| Qualified XII (0.90) | 2,774.672 | 11.18 | 31,021 |
| Qualified XII (0.95) | 62,730.984 | 11.14 | 698,823 |
| Qualified XII (1.00) | 111,292.333 | 11.10 | 1,235,345 |
| Qualified XII (1.05) | 12,489.788 | 11.06 | 138,137 |
| Qualified XII (1.10) | 10,641.355 | 11.01 | 117,161 |
| Qualified XII (1.15) | 9,418.093 | 10.97 | 103,316 |
| Qualified XII (1.20) | 3,981.046 | 10.93 | 43,513 |
| Qualified XII (1.25) | 130.718 | 13.73 | 1,795 |
| Qualified XII (1.25) | 10,647.691 | 10.89 | 115,953 |
| Qualified XII (1.35) | 38.825 | 10.80 | 419 |
| Qualified XII (1.40) | 3,833.457 | 10.76 | 41,248 |
| Qualified XII (1.45) | 241.223 | 10.72 | 2,586 |
| Qualified XII (1.50) | 68.495 | 10.68 | 732 |
| Qualified XV | 2,628.575 | 11.14 | 29,282 |
| Qualified XVI | 12,917.293 | 10.68 | 137,957 |
| Qualified XVIII | 14,932.464 | 10.89 | 162,615 |
| Qualified XXI | 8,851.692 | 11.25 | 99,582 |
| Qualified XXV | 1,970.504 | 11.26 | 22,188 |
| Qualified XXVI | 481.499 | 11.18 | 5,383 |
| Qualified XXVII | 106,519.837 | 7.77 | 827,659 |
| Qualified XXXII | 545.420 | 14.05 | 7,663 |
| | 1,503,874.896 | | $ 16,978,662 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 607,426 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP16 | 8.843 | $ 12.10 | 107 |
| ING MAP PLUS NP21 | 33.934 | 12.05 | 409 |
| Qualified V | 206.877 | 23.81 | 4,926 |
| Qualified VI | 2,137,385.151 | 24.15 | 51,617,851 |
| Qualified VIII | 1,103.156 | 24.13 | 26,619 |
| Qualified X (1.15) | 48,654.090 | 24.36 | 1,185,214 |
| Qualified X (1.25) | 257,388.376 | 24.15 | 6,215,929 |
| Qualified XII (0.00) | 17,186.096 | 13.82 | 237,512 |
| Qualified XII (0.00) | 32,500.256 | 13.67 | 444,279 |
| Qualified XII (0.05) | 33,477.425 | 25.53 | 854,679 |
| Qualified XII (0.25) | 50,681.149 | 17.45 | 884,386 |
| Qualified XII (0.30) | 80,914.084 | 17.39 | 1,407,096 |
| Qualified XII (0.35) | 54,123.594 | 17.32 | 937,421 |
| Qualified XII (0.40) | 275,221.852 | 25.78 | 7,095,219 |
| Qualified XII (0.45) | 475.131 | 17.19 | 8,168 |
| Qualified XII (0.50) | 233,877.983 | 17.38 | 4,064,799 |
| Qualified XII (0.55) | 88,534.165 | 17.06 | 1,510,393 |
| Qualified XII (0.60) | 101,621.148 | 16.99 | 1,726,543 |
| Qualified XII (0.65) | 23,648.930 | 16.93 | 400,376 |
| Qualified XII (0.70) | 204,019.564 | 16.87 | 3,441,810 |
| Qualified XII (0.75) | 337,873.368 | 16.80 | 5,676,273 |
| Qualified XII (0.80) | 1,173,837.614 | 17.85 | 20,953,001 |
| Qualified XII (0.85) | 273,644.350 | 25.01 | 6,843,845 |
| Qualified XII (0.90) | 24,614.735 | 17.27 | 425,096 |
| Qualified XII (0.95) | 140,176.879 | 24.79 | 3,474,985 |
| Qualified XII (1.00) | 856,723.360 | 24.68 | 21,143,933 |
| Qualified XII (1.05) | 98,165.503 | 24.57 | 2,411,926 |
| Qualified XII (1.10) | 44,759.201 | 24.47 | 1,095,258 |
| Qualified XII (1.15) | 76,124.651 | 24.36 | 1,854,397 |
| Qualified XII (1.20) | 19,364.310 | 24.25 | 469,585 |
| Qualified XII (1.25) | 38,894.476 | 24.15 | 939,302 |
| Qualified XII (1.30) | 5,494.905 | 24.04 | 132,098 |
| Qualified XII (1.35) | 3,575.241 | 23.94 | 85,591 |
| Qualified XII (1.40) | 15,741.542 | 23.83 | 375,121 |
| Qualified XII (1.45) | 1,854.496 | 23.73 | 44,007 |
| Qualified XII (1.50) | 3,174.946 | 23.63 | 75,024 |
| Qualified XV | 9,129.753 | 24.79 | 226,327 |
| Qualified XVI | 54,197.918 | 23.63 | 1,280,697 |
| Qualified XVII | 6,275.444 | 24.15 | 151,552 |
| Qualified XVIII | 17,467.619 | 24.88 | 434,594 |
| Qualified XXI | 27,097.063 | 25.04 | 678,510 |
| Qualified XXV | 17,962.540 | 24.99 | 448,884 |
| Qualified XXVI | 8,586.575 | 24.79 | 212,861 |
| Qualified XXVII | 435,922.958 | 12.03 | 5,244,153 |
| Qualified XXVIII | 97,273.559 | 12.81 | 1,246,074 |
| Qualified XXXII | 9,694.618 | 12.55 | 121,667 |
| Qualified XXXIII (0.65) | 1,276.988 | 13.60 | 17,367 |
| | 7,439,966.416 | | $ 158,733,290 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 60.153 | $ 11.43 | $ 688 |
| Qualified V | 36.812 | 18.76 | 691 |
| Qualified VI | 1,637,408.680 | 19.02 | 31,143,513 |
| Qualified VIII | 644.121 | 19.01 | 12,245 |
| Qualified X (1.15) | 56,526.048 | 19.19 | 1,084,735 |
| Qualified X (1.25) | 148,973.180 | 19.02 | 2,833,470 |
| Qualified XII (0.00) | 17,670.998 | 10.44 | 184,485 |
| Qualified XII (0.00) | 27,698.292 | 10.32 | 285,846 |
| Qualified XII (0.05) | 10,970.852 | 20.11 | 220,624 |
| Qualified XII (0.25) | 60,383.311 | 13.56 | 818,798 |
| Qualified XII (0.30) | 57,465.226 | 13.51 | 776,355 |
| Qualified XII (0.35) | 6,393.220 | 13.46 | 86,053 |
| Qualified XII (0.45) | 58.271 | 13.35 | 778 |
| Qualified XII (0.50) | 119,735.726 | 14.22 | 1,702,642 |
| Qualified XII (0.55) | 204,244.136 | 13.25 | 2,706,235 |
| Qualified XII (0.60) | 48,630.329 | 13.20 | 641,920 |
| Qualified XII (0.65) | 12,200.948 | 13.15 | 160,442 |
| Qualified XII (0.70) | 181,289.683 | 13.10 | 2,374,895 |
| Qualified XII (0.75) | 338,126.348 | 13.05 | 4,412,549 |
| Qualified XII (0.80) | 483,444.266 | 14.32 | 6,922,922 |
| Qualified XII (0.85) | 208,804.046 | 19.70 | 4,113,440 |
| Qualified XII (0.90) | 28,001.390 | 13.94 | 390,339 |
| Qualified XII (0.95) | 198,016.046 | 19.53 | 3,867,253 |
| Qualified XII (1.00) | 625,494.787 | 19.44 | 12,159,619 |
| Qualified XII (1.05) | 64,679.840 | 19.36 | 1,252,202 |
| Qualified XII (1.10) | 37,552.889 | 19.27 | 723,644 |
| Qualified XII (1.15) | 45,111.375 | 19.19 | 865,687 |
| Qualified XII (1.20) | 30,985.038 | 19.11 | 592,124 |
| Qualified XII (1.25) | 31,940.219 | 19.02 | 607,503 |
| Qualified XII (1.30) | 2,281.158 | 18.94 | 43,205 |
| Qualified XII (1.35) | 686.643 | 18.86 | 12,950 |
| Qualified XII (1.40) | 12,499.359 | 18.78 | 234,738 |
| Qualified XII (1.45) | 1,226.359 | 18.69 | 22,921 |
| Qualified XII (1.50) | 2,033.937 | 18.61 | 37,852 |
| Qualified XV | 2,556.768 | 19.53 | 49,934 |
| Qualified XVI | 31,486.772 | 18.61 | 585,969 |
| Qualified XVII | 4,414.269 | 19.02 | 83,959 |
| Qualified XVIII | 4,225.118 | 19.60 | 82,812 |
| Qualified XXI | 24,030.305 | 19.72 | 473,878 |
| Qualified XXV | 16,820.165 | 19.68 | 331,021 |
| Qualified XXVI | 8,442.360 | 19.53 | 164,879 |
| Qualified XXVII | 611,767.764 | 14.53 | 8,888,986 |
| Qualified XXVIII | 410,874.917 | 14.49 | 5,953,578 |
| Qualified XXXII | 6,031.766 | 11.97 | 72,200 |
| Qualified XXXIII (0.65) | 197.054 | 10.27 | 2,024 |
| | 5,822,120.944 | | $ 97,982,603 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Financial Services Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 27,780.418 | $ 11.83 | $ 328,642 |
| Qualified X (1.25) | 4,651.608 | 12.17 | 56,610 |
| Qualified XII (0.65) | 113.813 | 11.95 | 1,360 |
| Qualified XII (0.70) | 668.276 | 11.94 | 7,979 |
| Qualified XII (0.75) | 57.177 | 11.93 | 682 |
| Qualified XII (0.80) | 9,276.789 | 11.92 | 110,579 |
| Qualified XII (0.85) | 1,657.063 | 11.91 | 19,736 |
| Qualified XII (0.90) | 1,188.028 | 11.90 | 14,138 |
| Qualified XII (0.95) | 920.719 | 11.89 | 10,947 |
| Qualified XII (1.00) | 13,611.125 | 11.88 | 161,700 |
| Qualified XII (1.05) | 3,615.407 | 11.87 | 42,915 |
| Qualified XII (1.10) | 1.057 | 11.86 | 13 |
| Qualified XII (1.15) | 873.116 | 11.85 | 10,346 |
| Qualified XII (1.25) | 1,146.609 | 11.83 | 13,564 |
| Qualified XII (1.40) | 171.546 | 11.80 | 2,024 |
| Qualified XVI | 210.137 | 11.78 | 2,475 |
| Qualified XXI | 100.322 | 11.92 | 1,196 |
| Qualified XXV | 384.671 | 11.96 | 4,601 |
| | 66,427.881 | | $ 789,507 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 794,578 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 2,013.699 | $ 12.55 | 25,272 |
| ING MAP PLUS NP16 | 232.251 | 12.54 | 2,912 |
| ING MAP PLUS NP17 | 2,228.322 | 12.53 | 27,921 |
| ING MAP PLUS NP21 | 793.768 | 12.48 | 9,906 |
| ING MAP PLUS NP23 | 7.781 | 12.46 | 97 |
| ING MAP PLUS NP26 | 6.289 | 12.42 | 78 |
| ING MAP PLUS NP27 | 79.573 | 12.41 | 988 |
| ING MAP PLUS NP32 | 7.247 | 12.35 | 90 |
| ING MAP PLUS NP7 | 862.862 | 12.65 | 10,915 |
| Qualified V | 249.323 | 12.73 | 3,174 |
| Qualified VI | 937,210.849 | 12.82 | 12,015,043 |
| Qualified X (1.15) | 50,624.266 | 12.88 | 652,041 |
| Qualified X (1.25) | 281,627.729 | 12.82 | 3,610,467 |
| Qualified XII (0.00) | 98,605.680 | 13.56 | 1,337,093 |
| Qualified XII (0.25) | 7,468.403 | 13.26 | 99,031 |
| Qualified XII (0.30) | 35,283.141 | 13.38 | 472,088 |
| Qualified XII (0.40) | 240,380.506 | 13.32 | 3,201,868 |
| Qualified XII (0.50) | 17,285.288 | 13.26 | 229,203 |
| Qualified XII (0.55) | 25,955.114 | 13.23 | 343,386 |
| Qualified XII (0.60) | 22,428.969 | 13.20 | 296,062 |
| Qualified XII (0.65) | 75,945.456 | 13.17 | 1,000,202 |
| Qualified XII (0.70) | 81,125.260 | 13.14 | 1,065,986 |
| Qualified XII (0.75) | 94,299.450 | 13.11 | 1,236,266 |
| Qualified XII (0.80) | 468,182.348 | 13.08 | 6,123,825 |
| Qualified XII (0.85) | 118,556.913 | 13.05 | 1,547,168 |
| Qualified XII (0.90) | 4,866.606 | 13.03 | 63,412 |
| Qualified XII (0.95) | 2,394,886.821 | 13.00 | 31,133,529 |
| Qualified XII (1.00) | 425,158.286 | 12.97 | 5,514,303 |
| Qualified XII (1.05) | 29,827.640 | 12.94 | 385,970 |
| Qualified XII (1.10) | 22,145.054 | 12.91 | 285,893 |
| Qualified XII (1.15) | 76,290.515 | 12.88 | 982,622 |
| Qualified XII (1.20) | 5,164.092 | 12.85 | 66,359 |
| Qualified XII (1.25) | 339.379 | 12.86 | 4,364 |
| Qualified XII (1.25) | 27,499.546 | 12.82 | 352,544 |
| Qualified XII (1.30) | 2,242.059 | 12.80 | 28,698 |
| Qualified XII (1.35) | 1,087.067 | 12.77 | 13,882 |
| Qualified XII (1.40) | 4,835.847 | 12.74 | 61,609 |
| Qualified XII (1.45) | 892.202 | 12.71 | 11,340 |
| Qualified XII (1.50) | 700.704 | 12.68 | 8,885 |
| Qualified XV | 7,165.681 | 13.00 | 93,154 |
| Qualified XVI | 18,806.856 | 12.68 | 238,471 |
| Qualified XVII | 6,523.033 | 12.82 | 83,625 |
| Qualified XVIII | 9,332.196 | 12.82 | 119,639 |
| Qualified XXI | 7,955.870 | 13.08 | 104,063 |
| Qualified XXV | 1,726.326 | 13.18 | 22,753 |
| Qualified XXVI | 4,742.632 | 13.03 | 61,797 |
| Qualified XXVIII | 309,799.434 | 14.45 | 4,476,602 |
| Qualified XXXII | 987.208 | 13.15 | 12,982 |
| Qualified XXXIII (0.65) | 16,355.480 | 13.10 | 214,257 |
| | 5,940,791.021 | | $ 78,446,413 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 208,141.891 | $ 11.21 | $ 2,333,271 |
| Qualified X (1.15) | 9,883.354 | 11.26 | 111,287 |
| Qualified X (1.25) | 39,084.690 | 11.21 | 438,139 |
| Qualified XII (0.15) | 3,711.285 | 12.83 | 47,616 |
| Qualified XII (0.50) | 3,311.634 | 11.59 | 38,382 |
| Qualified XII (0.55) | 14,358.558 | 11.56 | 165,985 |
| Qualified XII (0.60) | 3,062.624 | 11.53 | 35,312 |
| Qualified XII (0.65) | 4,169.438 | 11.51 | 47,990 |
| Qualified XII (0.70) | 6,144.113 | 11.48 | 70,534 |
| Qualified XII (0.75) | 3,989.079 | 11.46 | 45,715 |
| Qualified XII (0.80) | 28,745.911 | 11.43 | 328,566 |
| Qualified XII (0.85) | 19,257.447 | 11.41 | 219,727 |
| Qualified XII (0.90) | 1,310.219 | 11.38 | 14,910 |
| Qualified XII (0.95) | 38,694.845 | 11.36 | 439,573 |
| Qualified XII (1.00) | 44,498.158 | 11.33 | 504,164 |
| Qualified XII (1.05) | 2,995.855 | 11.31 | 33,883 |
| Qualified XII (1.10) | 10,685.353 | 11.28 | 120,531 |
| Qualified XII (1.15) | 208.126 | 11.26 | 2,344 |
| Qualified XII (1.20) | 1,260.317 | 11.23 | 14,153 |
| Qualified XII (1.25) | 6,578.163 | 11.21 | 73,741 |
| Qualified XII (1.30) | 97.395 | 11.18 | 1,089 |
| Qualified XII (1.35) | 13.869 | 11.16 | 155 |
| Qualified XII (1.40) | 2,562.809 | 11.13 | 28,524 |
| Qualified XII (1.45) | 1,044.376 | 11.11 | 11,603 |
| Qualified XII (1.50) | 251.756 | 11.08 | 2,789 |
| Qualified XV | 135.564 | 11.36 | 1,540 |
| Qualified XVI | 5,597.300 | 11.08 | 62,018 |
| Qualified XVIII | 3,922.508 | 11.21 | 43,971 |
| Qualified XXI | 1,756.541 | 11.43 | 20,077 |
| Qualified XXV | 182.641 | 11.52 | 2,104 |
| Qualified XXVI | 1,537.334 | 11.38 | 17,495 |
| | 467,193.153 | | $ 5,277,188 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Real Estate Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 99.588 | $ 15.38 | $ 1,532 |
| Qualified VI | 1,114,387.394 | 15.43 | 17,194,997 |
| Qualified X (1.15) | 18,355.121 | 15.45 | 283,587 |
| Qualified X (1.25) | 73,575.091 | 15.43 | 1,135,264 |
| Qualified XII (0.00) | 2,534.170 | 15.75 | 39,913 |
| Qualified XII (0.00) | 31,052.366 | 15.75 | 489,075 |
| Qualified XII (0.40) | 3,470.017 | 15.65 | 54,306 |
| Qualified XII (0.50) | 156.327 | 15.62 | 2,442 |
| Qualified XII (0.55) | 1,374.336 | 15.61 | 21,453 |
| Qualified XII (0.60) | 3,124.903 | 15.59 | 48,717 |
| Qualified XII (0.65) | 503.513 | 15.58 | 7,845 |
| Qualified XII (0.70) | 29,559.333 | 15.57 | 460,239 |
| Qualified XII (0.75) | 5,220.304 | 15.55 | 81,176 |
| Qualified XII (0.80) | 658,494.484 | 15.54 | 10,233,004 |
| Qualified XII (0.85) | 145,840.720 | 15.53 | 2,264,906 |
| Qualified XII (0.90) | 4,850.901 | 15.52 | 75,286 |
| Qualified XII (0.95) | 23,434.295 | 15.50 | 363,232 |
| Qualified XII (1.00) | 541,602.114 | 15.49 | 8,389,417 |
| Qualified XII (1.05) | 20,544.669 | 15.48 | 318,031 |
| Qualified XII (1.10) | 14,111.582 | 15.46 | 218,165 |
| Qualified XII (1.15) | 19,441.392 | 15.45 | 300,370 |
| Qualified XII (1.20) | 1,365.856 | 15.44 | 21,089 |
| Qualified XII (1.25) | 245.866 | 15.04 | 3,698 |
| Qualified XII (1.25) | 8,883.469 | 15.43 | 137,072 |
| Qualified XII (1.30) | 0.161 | 15.41 | 2 |
| Qualified XII (1.35) | 590.738 | 15.40 | 9,097 |
| Qualified XII (1.40) | 5,015.096 | 15.39 | 77,182 |
| Qualified XII (1.45) | 120.029 | 15.37 | 1,845 |
| Qualified XII (1.50) | 1,549.767 | 15.36 | 23,804 |
| Qualified XV | 370.561 | 15.50 | 5,744 |
| Qualified XVI | 8,434.906 | 15.36 | 129,560 |
| Qualified XVIII | 64.653 | 15.43 | 998 |
| Qualified XXI | 618.748 | 15.54 | 9,615 |
| Qualified XXV | 1,762.058 | 15.59 | 27,470 |
| Qualified XXVI | 174.480 | 15.55 | 2,713 |
| Qualified XXVII | 305,485.008 | 15.49 | 4,731,963 |
| Qualified XXXII | 1,919.662 | 15.43 | 29,620 |
| | 3,048,333.678 | | $ 47,194,429 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 75.594 | $ 7.94 | $ 600 |
| Qualified VI | 263,602.492 | 8.00 | 2,108,820 |
| Qualified VIII | 126.543 | 7.99 | 1,011 |
| Qualified X (1.15) | 8,852.680 | 8.03 | 71,087 |
| Qualified X (1.25) | 61,038.352 | 8.00 | 488,307 |
| Qualified XII (0.15) | 174.703 | 8.97 | 1,567 |
| Qualified XII (0.40) | 78,167.010 | 8.30 | 648,786 |
| Qualified XII (0.50) | 3,421.279 | 8.27 | 28,294 |
| Qualified XII (0.55) | 378,380.213 | 8.25 | 3,121,637 |
| Qualified XII (0.60) | 7,019.334 | 8.23 | 57,769 |
| Qualified XII (0.65) | 11,518.139 | 8.21 | 94,564 |
| Qualified XII (0.70) | 4,284.664 | 8.19 | 35,091 |
| Qualified XII (0.75) | 65,857.106 | 8.18 | 538,711 |
| Qualified XII (0.80) | 70,383.129 | 8.16 | 574,326 |
| Qualified XII (0.85) | 21,836.854 | 8.14 | 177,752 |
| Qualified XII (0.90) | 882.709 | 8.12 | 7,168 |
| Qualified XII (0.95) | 14,873.174 | 8.10 | 120,473 |
| Qualified XII (1.00) | 97,858.583 | 8.08 | 790,697 |
| Qualified XII (1.05) | 6,677.770 | 8.07 | 53,890 |
| Qualified XII (1.10) | 10,365.816 | 8.05 | 83,445 |
| Qualified XII (1.15) | 2,150.108 | 8.03 | 17,265 |
| Qualified XII (1.20) | 3,387.212 | 8.01 | 27,132 |
| Qualified XII (1.25) | 9,521.352 | 8.00 | 76,171 |
| Qualified XII (1.35) | 669.830 | 7.96 | 5,332 |
| Qualified XII (1.40) | 2,418.880 | 7.94 | 19,206 |
| Qualified XII (1.45) | 570.051 | 7.92 | 4,515 |
| Qualified XII (1.50) | 113.885 | 7.91 | 901 |
| Qualified XV | 641.909 | 8.10 | 5,199 |
| Qualified XVI | 11,478.728 | 7.91 | 90,797 |
| Qualified XXI | 1,318.379 | 8.16 | 10,758 |
| Qualified XXV | 7,155.170 | 8.22 | 58,816 |
| Qualified XXVI | 1,375.683 | 8.12 | 11,171 |
| | 1,146,197.331 | | $ 9,331,258 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 27,295,267 |
| Contracts in accumulation period: | | | |
| Qualified I | 27,483.094 | $ 34.74 | 954,763 |
| Qualified IX | 1,579.980 | 25.31 | 39,989 |
| Qualified V | 402.861 | 25.81 | 10,398 |
| Qualified VI | 10,600,515.228 | 26.19 | 277,627,494 |
| Qualified VII | 159,543.036 | 25.31 | 4,038,034 |
| Qualified VIII | 2,545.848 | 24.30 | 61,864 |
| Qualified X (1.15) | 253,339.287 | 26.51 | 6,716,024 |
| Qualified X (1.25) | 2,044,813.712 | 26.19 | 53,553,671 |
| Qualified XII (0.00) | 67,216.303 | 12.25 | 823,400 |
| Qualified XII (0.00) | 87,003.430 | 12.11 | 1,053,612 |
| Qualified XII (0.05) | 86,673.106 | 27.72 | 2,402,578 |
| Qualified XII (0.25) | 572,911.350 | 13.81 | 7,911,906 |
| Qualified XII (0.30) | 581,930.624 | 13.76 | 8,007,365 |
| Qualified XII (0.35) | 55,819.202 | 13.71 | 765,281 |
| Qualified XII (0.40) | 228,347.220 | 19.62 | 4,480,172 |
| Qualified XII (0.45) | 38.501 | 13.60 | 524 |
| Qualified XII (0.50) | 914,918.885 | 14.08 | 12,882,058 |
| Qualified XII (0.55) | 213,652.643 | 13.50 | 2,884,311 |
| Qualified XII (0.60) | 386,522.651 | 13.45 | 5,198,730 |
| Qualified XII (0.65) | 62,874.137 | 13.40 | 842,513 |
| Qualified XII (0.70) | 396,263.176 | 13.35 | 5,290,113 |
| Qualified XII (0.75) | 755,450.120 | 13.30 | 10,047,487 |
| Qualified XII (0.80) | 2,007,105.205 | 14.13 | 28,360,397 |
| Qualified XII (0.85) | 1,506,113.010 | 19.05 | 28,691,453 |
| Qualified XII (0.90) | 31,121.533 | 13.79 | 429,166 |
| Qualified XII (0.95) | 667,242.915 | 18.86 | 12,584,201 |
| Qualified XII (1.00) | 2,530,075.241 | 18.77 | 47,489,512 |
| Qualified XII (1.05) | 202,065.261 | 18.68 | 3,774,579 |
| Qualified XII (1.10) | 236,691.795 | 18.59 | 4,400,100 |
| Qualified XII (1.15) | 150,928.921 | 18.50 | 2,792,185 |
| Qualified XII (1.20) | 44,297.844 | 18.41 | 815,523 |
| Qualified XII (1.25) | 91,050.152 | 18.33 | 1,668,949 |
| Qualified XII (1.30) | 3,141.757 | 18.24 | 57,306 |
| Qualified XII (1.35) | 2,043.761 | 18.15 | 37,094 |
| Qualified XII (1.40) | 20,839.091 | 18.06 | 376,354 |
| Qualified XII (1.45) | 2,141.316 | 17.98 | 38,501 |
| Qualified XII (1.50) | 939.293 | 17.89 | 16,804 |
| Qualified XIX | 11,320.719 | 35.49 | 401,772 |
| Qualified XV | 48,379.842 | 26.91 | 1,301,902 |
| Qualified XVI | 234,251.911 | 25.63 | 6,003,876 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I (continued)** | | | |
| Qualified XVII | 161,311.840 | $ 26.76 | $ 4,316,705 |
| Qualified XVIII | 256,451.807 | 26.76 | 6,862,650 |
| Qualified XX | 31,620.269 | 35.14 | 1,111,136 |
| Qualified XXI | 81,842.648 | 27.18 | 2,224,483 |
| Qualified XXIX | 775.990 | 34.39 | 26,686 |
| Qualified XXV | 51,079.262 | 27.10 | 1,384,248 |
| Qualified XXVI | 19,251.848 | 26.89 | 517,682 |
| Qualified XXVII | 1,083,123.715 | 34.85 | 37,746,861 |
| Qualified XXVIII | 109,398.236 | 34.74 | 3,800,495 |
| Qualified XXX | 82,559.763 | 33.96 | 2,803,730 |
| Qualified XXXII | 397,835.014 | 11.37 | 4,523,384 |
| Qualified XXXIII (0.65) | 2,334.193 | 12.05 | 28,127 |
| | 27,567,178.546 | | $ 637,473,415 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $    6,872,497 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,267.402 | $    10.52 | 13,333 |
| ING MAP PLUS NP13 | 8,973.562 | 10.50 | 94,222 |
| ING MAP PLUS NP14 | 6,523.135 | 10.49 | 68,428 |
| ING MAP PLUS NP15 | 91,638.303 | 10.48 | 960,369 |
| ING MAP PLUS NP16 | 807.942 | 10.47 | 8,459 |
| ING MAP PLUS NP20 | 9,684.477 | 10.43 | 101,009 |
| ING MAP PLUS NP21 | 330.859 | 10.42 | 3,448 |
| ING MAP PLUS NP26 | 1,022.557 | 10.37 | 10,604 |
| ING MAP PLUS NP27 | 168.285 | 10.37 | 1,745 |
| ING MAP PLUS NP28 | 1.958 | 10.36 | 20 |
| ING MAP PLUS NP29 | 2,477.758 | 10.35 | 25,645 |
| ING MAP PLUS NP30 | 5,140.921 | 10.34 | 53,157 |
| ING MAP PLUS NP32 | 765.063 | 10.32 | 7,895 |
| ING MAP PLUS NP6 | 19,143.945 | 10.57 | 202,352 |
| ING MAP PLUS NP7 | 1,414.257 | 10.56 | 14,935 |
| Qualified I | 8,318.683 | 75.27 | 626,147 |
| Qualified IX | 644.989 | 18.36 | 11,842 |
| Qualified V | 333.176 | 19.08 | 6,357 |
| Qualified VI | 7,676,439.664 | 19.10 | 146,619,998 |
| Qualified VII | 90,159.520 | 17.75 | 1,600,331 |
| Qualified VIII | 11,778.563 | 17.57 | 206,949 |
| Qualified X (1.15) | 250,505.809 | 19.33 | 4,842,277 |
| Qualified X (1.25) | 1,189,673.882 | 19.10 | 22,722,771 |
| Qualified XII (0.00) | 66,078.388 | 12.66 | 836,552 |
| Qualified XII (0.00) | 81,810.592 | 12.52 | 1,024,269 |
| Qualified XII (0.00) | 212,582.654 | 15.55 | 3,305,660 |
| Qualified XII (0.05) | 95,977.438 | 20.21 | 1,939,704 |
| Qualified XII (0.25) | 166,952.997 | 15.26 | 2,547,703 |
| Qualified XII (0.30) | 216,169.764 | 15.20 | 3,285,780 |
| Qualified XII (0.35) | 158,961.135 | 15.14 | 2,406,672 |
| Qualified XII (0.40) | 5,538.128 | 17.32 | 95,920 |
| Qualified XII (0.45) | 704.175 | 15.03 | 10,584 |
| Qualified XII (0.50) | 209,025.749 | 15.18 | 3,173,011 |
| Qualified XII (0.55) | 131,319.572 | 14.92 | 1,959,288 |
| Qualified XII (0.60) | 275,164.639 | 14.86 | 4,088,947 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I (continued)** | | | |
| Qualified XII (0.65) | 93,929.673 | $ 14.80 | $ 1,390,159 |
| Qualified XII (0.70) | 423,772.670 | 14.75 | 6,250,647 |
| Qualified XII (0.75) | 520,905.995 | 14.69 | 7,652,109 |
| Qualified XII (0.80) | 1,205,427.077 | 14.84 | 17,888,538 |
| Qualified XII (0.85) | 1,025,424.776 | 16.81 | 17,237,390 |
| Qualified XII (0.90) | 48,294.276 | 14.75 | 712,341 |
| Qualified XII (0.95) | 1,084,691.044 | 16.65 | 18,060,106 |
| Qualified XII (1.00) | 2,133,801.422 | 16.57 | 35,357,090 |
| Qualified XII (1.05) | 281,337.838 | 16.49 | 4,639,261 |
| Qualified XII (1.10) | 159,531.408 | 16.41 | 2,617,910 |
| Qualified XII (1.15) | 62,040.653 | 16.33 | 1,013,124 |
| Qualified XII (1.20) | 50,429.718 | 16.25 | 819,483 |
| Qualified XII (1.25) | 1,770.408 | 10.67 | 18,890 |
| Qualified XII (1.25) | 83,798.899 | 16.17 | 1,355,028 |
| Qualified XII (1.30) | 9,308.319 | 16.10 | 149,864 |
| Qualified XII (1.35) | 5,020.102 | 16.02 | 80,422 |
| Qualified XII (1.40) | 37,576.706 | 15.94 | 598,973 |
| Qualified XII (1.45) | 9,281.132 | 15.87 | 147,292 |
| Qualified XII (1.50) | 2,138.282 | 15.79 | 33,763 |
| Qualified XIX | 1,066.005 | 76.25 | 81,283 |
| Qualified XV | 17,655.092 | 19.62 | 346,393 |
| Qualified XVI | 171,390.010 | 18.68 | 3,201,565 |
| Qualified XVII | 173,477.475 | 19.34 | 3,355,054 |
| Qualified XVIII | 277,487.755 | 19.34 | 5,366,613 |
| Qualified XX | 7,810.699 | 75.00 | 585,802 |
| Qualified XXI | 31,506.181 | 19.82 | 624,453 |
| Qualified XXIX | 1,176.906 | 74.05 | 87,150 |
| Qualified XXV | 30,146.975 | 19.76 | 595,704 |
| Qualified XXVI | 30,702.494 | 19.60 | 601,769 |
| Qualified XXVII | 673,417.868 | 75.03 | 50,526,543 |
| Qualified XXVIII | 148,836.901 | 74.79 | 11,131,512 |
| Qualified XXX | 18,287.992 | 73.11 | 1,337,035 |
| Qualified XXXII | 122,767.744 | 10.59 | 1,300,110 |
| Qualified XXXIII (0.65) | 9,450.563 | 12.46 | 117,754 |
| | 19,951,160.999 | | $ 405,030,010 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $    627,656 |
| Contracts in accumulation period: | | | |
| Qualified I | 3,704.123 | $    49.66 | 183,947 |
| Qualified IX | 1,064.039 | 14.28 | 15,194 |
| Qualified V | 11,159.755 | 13.89 | 155,009 |
| Qualified VI | 4,217,348.849 | 14.14 | 59,633,313 |
| Qualified VII | 119,533.995 | 14.11 | 1,686,625 |
| Qualified VIII | 3,533.594 | 13.61 | 48,092 |
| Qualified X (1.15) | 187,354.525 | 14.32 | 2,682,917 |
| Qualified X (1.25) | 895,093.815 | 14.14 | 12,656,627 |
| Qualified XII (0.00) | 11,478.627 | 10.66 | 122,362 |
| Qualified XII (0.00) | 12,588.857 | 10.78 | 135,708 |
| Qualified XII (0.00) | 256,424.554 | 12.81 | 3,284,799 |
| Qualified XII (0.05) | 14,250.162 | 14.97 | 213,325 |
| Qualified XII (0.25) | 140,435.317 | 12.57 | 1,765,272 |
| Qualified XII (0.30) | 133,522.078 | 12.52 | 1,671,696 |
| Qualified XII (0.35) | 15,610.248 | 12.47 | 194,660 |
| Qualified XII (0.45) | 54.300 | 12.38 | 672 |
| Qualified XII (0.50) | 61,612.963 | 12.45 | 767,081 |
| Qualified XII (0.55) | 208,749.091 | 12.29 | 2,565,526 |
| Qualified XII (0.60) | 79,187.044 | 12.24 | 969,249 |
| Qualified XII (0.65) | 105,753.685 | 12.19 | 1,289,137 |
| Qualified XII (0.70) | 791,901.883 | 12.15 | 9,621,608 |
| Qualified XII (0.75) | 649,862.445 | 12.10 | 7,863,336 |
| Qualified XII (0.80) | 1,185,620.434 | 12.21 | 14,476,426 |
| Qualified XII (0.85) | 526,675.295 | 13.14 | 6,920,513 |
| Qualified XII (0.90) | 35,203.846 | 12.09 | 425,615 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market Portfolio - Class I (continued)** | | | |
| Qualified XII (0.95) | 971,457.473 | $ 13.02 | $ 12,648,376 |
| Qualified XII (1.00) | 1,474,751.452 | 12.95 | 19,098,031 |
| Qualified XII (1.05) | 258,944.229 | 12.89 | 3,337,791 |
| Qualified XII (1.10) | 167,861.769 | 12.83 | 2,153,667 |
| Qualified XII (1.15) | 61,014.440 | 12.77 | 779,154 |
| Qualified XII (1.20) | 65,703.056 | 12.71 | 835,086 |
| Qualified XII (1.25) | 13,174.913 | 10.18 | 134,121 |
| Qualified XII (1.25) | 189,734.624 | 12.64 | 2,398,246 |
| Qualified XII (1.30) | 16,828.975 | 12.58 | 211,709 |
| Qualified XII (1.35) | 15,900.887 | 12.52 | 199,079 |
| Qualified XII (1.40) | 38,256.239 | 12.46 | 476,673 |
| Qualified XII (1.45) | 7,632.544 | 12.40 | 94,644 |
| Qualified XII (1.50) | 1,943.190 | 12.34 | 23,979 |
| Qualified XIX | 1,958.219 | 49.66 | 97,245 |
| Qualified XV | 5,770.012 | 14.53 | 83,838 |
| Qualified XVI | 96,206.301 | 13.84 | 1,331,495 |
| Qualified XVII | 183,324.607 | 14.14 | 2,592,210 |
| Qualified XVIII | 320,661.390 | 14.14 | 4,534,152 |
| Qualified XX | 16,378.542 | 48.72 | 797,963 |
| Qualified XXI | 20,414.646 | 14.68 | 299,687 |
| Qualified XXIX | 1,059.718 | 48.72 | 51,629 |
| Qualified XXV | 37,147.063 | 14.63 | 543,462 |
| Qualified XXVI | 26,648.722 | 14.52 | 386,939 |
| Qualified XXVII | 367,555.185 | 51.39 | 18,888,661 |
| Qualified XXVIII | 161,492.654 | 50.40 | 8,139,230 |
| Qualified XXX | 3,888.591 | 48.11 | 187,080 |
| Qualified XXXII | 34,681.497 | 10.15 | 352,017 |
| Qualified XXXIII (0.65) | 6,016.697 | 10.61 | 63,837 |
| | 14,234,131.159 | | $ 210,716,366 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Natural Resources Trust** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 13.227 | $ 26.81 | $ 355 |
| Qualified VI | 889,990.653 | 26.39 | 23,486,853 |
| Qualified VIII | 1,080.914 | 22.86 | 24,710 |
| Qualified XII (0.05) | 11,123.385 | 27.93 | 310,676 |
| Qualified XII (0.15) | 4,665.343 | 20.40 | 95,173 |
| Qualified XII (0.15) | 4,804.394 | 20.56 | 98,778 |
| Qualified XII (0.25) | 58,385.867 | 17.71 | 1,034,014 |
| Qualified XII (0.35) | 2,469.980 | 17.58 | 43,422 |
| Qualified XII (0.45) | 185.567 | 17.45 | 3,238 |
| Qualified XII (0.50) | 25,289.376 | 18.46 | 466,842 |
| Qualified XII (0.55) | 25,866.775 | 17.31 | 447,754 |
| Qualified XII (0.60) | 21,379.038 | 17.25 | 368,788 |
| Qualified XII (0.65) | 8,579.023 | 17.18 | 147,388 |
| Qualified XII (0.70) | 77,475.801 | 17.12 | 1,326,386 |
| Qualified XII (0.75) | 29,630.425 | 17.05 | 505,199 |
| Qualified XII (0.80) | 233,144.328 | 18.58 | 4,331,822 |
| Qualified XII (0.85) | 95,673.792 | 21.22 | 2,030,198 |
| Qualified XII (0.90) | 6,583.975 | 18.44 | 121,409 |
| Qualified XII (0.95) | 95,267.858 | 21.02 | 2,002,530 |
| Qualified XII (1.00) | 283,136.069 | 20.92 | 5,923,207 |
| Qualified XII (1.05) | 18,055.575 | 20.81 | 375,737 |
| Qualified XII (1.10) | 16,882.368 | 20.72 | 349,803 |
| Qualified XII (1.15) | 12,370.950 | 20.62 | 255,089 |
| Qualified XII (1.20) | 6,830.149 | 20.52 | 140,155 |
| Qualified XII (1.25) | 306.246 | 17.61 | 5,393 |
| Qualified XII (1.25) | 10,616.256 | 20.42 | 216,784 |
| Qualified XII (1.30) | 537.127 | 20.32 | 10,914 |
| Qualified XII (1.35) | 1,538.771 | 20.22 | 31,114 |
| Qualified XII (1.40) | 7,783.061 | 20.12 | 156,595 |
| Qualified XII (1.45) | 222.914 | 20.03 | 4,465 |
| Qualified XV | 4,758.654 | 27.12 | 129,055 |
| Qualified XVI | 22,231.813 | 25.82 | 574,025 |
| Qualified XVII | 3,352.145 | 26.39 | 88,463 |
| Qualified XXI | 7,752.734 | 27.39 | 212,347 |
| Qualified XXV | 16,042.524 | 27.23 | 436,838 |
| Qualified XXVI | 2,471.435 | 26.88 | 66,432 |
| Qualified XXVII | 395,735.113 | 24.79 | 9,810,273 |
| Qualified XXVIII | 86,990.981 | 24.71 | 2,149,547 |
| | 2,489,224.606 | | $ 57,781,771 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Adviser Series Balanced Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 46.423 | $ 12.15 | $ 564 |
| | 46.423 | | $ 564 |
| | | | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 15,203.688 | $ 26.93 | $ 409,435 |
| Qualified XII (0.15) | 2,222.801 | 12.45 | 27,674 |
| Qualified XII (0.50) | 88.912 | 17.70 | 1,574 |
| Qualified XII (0.65) | 15.037 | 16.65 | 250 |
| Qualified XII (0.70) | 426.390 | 16.58 | 7,070 |
| Qualified XII (0.75) | 16.025 | 16.52 | 265 |
| Qualified XII (0.80) | 29.634 | 17.79 | 527 |
| Qualified XII (0.85) | 54.455 | 24.92 | 1,357 |
| Qualified XII (0.95) | 91.442 | 24.68 | 2,257 |
| Qualified XII (1.00) | 1,190.661 | 24.56 | 29,243 |
| Qualified XII (1.05) | 348.930 | 24.44 | 8,528 |
| Qualified XII (1.15) | 6.582 | 24.21 | 159 |
| Qualified XII (1.40) | 57.894 | 23.63 | 1,368 |
| Qualified XII (1.45) | 12.500 | 23.52 | 294 |
| Qualified XVI | 314.907 | 26.35 | 8,298 |
| Qualified XVII | 367.162 | 26.93 | 9,888 |
| | 20,447.020 | | $ 508,187 |
| | | | |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,960.898 | $ 20.57 | $ 122,616 |
| Qualified XII (0.55) | 18.039 | 14.56 | 263 |
| Qualified XII (0.70) | 375.898 | 14.40 | 5,413 |
| Qualified XII (0.75) | 31.795 | 14.34 | 456 |
| Qualified XII (0.80) | 60.797 | 14.59 | 887 |
| Qualified XII (0.85) | 4.621 | 17.87 | 83 |
| Qualified XII (0.95) | 21.311 | 17.69 | 377 |
| Qualified XII (1.00) | 480.853 | 17.61 | 8,468 |
| Qualified XII (1.05) | 0.689 | 17.53 | 12 |
| Qualified XII (1.15) | 412.567 | 17.36 | 7,162 |
| | 7,367.468 | | $ 145,737 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 8,543.691 | $ 18.49 | $ 157,973 |
| Qualified XII (0.30) | 0.369 | 11.19 | 4 |
| Qualified XII (0.50) | 29.088 | 11.69 | 340 |
| Qualified XII (0.70) | 1,002.773 | 10.86 | 10,890 |
| Qualified XII (0.75) | 22.934 | 10.82 | 248 |
| Qualified XII (0.80) | 38.040 | 11.86 | 451 |
| Qualified XII (0.85) | 42.573 | 16.43 | 699 |
| Qualified XII (0.95) | 126.949 | 16.27 | 2,065 |
| Qualified XII (1.00) | 731.943 | 16.19 | 11,850 |
| Qualified XII (1.40) | 4.641 | 15.58 | 72 |
| Qualified XVII | 7.885 | 18.49 | 146 |
| Qualified XXXIII (0.65) | 8.697 | 9.95 | 87 |
| | 10,559.583 | | $ 184,825 |
| | | | |
| **Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 17,944.456 | $ 23.58 | $ 423,130 |
| Qualified XII (0.25) | 262.385 | 14.66 | 3,847 |
| Qualified XII (0.30) | 0.735 | 14.61 | 11 |
| Qualified XII (0.50) | 116.323 | 14.88 | 1,731 |
| Qualified XII (0.55) | 5.620 | 14.33 | 81 |
| Qualified XII (0.65) | 15.011 | 14.22 | 213 |
| Qualified XII (0.70) | 1,635.359 | 14.17 | 23,173 |
| Qualified XII (0.75) | 236.925 | 14.12 | 3,345 |
| Qualified XII (0.80) | 0.405 | 15.17 | 6 |
| Qualified XII (0.85) | 912.844 | 16.38 | 14,952 |
| Qualified XII (0.95) | 145.486 | 16.22 | 2,360 |
| Qualified XII (1.00) | 330.257 | 16.15 | 5,334 |
| Qualified XII (1.10) | 337.355 | 15.99 | 5,394 |
| Qualified XII (1.15) | 12.284 | 15.92 | 196 |
| Qualified XII (1.40) | 194.428 | 15.54 | 3,021 |
| Qualified XII (1.45) | 22.383 | 15.46 | 346 |
| Qualified XVI | 25.997 | 23.07 | 600 |
| Qualified XVII | 45.437 | 23.58 | 1,071 |
| | 22,243.690 | | $ 488,811 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 15,176.248 | $ 21.50 | $ 326,289 |
| Qualified XII (0.30) | 0.253 | 11.06 | 3 |
| Qualified XII (0.50) | 28.283 | 12.22 | 346 |
| Qualified XII (0.55) | 7.507 | 10.85 | 81 |
| Qualified XII (0.65) | 14.968 | 10.77 | 161 |
| Qualified XII (0.70) | 1,888.767 | 10.73 | 20,266 |
| Qualified XII (0.75) | 185.703 | 10.68 | 1,983 |
| Qualified XII (0.80) | 10.652 | 12.51 | 133 |
| Qualified XII (0.85) | 343.276 | 18.29 | 6,279 |
| Qualified XII (0.95) | 51.258 | 18.12 | 929 |
| Qualified XII (1.00) | 696.791 | 18.03 | 12,563 |
| Qualified XII (1.05) | 148.414 | 17.94 | 2,663 |
| Qualified XII (1.10) | 82.855 | 17.86 | 1,480 |
| Qualified XII (1.15) | 13.253 | 17.77 | 236 |
| Qualified XVII | 374.238 | 21.50 | 8,046 |
| | 19,022.466 | | $ 381,458 |
| | | | |
| **Legg Mason Value Trust, Inc. - Primary Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP20 | 115,246.791 | $ 11.53 | $ 1,328,796 |
| | 115,246.791 | | $ 1,328,796 |
| | | | |
| **Lord Abbett Affiliated Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 374.153 | $ 11.37 | $ 4,254 |
| ING MAP PLUS NP13 | 37,920.941 | 11.36 | 430,782 |
| ING MAP PLUS NP14 | 615.506 | 11.35 | 6,986 |
| ING MAP PLUS NP20 | 4,092.374 | 11.28 | 46,162 |
| ING MAP PLUS NP21 | 9,414.261 | 11.27 | 106,099 |
| ING MAP PLUS NP22 | 4,936.607 | 11.26 | 55,586 |
| ING MAP PLUS NP23 | 485.007 | 11.25 | 5,456 |
| ING MAP PLUS NP24 | 2,081.569 | 11.24 | 23,397 |
| ING MAP PLUS NP26 | 2,951.197 | 11.22 | 33,112 |
| ING MAP PLUS NP28 | 2.754 | 11.20 | 31 |
| ING MAP PLUS NP29 | 3,111.088 | 11.19 | 34,813 |
| | 65,985.457 | | $ 746,678 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 12,263.933 | $ 12.89 | $ 158,082 |
| ING MAP PLUS NP14 | 5,348.901 | 12.87 | 68,840 |
| ING MAP PLUS NP15 | 1,951.646 | 12.85 | 25,079 |
| ING MAP PLUS NP16 | 1,265.762 | 12.84 | 16,252 |
| ING MAP PLUS NP17 | 13,019.240 | 12.83 | 167,037 |
| ING MAP PLUS NP20 | 1,671.163 | 12.79 | 21,374 |
| ING MAP PLUS NP22 | 2,747.120 | 12.77 | 35,081 |
| ING MAP PLUS NP23 | 1,224.900 | 12.76 | 15,630 |
| ING MAP PLUS NP24 | 5,144.313 | 12.74 | 65,539 |
| ING MAP PLUS NP26 | 1,227.429 | 12.72 | 15,613 |
| ING MAP PLUS NP28 | 7,993.709 | 12.70 | 101,520 |
| ING MAP PLUS NP29 | 17.567 | 12.68 | 223 |
| ING MAP PLUS NP30 | 4,800.955 | 12.67 | 60,828 |
| ING MAP PLUS NP32 | 6.918 | 12.65 | 88 |
| ING MAP PLUS NP7 | 1,738.727 | 12.95 | 22,517 |
| Qualified XII (1.00) | 2,922.149 | 15.26 | 44,592 |
| | 63,344.432 | | $ 818,295 |
| | | | |
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 26,839.926 | $ 13.31 | $ 357,239 |
| ING MAP PLUS NP12 | 4,324.397 | 13.29 | 57,471 |
| ING MAP PLUS NP14 | 3,452.338 | 13.27 | 45,813 |
| ING MAP PLUS NP15 | 4,596.534 | 13.26 | 60,950 |
| ING MAP PLUS NP17 | 10,891.784 | 13.23 | 144,098 |
| ING MAP PLUS NP21 | 5,907.628 | 13.18 | 77,863 |
| ING MAP PLUS NP23 | 1,204.368 | 13.16 | 15,849 |
| ING MAP PLUS NP26 | 85.799 | 13.12 | 1,126 |
| ING MAP PLUS NP27 | 7,577.453 | 13.11 | 99,340 |
| ING MAP PLUS NP29 | 151.781 | 13.08 | 1,985 |
| ING MAP PLUS NP30 | 6,658.786 | 13.07 | 87,030 |
| ING MAP PLUS NP32 | 2,401.790 | 13.04 | 31,319 |
| | 74,092.584 | | $ 980,083 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Growth and Income Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | | | $ 1,245,687 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,959.083 | $ 11.45 | 22,432 |
| Qualified VI | 4,191,842.186 | 11.53 | 48,331,940 |
| Qualified VIII | 4,400.111 | 11.52 | 50,689 |
| Qualified X (1.15) | 180,757.714 | 11.58 | 2,093,174 |
| Qualified X (1.25) | 709,955.181 | 11.53 | 8,185,783 |
| Qualified XII (0.25) | 41,515.417 | 12.44 | 516,452 |
| Qualified XII (0.45) | 795.796 | 11.95 | 9,510 |
| Qualified XII (0.50) | 58,476.255 | 11.92 | 697,037 |
| Qualified XII (0.55) | 221,893.488 | 11.89 | 2,638,314 |
| Qualified XII (0.60) | 79,753.690 | 11.87 | 946,676 |
| Qualified XII (0.65) | 130,041.046 | 11.84 | 1,539,686 |
| Qualified XII (0.70) | 283,227.948 | 11.81 | 3,344,922 |
| Qualified XII (0.75) | 206,984.385 | 11.79 | 2,440,346 |
| Qualified XII (0.80) | 366,436.365 | 11.76 | 4,309,292 |
| Qualified XII (0.85) | 899,583.429 | 11.74 | 10,561,109 |
| Qualified XII (0.90) | 35,505.796 | 11.71 | 415,773 |
| Qualified XII (0.95) | 344,021.526 | 11.68 | 4,018,171 |
| Qualified XII (1.00) | 1,812,504.642 | 11.66 | 21,133,804 |
| Qualified XII (1.05) | 161,065.600 | 11.63 | 1,873,193 |
| Qualified XII (1.10) | 154,929.519 | 11.61 | 1,798,732 |
| Qualified XII (1.15) | 24,995.007 | 11.58 | 289,442 |
| Qualified XII (1.20) | 28,877.461 | 11.55 | 333,535 |
| Qualified XII (1.25) | 658.747 | 11.63 | 7,661 |
| Qualified XII (1.25) | 132,132.621 | 11.53 | 1,523,489 |
| Qualified XII (1.30) | 9,976.391 | 11.50 | 114,729 |
| Qualified XII (1.35) | 10,671.176 | 11.48 | 122,505 |
| Qualified XII (1.40) | 35,204.110 | 11.45 | 403,087 |
| Qualified XII (1.45) | 3,462.615 | 11.43 | 39,578 |
| Qualified XII (1.50) | 7,287.535 | 11.40 | 83,078 |
| Qualified XV | 19,447.599 | 11.68 | 227,148 |
| Qualified XVI | 104,131.038 | 11.40 | 1,187,094 |
| Qualified XVII | 17,072.925 | 11.53 | 196,851 |
| Qualified XVIII | 23,535.493 | 11.53 | 271,364 |
| Qualified XXI | 73,302.557 | 11.76 | 862,038 |
| Qualified XXV | 57,774.990 | 11.79 | 681,167 |
| Qualified XXVI | 15,939.451 | 11.71 | 186,651 |
| Qualified XXXII | 7,070.355 | 11.84 | 83,713 |
| | 10,457,189.248 | | $ 122,785,852 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | | | $ 1,081,237 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,934,710.385 | $ 13.43 | 39,413,160 |
| Qualified X (1.15) | 109,823.030 | 13.49 | 1,481,513 |
| Qualified X (1.25) | 425,763.514 | 13.43 | 5,718,004 |
| Qualified XII (0.15) | 12,982.427 | 15.63 | 202,915 |
| Qualified XII (0.30) | 91,600.999 | 14.01 | 1,283,330 |
| Qualified XII (0.35) | 73,912.783 | 13.97 | 1,032,562 |
| Qualified XII (0.50) | 42,779.950 | 13.88 | 593,786 |
| Qualified XII (0.55) | 174,312.426 | 13.85 | 2,414,227 |
| Qualified XII (0.60) | 55,617.929 | 13.82 | 768,640 |
| Qualified XII (0.65) | 11,068.034 | 13.79 | 152,628 |
| Qualified XII (0.70) | 114,099.881 | 13.76 | 1,570,014 |
| Qualified XII (0.75) | 70,786.646 | 13.73 | 971,901 |
| Qualified XII (0.80) | 340,863.533 | 13.70 | 4,669,830 |
| Qualified XII (0.85) | 342,325.752 | 13.67 | 4,679,593 |
| Qualified XII (0.90) | 24,907.784 | 13.64 | 339,742 |
| Qualified XII (0.95) | 2,016,006.278 | 13.61 | 27,437,845 |
| Qualified XII (1.00) | 1,210,233.159 | 13.58 | 16,434,966 |
| Qualified XII (1.05) | 83,539.434 | 13.55 | 1,131,959 |
| Qualified XII (1.10) | 50,214.587 | 13.52 | 678,901 |
| Qualified XII (1.15) | 18,051.721 | 13.49 | 243,518 |
| Qualified XII (1.20) | 30,948.767 | 13.46 | 416,570 |
| Qualified XII (1.25) | 1,172.163 | 12.93 | 15,156 |
| Qualified XII (1.25) | 69,214.868 | 13.43 | 929,556 |
| Qualified XII (1.30) | 7,019.168 | 13.40 | 94,057 |
| Qualified XII (1.35) | 5,843.794 | 13.37 | 78,132 |
| Qualified XII (1.40) | 16,698.578 | 13.34 | 222,759 |
| Qualified XII (1.45) | 2,894.487 | 13.31 | 38,526 |
| Qualified XII (1.50) | 1,048.636 | 13.28 | 13,926 |
| Qualified XV | 10,084.021 | 13.61 | 137,244 |
| Qualified XVI | 66,219.590 | 13.28 | 879,396 |
| Qualified XVII | 7,017.719 | 13.43 | 94,248 |
| Qualified XVIII | 10,220.697 | 13.43 | 137,264 |
| Qualified XXI | 85,245.242 | 13.70 | 1,167,860 |
| Qualified XXV | 46,514.124 | 13.73 | 638,639 |
| Qualified XXVI | 15,598.416 | 13.64 | 212,762 |
| Qualified XXVII | 886,812.689 | 16.80 | 14,898,453 |
| Qualified XXVIII | 1,005,217.781 | 14.55 | 14,625,919 |
| Qualified XXXII | 11,060.192 | 13.52 | 149,534 |
| Qualified XXXIII (0.65) | 17,040.352 | 15.44 | 263,103 |
| | 10,499,471.536 | | $ 147,313,375 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Massachusetts Investors Growth Stock Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 15,482.945 | $ 10.89 | $ 168,609 |
| ING MAP PLUS NP13 | 11,324.838 | 10.88 | 123,214 |
| ING MAP PLUS NP14 | 11,625.657 | 10.87 | 126,371 |
| ING MAP PLUS NP17 | 235.622 | 10.84 | 2,554 |
| ING MAP PLUS NP22 | 8.770 | 10.79 | 95 |
| | 38,677.832 | | $ 420,843 |
| | | | |
| **MFS® Total Return Series - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 2,858,115.532 | $ 14.80 | $ 42,300,110 |
| Qualified XXVIII | 2,753,512.558 | 14.69 | 40,449,099 |
| | 5,611,628.090 | | $ 82,749,209 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 15,396.448 | $ 12.28 | $ 189,068 |
| ING MAP PLUS NP14 | 22.957 | 12.27 | 282 |
| ING MAP PLUS NP15 | 11,762.556 | 12.26 | 144,209 |
| ING MAP PLUS NP17 | 6,621.958 | 12.23 | 80,987 |
| ING MAP PLUS NP21 | 2,053.403 | 12.19 | 25,031 |
| ING MAP PLUS NP23 | 1,459.496 | 12.16 | 17,747 |
| ING MAP PLUS NP6 | 436.369 | 12.36 | 5,394 |
| ING MAP PLUS NP7 | 1,899.455 | 12.35 | 23,458 |
| | 39,652.642 | | $ 486,176 |
| | | | |
| **New Perspective Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 485,783.120 | $ 12.44 | $ 6,043,142 |
| Qualified XII (0.00) | 436,950.348 | 12.70 | 5,549,269 |
| Qualified XII (0.30) | 14.476 | 12.64 | 183 |
| Qualified XII (0.40) | 9,163.327 | 12.61 | 115,550 |
| Qualified XII (0.55) | 2,547.196 | 12.58 | 32,044 |
| Qualified XII (0.60) | 5,661.036 | 12.57 | 71,159 |
| Qualified XII (0.65) | 371.019 | 12.56 | 4,660 |
| Qualified XII (0.70) | 18,481.674 | 12.55 | 231,945 |
| Qualified XII (0.75) | 25,983.225 | 12.54 | 325,830 |
| Qualified XII (0.80) | 267,729.920 | 12.53 | 3,354,656 |
| Qualified XII (0.85) | 126,628.685 | 12.52 | 1,585,391 |
| Qualified XII (0.90) | 3,374.653 | 12.51 | 42,217 |
| Qualified XII (0.95) | 32,424.838 | 12.50 | 405,310 |
| Qualified XII (1.00) | 260,861.038 | 12.49 | 3,258,154 |
| Qualified XII (1.05) | 12,777.836 | 12.48 | 159,467 |
| Qualified XII (1.10) | 10,377.113 | 12.47 | 129,403 |
| Qualified XII (1.15) | 7,178.632 | 12.46 | 89,446 |
| Qualified XII (1.20) | 3,705.057 | 12.45 | 46,128 |
| Qualified XII (1.25) | 158.960 | 12.78 | 2,032 |
| Qualified XII (1.25) | 13,878.231 | 12.44 | 172,645 |
| Qualified XII (1.35) | 258.844 | 12.42 | 3,215 |
| Qualified XII (1.40) | 3,144.342 | 12.41 | 39,021 |
| Qualified XII (1.45) | 7.542 | 12.39 | 93 |
| Qualified XVI | 2,418.686 | 12.38 | 29,943 |
| Qualified XVII | 13.872 | 12.49 | 173 |
| Qualified XXV | 9.730 | 12.56 | 122 |
| Qualified XXVII | 29,908.844 | 11.44 | 342,157 |
| | 1,759,812.244 | | $ 22,033,355 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 2,335.855 | $ 10.76 | $ 25,134 |
| ING MAP PLUS NP12 | 6,530.077 | 10.75 | 70,198 |
| ING MAP PLUS NP13 | 3,880.281 | 10.74 | 41,674 |
| ING MAP PLUS NP14 | 385.804 | 10.73 | 4,140 |
| ING MAP PLUS NP21 | 12,986.985 | 10.66 | 138,441 |
| ING MAP PLUS NP22 | 3,424.373 | 10.65 | 36,470 |
| | 29,543.375 | | $ 316,057 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 3,932.806 | $ 18.29 | $ 71,931 |
| ING MAP PLUS NP13 | 275.386 | 18.27 | 5,031 |
| ING MAP PLUS NP14 | 5,694.448 | 18.25 | 103,924 |
| ING MAP PLUS NP15 | 736.525 | 18.23 | 13,427 |
| ING MAP PLUS NP17 | 7,796.563 | 18.20 | 141,897 |
| ING MAP PLUS NP19 | 7,306.200 | 18.17 | 132,754 |
| ING MAP PLUS NP21 | 29,429.838 | 18.13 | 533,563 |
| ING MAP PLUS NP22 | 6.255 | 18.11 | 113 |
| ING MAP PLUS NP23 | 1,571.111 | 18.10 | 28,437 |
| ING MAP PLUS NP24 | 1,969.796 | 18.08 | 35,614 |
| ING MAP PLUS NP26 | 1,199.990 | 18.04 | 21,648 |
| ING MAP PLUS NP30 | 5,153.858 | 17.98 | 92,666 |
| Qualified V | 159.981 | 39.82 | 6,370 |
| Qualified VI | 1,160,336.604 | 40.16 | 46,599,118 |
| Qualified XII (0.15) | 2,629.178 | 40.89 | 107,507 |
| Qualified XII (0.50) | 3,649.124 | 41.82 | 152,606 |
| Qualified XII (0.55) | 6,339.966 | 41.70 | 264,377 |
| Qualified XII (0.60) | 5,157.007 | 41.59 | 214,480 |
| Qualified XII (0.65) | 4,532.593 | 41.48 | 188,012 |
| Qualified XII (0.70) | 99,399.471 | 41.37 | 4,112,156 |
| Qualified XII (0.75) | 17,101.285 | 41.26 | 705,599 |
| Qualified XII (0.80) | 119,991.255 | 41.15 | 4,937,640 |
| Qualified XII (0.85) | 103,665.219 | 41.03 | 4,253,384 |
| Qualified XII (0.90) | 7,451.152 | 40.92 | 304,901 |
| Qualified XII (0.95) | 54,577.726 | 40.81 | 2,227,317 |
| Qualified XII (1.00) | 363,643.395 | 40.70 | 14,800,286 |
| Qualified XII (1.05) | 26,874.517 | 40.60 | 1,091,105 |
| Qualified XII (1.10) | 21,224.381 | 40.49 | 859,375 |
| Qualified XII (1.15) | 14,542.342 | 40.38 | 587,220 |
| Qualified XII (1.20) | 3,432.306 | 40.27 | 138,219 |
| Qualified XII (1.25) | 732.701 | 20.05 | 14,691 |
| Qualified XII (1.25) | 19,043.754 | 40.16 | 764,797 |
| Qualified XII (1.30) | 979.271 | 40.05 | 39,220 |
| Qualified XII (1.35) | 691.793 | 39.94 | 27,630 |
| Qualified XII (1.40) | 4,372.187 | 39.84 | 174,188 |
| Qualified XII (1.45) | 843.386 | 39.73 | 33,508 |
| Qualified XII (1.50) | 596.188 | 39.62 | 23,621 |
| Qualified XV | 189.716 | 40.81 | 7,742 |
| Qualified XVI | 18,761.558 | 39.62 | 743,333 |
| Qualified XVII | 6,275.047 | 40.16 | 252,006 |
| Qualified XXI | 3,274.108 | 41.15 | 134,730 |
| Qualified XXV | 6,817.193 | 41.23 | 281,073 |
| Qualified XXVI | 2,705.421 | 40.90 | 110,652 |
| Qualified XXVII | 1,122,703.958 | 26.84 | 30,133,374 |
| | 3,267,766.559 | | $ 115,471,242 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 3,068.573 | $ 16.42 | $ 50,386 |
| | 3,068.573 | | $ 50,386 |
| | | | |
| **Oppenheimer Main Street Fund® - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,833.743 | $ 11.14 | $ 20,428 |
| ING MAP PLUS NP17 | 98.692 | 11.11 | 1,096 |
| ING MAP PLUS NP26 | 18.876 | 11.02 | 208 |
| | 1,951.311 | | $ 21,732 |
| | | | |
| **Oppenheimer Aggressive Growth Fund/VA** | | | |
| Currently payable annuity contracts: | | | $ 2,565 |
| | | | $ 2,565 |
| | | | |
| **Oppenheimer Global Securities Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP24 | 78.300 | $ 12.81 | $ 1,003 |
| ING MAP PLUS NP30 | 0.059 | 12.74 | 1 |
| Qualified VI | 24,668.741 | 20.40 | 503,242 |
| Qualified X (1.25) | 808.016 | 20.40 | 16,484 |
| Qualified XII (0.45) | 2.478 | 21.63 | 54 |
| Qualified XII (0.50) | 174.236 | 21.61 | 3,765 |
| Qualified XII (0.70) | 3,396.516 | 21.22 | 72,074 |
| Qualified XII (0.75) | 256.963 | 21.14 | 5,432 |
| Qualified XII (0.80) | 577.414 | 21.12 | 12,195 |
| Qualified XII (0.85) | 330.519 | 21.04 | 6,954 |
| Qualified XII (0.90) | 60.753 | 20.96 | 1,273 |
| Qualified XII (0.95) | 25.807 | 20.88 | 539 |
| Qualified XII (1.00) | 2,523.657 | 20.80 | 52,492 |
| Qualified XII (1.05) | 18.336 | 20.72 | 380 |
| Qualified XII (1.10) | 195.349 | 20.64 | 4,032 |
| Qualified XII (1.15) | 66.150 | 20.56 | 1,360 |
| Qualified XII (1.40) | 212.302 | 20.17 | 4,282 |
| Qualified XVI | 337.359 | 20.01 | 6,751 |
| Qualified XVII | 918.571 | 20.40 | 18,739 |
| Qualified XXXIII (0.65) | 10.637 | 14.84 | 158 |
| | 34,662.163 | | $ 711,210 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts: | | | $ 40,625 |
| | | | $ 40,625 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 52,200.671 | $ 11.72 | $ 611,792 |
| Qualified X (1.15) | 591.804 | 13.37 | 7,912 |
| Qualified X (1.25) | 6,650.821 | 13.36 | 88,855 |
| Qualified XII (0.15) | 1,259.330 | 11.81 | 14,873 |
| Qualified XII (0.50) | 218.104 | 11.78 | 2,569 |
| Qualified XII (0.55) | 1,188.912 | 11.78 | 14,005 |
| Qualified XII (0.60) | 1,917.938 | 11.78 | 22,593 |
| Qualified XII (0.70) | 1,038.869 | 11.77 | 12,227 |
| Qualified XII (0.75) | 1.173 | 11.76 | 14 |
| Qualified XII (0.85) | 1,704.372 | 11.76 | 20,043 |
| Qualified XII (0.90) | 89.703 | 11.75 | 1,054 |
| Qualified XII (0.95) | 1,096.967 | 11.75 | 12,889 |
| Qualified XII (1.00) | 10,296.990 | 11.74 | 120,887 |
| Qualified XII (1.05) | 107.422 | 11.74 | 1,261 |
| Qualified XII (1.10) | 165.296 | 11.74 | 1,941 |
| Qualified XII (1.15) | 997.952 | 11.73 | 11,706 |
| Qualified XII (1.20) | 5.327 | 11.73 | 62 |
| Qualified XII (1.25) | 173.806 | 11.72 | 2,037 |
| Qualified XII (1.35) | 1,516.513 | 11.72 | 17,774 |
| Qualified XII (1.40) | 43.962 | 11.71 | 515 |
| Qualified XVI | 6,585.762 | 11.70 | 77,053 |
| Qualified XVIII | 272.211 | 13.40 | 3,648 |
| Qualified XXI | 17.653 | 11.76 | 208 |
| Qualified XXV | 485.237 | 11.76 | 5,706 |
| | 88,626.795 | | $ 1,051,624 |
| | | | |
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 4,444.882 | $ 14.20 | $ 63,117 |
| Qualified X (1.25) | 176.232 | 14.20 | 2,502 |
| Qualified XII (0.45) | 3.117 | 15.10 | 47 |
| Qualified XII (0.55) | 8.402 | 14.99 | 126 |
| Qualified XII (0.65) | 0.303 | 14.88 | 5 |
| Qualified XII (0.70) | 3,714.224 | 14.82 | 55,045 |
| Qualified XII (0.75) | 20.917 | 14.76 | 309 |
| Qualified XII (0.85) | 234.124 | 14.64 | 3,428 |
| Qualified XII (1.00) | 1,921.040 | 14.47 | 27,797 |
| Qualified XII (1.05) | 58.734 | 14.42 | 847 |
| Qualified XII (1.45) | 20.111 | 13.98 | 281 |
| | 10,602.086 | | $ 153,504 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 7.694 | $ 11.62 | $ 89 |
| ING MAP PLUS NP13 | 823.353 | 11.61 | 9,559 |
| ING MAP PLUS NP14 | 1,363.324 | 11.60 | 15,815 |
| ING MAP PLUS NP15 | 1,796.558 | 11.59 | 20,822 |
| ING MAP PLUS NP16 | 948.338 | 11.58 | 10,982 |
| ING MAP PLUS NP17 | 266.750 | 11.57 | 3,086 |
| ING MAP PLUS NP21 | 6,495.483 | 11.52 | 74,828 |
| ING MAP PLUS NP23 | 1,385.560 | 11.50 | 15,934 |
| ING MAP PLUS NP30 | 71.878 | 11.43 | 822 |
| Qualified V | 260.117 | 10.90 | 2,835 |
| Qualified VI | 1,286,152.930 | 10.99 | 14,134,821 |
| Qualified XII (0.00) | 1,283,233.780 | 11.76 | 15,090,829 |
| Qualified XII (0.55) | 804.858 | 11.42 | 9,191 |
| Qualified XII (0.60) | 2,315.822 | 11.39 | 26,377 |
| Qualified XII (0.65) | 240.298 | 11.36 | 2,730 |
| Qualified XII (0.70) | 192,280.842 | 11.32 | 2,176,619 |
| Qualified XII (0.75) | 112,406.334 | 11.29 | 1,269,068 |
| Qualified XII (0.80) | 62,798.458 | 11.26 | 707,111 |
| Qualified XII (0.85) | 136,795.440 | 11.23 | 1,536,213 |
| Qualified XII (0.90) | 957.437 | 11.20 | 10,723 |
| Qualified XII (0.95) | 36,703.531 | 11.17 | 409,978 |
| Qualified XII (1.00) | 806,136.551 | 11.14 | 8,980,361 |
| Qualified XII (1.05) | 87,926.137 | 11.11 | 976,859 |
| Qualified XII (1.10) | 5,787.035 | 11.08 | 64,120 |
| Qualified XII (1.15) | 15,096.258 | 11.05 | 166,814 |
| Qualified XII (1.20) | 8,649.908 | 11.02 | 95,322 |
| Qualified XII (1.25) | 291.454 | 11.76 | 3,428 |
| Qualified XII (1.25) | 30,553.451 | 10.99 | 335,782 |
| Qualified XII (1.30) | 1,215.514 | 10.96 | 13,322 |
| Qualified XII (1.35) | 864.285 | 10.93 | 9,447 |
| Qualified XII (1.40) | 3,503.940 | 10.91 | 38,228 |
| Qualified XII (1.45) | 450.611 | 10.88 | 4,903 |
| Qualified XII (1.50) | 2.281 | 10.85 | 25 |
| Qualified XVI | 13,588.174 | 10.85 | 147,432 |
| Qualified XVII | 2,641.125 | 10.99 | 29,026 |
| Qualified XXI | 254.575 | 11.26 | 2,867 |
| Qualified XXVI | 142.612 | 11.20 | 1,597 |
| Qualified XXVII | 712,292.577 | 11.17 | 7,956,308 |
| | 4,817,505.273 | | $ 54,354,273 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Admin Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 794,167.794 | $ 10.87 | $ 8,632,604 |
| Qualified X (1.15) | 5,572.324 | 10.53 | 58,677 |
| Qualified X (1.25) | 35,562.577 | 10.52 | 374,118 |
| Qualified XII (0.00) | 6,689.202 | 11.10 | 74,250 |
| Qualified XII (0.40) | 1,596.937 | 11.03 | 17,614 |
| Qualified XII (0.50) | 54.519 | 11.01 | 600 |
| Qualified XII (0.55) | 573.782 | 11.00 | 6,312 |
| Qualified XII (0.60) | 562.477 | 10.99 | 6,182 |
| Qualified XII (0.65) | 229.182 | 10.98 | 2,516 |
| Qualified XII (0.70) | 76,172.759 | 10.97 | 835,615 |
| Qualified XII (0.75) | 8,155.120 | 10.96 | 89,380 |
| Qualified XII (0.80) | 135,357.425 | 10.95 | 1,482,164 |
| Qualified XII (0.85) | 73,154.154 | 10.94 | 800,306 |
| Qualified XII (0.90) | 4,240.525 | 10.93 | 46,349 |
| Qualified XII (0.95) | 68,440.007 | 10.93 | 748,049 |
| Qualified XII (1.00) | 765,439.523 | 10.92 | 8,358,600 |
| Qualified XII (1.05) | 20,395.517 | 10.91 | 222,515 |
| Qualified XII (1.10) | 26,077.555 | 10.90 | 284,245 |
| Qualified XII (1.15) | 11,316.040 | 10.89 | 123,232 |
| Qualified XII (1.20) | 5,608.253 | 10.88 | 61,018 |
| Qualified XII (1.25) | 527.129 | 10.66 | 5,619 |
| Qualified XII (1.25) | 27,019.817 | 10.87 | 293,705 |
| Qualified XII (1.30) | 922.366 | 10.86 | 10,017 |
| Qualified XII (1.35) | 2,712.086 | 10.85 | 29,426 |
| Qualified XII (1.40) | 4,040.375 | 10.84 | 43,798 |
| Qualified XII (1.45) | 557.918 | 10.83 | 6,042 |
| Qualified XII (1.50) | 318.730 | 10.83 | 3,452 |
| Qualified XVI | 18,534.153 | 10.83 | 200,725 |
| Qualified XXI | 1,689.064 | 10.95 | 18,495 |
| Qualified XXV | 713.429 | 10.98 | 7,833 |
| Qualified XXXII | 8.152 | 10.52 | 86 |
| | 2,096,408.891 | | $ 22,843,544 |
| | | | |
| **Pioneer Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 1,881.421 | $ 13.24 | $ 24,910 |
| | 1,881.421 | | $ 24,910 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 18,812.280 | $ 10.65 | $ 200,351 |
| ING MAP PLUS NP12 | 1,540.017 | 10.63 | 16,370 |
| ING MAP PLUS NP13 | 2,621.276 | 10.62 | 27,838 |
| ING MAP PLUS NP14 | 15,956.270 | 10.61 | 169,296 |
| ING MAP PLUS NP15 | 1,646.791 | 10.60 | 17,456 |
| ING MAP PLUS NP16 | 9.865 | 10.59 | 104 |
| ING MAP PLUS NP17 | 3,755.077 | 10.58 | 39,729 |
| ING MAP PLUS NP19 | 2,468.686 | 10.56 | 26,069 |
| ING MAP PLUS NP20 | 617.955 | 10.55 | 6,519 |
| ING MAP PLUS NP21 | 14,199.576 | 10.54 | 149,664 |
| ING MAP PLUS NP23 | 403.592 | 10.52 | 4,246 |
| ING MAP PLUS NP24 | 3,009.942 | 10.51 | 31,634 |
| ING MAP PLUS NP26 | 4.643 | 10.49 | 49 |
| ING MAP PLUS NP28 | 43.372 | 10.47 | 454 |
| ING MAP PLUS NP29 | 1,513.641 | 10.46 | 15,833 |
| ING MAP PLUS NP30 | 837.066 | 10.45 | 8,747 |
| ING MAP PLUS NP32 | 8.283 | 10.43 | 86 |
| ING MAP PLUS NP6 | 2,566.371 | 10.69 | 27,435 |
| | 70,014.703 | | $ 741,880 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Equity Income VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 2,025,626 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP21 | 4,479.181 | $ 11.82 | 52,944 |
| ING MAP PLUS NP23 | 737.885 | 11.80 | 8,707 |
| ING MAP PLUS NP26 | 805.112 | 11.77 | 9,476 |
| Qualified VI | 1,828,424.924 | 11.61 | 21,228,013 |
| Qualified VIII | 4,447.921 | 11.60 | 51,596 |
| Qualified X (1.15) | 87,153.397 | 11.66 | 1,016,209 |
| Qualified X (1.25) | 258,105.271 | 11.61 | 2,996,602 |
| Qualified XII (0.25) | 7,263.315 | 12.44 | 90,356 |
| Qualified XII (0.30) | 83,760.206 | 12.11 | 1,014,336 |
| Qualified XII (0.35) | 11,443.933 | 12.08 | 138,243 |
| Qualified XII (0.50) | 41,273.693 | 12.00 | 495,284 |
| Qualified XII (0.55) | 90,151.968 | 11.98 | 1,080,021 |
| Qualified XII (0.60) | 17,367.453 | 11.95 | 207,541 |
| Qualified XII (0.65) | 68,452.216 | 11.92 | 815,950 |
| Qualified XII (0.70) | 133,781.607 | 11.90 | 1,592,001 |
| Qualified XII (0.75) | 185,544.030 | 11.87 | 2,202,408 |
| Qualified XII (0.80) | 816,401.696 | 11.84 | 9,666,196 |
| Qualified XII (0.85) | 212,647.271 | 11.82 | 2,513,491 |
| Qualified XII (0.90) | 12,252.581 | 11.79 | 144,458 |
| Qualified XII (0.95) | 148,264.506 | 11.76 | 1,743,591 |
| Qualified XII (1.00) | 675,773.339 | 11.74 | 7,933,579 |
| Qualified XII (1.05) | 56,562.852 | 11.71 | 662,351 |
| Qualified XII (1.10) | 16,203.883 | 11.69 | 189,423 |
| Qualified XII (1.15) | 55,241.795 | 11.66 | 644,119 |
| Qualified XII (1.20) | 9,136.065 | 11.63 | 106,252 |
| Qualified XII (1.25) | 36,629.464 | 11.61 | 425,268 |
| Qualified XII (1.30) | 3,834.439 | 11.58 | 44,403 |
| Qualified XII (1.35) | 1,974.799 | 11.56 | 22,829 |
| Qualified XII (1.40) | 9,701.842 | 11.53 | 111,862 |
| Qualified XII (1.45) | 2,093.505 | 11.51 | 24,096 |
| Qualified XII (1.50) | 743.378 | 11.48 | 8,534 |
| Qualified XV | 5,921.847 | 11.76 | 69,641 |
| Qualified XVI | 27,118.693 | 11.48 | 311,323 |
| Qualified XVII | 14,600.679 | 11.61 | 169,514 |
| Qualified XVIII | 11,058.626 | 11.61 | 128,391 |
| Qualified XXI | 25,320.970 | 11.84 | 299,800 |
| Qualified XXV | 25,852.164 | 11.87 | 306,865 |
| Qualified XXVI | 14,041.904 | 11.79 | 165,554 |
| Qualified XXVII | 596,606.622 | 14.64 | 8,734,321 |
| Qualified XXXII | 4,818.538 | 12.45 | 59,991 |
| Qualified XXXIII (0.65) | 33,925.256 | 12.28 | 416,602 |
| | 5,639,918.826 | | $ 69,927,767 |

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Fund VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 163,207 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 183.589 | $ 11.52 | 2,115 |
| ING MAP PLUS NP14 | 1,057.810 | 11.49 | 12,154 |
| ING MAP PLUS NP15 | 1,874.711 | 11.47 | 21,503 |
| Qualified VI | 146,396.813 | 10.61 | 1,553,270 |
| Qualified X (1.15) | 21,679.489 | 10.65 | 230,887 |
| Qualified X (1.25) | 34,360.062 | 10.61 | 364,560 |
| Qualified XII (0.25) | 4.274 | 11.51 | 49 |
| Qualified XII (0.55) | 2,589.110 | 10.94 | 28,325 |
| Qualified XII (0.60) | 45.906 | 10.92 | 501 |
| Qualified XII (0.65) | 30,148.135 | 10.89 | 328,313 |
| Qualified XII (0.70) | 21,793.574 | 10.87 | 236,896 |
| Qualified XII (0.75) | 2,112.074 | 10.85 | 22,916 |
| Qualified XII (0.80) | 36,266.457 | 10.82 | 392,403 |
| Qualified XII (0.85) | 25,359.636 | 10.80 | 273,884 |
| Qualified XII (0.90) | 2,097.538 | 10.77 | 22,590 |
| Qualified XII (0.95) | 31,782.111 | 10.75 | 341,658 |
| Qualified XII (1.00) | 22,405.967 | 10.73 | 240,416 |
| Qualified XII (1.05) | 5,590.714 | 10.70 | 59,821 |
| Qualified XII (1.10) | 2,174.737 | 10.68 | 23,226 |
| Qualified XII (1.15) | 7,026.982 | 10.65 | 74,837 |
| Qualified XII (1.20) | 3,028.387 | 10.63 | 32,192 |
| Qualified XII (1.25) | 3,555.358 | 10.61 | 37,722 |
| Qualified XII (1.35) | 39.302 | 10.56 | 415 |
| Qualified XII (1.40) | 692.448 | 10.54 | 7,298 |
| Qualified XII (1.45) | 176.442 | 10.51 | 1,854 |
| Qualified XII (1.50) | 9.709 | 10.49 | 102 |
| Qualified XV | 4.218 | 10.75 | 45 |
| Qualified XVI | 3,395.882 | 10.49 | 35,623 |
| Qualified XVII | 1,736.581 | 10.61 | 18,425 |
| Qualified XXI | 1,195.849 | 10.82 | 12,939 |
| Qualified XXV | 705.705 | 10.85 | 7,657 |
| Qualified XXVI | 9.946 | 10.77 | 107 |
| | 409,499.516 | | $ 4,547,910 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 129.980 | $ 10.69 | $ 1,389 |
| Qualified VI | 227,325.209 | 10.72 | 2,436,926 |
| Qualified X (1.15) | 7,732.773 | 10.79 | 83,437 |
| Qualified X (1.25) | 14,488.319 | 10.77 | 156,039 |
| Qualified XII (0.00) | 5,710.691 | 10.94 | 62,475 |
| Qualified XII (0.40) | 128.784 | 10.87 | 1,400 |
| Qualified XII (0.50) | 31.198 | 10.85 | 339 |
| Qualified XII (0.55) | 497.406 | 10.84 | 5,392 |
| Qualified XII (0.60) | 802.340 | 10.83 | 8,689 |
| Qualified XII (0.65) | 263.209 | 10.83 | 2,851 |
| Qualified XII (0.70) | 17,784.517 | 10.82 | 192,428 |
| Qualified XII (0.75) | 1,653.657 | 10.81 | 17,876 |
| Qualified XII (0.80) | 6,749.498 | 10.80 | 72,895 |
| Qualified XII (0.85) | 38,115.917 | 10.79 | 411,271 |
| Qualified XII (0.90) | 1,402.263 | 10.78 | 15,116 |
| Qualified XII (0.95) | 18,324.825 | 10.77 | 197,358 |
| Qualified XII (1.00) | 270,642.114 | 10.76 | 2,912,109 |
| Qualified XII (1.05) | 10,595.766 | 10.75 | 113,904 |
| Qualified XII (1.10) | 1,440.725 | 10.74 | 15,473 |
| Qualified XII (1.15) | 2,133.647 | 10.74 | 22,915 |
| Qualified XII (1.20) | 381.436 | 10.73 | 4,093 |
| Qualified XII (1.25) | 8,221.260 | 10.72 | 88,132 |
| Qualified XII (1.35) | 125.699 | 10.70 | 1,345 |
| Qualified XII (1.40) | 2,008.501 | 10.69 | 21,471 |
| Qualified XII (1.45) | 45.393 | 10.68 | 485 |
| Qualified XII (1.50) | 100.918 | 10.67 | 1,077 |
| Qualified XVI | 8,195.322 | 10.67 | 87,444 |
| Qualified XVIII | 63.877 | 10.81 | 691 |
| Qualified XXI | 1,227.303 | 10.80 | 13,255 |
| Qualified XXXII | 67.827 | 10.77 | 731 |
| | 646,390.374 | | $ 6,949,006 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Mid Cap Value VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | | | $ 996,275 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 524.366 | $ 12.55 | 6,581 |
| ING MAP PLUS NP15 | 4,243.787 | 12.52 | 53,132 |
| ING MAP PLUS NP21 | 133.959 | 12.45 | 1,668 |
| ING MAP PLUS NP23 | 21.722 | 12.43 | 270 |
| ING MAP PLUS NP26 | 242.450 | 12.39 | 3,004 |
| ING MAP PLUS NP6 | 2.573 | 12.63 | 33 |
| Qualified V | 189.506 | 15.13 | 2,867 |
| Qualified VI | 1,780,749.068 | 15.24 | 27,138,616 |
| Qualified X (1.15) | 55,570.387 | 15.31 | 850,783 |
| Qualified X (1.25) | 148,626.451 | 15.24 | 2,265,067 |
| Qualified XII (0.00) | 23,792.503 | 16.11 | 383,297 |
| Qualified XII (0.15) | 3,074.514 | 16.12 | 49,561 |
| Qualified XII (0.40) | 9,966.836 | 15.83 | 157,775 |
| Qualified XII (0.50) | 27,385.383 | 15.75 | 431,320 |
| Qualified XII (0.55) | 29,772.087 | 15.72 | 468,017 |
| Qualified XII (0.60) | 29,229.333 | 15.68 | 458,316 |
| Qualified XII (0.65) | 67,909.736 | 15.65 | 1,062,787 |
| Qualified XII (0.70) | 57,320.366 | 15.62 | 895,344 |
| Qualified XII (0.75) | 149,201.974 | 15.58 | 2,324,567 |
| Qualified XII (0.80) | 814,084.173 | 15.55 | 12,659,009 |
| Qualified XII (0.85) | 153,335.189 | 15.51 | 2,378,229 |
| Qualified XII (0.90) | 16,735.610 | 15.48 | 259,067 |
| Qualified XII (0.95) | 99,041.847 | 15.44 | 1,529,206 |
| Qualified XII (1.00) | 800,190.974 | 15.41 | 12,330,943 |
| Qualified XII (1.05) | 46,118.465 | 15.37 | 708,841 |
| Qualified XII (1.10) | 33,521.965 | 15.34 | 514,227 |
| Qualified XII (1.15) | 13,974.052 | 15.31 | 213,943 |
| Qualified XII (1.20) | 10,670.731 | 15.27 | 162,942 |
| Qualified XII (1.25) | 41,298.306 | 15.24 | 629,386 |
| Qualified XII (1.30) | 5,657.041 | 15.20 | 85,987 |
| Qualified XII (1.35) | 1,621.802 | 15.17 | 24,603 |
| Qualified XII (1.40) | 11,499.393 | 15.14 | 174,101 |
| Qualified XII (1.45) | 5,434.965 | 15.10 | 82,068 |
| Qualified XII (1.50) | 108.242 | 15.07 | 1,631 |
| Qualified XV | 5,310.725 | 15.44 | 81,998 |
| Qualified XVI | 55,547.322 | 15.07 | 837,098 |
| Qualified XVII | 2,509.289 | 15.24 | 38,242 |
| Qualified XVIII | 4,033.983 | 15.24 | 61,478 |
| Qualified XXI | 16,469.525 | 15.55 | 256,101 |
| Qualified XXV | 9,391.479 | 15.58 | 146,319 |
| Qualified XXVI | 23,355.096 | 15.48 | 361,537 |
| Qualified XXVII | 356,627.344 | 17.38 | 6,198,183 |
| Qualified XXXII | 7,277.137 | 13.20 | 96,058 |
| Qualified XXXIII (0.65) | 5,634.741 | 15.92 | 89,705 |
| | 4,927,406.397 | | $ 77,470,182 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Scudder Equity 500 Index Fund - Investment** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 5,196.996 | $ 12.79 | $ 66,470 |
| | 5,196.996 | | $ 66,470 |
| | | | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,442.376 | $ 12.42 | $ 17,914 |
| ING MAP PLUS NP12 | 187.519 | 12.41 | 2,327 |
| ING MAP PLUS NP13 | 6,374.483 | 12.39 | 78,980 |
| ING MAP PLUS NP14 | 6,271.416 | 12.38 | 77,640 |
| ING MAP PLUS NP15 | 13,005.390 | 12.37 | 160,877 |
| ING MAP PLUS NP19 | 5,555.161 | 12.32 | 68,440 |
| ING MAP PLUS NP21 | 11,378.424 | 12.30 | 139,955 |
| ING MAP PLUS NP26 | 525.370 | 12.24 | 6,431 |
| ING MAP PLUS NP27 | 18,040.966 | 12.23 | 220,641 |
| ING MAP PLUS NP30 | 126.597 | 12.20 | 1,544 |
| | 62,907.702 | | $ 774,749 |
| | | | |
| **Templeton Foreign Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 13,384.345 | $ 12.59 | $ 168,509 |
| ING MAP PLUS NP12 | 7,802.714 | 12.58 | 98,158 |
| ING MAP PLUS NP13 | 9,207.574 | 12.57 | 115,739 |
| ING MAP PLUS NP14 | 5,931.606 | 12.55 | 74,442 |
| ING MAP PLUS NP20 | 1,388.502 | 12.48 | 17,329 |
| ING MAP PLUS NP21 | 2,394.746 | 12.47 | 29,862 |
| ING MAP PLUS NP22 | 1,124.085 | 12.46 | 14,006 |
| ING MAP PLUS NP24 | 796.448 | 12.43 | 9,900 |
| ING MAP PLUS NP26 | 310.207 | 12.41 | 3,850 |
| ING MAP PLUS NP28 | 7,672.510 | 12.39 | 95,062 |
| ING MAP PLUS NP29 | 27.351 | 12.38 | 339 |
| ING MAP PLUS NP30 | 819.980 | 12.36 | 10,135 |
| | 50,860.068 | | $ 637,331 |
| | | | |
| **Templeton Growth Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 18,113.087 | $ 12.15 | $ 220,074 |
| ING MAP PLUS NP15 | 857.813 | 12.13 | 10,405 |
| ING MAP PLUS NP17 | 105.398 | 12.10 | 1,275 |
| ING MAP PLUS NP19 | 2,134.923 | 12.08 | 25,790 |
| ING MAP PLUS NP21 | 5,547.344 | 12.06 | 66,901 |
| ING MAP PLUS NP22 | 906.685 | 12.05 | 10,926 |
| ING MAP PLUS NP24 | 2,969.264 | 12.02 | 35,691 |
| ING MAP PLUS NP28 | 6.851 | 11.98 | 82 |
| | 30,641.365 | | $ 371,144 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 17,659.051 | $ 11.08 | $ 195,662 |
| Qualified VI | 643,749.407 | 11.11 | 7,152,056 |
| Qualified XII (0.50) | 67.916 | 16.96 | 1,152 |
| Qualified XII (0.55) | 1,361.440 | 16.92 | 23,036 |
| Qualified XII (0.60) | 3,653.738 | 16.88 | 61,675 |
| Qualified XII (0.65) | 474.337 | 16.85 | 7,993 |
| Qualified XII (0.70) | 38,202.504 | 16.81 | 642,184 |
| Qualified XII (0.75) | 3,353.008 | 16.77 | 56,230 |
| Qualified XII (0.80) | 48,097.375 | 16.73 | 804,669 |
| Qualified XII (0.85) | 47,660.049 | 11.19 | 533,316 |
| Qualified XII (0.90) | 4,883.621 | 16.66 | 81,361 |
| Qualified XII (0.95) | 48,350.045 | 11.17 | 540,070 |
| Qualified XII (1.00) | 386,507.141 | 11.16 | 4,313,420 |
| Qualified XII (1.05) | 20,251.624 | 11.15 | 225,806 |
| Qualified XII (1.10) | 8,303.408 | 11.14 | 92,500 |
| Qualified XII (1.15) | 10,087.730 | 11.13 | 112,276 |
| Qualified XII (1.20) | 2,886.866 | 11.12 | 32,102 |
| Qualified XII (1.25) | 20,639.959 | 11.11 | 229,310 |
| Qualified XII (1.30) | 598.776 | 11.10 | 6,646 |
| Qualified XII (1.35) | 80.232 | 11.10 | 891 |
| Qualified XII (1.40) | 3,082.327 | 11.09 | 34,183 |
| Qualified XII (1.45) | 486.974 | 11.08 | 5,396 |
| Qualified XII (1.50) | 525.739 | 11.07 | 5,820 |
| Qualified XVI | 13,006.388 | 11.07 | 143,981 |
| Qualified XVII | 1,128.749 | 11.16 | 12,597 |
| Qualified XXI | 1,678.864 | 11.20 | 18,803 |
| Qualified XXV | 719.240 | 11.22 | 8,070 |
| | 1,327,496.508 | | $ 15,341,205 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 24,463.877 | $ 12.28 | $ 300,416 |
| ING MAP PLUS NP12 | 8,573.902 | 12.27 | 105,202 |
| ING MAP PLUS NP13 | 78,438.870 | 12.26 | 961,661 |
| ING MAP PLUS NP14 | 38,221.493 | 12.24 | 467,831 |
| ING MAP PLUS NP15 | 45,921.250 | 12.23 | 561,617 |
| ING MAP PLUS NP17 | 23,142.176 | 12.21 | 282,566 |
| ING MAP PLUS NP19 | 11,028.198 | 12.19 | 134,434 |
| ING MAP PLUS NP20 | 4,046.940 | 12.17 | 49,251 |
| ING MAP PLUS NP21 | 18,983.694 | 12.16 | 230,842 |
| ING MAP PLUS NP22 | 1,153.644 | 12.15 | 14,017 |
| ING MAP PLUS NP23 | 2,181.407 | 12.14 | 26,482 |
| ING MAP PLUS NP24 | 10,565.143 | 12.13 | 128,155 |
| ING MAP PLUS NP26 | 1,388.052 | 12.11 | 16,809 |
| ING MAP PLUS NP27 | 13,009.620 | 12.09 | 157,286 |
| ING MAP PLUS NP28 | 14,688.485 | 12.08 | 177,437 |
| ING MAP PLUS NP29 | 373.524 | 12.07 | 4,508 |
| ING MAP PLUS NP30 | 10,085.801 | 12.06 | 121,635 |
| ING MAP PLUS NP32 | 1,860.323 | 12.04 | 22,398 |
| ING MAP PLUS NP6 | 8,740.260 | 12.34 | 107,855 |
| ING MAP PLUS NP7 | 1,919.487 | 12.33 | 23,667 |
| | 318,786.146 | | $ 3,894,069 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 4,059.849 | $ 12.17 | $ 49,408 |
| Qualified VI | 3,419,375.118 | 12.20 | 41,716,376 |
| Qualified XII (0.00) | 1,263,830.231 | 12.46 | 15,747,325 |
| Qualified XII (0.30) | 14.657 | 12.40 | 182 |
| Qualified XII (0.35) | 409.227 | 12.39 | 5,070 |
| Qualified XII (0.40) | 9,288.859 | 12.38 | 114,996 |
| Qualified XII (0.50) | 1,176.374 | 12.36 | 14,540 |
| Qualified XII (0.55) | 21,899.555 | 12.35 | 270,460 |
| Qualified XII (0.60) | 29,025.417 | 12.34 | 358,174 |
| Qualified XII (0.65) | 9,507.215 | 12.32 | 117,129 |
| Qualified XII (0.70) | 262,096.803 | 12.31 | 3,226,412 |
| Qualified XII (0.75) | 205,277.809 | 12.30 | 2,524,917 |
| Qualified XII (0.80) | 2,745,616.435 | 12.29 | 33,743,626 |
| Qualified XII (0.85) | 450,471.239 | 12.28 | 5,531,787 |
| Qualified XII (0.90) | 18,307.347 | 12.27 | 224,631 |
| Qualified XII (0.95) | 149,623.445 | 12.26 | 1,834,383 |
| Qualified XII (1.00) | 2,248,399.524 | 12.25 | 27,542,894 |
| Qualified XII (1.05) | 184,670.371 | 12.24 | 2,260,365 |
| Qualified XII (1.10) | 70,504.187 | 12.23 | 862,266 |
| Qualified XII (1.15) | 32,997.960 | 12.22 | 403,235 |
| Qualified XII (1.20) | 26,926.373 | 12.21 | 328,771 |
| Qualified XII (1.25) | 1,195.785 | 12.54 | 14,995 |
| Qualified XII (1.25) | 98,046.813 | 12.20 | 1,196,171 |
| Qualified XII (1.30) | 954.215 | 12.19 | 11,632 |
| Qualified XII (1.35) | 1,060.961 | 12.18 | 12,923 |
| Qualified XII (1.40) | 10,986.613 | 12.17 | 133,707 |
| Qualified XII (1.45) | 3,168.845 | 12.16 | 38,533 |
| Qualified XII (1.50) | 1,482.429 | 12.15 | 18,012 |
| Qualified XVI | 42,601.194 | 12.15 | 517,605 |
| Qualified XVII | 19,192.406 | 12.25 | 235,107 |
| Qualified XXI | 2,389.617 | 12.29 | 29,368 |
| Qualified XXV | 2,299.176 | 12.32 | 28,326 |
| Qualified XXVI | 1,715.678 | 12.30 | 21,103 |
| Qualified XXVII | 510,995.341 | 11.74 | 5,999,085 |
| | 11,849,567.068 | | $ 145,133,514 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Income Fund of America® - Class R-3** | | | |
| ING MAP PLUS NP10 | 2,996.086 | $ 11.35 | $ 34,006 |
| ING MAP PLUS NP14 | 1,906.539 | 11.31 | 21,563 |
| ING MAP PLUS NP17 | 28.522 | 11.28 | 322 |
| ING MAP PLUS NP19 | 1,015.273 | 11.25 | 11,422 |
| ING MAP PLUS NP20 | 5,288.111 | 11.24 | 59,438 |
| ING MAP PLUS NP21 | 5,704.206 | 11.23 | 64,058 |
| ING MAP PLUS NP26 | 3,742.238 | 11.18 | 41,838 |
| ING MAP PLUS NP28 | 25.833 | 11.16 | 288 |
| ING MAP PLUS NP30 | 3,526.235 | 11.14 | 39,282 |
| ING MAP PLUS NP7 | 2,035.558 | 11.38 | 23,165 |
| | 26,268.601 | | $ 295,382 |
| | | | |
| **UBS U.S. Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 6,169.208 | $ 11.30 | $ 69,712 |
| ING MAP PLUS NP17 | 274.739 | 11.24 | 3,088 |
| ING MAP PLUS NP21 | 5.753 | 11.20 | 64 |
| | 6,449.700 | | $ 72,864 |
| | | | |
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 5,110.393 | $ 12.25 | $ 62,602 |
| ING MAP PLUS NP30 | 15.194 | 12.09 | 184 |
| | 5,125.587 | | $ 62,786 |
| | | | |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 20,239.371 | $ 11.57 | $ 234,170 |
| ING MAP PLUS NP22 | 464.700 | 11.46 | 5,325 |
| ING MAP PLUS NP30 | 13.746 | 11.39 | 157 |
| | 20,717.817 | | $ 239,652 |
| | | | |
| **Small Company Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 14.775 | $ 11.72 | $ 173 |
| ING MAP PLUS NP30 | 6.056 | 11.57 | 70 |
| | 20.831 | | $ 243 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 202,099.827 | $ 12.45 | $ 2,516,143 |
| Qualified X (1.15) | 2,663.897 | 12.94 | 34,471 |
| Qualified X (1.25) | 8,289.695 | 12.93 | 107,186 |
| Qualified XII (0.60) | 1,002.793 | 12.58 | 12,615 |
| Qualified XII (0.65) | 14,776.267 | 12.57 | 185,738 |
| Qualified XII (0.70) | 14,624.238 | 12.56 | 183,680 |
| Qualified XII (0.75) | 2,891.587 | 12.55 | 36,289 |
| Qualified XII (0.80) | 15,718.598 | 12.54 | 197,111 |
| Qualified XII (0.85) | 44,021.205 | 12.53 | 551,586 |
| Qualified XII (0.90) | 2,251.301 | 12.52 | 28,186 |
| Qualified XII (0.95) | 20,440.408 | 12.51 | 255,710 |
| Qualified XII (1.00) | 181,405.927 | 12.50 | 2,267,574 |
| Qualified XII (1.05) | 22,351.338 | 12.49 | 279,168 |
| Qualified XII (1.10) | 5,489.317 | 12.48 | 68,507 |
| Qualified XII (1.15) | 2,968.199 | 12.47 | 37,013 |
| Qualified XII (1.20) | 1,557.789 | 12.46 | 19,410 |
| Qualified XII (1.25) | 8,047.790 | 12.45 | 100,195 |
| Qualified XII (1.35) | 4.953 | 12.43 | 62 |
| Qualified XII (1.40) | 1,280.687 | 12.42 | 15,906 |
| Qualified XII (1.50) | 925.446 | 12.40 | 11,476 |
| Qualified XVI | 4,003.474 | 12.40 | 49,643 |
| Qualified XVII | 15.008 | 12.50 | 188 |
| Qualified XXI | 21.458 | 12.54 | 269 |
| Qualified XXXII | 2,097.414 | 12.93 | 27,120 |
| | 558,948.616 | | $ 6,985,246 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 304,342.787 | $ 12.72 | $ 3,871,240 |
| Qualified X (1.15) | 2,189.492 | 13.34 | 29,208 |
| Qualified X (1.25) | 11,120.966 | 13.32 | 148,131 |
| Qualified XII (0.00) | 667.515 | 12.98 | 8,664 |
| Qualified XII (0.00) | 18,810.924 | 12.98 | 244,166 |
| Qualified XII (0.50) | 1.554 | 12.88 | 20 |
| Qualified XII (0.55) | 1,955.771 | 12.87 | 25,171 |
| Qualified XII (0.60) | 3,773.214 | 12.85 | 48,486 |
| Qualified XII (0.65) | 64.779 | 12.84 | 832 |
| Qualified XII (0.70) | 20,204.667 | 12.83 | 259,226 |
| Qualified XII (0.75) | 21,027.242 | 12.82 | 269,569 |
| Qualified XII (0.80) | 10,144.769 | 12.81 | 129,954 |
| Qualified XII (0.85) | 76,525.291 | 12.80 | 979,524 |
| Qualified XII (0.90) | 1,068.676 | 12.79 | 13,668 |
| Qualified XII (0.95) | 19,923.977 | 12.78 | 254,628 |
| Qualified XII (1.00) | 183,269.718 | 12.77 | 2,340,354 |
| Qualified XII (1.05) | 5,276.832 | 12.76 | 67,332 |
| Qualified XII (1.10) | 12,348.150 | 12.75 | 157,439 |
| Qualified XII (1.15) | 1,261.146 | 12.74 | 16,067 |
| Qualified XII (1.20) | 2,035.746 | 12.73 | 25,915 |
| Qualified XII (1.25) | 913.409 | 12.93 | 11,810 |
| Qualified XII (1.25) | 8,700.076 | 12.72 | 110,665 |
| Qualified XII (1.30) | 186.369 | 12.71 | 2,369 |
| Qualified XII (1.35) | 166.573 | 12.69 | 2,114 |
| Qualified XII (1.40) | 4,359.871 | 12.68 | 55,283 |
| Qualified XII (1.45) | 13.523 | 12.67 | 171 |
| Qualified XII (1.50) | 941.478 | 12.66 | 11,919 |
| Qualified XVI | 8,400.122 | 12.66 | 106,346 |
| Qualified XXI | 4,277.630 | 12.81 | 54,796 |
| Qualified XXV | 942.542 | 12.84 | 12,102 |
| | 724,914.809 | | $ 9,257,169 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup> - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 28,244.693 | $ 11.03 | $ 311,539 |
| ING MAP PLUS NP12 | 16,633.026 | 11.02 | 183,296 |
| ING MAP PLUS NP13 | 31,321.385 | 11.01 | 344,848 |
| ING MAP PLUS NP14 | 24,537.069 | 11.00 | 269,908 |
| ING MAP PLUS NP15 | 34,428.486 | 10.99 | 378,369 |
| ING MAP PLUS NP17 | 13,066.155 | 10.97 | 143,336 |
| ING MAP PLUS NP19 | 7,004.414 | 10.95 | 76,698 |
| ING MAP PLUS NP23 | 1,015.390 | 10.91 | 11,078 |
| ING MAP PLUS NP24 | 2,601.457 | 10.90 | 28,356 |
| ING MAP PLUS NP26 | 576.426 | 10.88 | 6,272 |
| ING MAP PLUS NP27 | 20,468.985 | 10.87 | 222,498 |
| ING MAP PLUS NP28 | 14.573 | 10.86 | 158 |
| ING MAP PLUS NP29 | 1,849.036 | 10.85 | 20,062 |
| ING MAP PLUS NP30 | 6,725.602 | 10.84 | 72,906 |
| ING MAP PLUS NP32 | 4,796.003 | 10.81 | 51,845 |
| ING MAP PLUS NP6 | 1,580.583 | 11.09 | 17,529 |
| ING MAP PLUS NP7 | 3,478.921 | 11.08 | 38,546 |
| | 198,342.204 | | $ 2,177,244 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup> - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 2,208.953 | $ 11.03 | $ 24,365 |
| Qualified VI | 2,104,723.980 | 11.05 | 23,257,200 |
| Qualified XII (0.00) | 16.721 | 11.28 | 189 |
| Qualified XII (0.40) | 499.979 | 11.21 | 5,605 |
| Qualified XII (0.50) | 17.856 | 11.19 | 200 |
| Qualified XII (0.55) | 9,955.429 | 11.18 | 111,302 |
| Qualified XII (0.60) | 12,891.088 | 11.18 | 144,122 |
| Qualified XII (0.65) | 501.204 | 11.17 | 5,598 |
| Qualified XII (0.70) | 84,393.075 | 11.16 | 941,827 |
| Qualified XII (0.75) | 103,341.571 | 11.15 | 1,152,259 |
| Qualified XII (0.80) | 1,622,664.059 | 11.14 | 18,076,478 |
| Qualified XII (0.85) | 250,555.783 | 11.13 | 2,788,686 |
| Qualified XII (0.90) | 12,260.978 | 11.12 | 136,342 |
| Qualified XII (0.95) | 106,749.246 | 11.11 | 1,185,984 |
| Qualified XII (1.00) | 1,100,846.414 | 11.10 | 12,219,395 |
| Qualified XII (1.05) | 68,544.344 | 11.09 | 760,157 |
| Qualified XII (1.10) | 48,482.274 | 11.08 | 537,184 |
| Qualified XII (1.15) | 20,787.213 | 11.07 | 230,114 |
| Qualified XII (1.20) | 13,612.890 | 11.06 | 150,559 |
| Qualified XII (1.25) | 1,274.158 | 11.29 | 14,385 |
| Qualified XII (1.25) | 72,248.460 | 11.05 | 798,345 |
| Qualified XII (1.35) | 2,756.647 | 11.04 | 30,433 |
| Qualified XII (1.40) | 10,000.273 | 11.03 | 110,303 |
| Qualified XII (1.45) | 2,306.861 | 11.02 | 25,422 |
| Qualified XII (1.50) | 568.617 | 11.01 | 6,260 |
| Qualified XVI | 30,713.568 | 11.01 | 338,156 |
| Qualified XVII | 29,565.778 | 11.10 | 328,180 |
| Qualified XXI | 828.937 | 11.14 | 9,234 |
| Qualified XXV | 1,061.765 | 11.16 | 11,849 |
| Qualified XXVII | 271,058.088 | 10.60 | 2,873,216 |
| | 5,985,436.209 | | $ 66,273,349 |

*ING MAP PLUS*

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXV*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contracts issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

**9.      Financial Highlights**

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM Mid Cap Core Equity Fund - Class A | | | | | | |
| 2005 | 16 | $11.62 to $13.52 | $    188 | - % | 0.65% to 1.60% | 5.73% to 6.77% |
| 2004 | 18 | $10.99 to $11.08 | 196 | (d) | 0.65% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| AIM Small Cap Growth Fund - Class A | | | | | | |
| 2005 | 1 | $11.49 | 8 | 25.00 | 1.00% | 7.18% |
| 2004 | - | $10.72 | - | (d) | 1.00% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| AIM Global Health Care Fund - Investor Class | | | | | | |
| 2005 | 2 | $30.81 to $30.93 | 68 | (e) | 0.90% to 1.65% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| AIM V.I. Capital Appreciation Fund - Series I Shares | | | | | | |
| 2005 | 2,001 | $6.22 to $11.61 | 19,374 | 0.06 | 0.00% to 1.50% | 0.10% to 8.80% |
| 2004 | 2,282 | $5.77 to $10.80 | 20,524 | - | 0.00% to 1.50% | 4.97% to 14.62% |
| 2003 | 2,409 | $5.47 to $10.25 | 20,562 | - | 0.25% to 1.50% | 27.54% to 29.11% |
| 2002 | 2,288 | $4.26 to $7.11 | 15,302 | - | 0.00% to 1.50% | -25.48% to -24.62% |
| 2001 | 2,119 | $5.69 to $9.39 | 19,027 | 7.37 | 0.00% to 1.75% | -24.43% to -23.55% |

294

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Core Equity Fund - Series I Shares | | | | | | |
| 2005 | 3,691 | $6.93 to $11.81 | $ 31,783 | 1.36 % | 0.00% to 1.50% | 3.66% to 5.23% |
| 2004 | 4,620 | $6.65 to $11.18 | 38,313 | 0.91 | 0.00% to 1.50% | 7.32% to 38.44% |
| 2003 | 5,544 | $6.16 to $10.37 | 42,522 | 1.00 | 0.25% to 1.50% | 22.56% to 24.08% |
| 2002 | 5,575 | $5.00 to $6.54 | 34,728 | 0.33 | 0.00% to 1.50% | -16.84% to -15.71% |
| 2001 | 5,919 | $5.99 to $7.76 | 44,279 | 0.05 | 0.00% to 1.75% | -23.99% to -23.10% |
| AIM V.I. Growth Fund - Series I Shares | | | | | | |
| 2005 | 2,691 | $4.74 to $11.74 | 16,624 | - | 0.00% to 1.50% | 5.88% to 7.41% |
| 2004 | 3,029 | $4.46 to $11.06 | 17,595 | - | 0.00% to 1.50% | 6.63% to 61.70% |
| 2003 | 3,143 | $4.16 to $10.35 | 17,055 | - | 0.25% to 1.50% | 29.19% to 30.88% |
| 2002 | 2,722 | $3.20 to $4.38 | 11,403 | - | 0.25% to 1.50% | -32.00% to -31.21% |
| 2001 | 2,533 | $4.69 to $6.34 | 15,568 | 0.21 | 0.00% to 1.75% | -34.87% to -34.11% |
| AIM V.I. Premier Equity Fund - Series I Shares | | | | | | |
| 2005 | 2,174 | $6.74 to $11.26 | 16,972 | 0.78 | 0.00% to 1.50% | 4.08% to 5.71% |
| 2004 | 2,627 | $6.44 to $10.79 | 19,636 | 0.44 | 0.00% to 1.50% | 4.26% to 22.18% |
| 2003 | 2,956 | $6.15 to $10.33 | 21,041 | 0.31 | 0.25% to 1.50% | 23.17% to 24.71% |
| 2002 | 2,777 | $4.97 to $5.99 | 15,977 | 0.34 | 0.25% to 1.50% | -31.30% to -30.50% |
| 2001 | 2,682 | $7.19 to $8.58 | 22,335 | 2.33 | 0.00% to 1.75% | -13.87% to -12.88% |
| AllianceBernstein Growth and Income Fund - Class A | | | | | | |
| 2005 | 4 | $10.98 to $10.99 | 42 | (f) | 1.20% to 1.25% | (f) |
| 2004 | 2 | $10.75 | 22 | (d) | 0.95% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| AllianceBernstein VPSF Growth and Income Portfolio Class A | | | | | | |
| 2005 | 22 | $11.63 to $11.65 | 260 | 1.29 | 1.15% to 1.25% | 3.56% |
| 2004 | 4 | $11.23 | 50 | (d) | 1.25% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Allianz NFJ Small-Cap Value Fund - Class A | | | | | | |
| 2005 | 30 | $13.04 to $13.14 | $ 398 | 3.10 % | 0.80% to 1.20% | 9.33% |
| 2004 | 4 | $12.00 | 53 | (d) | 0.90% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| American Century Income & Growth Fund - Advisor Class | | | | | | |
| 2005 | 539 | $10.38 to $31.95 | 5,629 | 1.78 | 1.00% to 1.10% | 3.36% to 3.49% |
| 2004 | 433 | $10.03 to $30.91 | 4,389 | 1.83 | 1.00% to 1.10% | 11.51% to 11.57% |
| 2003 | 272 | $8.99 to $27.72 | 2,491 | 1.48 | 1.00% to 1.10% | 27.92% to 28.06% |
| 2002 | 159 | $7.02 to $21.67 | 1,152 | 1.30 | 1.00% to 1.10% | -20.84% to -20.40% |
| 2001 | 62 | $8.82 to $27.26 | 629 | (a) | 0.00% to 1.75% | (a) |
| American Balanced Fund® - Class R-3 | | | | | | |
| 2005 | 340 | $10.63 to $10.89 | 3,656 | 2.07 | 0.25% to 1.55% | 1.43% to 2.54% |
| 2004 | 120 | $10.50 to $10.61 | 1,269 | (d) | 0.30% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Ariel Appreciation Fund | | | | | | |
| 2005 | 35 | $10.94 to $11.16 | 394 | 0.34 | 0.85% to 1.90% | 1.47% to 2.01% |
| 2004 | 18 | $10.88 to $10.94 | 192 | (d) | 0.85% to 1.40% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Ariel Fund | | | | | | |
| 2005 | 46 | $11.56 to $11.73 | 537 | 0.58 | 0.95% to 1.70% | -0.43% to -0.34% |
| 2004 | 13 | $11.66 to $11.70 | 154 | (d) | 1.25% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Baron Asset Fund | | | | | | |
| 2005 | 30 | $13.37 to $13.66 | $ 403 | - % | 0.45% to 1.55% | 11.29% to 11.52% |
| 2004 | 11 | $12.11 to $12.18 | 135 | (d) | 0.60% to 1.25% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Baron Growth Fund | | | | | | |
| 2005 | 82 | $12.49 to $12.75 | 1,034 | - | 0.50% to 1.60% | 4.16% to 5.20% |
| 2004 | 32 | $12.01 to $12.12 | 392 | - | 0.50% to 1.50% | 0.00% |
| 2003 | - | $12.91 | - | (c) | 0.00% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| Calvert Social Balanced Portfolio | | | | | | |
| 2005 | 3,274 | $11.39 to $30.61 | 66,533 | 1.77 | 0.00% to 1.50% | 4.07% to 5.61% |
| 2004 | 3,412 | $10.91 to $29.27 | 66,170 | 1.71 | 0.00% to 1.50% | 6.63% to 8.01% |
| 2003 | 3,259 | $10.21 to $27.31 | 60,576 | 1.94 | 0.25% to 1.50% | 17.49% to 18.96% |
| 2002 | 3,111 | $8.88 to $23.11 | 49,766 | 2.70 | 0.00% to 1.50% | -13.46% to -12.46% |
| 2001 | 3,120 | $10.23 to $26.58 | 58,340 | 5.40 | 0.00% to 1.75% | -8.34% to -7.27% |
| EuroPacific Growth Fund® - Class R-3 | | | | | | |
| 2005 | 87 | $13.62 to $13.96 | 1,208 | 1.93 | 0.25% to 1.55% | 19.09% to 20.14% |
| 2004 | 48 | $11.47 to $11.58 | 553 | (d) | 0.40% to 1.40% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| EuroPacific Growth Fund® - Class R-4 | | | | | | |
| 2005 | 4,523 | $12.09 to $14.26 | 61,647 | 2.63 | 0.40% to 1.50% | 19.25% to 20.43% |
| 2004 | 1,426 | $11.43 to $11.96 | 16,360 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

297

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Evergreen Special Values Fund - Class A | | | | | | |
| 2005 | 3,781 | $12.57 to $20.60 | $ 75,301 | 0.93 % | 0.55% to 1.55% | 8.74% to 9.85% |
| 2004 | 2,610 | $11.56 to $18.76 | 47,554 | 0.96 | 0.55% to 1.55% | 18.85% to 18.90% |
| 2003 | 1,118 | $15.33 to $15.50 | 17,138 | - | 0.95% to 1.00% | 34.00% to 34.08% |
| 2002 | 819 | $11.44 to $11.56 | 9,367 | - | 0.95% to 1.00% | -7.97% to -7.92% |
| 2001 | 316 | $12.43 to $12.56 | 3,926 | (a) | 0.00% to 1.75% | (a) |
| Fidelity® Advisor Mid Cap Fund - Class T | | | | | | |
| 2005 | 48 | $12.06 to $12.32 | 591 | - | 0.35% to 1.50% | 6.63% to 7.79% |
| 2004 | 37 | $11.31 to $11.43 | 423 | (d) | 0.35% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class | | | | | | |
| 2005 | 994 | $18.64 to $18.77 | 18,646 | 2.68 | 1.00% to 1.10% | 2.93% to 2.96% |
| 2004 | 1,116 | $18.11 to $18.23 | 20,327 | 2.80 | 1.00% to 1.10% | 4.32% to 4.47% |
| 2003 | 1,246 | $17.36 to $17.45 | 21,727 | 3.47 | 1.00% to 1.10% | 16.67% to 16.80% |
| 2002 | 1,221 | $14.88 to $14.94 | 18,235 | 3.97 | 1.00% to 1.10% | -9.73% to -9.64% |
| 2001 | 1,306 | $16.48 to $16.54 | 21,589 | 5.70 | 1.05% to 1.25% | -5.29% to -5.10% |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | |
| 2005 | 37,845 | $12.96 to $32.97 | 1,008,057 | 0.26 | 0.00% to 1.95% | 14.84% to 16.95% |
| 2004 | 32,399 | $11.31 to $28.47 | 743,262 | 0.31 | 0.00% to 1.85% | 13.73% to 15.24% |
| 2003 | 27,815 | $10.35 to $24.91 | 564,372 | 0.40 | 0.25% to 1.50% | 26.56% to 28.10% |
| 2002 | 23,810 | $10.26 to $19.58 | 382,356 | 0.79 | 0.00% to 1.50% | -10.70% to -9.48% |
| 2001 | 20,685 | $11.40 to $21.82 | 375,287 | 3.44 | 0.00% to 1.75% | -13.56% to -12.55% |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | |
| 2005 | 19,555 | $11.23 to $28.36 | 401,206 | 1.61 | 0.00% to 1.95% | 4.15% to 5.90% |
| 2004 | 21,024 | $10.84 to $27.10 | 405,088 | 1.43 | 0.00% to 1.95% | 9.88% to 11.29% |
| 2003 | 18,499 | $10.50 to $24.58 | 327,820 | 1.56 | 0.25% to 1.50% | 28.39% to 30.03% |
| 2002 | 16,267 | $8.79 to $19.07 | 226,895 | 1.66 | 0.00% to 1.50% | -18.19% to -17.24% |
| 2001 | 13,666 | $10.66 to $23.23 | 237,314 | 5.91 | 0.00% to 1.75% | -6.38% to -5.29% |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | |
| 2005 | 19,931 | $9.98 to $25.27 | $ 329,184 | 0.51 % | 0.00% to 1.80% | 3.98% to 5.79% |
| 2004 | 24,025 | $9.50 to $24.16 | 377,338 | 0.26 | 0.00% to 1.65% | 1.80% to 3.11% |
| 2003 | 24,544 | $9.27 to $23.64 | 380,196 | 0.24 | 0.25% to 1.50% | 30.83% to 32.47% |
| 2002 | 23,257 | $8.30 to $18.00 | 277,744 | 0.25 | 0.00% to 1.50% | -31.15% to -30.35% |
| 2001 | 22,173 | $11.97 to $26.05 | 388,351 | 7.04 | 0.00% to 1.75% | -18.89% to -17.94% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | |
| 2005 | 647 | $9.12 to $9.19 | 6,022 | 14.48 | 1.00% to 1.10% | 1.56% to 1.77% |
| 2004 | 568 | $8.98 to $9.03 | 5,210 | 9.10 | 1.00% to 1.50% | 8.40% to 8.45% |
| 2003 | 866 | $8.28 to $8.33 | 7,292 | 5.36 | 1.00% to 1.50% | 25.84% to 26.02% |
| 2002 | 529 | $6.58 to $6.61 | 3,569 | 8.54 | 1.00% to 1.50% | 2.31% to 2.41% |
| 2001 | 411 | $6.43 to $6.45 | 2,694 | 12.33 | 0.75% to 1.50% | -12.83% to -12.67% |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | |
| 2005 | 4,779 | $24.25 to $24.42 | 116,615 | 1.72 | 1.00% to 1.10% | 3.72% to 3.78% |
| 2004 | 4,966 | $23.38 to $23.53 | 116,763 | 1.24 | 1.00% to 1.10% | 9.41% to 9.49% |
| 2003 | 4,705 | $21.37 to $21.49 | 101,046 | 1.34 | 1.00% to 1.10% | 26.98% to 27.16% |
| 2002 | 4,302 | $16.83 to $16.90 | 72,668 | 1.32 | 1.00% to 1.10% | -23.10% to -23.32% |
| 2001 | 4,378 | $21.89 to $21.96 | 96,097 | 1.12 | 1.05% to 1.25% | -13.20% to -13.03% |
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | |
| 2005 | 2,828 | $9.82 to $18.63 | 44,759 | 0.65 | 0.00% to 1.50% | 5.21% to 19.04% |
| 2004 | 3,036 | $8.33 to $15.65 | 41,057 | 1.10 | 0.00% to 1.50% | 11.91% to 27.00% |
| 2003 | 2,508 | $7.40 to $13.88 | 30,341 | 0.50 | 0.25% to 1.50% | 41.20% to 43.00% |
| 2002 | 1,719 | $5.21 to $9.79 | 14,076 | 0.74 | 0.00% to 1.50% | -21.47% to -20.56% |
| 2001 | 1,306 | $6.61 to $12.42 | 14,766 | 13.21 | 0.00% to 1.75% | -22.35% to -21.44% |
| Mutual Discovery Fund - Class R | | | | | | |
| 2005 | 51 | $13.02 to $13.27 | 667 | 1.41 | 0.55% to 1.55% | 13.95% |
| 2004 | 16 | $11.54 to $11.60 | 186 | (d) | 0.45% to 1.05% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | |
| 2005 | 27 | $11.80 to $11.98 | $ 318 | - % | 0.80% to 1.60% | 8.86% |
| 2004 | 6 | $10.84 to $10.91 | 70 | (d) | 0.90% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | |
| 2005 | 4,489 | $12.96 to $17.59 | 72,308 | 0.78 | 0.35% to 1.65% | 7.02% to 8.16% |
| 2004 | 3,359 | $12.11 to $16.33 | 50,132 | 0.13 | 0.00% to 1.65% | 21.91% to 23.12% |
| 2003 | 1,312 | $10.35 to $13.33 | 15,883 | 0.19 | 0.55% to 1.50% | 30.14% to 31.36% |
| 2002 | 860 | $9.19 to $9.32 | 7,951 | 0.55 | 0.55% to 1.50% | -10.62% to -10.12% |
| 2001 | 13 | $10.28 to $10.30 | 130 | (a) | 0.00% to 1.75% | (a) |
| Hibernia Mid Cap Equity Fund - Class A | | | | | | |
| 2005 | 10 | $12.29 to $12.30 | 125 | (e) | 0.80% to 0.85% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Financial Services Fund - Class A | | | | | | |
| 2005 | 4 | $11.63 to $11.66 | 51 | - | 0.50% to 0.65% | 7.27% |
| 2004 | 1 | $10.87 | 9 | (d) | 0.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Real Estate Fund - Class A | | | | | | |
| 2005 | 67 | $13.99 to $14.31 | 954 | 4.05 | 0.25% to 1.45% | 10.59% to 11.47% |
| 2004 | 22 | $12.65 to $12.76 | 282 | (d) | 0.45% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GNMA Income Fund - Class A | | | | | | |
| 2005 | 69 | $10.11 to $10.44 | $ 712 | 4.48 % | 0.25% to 1.55% | 0.99% to 2.25% |
| 2004 | 40 | $10.10 to $10.20 | 404 | (d) | 0.30% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Intermediate Bond Fund - Class A | | | | | | |
| 2005 | 79 | $10.31 to $10.52 | 829 | 3.96 | 0.45% to 1.55% | 1.66% to 2.24% |
| 2004 | 52 | $10.20 to $10.29 | 535 | (d) | 0.40% to 1.40% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET Fund - Series L | | | | | | |
| 2005 | 61 | $10.39 | 629 | 3.62 % | 1.25% | 1.17% |
| 2004 | 68 | $10.27 | 696 | 4.24 | 1.25% | -0.68% |
| 2003 | 101 | $10.34 | 1,049 | 3.76 | 1.25% | 2.17% |
| 2002 | 117 | $10.12 | 1,187 | 0.05 | 1.25% | 1.41% |
| 2001 | 131 | $9.98 | 1,305 | 4.60 | 1.30% | -0.36% |
| ING GET Fund - Series Q | | | | | | |
| 2005 | 303 | $10.60 | 3,208 | 3.83 | 1.25% | 0.28% |
| 2004 | 364 | $10.57 | 3,849 | 3.64 | 1.25% | 0.67% |
| 2003 | 418 | $10.50 | 4,385 | - | 1.25% | 3.86% |
| 2002 | 498 | $10.11 | 5,031 | 2.28 | 1.25% | (b) |
| 2001 | 364 | $10.00 | 3,642 | (a) | 1.05% | (a) |
| ING GET Fund - Series S | | | | | | |
| 2005 | 1,359 | $10.19 to $11.13 | 14,566 | 2.62 | 0.25% to 1.75% | 0.09% to 1.38% |
| 2004 | 2,247 | $10.18 to $10.89 | 23,958 | 2.65 | 0.50% to 1.75% | 0.86% to 2.16% |
| 2003 | 3,106 | $10.09 to $10.69 | 32,661 | 0.10 | 0.50% to 1.75% | 4.08% to 5.34% |
| 2002 | 4,624 | $10.04 to $10.11 | 46,558 | (b) | 0.25% to 1.75% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2005 | 88 | $12.45 to $12.54 | $ 1,096 | (e) % | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Evergreen Health Sciences Portfolio - Class S | | | | | | |
| 2005 | 129 | $11.19 to $11.29 | 1,446 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | |
| 2005 | 390 | $11.80 to $11.88 | 4,611 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | |
| 2005 | 1,396 | $11.39 | 15,902 | (e) | 1.00% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | |
| 2005 | 512 | $13.38 to $13.50 | 6,873 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING JPMorgan Small Cap Equity Portfolio - Service Class | | | | | | |
| 2005 | 25 | $11.28 to $11.38 | $ 282 | (e) % | 0.50% to 1.40% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Julius Baer Foreign Portfolio - Service Class | | | | | | |
| 2005 | 658 | $13.25 to $13.95 | 8,790 | 0.06 | 0.30% to 1.50% | 13.64% to 14.49% |
| 2004 | 122 | $11.66 to $12.27 | 1,428 | (d) | 0.70% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Value Portfolio - Service Class | | | | | | |
| 2005 | 148 | $11.46 to $11.57 | 1,700 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico Growth Portfolio - Service Class | | | | | | |
| 2005 | 102 | $11.37 to $11.47 | 1,159 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico International Opportunities Portfolio - Service Class | | | | | | |
| 2005 | 108 | $12.41 to $12.48 | 1,348 | (e) | 0.70% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | | | | |
| 2005 | 3,132 | $10.95 to $13.66 | $ 41,280 | 2.59 % | 0.40% to 1.50% | 1.38% to 2.33% |
| 2004 | 2,236 | $10.84 to $13.30 | 29,119 | 2.74 | 0.55% to 1.50% | 9.45% to 10.56% |
| 2003 | 701 | $11.28 to $12.03 | 8,289 | (c) | 0.55% to 1.50% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | |
| 2005 | 104 | $11.39 to $11.47 | 1,191 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | | | | |
| 2005 | 19 | $10.96 to $11.02 | 214 | (e) | 0.70% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | |
| 2005 | 135 | $10.46 to $10.56 | 1,418 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Stock Index Portfolio - Institutional Class** | | | | | | |
| 2005 | 2,166 | $11.41 to $11.56 | 25,037 | (e) | 0.00% to 0.80% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | |
| 2005 | 1,752 | $10.91 to $11.01 | $ 19,163 | (e) % | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | |
| 2005 | 3,660 | $11.39 to $15.47 | 54,938 | 1.28 | 0.30% to 1.55% | 2.34% to 3.36% |
| 2004 | 2,052 | $11.13 to $14.87 | 30,123 | 1.48 | 0.50% to 1.55% | 13.15% to 14.30% |
| 2003 | 166 | $12.20 to $13.01 | 2,143 | (c) | 0.55% to 1.50% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | |
| 2005 | 759 | $11.02 to $11.12 | 8,388 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING International Fund - Class Q | | | | | | |
| 2005 | - | $12.56 | 2 | (e) | 1.25% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING International SmallCap Fund - Class A | | | | | | |
| 2005 | 20 | $14.35 to $14.52 | 283 | (e) | 0.60% to 1.25% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Large Company Value Portfolio - Service Class | | | | | | |
| 2005 | 330 | $10.74 to $14.47 | $ 4,395 | 0.98 % | 0.50% to 1.50% | -0.22% to 0.71% |
| 2004 | 427 | $10.74 to $14.14 | 5,760 | 0.92 | 0.55% to 1.50% | 8.37% to 9.44% |
| 2003 | 321 | $9.88 to $12.92 | 4,019 | 0.69 | 0.55% to 1.50% | 29.49% to 30.54% |
| 2002 | 67 | $7.62 to $9.89 | 635 | (b) | 0.60% to 1.40% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING American Century Select Portfolio - Initial Class | | | | | | |
| 2005 | 15,428 | $10.14 to $10.49 | 158,146 | (e) | 0.00% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Select Portfolio - Service Class | | | | | | |
| 2005 | 2 | $8.86 to $9.21 | 20 | - | 0.40% to 1.25% | -0.56% to 0.22% |
| 2004 | 230 | $8.84 to $9.95 | 2,070 | - | 0.40% to 1.50% | 3.15% to 4.31% |
| 2003 | 253 | $8.57 to $10.38 | 2,194 | - | 0.40% to 1.50% | 32.25% to 33.38% |
| 2002 | 39 | $6.48 to $6.85 | 255 | (b) | 0.75% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING American Century Small Cap Value Portfolio - Service Class | | | | | | |
| 2005 | 2,244 | $12.37 to $14.45 | 31,597 | 0.19 | 0.00% to 1.50% | 6.27% to 7.85% |
| 2004 | 1,961 | $11.64 to $13.29 | 25,577 | 0.04 | 0.00% to 1.50% | 19.50% to 20.75% |
| 2003 | 582 | $10.77 to $10.94 | 6,307 | 0.17 | 0.55% to 1.50% | 33.46% to 34.73% |
| 2002 | 227 | $8.07 to $8.12 | 1,834 | (b) | 0.55% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | |
| 2005 | 5,042 | $12.81 to $17.55 | 79,169 | - | 0.00% to 1.50% | 5.78% to 7.37% |
| 2004 | 3,951 | $12.10 to $16.51 | 58,317 | - | 0.00% to 1.50% | 26.05% to 27.38% |
| 2003 | 1,313 | $10.23 to $13.03 | 15,257 | - | 0.40% to 1.50% | 31.49% to 32.65% |
| 2002 | 372 | $8.67 to $8.73 | 3,239 | (b) | 0.55% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Davis Venture Value Portfolio - Service Class** | | | | | | |
| 2005 | 418 | $10.64 to $19.00 | $ 7,330 | - % | 0.50% to 1.50% | 2.39% to 3.31% |
| 2004 | 602 | $11.12 to $18.10 | 10,359 | - | 0.55% to 1.50% | 6.81% to 7.87% |
| 2003 | 578 | $10.39 to $16.78 | 9,414 | 1.39 | 0.55% to 1.50% | 38.62% to 39.78% |
| 2002 | 23 | $7.48 to $11.99 | 244 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Fundamental Research Portfolio - Service Class** | | | | | | |
| 2005 | 170 | $8.75 to $11.51 | 1,536 | 1.04 | 0.50% to 1.50% | 4.04% to 5.10% |
| 2004 | 179 | $8.41 to $11.01 | 1,536 | 0.68 | 0.60% to 1.50% | 8.35% to 9.36% |
| 2003 | 101 | $7.76 to $10.13 | 800 | 0.65 | 0.60% to 1.50% | 25.57% to 26.56% |
| 2002 | 19 | $6.18 to $8.04 | 126 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Goldman Sachs® Capital Growth Portfolio - Service Class** | | | | | | |
| 2005 | 178 | $10.02 to $11.41 | 2,001 | 0.29 | 0.50% to 1.50% | 0.37% to 1.27% |
| 2004 | 138 | $9.96 to $11.06 | 1,490 | 0.09 | 0.60% to 1.50% | 7.17% to 8.11% |
| 2003 | 83 | $9.27 to $10.37 | 827 | - | 0.60% to 1.50% | 21.72% to 22.96% |
| 2002 | 43 | $7.59 to $8.32 | 347 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING JPMorgan Fleming International Portfolio - Initial Class** | | | | | | |
| 2005 | 7,123 | $11.98 to $25.01 | 139,805 | 0.72 | 0.00% to 1.50% | 8.35% to 10.03% |
| 2004 | 7,709 | $10.97 to $22.92 | 138,552 | 1.10 | 0.00% to 1.50% | 17.11% to 18.98% |
| 2003 | 8,116 | $9.30 to $19.47 | 126,504 | 0.98 | 0.25% to 1.50% | 27.52% to 29.04% |
| 2002 | 8,676 | $7.24 to $15.19 | 107,839 | 0.62 | 0.00% to 1.50% | -19.30% to -18.37% |
| 2001 | 9,398 | $8.90 to $18.73 | 145,566 | 23.69 | 0.00% to 1.75% | -28.02% to -27.18% |
| **ING JPMorgan Fleming International Portfolio - Service Class** | | | | | | |
| 2005 | - | $12.42 | 3 | (e) | 1.10% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | |
| 2005 | 1,597 | $12.54 to $15.64 | $ 24,333 | 0.34 % | 0.00% to 1.50% | 6.89% to 8.51% |
| 2004 | 1,022 | $11.71 to $14.33 | 14,426 | 0.22 | 0.00% to 1.50% | 18.76% to 20.12% |
| 2003 | 339 | $10.24 to $11.93 | 3,999 | 0.44 | 0.45% to 1.50% | 28.20% to 29.21% |
| 2002 | 113 | $9.15 to $9.21 | 1,038 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING MFS Capital Opportunities Portfolio - Initial Class | | | | | | |
| 2005 | 5,863 | $9.90 to $29.48 | 118,725 | 0.78 | 0.00% to 1.50% | 0.00% to 1.56% |
| 2004 | 7,187 | $9.80 to $29.32 | 143,585 | 0.44 | 0.00% to 1.50% | 11.16% to 12.65% |
| 2003 | 8,274 | $8.73 to $26.23 | 151,497 | 0.19 | 0.25% to 1.50% | 26.12% to 27.71% |
| 2002 | 8,811 | $7.36 to $20.69 | 129,150 | - | 0.00% to 1.50% | -31.20% to -30.41% |
| 2001 | 9,985 | $10.67 to $29.93 | 216,006 | 18.63 | 0.00% to 1.75% | -25.88% to -25.02% |
| ING OpCap Balanced Value Portfolio - Service Class | | | | | | |
| 2005 | 1,209 | $11.14 to $14.33 | 16,573 | 0.38 | 0.50% to 1.50% | 1.19% to 2.17% |
| 2004 | 1,519 | $11.21 to $13.80 | 20,474 | 1.09 | 0.55% to 1.50% | 8.60% to 9.70% |
| 2003 | 752 | $10.29 to $12.58 | 9,183 | 1.63 | 0.55% to 1.50% | 28.44% to 29.44% |
| 2002 | 59 | $8.00 to $9.69 | 515 | (b) | 0.70% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2005 | 74,501 | $11.62 to $12.29 | 881,737 | (e) | 0.00% to 1.80% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | |
| 2005 | 1 | $13.76 | 20 | - | 1.25% | 11.87% |
| 2004 | 182 | $12.22 to $12.52 | 2,264 | - | 0.60% to 1.50% | 13.36% to 14.26% |
| 2003 | 119 | $10.78 to $10.94 | 1,294 | - | 0.65% to 1.50% | 29.96% to 30.90% |
| 2002 | 24 | $8.30 to $8.35 | 202 | (b) | 0.70% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Oppenheimer Strategic Income Portfolio - Initial Class | | | | | | |
| 2005 | 11,390 | $9.99 to $10.25 | $ 116,350 | (e) % | 0.00% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING PIMCO Total Return Portfolio - Service Class | | | | | | |
| 2005 | 4,813 | $10.27 to $11.91 | 54,953 | 1.68 | 0.35% to 1.50% | 0.53% to 1.72% |
| 2004 | 3,872 | $10.21 to $11.64 | 43,692 | - | 0.40% to 1.50% | 2.73% to 3.93% |
| 2003 | 2,845 | $10.02 to $11.20 | 31,227 | 3.56 | 0.40% to 1.50% | 2.52% to 3.44% |
| 2002 | 1,518 | $10.70 to $10.77 | 16,279 | (b) | 0.55% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Salomon Brothers Aggressive Growth Portfolio - Initial Class | | | | | | |
| 2005 | 16,715 | $9.15 to $16.28 | 213,925 | - | 0.00% to 1.50% | 9.77% to 11.43% |
| 2004 | 19,676 | $8.28 to $14.64 | 228,353 | - | 0.00% to 1.50% | 7.99% to 26.50% |
| 2003 | 22,307 | $7.60 to $13.51 | 239,784 | - | 0.25% to 1.50% | 36.05% to 37.92% |
| 2002 | 21,979 | $5.54 to $9.90 | 175,927 | - | 0.00% to 1.50% | -36.27% to -35.53% |
| 2001 | 24,305 | $8.63 to $15.50 | 305,237 | 6.20 | 0.00% to 1.75% | -26.33% to -25.47% |
| ING Salomon Brothers Aggressive Growth Portfolio - Service Class | | | | | | |
| 2005 | 3 | $11.27 to $11.37 | 36 | (f) | 0.80% to 1.25% | (f) |
| 2004 | 2 | $10.32 | 16 | (d) | 0.70% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Salomon Brothers Large Cap Growth Portfolio - Initial Class | | | | | | |
| 2005 | 371 | $10.74 to $11.25 | 4,113 | (e) | 0.95% to 1.25% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution 2015 Portfolio - Adviser Class | | | | | | |
| 2005 | 41 | $10.66 to $10.72 | $ 440 | (e) % | 0.25% to 1.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2015 Portfolio - Service Class | | | | | | |
| 2005 | 185 | $10.66 to $10.76 | 1,980 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2025 Portfolio - Adviser Class | | | | | | |
| 2005 | 24 | $10.89 to $10.95 | 266 | (e) | 0.25% to 1.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2025 Portfolio - Service Class | | | | | | |
| 2005 | 176 | $10.89 to $10.99 | 1,918 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2035 Portfolio - Adviser Class | | | | | | |
| 2005 | 40 | $11.05 to $11.11 | 440 | (e) | 0.25% to 1.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution 2035 Portfolio - Service Class | | | | | | |
| 2005 | 106 | $11.05 to $11.15 | $ 1,176 | (e) % | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2045 Portfolio - Adviser Class | | | | | | |
| 2005 | 23 | $11.27 to $11.33 | 256 | (e) | 0.25% to 1.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2045 Portfolio - Service Class | | | | | | |
| 2005 | 52 | $11.26 to $11.36 | 586 | (e) % | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution Income Portfolio - Adviser Class | | | | | | |
| 2005 | 4 | $10.29 to $10.31 | 40 | (e) | 0.70% to 1.00% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution Income Portfolio - Service Class | | | | | | |
| 2005 | 33 | $10.29 to $10.36 | 341 | (e) | 0.50% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | |
| 2005 | 38,267 | $11.07 to $11.60 | $ 429,422 | (e) % | 0.00% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2005 | 22 | $8.27 to $11.20 | 230 | - | 0.55% to 1.25% | 7.59% to 7.88% |
| 2004 | 1,207 | $7.62 to $11.27 | 9,594 | - | 0.45% to 1.50% | 6.87% to 8.09% |
| 2003 | 1,287 | $7.13 to $10.49 | 9,420 | - | 0.45% to 1.50% | 42.51% to 43.68% |
| 2002 | 166 | $5.00 to $7.32 | 902 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | |
| 2005 | 13,745 | $11.71 to $25.03 | 282,041 | 0.48 | 0.00% to 1.50% | 4.59% to 6.15% |
| 2004 | 14,985 | $11.28 to $23.81 | 291,385 | 0.16 | 0.00% to 1.50% | 8.36% to 10.00% |
| 2003 | 13,740 | $10.37 to $21.86 | 246,603 | 0.15 | 0.00% to 1.50% | 28.96% to 30.55% |
| 2002 | 12,185 | $9.02 to $16.86 | 169,889 | 0.19 | 0.00% to 1.50% | -24.44% to -23.64% |
| 2001 | 12,122 | $11.85 to $22.20 | 223,753 | 15.67 | 0.00% to 1.75% | -11.56% to -10.53% |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | |
| 2005 | 39 | $11.13 to $12.75 | 446 | 0.60 | 0.45% to 1.30% | 4.60% to 5.23% |
| 2004 | 20 | $10.64 to $12.16 | 219 | (d) | 0.40% to 1.30% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | | | | | | |
| 2005 | 9,161 | $10.42 to $17.94 | 134,490 | 0.87 | 0.00% to 1.50% | 7.49% to 9.39% |
| 2004 | 10,068 | $9.67 to $16.40 | 135,468 | 0.78 | 0.00% to 1.50% | 13.00% to 15.41% |
| 2003 | 10,747 | $8.55 to $14.33 | 128,075 | 0.58 | 0.25% to 1.50% | 23.02% to 24.66% |
| 2002 | 11,666 | $6.95 to $11.58 | 114,492 | 0.20 | 0.00% to 1.50% | -26.01% to -25.15% |
| 2001 | 12,954 | $9.39 to $15.50 | 172,262 | 20.46 | 0.00% to 1.75% | -22.07% to -21.20% |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | |
| 2005 | 7,429 | $11.46 to $14.77 | $ 98,136 | 0.60 % | 0.00% to 1.50% | 1.97% to 3.10% |
| 2004 | 5,605 | $11.21 to $14.42 | 71,730 | - | 0.40% to 1.95% | 15.01% to 16.27% |
| 2003 | 2,951 | $10.46 to $12.47 | 32,018 | 0.89 | 0.40% to 1.50% | 27.74% to 28.90% |
| 2002 | 983 | $8.29 to $8.35 | 8,175 | (b) | 0.55% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Van Kampen Equity and Income Portfolio - Initial Class | | | | | | |
| 2005 | 31,676 | $10.66 to $11.21 | 344,729 | (e) | 0.00% to 1.50% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Equity and Income Portfolio - Service Class | | | | | | |
| 2005 | - | $11.11 to $34.76 | 13 | - | 1.00% to 1.25% | 6.42% to 6.69% |
| 2004 | 105 | $10.44 to $33.04 | 2,372 | 0.37 | 0.55% to 1.50% | 8.97% to 9.99% |
| 2003 | 50 | $9.55 to $30.04 | 911 | 0.14 | 0.55% to 1.50% | 25.13% to 26.26% |
| 2002 | 42 | $7.61 to $23.76 | 474 | (b) | 0.60% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Strategic Allocation Balanced Portfolio - Class I | | | | | | |
| 2005 | 4,513 | $10.97 to $18.82 | 73,683 | 1.50 | 0.00% to 1.70% | 3.09% to 4.67% |
| 2004 | 4,481 | $10.67 to $18.08 | 70,666 | 1.25 | 0.00% to 1.55% | 8.56% to 9.97% |
| 2003 | 4,016 | $10.24 to $16.55 | 58,446 | 1.48 | 0.25% to 1.50% | 17.67% to 19.12% |
| 2002 | 3,907 | $8.84 to $13.98 | 47,846 | 2.59 | 0.00% to 1.50% | -10.89% to -9.85% |
| 2001 | 4,144 | $9.85 to $15.59 | 57,038 | 2.54 | 0.00% to 1.75% | -8.39% to -7.32% |
| ING VP Strategic Allocation Growth Portfolio - Class I | | | | | | |
| 2005 | 4,786 | $11.29 to $19.77 | 81,185 | 1.18 | 0.00% to 1.70% | 2.45% to 6.19% |
| 2004 | 5,143 | $10.83 to $18.78 | 81,653 | 1.05 | 0.00% to 1.55% | 10.31% to 14.79% |
| 2003 | 4,838 | $9.86 to $16.92 | 69,833 | 0.88 | 0.25% to 1.50% | 22.46% to 23.96% |
| 2002 | 4,739 | $7.99 to $13.73 | 56,046 | 1.75 | 0.00% to 1.50% | -15.04% to -14.06% |
| 2001 | 4,817 | $9.34 to $16.07 | 67,010 | 1.60 | 0.00% to 1.75% | -12.87% to -11.85% |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Strategic Allocation Income Portfolio - Class I** | | | | | | |
| 2005 | 2,405 | $10.68 to $18.45 | $ 39,166 | 2.10 % | 0.00% to 1.70% | 2.19% to 3.83% |
| 2004 | 2,282 | $10.48 to $17.77 | 36,460 | 1.81 | 0.00% to 1.55% | 6.38% to 7.76% |
| 2003 | 2,238 | $10.18 to $16.50 | 33,837 | 2.30 | 0.25% to 1.50% | 11.92% to 13.28% |
| 2002 | 2,347 | $10.23 to $14.66 | 31,610 | 3.44 | 0.00% to 1.50% | -5.77% to -4.68% |
| 2001 | 2,600 | $10.77 to $15.41 | 37,096 | 4.35 | 0.00% to 1.75% | -3.84% to -2.71% |
| **ING VP Growth and Income Portfolio - Class I** | | | | | | |
| 2005 | 91,075 | $9.09 to $287.09 | 1,975,255 | 1.00 | 0.00% to 1.50% | 6.51% to 8.13% |
| 2004 | 108,588 | $8.47 to $267.99 | 2,182,323 | 2.32 | 0.00% to 1.50% | 6.78% to 21.16% |
| 2003 | 121,775 | $7.87 to $249.58 | 2,310,967 | - | 0.25% to 1.50% | 24.14% to 25.78% |
| 2002 | 139,292 | $6.29 to $199.83 | 2,141,418 | 0.84 | 0.00% to 1.50% | -26.11% to -25.25% |
| 2001 | 162,099 | $8.45 to $268.94 | 3,399,498 | 0.60 | 0.00% to 1.75% | -19.62% to -18.68% |
| **ING GET U.S. Core Portfolio - Series 1** | | | | | | |
| 2005 | 136 | $10.54 | 1,438 | 2.18 | 1.25% | 0.29% |
| 2004 | 212 | $10.51 | 2,224 | 0.70 | 1.25% | 2.24% |
| 2003 | 231 | $10.28 | 2,378 | (c) | 1.25% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING GET U.S. Core Portfolio - Series 2** | | | | | | |
| 2005 | 1,090 | $10.15 to $10.29 | 11,168 | 2.66 | 1.00% to 1.65% | -0.78% to -0.10% |
| 2004 | 1,821 | $10.23 to $10.31 | 18,726 | 0.11 | 1.00% to 1.65% | 1.99% to 2.59% |
| 2003 | 2,055 | $10.03 to $10.05 | 20,639 | (c) | 1.05% to 1.65% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING GET U.S. Core Portfolio - Series 3** | | | | | | |
| 2005 | 3,740 | $9.86 to $9.99 | 37,121 | 2.01 | 1.00% to 1.75% | -1.00% to -0.20% |
| 2004 | 5,300 | $9.95 to $10.02 | 52,924 | 0.00 | 1.00% to 1.75% | -0.40% to 0.20% |
| 2003 | 21 | $9.99 to $10.00 | 207 | (c) | 0.80% to 1.25% | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 5 | | | | | | |
| 2005 | 61 | $10.57 | $    645 | 0.89 % | 1.75% | 0.96% |
| 2004 | 66 | $10.47 | 696 | (d) | 1.75% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 6 | | | | | | |
| 2005 | 454 | $10.17 | 4,616 | 0.39 | 1.75% | 0.89% |
| 2004 | 556 | $10.08 | 5,605 | (d) | 1.75% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 7 | | | | | | |
| 2005 | 391 | $10.06 to $10.12 | 3,939 | 0.05 | 1.00% to 1.75% | 0.60% to 1.10% |
| 2004 | 402 | $10.00 | 4,017 | (d) | 1.00% to 1.25% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 8 | | | | | | |
| 2005 | 154 | $10.10 | 1,556 | (e) | 1.75% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET U.S. Core Portfolio - Series 9 | | | | | | |
| 2005 | 22 | $9.97 to $9.98 | 220 | (e) | 1.75% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 10 | | | | | | |
| 2005 | 11 | $9.98 | $ 107 | (e) % | 1.75% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET U.S. Core Portfolio - Series 11 | | | | | | |
| 2005 | 8 | $10.01 to $10.02 | 80 | (e) | 1.15% to 1.25% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Global Science and Technology Portfolio - Class I | | | | | | |
| 2005 | 10,034 | $3.92 to $11.04 | 40,552 | - | 0.00% to 1.50% | 10.06% to 11.83% |
| 2004 | 11,027 | $3.56 to $10.00 | 40,737 | - | 0.00% to 1.50% | -2.73% to 132.01% |
| 2003 | 12,668 | $3.64 to $10.26 | 47,295 | - | 0.25% to 1.50% | 43.36% to 45.25% |
| 2002 | 8,904 | $2.53 to $2.64 | 23,001 | - | 0.00% to 1.50% | -42.16% to -41.49% |
| 2001 | 7,145 | $4.35 to $4.50 | 31,754 | - | 0.00% to 1.75% | -24.13% to -23.22% |
| ING VP Growth Portfolio - Class I | | | | | | |
| 2005 | 5,519 | $5.81 to $16.49 | 78,900 | 0.68 | 0.00% to 1.50% | 7.77% to 9.38% |
| 2004 | 6,937 | $5.37 to $15.14 | 89,883 | 0.12 | 0.00% to 1.50% | 5.63% to 6.92% |
| 2003 | 7,779 | $5.06 to $14.18 | 95,972 | - | 0.25% to 1.50% | 28.43% to 30.14% |
| 2002 | 7,963 | $3.92 to $10.79 | 76,539 | - | 0.00% to 1.50% | -30.00% to -29.19% |
| 2001 | 8,753 | $5.57 to $15.43 | 120,765 | 11.29 | 0.00% to 1.75% | -28.16% to -27.32% |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2005 | 29,222 | $11.05 to $20.64 | 532,133 | 1.22 | 0.00% to 1.85% | 3.46% to 5.37% |
| 2004 | 32,461 | $10.67 to $19.66 | 562,520 | 0.99 | 0.00% to 1.95% | 8.92% to 10.32% |
| 2003 | 31,590 | $9.74 to $17.85 | 503,421 | 1.04 | 0.25% to 1.50% | 24.22% to 25.85% |
| 2002 | 29,577 | $8.36 to $14.03 | 378,460 | 0.24 | 0.00% to 1.50% | -22.70% to -21.80% |
| 2001 | 27,743 | $10.73 to $18.18 | 459,606 | 4.07 | 0.00% to 1.75% | -14.92% to -13.92% |

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Index Plus MidCap Portfolio - Class I | | | | | | |
| 2005 | 19,654 | $12.22 to $23.22 | $ 416,465 | 0.44 % | 0.00% to 1.95% | 9.08% to 11.15% |
| 2004 | 18,764 | $11.22 to $20.56 | 361,470 | 0.40 | 0.00% to 1.85% | 14.85% to 16.29% |
| 2003 | 14,056 | $10.18 to $17.68 | 233,761 | 0.39 | 0.25% to 1.50% | 30.49% to 32.14% |
| 2002 | 11,364 | $12.33 to $13.38 | 144,261 | 0.45 | 0.00% to 1.50% | -13.40% to -12.40% |
| 2001 | 6,071 | $14.24 to $15.20 | 88,491 | 5.86 | 0.00% to 1.75% | -2.80% to-1.67% |
| ING VP Index Plus SmallCap Portfolio - Class I | | | | | | |
| 2005 | 11,258 | $12.34 to $17.88 | 182,246 | 0.30 | 0.00% to 1.85% | 5.65% to 7.65% |
| 2004 | 10,466 | $11.68 to $16.34 | 158,486 | 0.15 | 0.00% to 1.85% | 20.22% to 21.76% |
| 2003 | 7,540 | $10.20 to $13.42 | 93,931 | 0.17 | 0.25% to 1.50% | 34.15% to 35.83% |
| 2002 | 5,909 | $8.96 to $9.88 | 54,579 | 0.17 | 0.00% to 1.50% | -14.50% to -13.51% |
| 2001 | 2,687 | $10.48 to $11.37 | 28,860 | 4.91 | 0.00% to 1.75% | 0.87% to 2.05% |
| ING VP International Equity Portfolio - Class I | | | | | | |
| 2005 | 1,504 | $7.77 to $14.05 | 16,979 | 0.92 | 0.00% to 1.50% | 1.92% to 16.90% |
| 2004 | 1,509 | $6.71 to $12.18 | 14,340 | 1.20 | 0.00% to 1.50% | 15.42% to 32.77% |
| 2003 | 1,451 | $5.79 to $10.52 | 11,933 | 1.01 | 0.25% to 1.50% | 30.10% to 31.82% |
| 2002 | 1,316 | $4.43 to $6.40 | 8,248 | 0.22 | 0.00% to 1.50% | -27.77% to -26.93% |
| 2001 | 1,269 | $6.10 to $8.79 | 10,978 | 0.11 | 0.00% to 1.75% | -25.02% to -24.14% |
| ING VP Small Company Portfolio - Class I | | | | | | |
| 2005 | 7,440 | $12.03 to $25.78 | 158,729 | 0.14 | 0.00% to 1.50% | 8.64% to 10.28% |
| 2004 | 9,070 | $11.02 to $23.47 | 175,779 | 0.28 | 0.00% to 1.50% | 12.69% to 14.09% |
| 2003 | 9,733 | $9.73 to $20.60 | 167,432 | 0.25 | 0.25% to 1.50% | 35.44% to 37.18% |
| 2002 | 9,115 | $7.15 to $14.86 | 115,085 | 0.48 | 0.00% to 1.50% | -24.37% to -23.50% |
| 2001 | 7,976 | $9.41 to $19.68 | 134,200 | 3.51 | 0.00% to 1.75% | 2.44% to 3.64% |
| ING VP Value Opportunity Portfolio - Class I | | | | | | |
| 2005 | 5,822 | $10.27 to $20.11 | 97,980 | 1.77 | 0.00% to 1.50% | 5.44% to 7.03% |
| 2004 | 6,985 | $9.66 to $18.79 | 110,369 | 0.80 | 0.00% to 1.50% | 8.48% to 9.86% |
| 2003 | 8,963 | $8.85 to $17.11 | 133,176 | 0.77 | 0.25% to 1.50% | 22.79% to 24.30% |
| 2002 | 9,633 | $9.09 to $13.82 | 115,345 | 0.46 | 0.00% to 1.50% | -27.07% to -26.22% |
| 2001 | 7,322 | $12.37 to $18.98 | 118,660 | 4.66 | 0.00% to 1.75% | -10.97% to -9.93% |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Financial Services Portfolio - Class I** | | | | | | |
| 2005 | 66 | $11.78 to $12.17 | $ 790 | 1.22 % | 0.60% to 1.50% | 6.38% to 6.90% |
| 2004 | 17 | $11.12 to $11.44 | 194 | (d) | 0.75% to 1.25% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP International Value Portfolio - Class I** | | | | | | |
| 2005 | 5,941 | $12.35 to $14.45 | 78,444 | 2.43 | 0.00% to 1.55% | 7.82% to 9.15% |
| 2004 | 4,834 | $11.49 to $13.33 | 58,379 | 1.23 | 0.30% to 1.50% | 15.63% to 16.94% |
| 2003 | 3,157 | $10.17 to $11.47 | 32,591 | 1.19 | 0.40% to 1.50% | 27.92% to 29.37% |
| 2002 | 1,603 | $7.95 to $8.07 | 12,825 | 0.86 | 0.45% to 1.50% | -16.56% to -16.17% |
| 2001 | 160 | $9.54 to $9.56 | 1,529 | (a) | 0.00% to 1.75% | (a) |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | | | | |
| 2005 | 467 | $11.08 to $12.83 | 5,277 | - | 0.50% to 1.50% | 0.87% to 9.78% |
| 2004 | 536 | $10.19 to $11.43 | 5,546 | - | 0.55% to 1.50% | 9.81% to 20.57% |
| 2003 | 447 | $9.28 to $9.50 | 4,191 | - | 0.55% to 1.50% | 34.69% to 35.91% |
| 2002 | 66 | $6.89 to $6.99 | 457 | - | 0.55% to 1.50% | -26.79% to -26.57% |
| 2001 | 3 | $9.45 to $9.46 | 30 | (a) | 0.00% to 1.75% | (a) |
| **ING VP Real Estate Portfolio - Class I** | | | | | | |
| 2005 | 3,048 | $15.04 to $15.75 | 47,193 | 2.69 | 0.00% to 1.50% | 10.81% to 11.90% |
| 2004 | 1,960 | $13.58 to $13.95 | 27,225 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | | | | |
| 2005 | 1,146 | $7.91 to $8.97 | 9,331 | - | 0.40% to 1.50% | 1.86% to 8.64% |
| 2004 | 1,087 | $7.36 to $8.08 | 8,178 | - | 0.40% to 1.50% | 8.53% to 16.59% |
| 2003 | 1,170 | $6.78 to $6.96 | 8,045 | - | 0.40% to 1.50% | 36.69% to 38.10% |
| 2002 | 446 | $4.96 to $5.04 | 2,239 | - | 0.45% to 1.50% | -44.29% to -44.13% |
| 2001 | 7 | $8.95 to $8.96 | 59 | (a) | 0.00% to 1.75% | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Balanced Portfolio - Class I | | | | | | |
| 2005 | 27,567 | $11.37 to $35.49 | $ 637,454 | 2.34 % | 0.00% to 1.50% | 2.69% to 4.25% |
| 2004 | 30,971 | $11.05 to $34.36 | 692,148 | 1.99 | 0.00% to 1.50% | 7.78% to 9.12% |
| 2003 | 31,363 | $10.22 to $31.70 | 659,370 | 1.96 | 0.25% to 1.50% | 17.10% to 18.62% |
| 2002 | 32,476 | $10.03 to $26.92 | 597,925 | 1.06 | 0.00% to 1.50% | -11.64% to -10.62% |
| 2001 | 36,765 | $11.27 to $30.30 | 768,043 | 5.73 | 0.00% to 1.75% | -5.66% to -4.54% |
| ING VP Intermediate Bond Portfolio - Class I | | | | | | |
| 2005 | 19,951 | $10.32 to $76.25 | 405,018 | 3.79 | 0.00% to 1.90% | 1.37% to 3.16% |
| 2004 | 20,579 | $10.21 to $74.70 | 407,745 | 1.50 | 0.00% to 1.95% | 3.31% to 4.59% |
| 2003 | 20,885 | $10.04 to $71.97 | 408,185 | 1.72 | 0.25% to 1.50% | 4.71% to 6.06% |
| 2002 | 24,208 | $13.07 to $68.41 | 458,178 | 3.22 | 0.00% to 1.50% | 6.72% to 7.96% |
| 2001 | 23,313 | $12.15 to $63.81 | 409,596 | 6.40 | 0.00% to 1.75% | 7.12% to 8.37% |
| ING VP Money Market Portfolio - Class I | | | | | | |
| 2005 | 14,234 | $10.15 to $51.39 | 210,711 | 1.20 | 0.00% to 1.50% | 1.47% to 3.03% |
| 2004 | 14,934 | $9.98 to $50.07 | 216,952 | 1.09 | 0.00% to 1.50% | -0.49% to 0.76% |
| 2003 | 17,666 | $10.00 to $49.72 | 257,477 | 1.79 | 0.25% to 1.50% | -0.61% to .66% |
| 2002 | 23,887 | $11.78 to $49.45 | 368,846 | 3.78 | 0.00% to 1.50% | 0.11% to 1.27% |
| 2001 | 24,401 | $11.68 to $48.83 | 374,569 | 5.45 | 0.00% to 1.75% | 2.38% to 3.62% |
| ING VP Natural Resources Trust | | | | | | |
| 2005 | 2,489 | $17.05 to $27.93 | 57,780 | 0.04 | 0.00% to 1.50% | 21.91% to 42.86% |
| 2004 | 1,267 | $12.03 to $19.55 | 20,790 | 0.82 | 0.00% to 1.50% | 11.01% to 30.41% |
| 2003 | 940 | $10.76 to $17.40 | 13,971 | - | 0.25% to 1.50% | 28.54% to 30.12% |
| 2002 | 1,022 | $8.30 to $13.46 | 11,897 | 0.18 | 0.00% to 1.50% | -3.56% to -2.54% |
| 2001 | 1,061 | $8.54 to $13.82 | 12,751 | - | 0.00% to 1.75% | -17.19% to -16.23% |
| Janus Adviser Series Balanced Fund - Class S | | | | | | |
| 2005 | - | $12.15 | 1 | - | 1.00% | 6.58% |
| 2004 | - | $11.40 | - | (d) | 1.00% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Janus Aspen Series Balanced Portfolio - Institutional Shares | | | | | | |
| 2005 | 20 | $12.45 to $26.93 | $ 508 | 0.01 % | 0.50% to 1.50% | 6.38% to 7.28% |
| 2004 | 16,735 | $10.06 to $26.46 | 356,943 | 2.17 | 0.00% to 1.95% | 6.91% to 8.29% |
| 2003 | 19,201 | $9.36 to $24.66 | 385,094 | 2.22 | 0.25% to 1.50% | 12.34% to 13.76% |
| 2002 | 19,717 | $8.29 to $21.87 | 353,540 | 2.57 | 0.00% to 1.50% | -7.84% to -6.77% |
| 2001 | 17,000 | $8.95 to $23.65 | 338,450 | 2.71 | 0.00% to 1.75% | -6.13% to -5.04% |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | | | | | | |
| 2005 | 7 | $14.34 to $20.57 | 146 | 0.02 | 0.55% to 1.25% | 0.73% to 1.39% |
| 2004 | 4,497 | $10.30 to $21.35 | 78,169 | 5.55 | 0.00% to 1.50% | 2.39% to 3.69% |
| 2003 | 5,268 | $10.03 to $20.59 | 89,994 | 4.83 | 0.25% to 1.50% | 4.82% to 6.09% |
| 2002 | 5,626 | $12.74 to $19.53 | 92,271 | 4.52 | 0.00% to 1.50% | 8.83% to 10.09% |
| 2001 | 3,776 | $11.67 to $17.78 | 56,744 | 6.11 | 0.00% to 1.75% | 6.13% to 7.36% |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | | | | | | |
| 2005 | 11 | $9.95 to $18.49 | 185 | - | 0.30% to 1.40% | 2.84% to 3.90% |
| 2004 | 12,324 | $9.60 to $19.79 | 199,501 | 0.13 | 0.00% to 1.50% | 2.98% to 4.25% |
| 2003 | 15,153 | $9.27 to $19.13 | 239,988 | 0.09 | 0.25% to 1.50% | 29.72% to 31.47% |
| 2002 | 16,346 | $7.70 to $14.67 | 199,166 | - | 0.00% to 1.50% | -27.61% to -26.77% |
| 2001 | 18,060 | $10.56 to $20.16 | 305,619 | 0.25 | 0.00% to 1.75% | -25.86% to -25.00% |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | | | | | | |
| 2005 | 22 | $14.12 to $23.58 | 489 | - | 0.25% to 1.50% | 10.59% to 11.99% |
| 2004 | 25,472 | $10.94 to $24.72 | 458,336 | - | 0.00% to 1.50% | 18.99% to 20.42% |
| 2003 | 30,177 | $9.11 to $20.68 | 459,241 | - | 0.25% to 1.50% | 33.11% to 34.86% |
| 2002 | 31,862 | $7.88 to $15.46 | 369,184 | - | 0.00% to 1.50% | -29.01% to -28.04% |
| 2001 | 34,630 | $11.02 to $21.67 | 569,410 | - | 0.00% to 1.75% | -40.36% to -39.66% |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | | | | | | |
| 2005 | 19 | $10.68 to $21.50 | 381 | - | 0.30% to 1.25% | 4.57% to 5.53% |
| 2004 | 24,107 | $9.48 to $23.32 | 425,591 | 0.95 | 0.00% to 1.50% | 3.20% to 4.47% |
| 2003 | 31,018 | $9.09 to $22.51 | 536,188 | 1.06 | 0.25% to 1.50% | 22.11% to 23.74% |
| 2002 | 36,207 | $7.94 to $18.36 | 513,443 | 0.87 | 0.00% to 1.50% | -26.61% to -25.61% |
| 2001 | 40,344 | $10.75 to $24.94 | 783,656 | 0.45 | 0.00% to 1.75% | -23.60% to -22.71% |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Legg Mason Value Trust, Inc. - Primary Class | | | | | | |
| 2005 | 115 | $11.53 | $ 1,329 | (e) % | 1.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| Lord Abbett Affiliated Fund - Class A | | | | | | |
| 2005 | 66 | $11.19 to $11.37 | 747 | 1.86 | 0.75% to 1.60% | 1.81% to 2.44% |
| 2004 | 20 | $11.02 to $11.10 | 222 | (d) | 0.65% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Lord Abbett Mid-Cap Value Fund - Class A | | | | | | |
| 2005 | 63 | $12.65 to $15.26 | 818 | 0.54 | 0.50% to 1.75% | 6.47% to 7.65% |
| 2004 | 24 | $11.91 to $14.25 | 290 | (d) | 0.50% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Lord Abbett Small-Cap Value Fund - Class A | | | | | | |
| 2005 | 74 | $13.04 to $13.31 | 980 | - | 0.70% to 1.75% | 11.41% to 12.42% |
| 2004 | 45 | $11.74 to $11.84 | 530 | (d) | 0.65% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | | | | | | |
| 2005 | 10,457 | $11.40 to $12.44 | 122,782 | 1.01 | 0.45% to 1.50% | 0.17% to 2.84% |
| 2004 | 9,581 | $11.21 to $11.85 | 109,667 | 1.07 | 0.45% to 1.95% | 10.99% to 14.71% |
| 2003 | 4,951 | $10.10 to $10.44 | 50,532 | 0.93 | 0.45% to 1.50% | 28.99% to 30.39% |
| 2002 | 1,545 | $7.83 to $7.93 | 12,172 | 1.05 | 0.55% to 1.50% | -19.17% to -18.81% |
| 2001 | 126 | $9.70 to $9.72 | 1,226 | (a) | 0.00% to 1.75% | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | | | | | | |
| 2005 | 10,499 | $12.93 to $16.80 | $ 147,309 | 0.51 % | 0.30% to 1.50% | 6.67% to 7.94% |
| 2004 | 7,424 | $12.45 to $15.68 | 96,241 | 0.40 | 0.00% to 1.50% | 22.18% to 36.28% |
| 2003 | 2,735 | $10.19 to $12.77 | 28,509 | 0.67 | 0.45% to 1.50% | 22.92% to 24.05% |
| 2002 | 1,213 | $8.29 to $8.41 | 10,124 | 1.08 | 0.55% to 1.50% | -10.91% to -10.64% |
| 2001 | 28 | $9.34 to $9.35 | 265 | (a) | 0.00% to 1.75% | (a) |
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | |
| 2005 | 39 | $10.79 to $10.89 | 421 | (f) | 0.80% to 1.30% | (f) |
| 2004 | 17 | $10.55 to $10.58 | 180 | (d) | 0.70% to 0.95% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| MFS® Total Return Series - Initial Class | | | | | | |
| 2005 | 5,612 | $14.69 to $14.80 | 82,747 | 1.99 | 1.00% to 1.10% | 1.66% to 1.79% |
| 2004 | 5,159 | $14.45 to $14.54 | 74,758 | 1.56 | 1.00% to 1.10% | 10.14% to 10.24% |
| 2003 | 4,414 | $13.12 to $13.19 | 58,033 | 1.66 | 1.00% to 1.10% | 14.99% to 15.20% |
| 2002 | 3,443 | $11.41 to $11.45 | 39,338 | 1.50 | 1.00% to 1.10% | -6.21% to -6.11% |
| 2001 | 1,743 | $12.16 to $12.20 | 21,228 | 3.77 | 1.05% to 1.25% | -1.00% to -0.81% |
| New Perspective Fund® - Class R-3 | | | | | | |
| 2005 | 40 | $12.16 to $12.36 | 486 | 1.45 | 0.25% to 1.10% | 9.98% to 10.56% |
| 2004 | 18 | $11.12 to $11.17 | 204 | (d) | 0.30% to 0.80% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| New Perspective Fund® - Class R-4 | | | | | | |
| 2005 | 1,760 | $11.44 to $12.78 | 22,033 | 1.87 | 0.00% to 1.50% | 9.56% to 10.64% |
| 2004 | 762 | $11.30 to $11.66 | 8,638 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Capital Appreciation Fund - Class A | | | | | | |
| 2005 | 30 | $10.65 to $10.76 | $ 316 | 0.75 % | 0.70% to 1.25% | 3.40% to 3.96% |
| 2004 | 21 | $10.27 to $10.36 | 217 | (d) | 0.65% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Oppenheimer Developing Markets Fund - Class A | | | | | | |
| 2005 | 3,268 | $17.98 to $41.82 | 115,468 | 1.74 | 0.50% to 1.65% | 38.95% to 40.45% |
| 2004 | 1,557 | $12.94 to $29.69 | 37,377 | 2.10 | 0.55% to 1.65% | 31.71% |
| 2003 | 429 | $14.57 | 6,248 | 4.56 | 1.00% | 63.52% |
| 2002 | 145 | $8.91 | 1,294 | 2.50 | 1.00% | -2.58% |
| 2001 | 24 | $9.15 to $13.82 | 223 | (a) | 0.00% to 1.75% | (a) |
| Oppenheimer Global Fund - Class A | | | | | | |
| 2005 | 3 | $16.42 | 50 | - | 1.00% | 12.70% |
| 2004 | - | $14.57 | 4 | (d) | 1.00% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Oppenheimer Main Street Fund® - Class A | | | | | | |
| 2005 | 2 | $11.02 to $11.14 | 22 | - | 0.90% to 1.45% | 4.80% |
| 2004 | 1 | $10.56 to $10.63 | 13 | (d) | 0.90% to 1.60% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Oppenheimer Aggressive Growth Fund/VA | | | | | | |
| 2005 | - | - | 3 | - | - | - |
| 2004 | - | - | 3 | - | 1.25% | - |
| 2003 | - | - | 4 | - | 1.25% | - |
| 2002 | - | - | 3 | (b) | 1.25% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Global Securities Fund/VA | | | | | | |
| 2005 | 35 | $12.74 to $21.63 | $ 711 | 2.11 % | 0.45% to 1.85% | 12.61% to 13.78% |
| 2004 | 22,250 | $11.36 to $19.26 | 410,368 | 1.10 | 0.00% to 1.80% | 17.37% to 18.89% |
| 2003 | 16,092 | $10.51 to $16.20 | 251,043 | 0.55 | 0.25% to 1.50% | 40.97% to 43.00% |
| 2002 | 10,640 | $10.74 to $11.36 | 117,400 | 0.51 | 0.00% to 1.50% | -23.30% to -22.41% |
| 2001 | 6,078 | $14.01 to $14.59 | 86,986 | 10.25 | 0.00% to 1.75% | -13.36% to -12.34% |
| Oppenheimer Main Street Fund®/VA | | | | | | |
| 2005 | - | - | 41 | - | - | - |
| 2004 | - | - | 43 | - | 1.25% to 1.50% | - |
| 2003 | - | - | 32 | - | 1.25% to 1.50% | - |
| 2002 | - | - | 28 | (b) | 1.25% to 1.50% | (b) |
| 2001 | (b) | (b) | (b) | (b) | (b) | (b) |
| Oppenheimer Main Street Small Cap Fund®/VA | | | | | | |
| 2005 | 89 | $11.70 to $13.40 | 1,052 | 2.38 | 0.50% to 1.50% | 8.62% |
| 2004 | - | $12.30 | 5 | (d) | 1.25% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Oppenheimer Strategic Bond Fund/VA | | | | | | |
| 2005 | 11 | $13.98 to $15.10 | 154 | 9.58 | 0.45% to 1.45% | 1.16% to 2.17% |
| 2004 | 3,306 | $10.88 to $14.98 | 47,078 | 4.44 | 0.00% to 1.95% | 7.08% to 8.47% |
| 2003 | 2,470 | $10.31 to $13.81 | 32,607 | 5.57 | 0.25% to 1.50% | 16.27% to 17.73% |
| 2002 | 1,474 | $11.06 to $11.73 | 16,662 | 6.58 | 0.00% to 1.50% | 5.84% to 7.07% |
| 2001 | 924 | $10.45 to $10.91 | 9,817 | 6.28 | 0.00% to 1.75% | 3.28% to 4.48% |
| Pax World Balanced Fund | | | | | | |
| 2005 | 4,818 | $10.85 to $11.76 | 54,353 | 1.65 | 0.00% to 1.65% | 3.72% to 4.87% |
| 2004 | 1,550 | $10.45 to $11.12 | 16,523 | 0.96 | 0.55% to 1.65% | 11.98% to 12.45% |
| 2003 | 378 | $9.43 to $9.56 | 3,605 | 1.04 | 0.85% to 1.25% | 15.85% to 16.30% |
| 2002 | 195 | $8.14 to $8.22 | 1,605 | 1.68 | 0.85% to 1.25% | -9.77% |
| 2001 | 254 | $9.10 | 2,309 | (a) | 0.00% to 1.75% | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| PIMCO Real Return Portfolio - Admin Class | | | | | | |
| 2005 | 2,096 | $10.52 to $11.10 | $ 22,843 | 3.20 % | 0.40% to 1.50% | 0.56% to 1.48% |
| 2004 | 882 | $10.43 to $10.83 | 9,519 | (d) | 0.60% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Pioneer Fund - Class A | | | | | | |
| 2005 | 2 | $13.24 | 25 | - | 1.00% | 5.33% |
| 2004 | - | $12.57 | 1 | (d) | 1.00% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Pioneer High Yield Fund - Class A | | | | | | |
| 2005 | 70 | $10.43 to $10.69 | 742 | 4.75 | 0.45% to 1.75% | 0.67% to 1.72% |
| 2004 | 42 | $10.38 to $10.48 | 437 | (d) | 0.60% to 1.65% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Pioneer Equity Income VCT Portfolio - Class I | | | | | | |
| 2005 | 5,640 | $11.48 to $14.64 | 69,926 | 2.66 | 0.30% to 1.60% | 3.28% to 5.40% |
| 2004 | 2,471 | $11.02 to $13.99 | 28,279 | 2.17 | 0.00% to 1.95% | 14.64% to 17.70% |
| 2003 | 1,096 | $9.61 to $12.14 | 10,691 | 2.39 | 0.45% to 1.50% | 20.73% to 21.93% |
| 2002 | 472 | $7.96 to $8.07 | 3,782 | 2.54 | 0.55% to 1.50% | -16.99% to -16.62% |
| 2001 | 9 | $9.60 to $9.62 | 88 | (a) | 0.00% to 1.75% | (a) |
| Pioneer Fund VCT Portfolio - Class I | | | | | | |
| 2005 | 409 | $10.49 to $11.52 | 4,548 | 1.37 | 0.50% to 1.50% | 4.59% to 5.60% |
| 2004 | 256 | $10.03 to $10.94 | 2,601 | 1.16 | 0.55% to 1.50% | 9.62% to 10.60% |
| 2003 | 165 | $9.15 to $9.37 | 1,522 | 1.13 | 0.55% to 1.50% | 21.84% to 23.13% |
| 2002 | 57 | $7.51 to $7.61 | 432 | 1.24 | 0.55% to 1.50% | -20.16% to -19.80% |
| 2001 | 1 | $9.41 to $9.43 | 9 | (a) | 0.00% to 1.75% | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer High Yield VCT Portfolio - Class I | | | | | | |
| 2005 | 646 | $10.67 to $10.94 | $ 6,949 | 5.69 % | 0.00% to 1.50% | 0.38% to 1.31% |
| 2004 | 419 | $10.63 to $11.03 | 4,468 | (d) | 0.65% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Pioneer Mid Cap Value VCT Portfolio - Class I | | | | | | |
| 2005 | 4,927 | $12.39 to $17.38 | 77,468 | 0.33 | 0.00% to 1.60% | 6.17% to 7.30% |
| 2004 | 3,402 | $11.67 to $16.27 | 49,664 | 0.27 | 0.00% to 1.60% | 20.27% to 21.91% |
| 2003 | 983 | $10.27 to $13.46 | 11,735 | 0.16 | 0.55% to 1.50% | 35.44% to 36.73% |
| 2002 | 245 | $8.70 to $8.82 | 2,143 | 0.33 | 0.55% to 1.50% | -12.53% to -12.05% |
| 2001 | 8 | $9.95 to $9.97 | 81 | (a) | 0.00% to 1.75% | (a) |
| Scudder Equity 500 Index Fund - Investment | | | | | | |
| 2005 | 5 | $12.79 | 66 | - | 1.00% | 3.65% |
| 2004 | - | $12.34 | 2 | (d) | 1.00% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| T. Rowe Price Mid-Cap Value Fund - R Class | | | | | | |
| 2005 | 63 | $12.20 to $12.42 | 775 | 0.29 | 0.50% to 1.45% | 5.72% to 6.70% |
| 2004 | 53 | $11.54 to $11.64 | 619 | (d) | 0.50% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Templeton Foreign Fund - Class A | | | | | | |
| 2005 | 51 | $12.36 to $12.59 | 637 | 1.84 | 0.70% to 1.65% | 8.80% to 9.86% |
| 2004 | 39 | $11.36 to $11.46 | 450 | (d) | 0.65% to 1.65% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Templeton Growth Fund, Inc. - Class A | | | | | | |
| 2005 | 31 | $11.98 to $12.15 | $ 371 | 2.78 % | 0.80% to 1.55% | 6.83% to 7.00% |
| 2004 | 5 | $11.26 to $11.31 | 61 | (d) | 0.95% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Templeton Global Bond Fund - Class A | | | | | | |
| 2005 | 1,327 | $11.07 to $16.96 | 15,341 | 5.36 | 0.50% to 1.50% | -3.59% to -4.49% |
| 2004 | 572 | $11.59 to $17.55 | 6,775 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| The Growth Fund of America® - Class R-3 | | | | | | |
| 2005 | 319 | $12.04 to $12.34 | 3,894 | 0.65 | 0.25% to 1.55% | 12.28% to 13.54% |
| 2004 | 122 | $10.74 to $10.86 | 1,320 | (d) | 0.30% to 1.45% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| The Growth Fund of America® - Class R-4 | | | | | | |
| 2005 | 11,850 | $11.74 to $12.54 | 145,130 | 0.93 | 0.00% to 1.50% | 12.50% to 13.63% |
| 2004 | 4,738 | $10.80 to $11.14 | 51,341 | (d) | 0.45% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| The Income Fund of America® - Class R-3 | | | | | | |
| 2005 | 26 | $11.14 to $11.38 | 295 | 3.46 | 0.30% to 1.45% | 1.73% to 2.71% |
| 2004 | 10 | $10.97 to $11.08 | 110 | (d) | 0.30% to 1.40% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| UBS U.S. Small Cap Growth Fund - Class A | | | | | | |
| 2005 | 6 | $11.20 to $11.30 | $ 73 | - % | 0.70% to 1.20% | 5.51% |
| 2004 | 4 | $10.71 | 48 | (d) | 0.70% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Diversified Value Portfolio | | | | | | |
| 2005 | 5 | $12.09 to $12.25 | 63 | (e) | 1.25% to 2.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| Equity Income Portfolio | | | | | | |
| 2005 | 21 | $11.39 to $11.57 | 240 | 2.23 | 1.10% to 2.05% | 2.41% to 3.03% |
| 2004 | 18 | $11.19 to $11.23 | 208 | (d) | 1.10% to 1.65% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Small Company Growth Portfolio | | | | | | |
| 2005 | - | $11.57 to $11.72 | - | (e) | 1.25% to 2.05% | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| Wanger Select | | | | | | |
| 2005 | 559 | $12.40 to $12.94 | 6,985 | - | 0.60% to 1.50% | 8.87% to 9.69% |
| 2004 | 195 | $11.39 to $11.85 | 2,227 | (d) | 0.70% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Wanger U.S. Smaller Companies | | | | | | |
| 2005 | 725 | $12.66 to $13.34 | $ 9,257 | - % | 0.00% to 1.50% | 9.61% to 10.66% |
| 2004 | 186 | $11.55 to $12.12 | 2,155 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Washington Mutual Investors Fund[SM] - Class R-3 | | | | | | |
| 2005 | 198 | $10.81 to $11.09 | 2,177 | 1.64 | 0.25% to 1.55% | 1.78% to 2.88% |
| 2004 | 115 | $10.66 to $10.77 | 1,232 | (d) | 0.30% to 1.40% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| Washington Mutual Investors Fund[SM] - Class R-4 | | | | | | |
| 2005 | 5,985 | $10.60 to $11.29 | 66,271 | 2.09 | 0.40% to 1.50% | 1.94% to 2.95% |
| 2004 | 3,309 | $10.80 to $11.08 | 35,859 | (d) | 0.55% to 1.50% | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |

(a)   As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(b)   As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(c)   As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(d)   As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

(e)   As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented

(f)   As this investment Division is wholly comprised of new Contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | | | | Investment | | |
|---|---|---|---|---|---|---|
| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.

The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge

and other contract charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information

is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this

table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | | 2004 | | 2003 |
| **Revenue:** | | | | | | |
| Net investment income | $ | 1,035.7 | $ | 998.2 | $ | 980.9 |
| Fee income | | 481.4 | | 453.7 | | 396.7 |
| Premiums | | 43.2 | | 38.5 | | 50.1 |
| Net realized capital gains | | 22.0 | | 10.8 | | 50.6 |
| Other income | | 7.7 | | 1.9 | | (0.9) |
| Total revenue | | 1,590.0 | | 1,503.1 | | 1,477.4 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contractowners | | 739.6 | | 739.4 | | 770.1 |
| Operating expenses | | 443.0 | | 394.0 | | 383.9 |
| Amortization of deferred policy acquisition cost and value of business acquired | | 159.9 | | 127.4 | | 106.5 |
| Interest expense | | 1.6 | | 0.6 | | 1.2 |
| Total benefits and expenses | | 1,344.1 | | 1,261.4 | | 1,261.7 |
| Income before income taxes | | 245.9 | | 241.7 | | 215.7 |
| Income tax expense | | 1.4 | | 42.4 | | 61.1 |
| Net income | $ | 244.5 | $ | 199.3 | $ | 154.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $16,749.5 at 2005 and $16,684.7 at 2004) | $ 16,740.5 | $ 17,151.3 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $166.9 at 2005 and $153.9 at 2004) | 170.1 | 162.6 |
| Mortgage loans on real estate | 1,396.0 | 1,090.2 |
| Policy loans | 262.4 | 262.7 |
| Other investments | 144.6 | 86.3 |
| Securities pledged | | |
| (amortized cost of $1,260.8 at 2005 and $1,258.8 at 2004) | 1,247.6 | 1,274.3 |
| Total investments | 19,961.2 | 20,027.4 |
| Cash and cash equivalents | 212.5 | 187.1 |
| Short-term investments under securities loan agreement | 318.1 | 219.5 |
| Accrued investment income | 203.6 | 182.0 |
| Reinsurance recoverable | 2,796.7 | 2,901.3 |
| Deferred policy acquisition costs | 512.4 | 414.5 |
| Value of business acquired | 1,294.4 | 1,365.2 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Due from affiliates | 149.6 | 38.3 |
| Other assets | 66.5 | 69.8 |
| Assets held in separate accounts | 35,899.8 | 33,310.5 |
| Total assets | $ 61,589.8 | $ 58,890.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-4

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 20,932.8 | $ 20,885.3 |
| Payables for securities purchased | 3.1 | 25.1 |
| Payables under securities loan agreement | 318.1 | 219.5 |
| Borrowed money | 941.1 | 1,057.4 |
| Due to affiliates | 63.8 | 61.8 |
| Current income taxes | 46.9 | 82.6 |
| Deferred income taxes | 183.3 | 209.3 |
| Other liabilities | 301.5 | 314.9 |
| Liabilities related to separate accounts | 35,899.8 | 33,310.5 |
| Total liabilities | 58,690.4 | 56,166.4 |
| | | |
| Shareholder's equity | | |
| Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,579.6 | 4,576.5 |
| Accumulated other comprehensive (loss) income | (5.3) | 67.1 |
| Retained earnings (deficit) | (1,677.7) | (1,922.2) |
| Total shareholder's equity | 2,899.4 | 2,724.2 |
| Total liabilities and shareholder's equity | $ 61,589.8 | $ 58,890.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2002 | $ 2.8 | $ 4,416.5 | $ 117.5 | $ (2,274.0) | $ 2,262.8 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 154.6 | 154.6 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized gain (loss) on securities ($(2.3) pretax) | - | - | (1.5) | - | (1.5) |
| Total comprehensive income | | | | | 153.1 |
| Contribution of capital | - | 230.0 | - | - | 230.0 |
| Balance at December 31, 2003 | 2.8 | 4,646.5 | 116.0 | (2,119.4) | 2,645.9 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 199.3 | 199.3 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized gain (loss) on securities ($(53.8) pretax) | - | - | (32.2) | - | (32.2) |
| Minimum pension liability | - | - | (16.7) | - | (16.7) |
| Total comprehensive income | | | | | 150.4 |
| Dividends paid | - | (70.0) | - | - | (70.0) |
| Other | - | - | - | (2.1) | (2.1) |
| Balance at December 31, 2004 | 2.8 | 4,576.5 | 67.1 | (1,922.2) | 2,724.2 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 244.5 | 244.5 |
| Other comprehensive loss net of tax: | | | | | |
| Change in net unrealized gain (loss) on securities ($(108.4) pretax) | - | - | (77.5) | - | (77.5) |
| Minimum pension liability ($(1.1) pretax) | - | - | 5.1 | - | 5.1 |
| Total comprehensive income | | | | | 172.1 |
| Employee share-based payments | - | 3.1 | - | - | 3.1 |
| Balance at December 31, 2005 | $ 2.8 | $ 4,579.6 | $ (5.3) | $ (1,677.7) | $ 2,899.4 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-6

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2005 | | 2004 | 2003 |
| **Cash Flows from Operating Activities:** | | | | | |
| Net income | $ | 244.5 | $ | 199.3 | $ 154.6 |
| Adjustments to reconcile net income to | | | | | |
| net cash provided by operating activities: | | | | | |
| Capitalization of deferred policy acquisition costs, value | | | | | |
| of business acquired and sales inducements | | (174.0) | | (168.0) | (159.7) |
| Amortization of deferred policy acquisition costs, | | | | | |
| value of business acquired and sales inducements | | 165.8 | | 134.3 | 106.5 |
| Net accretion/decretion of discount/premium | | 115.5 | | 155.9 | 198.9 |
| Future policy benefits, claims reserves, and | | | | | |
| interest credited | | 634.2 | | 621.7 | 706.1 |
| Provision for deferred income taxes | | 11.1 | | 46.2 | 22.1 |
| Net realized capital gains | | (22.0) | | (10.8) | (50.6) |
| Depreciation | | 12.0 | | 12.4 | 23.3 |
| Change in: | | | | | |
| Accrued investment income | | (21.6) | | (3.1) | 1.8 |
| Reinsurance recoverable | | 104.6 | | 51.0 | 31.0 |
| Other receivable and assets accruals | | 6.0 | | 34.1 | (28.9) |
| Due to/from affiliates | | (3.3) | | (49.2) | 88.8 |
| Other payables and accruals | | (47.4) | | (12.1) | 20.3 |
| Other | | 3.1 | | (12.4) | - |
| Net cash provided by operating activities | | 1,028.5 | | 999.3 | 1,114.2 |
| **Cash Flows from Investing Activities:** | | | | | |
| Proceeds from the sale, maturity, or redemption of: | | | | | |
| Fixed maturities, available-for-sale | | 19,232.3 | | 26,791.6 | 29,981.6 |
| Equity securities, available-for-sale | | 119.8 | | 85.7 | 130.2 |
| Mortgage loans on real estate | | 179.0 | | 71.0 | 16.3 |
| Acquisition of: | | | | | |
| Fixed maturities, available-for-sale | | (19,435.9) | | (26,789.3) | (31,955.4) |
| Equity securities, available-for-sale | | (120.4) | | (81.6) | (34.8) |
| Mortgage loans on real estate | | (484.8) | | (406.7) | (194.2) |
| Policy loans | | 0.3 | | 7.6 | 26.0 |
| Other investments | | (43.6) | | (28.9) | (22.4) |
| (Purchase)/sales of property and equipment, net | | (14.2) | | (11.7) | (5.2) |
| Loans to affiliates | | - | | (175.0) | - |
| Net cash used in investing activities | | (567.5) | | (537.3) | (2,057.9) |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-7

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2005 | 2004 | 2003 |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 2,024.2 | 2,089.9 | 2,296.6 |
| Maturities and withdrawals from investment contracts | (2,237.5) | (1,910.4) | (1,745.5) |
| Short-term loans with affiliates | (106.0) | 16.4 | (41.4) |
| Short-term loans | (116.3) | (458.5) | 196.5 |
| Dividends paid to Parent | - | (70.0) | - |
| Contribution of capital from Parent | - | - | 230.0 |
| Net cash (used in) provided by financing activities | (435.6) | (332.6) | 936.2 |
| Net increase (decrease) in cash and cash equivalents | 25.4 | 129.4 | (7.5) |
| Cash and cash equivalents, beginning of year | 187.1 | 57.7 | 65.2 |
| Cash and cash equivalents, end of year | $ 212.5 | $ 187.1 | $ 57.7 |
| Supplemental cash flow information: | | | |
| Income taxes paid, net | $ 27.7 | $ 3.2 | $ 29.8 |
| Interest paid | $ 32.0 | $ 22.8 | $ 32.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING Life Insurance and Annuity Company and Subsidiary**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.      **Organization and Significant Accounting Policies**

*Basis of Presentation*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut.  ILIAC and its wholly-owned subsidiary (collectively, the "Company") are providers of financial products and services in the United States.  ILIAC is authorized to conduct its insurance business in the District of Columbia and all states.

The consolidated financial statements include ILIAC and its wholly-owned subsidiary, ING Financial Advisers, LLC ("IFA").  ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America ("IICA"), merged with and into ILIAC.  As of the merger date, IICA ceased to exist and ILIAC became the surviving corporation.  The merger did not have an impact on ILIAC, as IICA was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented.

*Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans.  The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets.  The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

The Company offers deferred and immediate (payout annuities) annuity contracts. These products include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment, ING U.S. Financial Services, which offers the products described above.

### *Recently Adopted Accounting Standards*

*The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 for steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. The Company recognized impairment losses of $5.7 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

*Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights*

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

EITF 04-5 had no impact on ILIAC as of December 31, 2005, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

*Share-Based Payment*

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005 for registrants. FAS No. 123R provides two transition methods, modified-prospective and modified- retrospective.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, is $2.0 lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2005 was $2.6 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

*Accounting for Derivative Instruments and Hedging Activities*

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index, may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

*Variable Interest Entities*

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company held investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8.5 billion as of December 31, 2005 and 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2005 and 2004 of $8.6 billion and $8.4 billion, respectively, represents the maximum exposure to loss on the investments in VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*New Accounting Pronouncements*

*Accounting for Certain Hybrid Financial Instruments*

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133. Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006. The Company is in the process of determining the impact of FAS No. 155.

*Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts*

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

### Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassification and Changes to Prior Year Presentation footnote).

During 2005, the Company revised the financial statement presentation for derivatives and certain revenues related to annuity contracts (see Derivatives and Revenue Recognition below).

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

### Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of deferred acquisition costs and related income taxes.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains. At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Derivative instruments are reported at fair value and are obtained internally from the derivative accounting system. The system uses key financial data, such as yield curves exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offering Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. Reverse repurchase agreements are included in cash and cash equivalent on the Balance Sheets.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit market and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also purchases options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative contracts are included in Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company revised the financial statement presentation of derivatives. Previously, asset balances and liability balances on open derivative contracts were netted and recorded in Other investments on the Balance Sheet. The Company now reports derivatives with asset balances in Other investments and derivatives with liability balances in Other liabilities. In addition, changes in the fair value of certain derivatives were previously recorded in Net investment income in the Statements of Operations. The total change in fair value of the derivatives is now reported in Net realized capital gains (losses). These revisions resulted in an increase in Other investments and Other liabilities of $29.5 and $27.2 at December 31, 2004 and 2003, respectively, as well as a reclassification of $(14.4) and $(11.9) from Net investment income to Net realized capital gains and losses at December 31, 2004 and 2003, respectively.

The Company also had investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains and losses in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

**ING Life Insurance and Annuity Company and Subsidiary**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking") retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

*Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits less charges and withdrawals, plus credited interest thereon. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years ended 2005, 2004, and 2003. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingency payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, annuity type, year of issue, and policy duration. For the years 2005, 2004, and 2003, reserve interest rates ranged from 4.9% to 5.2%.

The Company's domestic individual life insurance business was sold on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuity contracts offer guaranteed minimum death benefits ("GMDB"). The GMDB is provided in the event the customer's account value at death is below the guaranteed value and is included in reserves.

*Revenue Recognition*

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

During 2005, the Company revised the Statement of Operations for the year ended December 31, 2003 to reflect the proper presentation of revenue related to annuity contracts. This revision resulted in a reclassification of $46.7 from Net investment income to Interest credited and other benefits to contractowners.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

### *Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant under a contract in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2005 and 2004, unrealized gains of $8.3 and $7.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit rating of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.8 billion and $2.9 billion at December 31, 2005 and 2004, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (see the Reinsurance footnote).

*Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

# ING Life Insurance and Annuity Company and Subsidiary
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## 2.   Investments

### *Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government | | | | |
|   agencies and authorities | $ 504.1 | $ 0.6 | $ 8.4 | $ 496.3 |
| State, municipalities, and political | | | | |
|   subdivisions | 40.0 | 0.5 | 0.9 | 39.6 |
| | | | | |
| U.S. corporate securities: | | | | |
|   Public utilities | 1,260.3 | 24.1 | 16.8 | 1,267.6 |
|   Other corporate securities | 5,981.9 | 109.8 | 89.7 | 6,002.0 |
|   Total U.S. corporate securities | 7,242.2 | 133.9 | 106.5 | 7,269.6 |
| | | | | |
| Foreign securities: | | | | |
|   Government | 704.4 | 30.0 | 7.7 | 726.7 |
|   Other | 1,815.5 | 41.8 | 28.8 | 1,828.5 |
|   Total foreign securities | 2,519.9 | 71.8 | 36.5 | 2,555.2 |
| | | | | |
| Residential mortgage-backed securities | 4,453.7 | 33.6 | 98.9 | 4,388.4 |
| Commercial mortgaged-backed securities | 2,099.1 | 29.7 | 27.0 | 2,101.8 |
| Other asset-backed securities | 1,151.3 | 5.8 | 19.9 | 1,137.2 |
| | | | | |
| Total fixed maturities, including | | | | |
|   fixed maturities pledged | 18,010.3 | 275.9 | 298.1 | 17,988.1 |
| Less: fixed maturities pledged | 1,260.8 | 5.2 | 18.4 | 1,247.6 |
| Total fixed maturities | 16,749.5 | 270.7 | 279.7 | 16,740.5 |
| Equity securities | 166.9 | 4.4 | 1.2 | 170.1 |
| | | | | |
| Total investments, available-for-sale | $ 16,916.4 | $ 275.1 | $ 280.9 | $ 16,910.6 |

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government agencies and authorities | $ 197.3 | $ 0.9 | $ 0.9 | $ 197.3 |
| State, municipalities, and political subdivisions | 32.1 | 0.2 | 0.9 | 31.4 |
| U.S. corporate securities: | | | | |
| Public utilities | 1,207.6 | 50.0 | 5.0 | 1,252.6 |
| Other corporate securities | 5,846.5 | 275.0 | 25.4 | 6,096.1 |
| Total U.S. corporate securities | 7,054.1 | 325.0 | 30.4 | 7,348.7 |
| Foreign securities: | | | | |
| Government | 660.2 | 33.9 | 3.1 | 691.0 |
| Other | 1,656.4 | 78.4 | 6.1 | 1,728.7 |
| Total foreign securities | 2,316.6 | 112.3 | 9.2 | 2,419.7 |
| Residential mortgage-backed securities | 5,497.6 | 65.6 | 58.2 | 5,505.0 |
| Commercial mortgaged-backed securities | 1,491.2 | 73.2 | 4.4 | 1,560.0 |
| Other asset-backed securities | 1,354.6 | 22.6 | 13.7 | 1,363.5 |
| Total fixed maturities, including fixed maturities pledged to creditors | 17,943.5 | 599.8 | 117.7 | 18,425.6 |
| Less: fixed maturities pledged | 1,258.8 | 18.0 | 2.5 | 1,274.3 |
| Total fixed maturities | 16,684.7 | 581.8 | 115.2 | 17,151.3 |
| Equity securities | 153.9 | 9.2 | 0.5 | 162.6 |
| Total investments, available-for-sale | $ 16,838.6 | $ 591.0 | $ 115.7 | $ 17,313.9 |

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation of $(19.0) and $490.8, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $(48.6) and $357.5, respectively, related to experience-rated contracts, which were not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

C-25

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005, were primarily related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the carrying amount of fixed maturities, including fixed maturities pledged to creditors in unrealized loss positions at December 31, 2005 and 2004.

| 2005 | Less than Six Months | | More than Six Months and less than Twelve Months | | More than Twelve Months | | Total | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 55.7 | $ | 33.9 | $ | 62.7 | $ | 152.3 |
| Mortgage and other asset-backed securities | | 46.7 | | 43.1 | | 56.0 | | 145.8 |
| Total unrealized loss | $ | 102.4 | $ | 77.0 | $ | 118.7 | $ | 298.1 |
| Fair value | $ | 5,936.2 | $ | 2,790.7 | $ | 2,643.6 | $ | 11,370.5 |
| **2004** | | | | | | | | |
| Interest rate or spread widening | $ | 9.5 | $ | 16.3 | $ | 15.6 | $ | 41.4 |
| Mortgage and other asset-backed securities | | 28.3 | | 18.4 | | 29.6 | | 76.3 |
| Total unrealized loss | $ | 37.8 | $ | 34.7 | $ | 45.2 | $ | 117.7 |
| Fair value | $ | 3,319.0 | $ | 1,795.0 | $ | 960.5 | $ | 6,074.5 |

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 96% of the average book value. In addition, this category includes 515 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2005, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 376.8 | $ 376.3 |
| After one year through five years | 3,731.8 | 3,702.1 |
| After five years through ten years | 4,644.3 | 4,648.5 |
| After ten years | 1,553.3 | 1,633.8 |
| Mortgage-backed securities | 6,552.8 | 6,490.2 |
| Other asset-backed securities | 1,151.3 | 1,137.2 |
| Less: fixed maturities pledged | 1,260.8 | 1,247.6 |
| Fixed maturities, excluding fixed maturities pledged | $ 16,749.5 | $ 16,740.5 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2005 or 2004.

At December 31, 2005 and 2004, fixed maturities with fair values of $11.0 and $10.9, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of commercial mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2005 and 2004, approximately 1.2% and 4.1%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements.  At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $1,247.6 and $1,274.3, respectively.  The repurchase obligation related to dollar rolls and repurchase agreements totaled $941.1 and $1,057.4 at December 31, 2005 and 2004, respectively.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8. No amounts were engaged in reverse repurchase agreements during the year ended December 31, 2004.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is immaterial.

### *Other-Than-Temporary Impairments*

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. corporate | $ 3.9 | 15 | $ - | - | $ 6.2 | 4 |
| Residential mortgage-backed | 44.7 | 82 | 13.5 | 53 | 88.2 | 83 |
| Foreign | 0.3 | 1 | - | - | - | - |
| U.S. Treasuries/Agencies | 0.1 | 2 | - | - | - | - |
| Equity securities | - | - | - | - | - * | 2 |
| Limited partnerships | - | - | - | - | 2.0 | 1 |
| Total | $ 49.0 | 100 | $ 13.5 | 53 | $ 96.4 | 90 |

[1] Primarily U.S. denominated

* Less than $0.1

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The above schedule includes $5.7 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1.  The following table summarizes these write-downs recognized by type for the year ended December 31, 2005:

|  | 2005 | |
|---|---|---|
|  | **Impairment** | **No. of Securities** |
| U.S. corporate | $ 2.3 | 13 |
| Residential mortgaged-backed | 3.3 | 2 |
| U.S. Treasuries/Agencies | 0.1 | 2 |
| Total | $ 5.7 | $ 17 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2005 and 2004 was $470.8 and $125.0, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed income securities or cost for equity securities.  In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategic asset allocations.  In addition, the Company also pursued yield enhancement strategies.  These changes primarily resulted in anticipated disposition write-downs totaling $5.7 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Net Investment Income*

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

|  | 2005 | 2004 | 2003 |
|---|---:|---:|---:|
| Fixed maturities, available-for-sale | $ 978.9 | $ 999.4 | $ 997.4 |
| Equity securities, available-for-sale | 9.7 | 7.1 | 9.9 |
| Mortgage loans on real estate | 73.0 | 56.0 | 42.7 |
| Policy loans | 30.0 | 8.1 | 9.0 |
| Short-term investments and cash equivalents | 2.7 | 2.4 | 1.8 |
| Other | 37.3 | 9.6 | 10.6 |
| Gross investment income | 1,131.6 | 1,082.6 | 1,071.4 |
| Less: investment expenses | 95.9 | 84.4 | 90.5 |
| Net investment income | $ 1,035.7 | $ 998.2 | $ 980.9 |

### *Net Realized Capital Gains and Losses*

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2004, and 2003, were as follows:

|  | 2005 | 2004 | 2003 |
|---|---:|---:|---:|
| Fixed maturities, available-for-sale | $ 5.2 | $ 51.8 | $ 124.2 |
| Equity securities, available-for-sale | 12.4 | 9.9 | 3.4 |
| Derivatives | 13.7 | (10.2) | (31.1) |
| Other | (0.3) | 1.3 | (2.0) |
| Less: allocation to experience-rated contracts | 9.0 | 42.0 | 43.9 |
| Pretax net realized capital gains | $ 22.0 | $ 10.8 | $ 50.6 |
| After-tax net realized capital gains | $ 14.3 | $ 7.0 | $ 32.9 |

Net realized capital gains (losses) allocated to experience-rated contracts were deducted from net realized capital gains and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractowners were $240.3, $233.4, and $213.7, at December 31, 2005, 2004, and 2003, respectively.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

|  | 2005 | 2004 | 2003 |
|---|---|---|---|
| Proceeds on sales | $ 10,062.3 | $ 10,236.3 | $ 12,812.5 |
| Gross gains | 161.1 | 146.9 | 291.9 |
| Gross losses | 93.9 | 70.9 | 228.0 |

3.    **Financial Instruments**

*Estimated Fair Value*

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale:* The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Equity securities, available-for-sale:* Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

*Mortgage loans on real estate:* The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans:* The carrying amounts for these assets approximate the assets' fair values.

*Assets held in separate accounts:* Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

*Other financial instruments reported as assets:* The carrying amounts for these financial instruments (primarily derivatives) approximates the fair values of the assets. Derivatives are carried at fair value on the Consolidated Balance Sheets.

*Investment contract liabilities (included in Future policy benefits and claim reserves):*

*With a fixed maturity:* Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

*Without a fixed maturity:* Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

*Liabilities related to separate accounts:* Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale including securities pledged | $ 17,988.1 | $ 17,988.1 | $ 18,425.6 | $ 18,425.6 |
| Equity securities, available-for-sale | 170.1 | 170.1 | 162.6 | 162.6 |
| Mortgage loans on real estate | 1,396.0 | 1,386.2 | 1,090.2 | 1,119.8 |
| Policy loans | 262.4 | 262.4 | 262.7 | 262.7 |
| Cash, cash equivalents and short-term investments under securities loan agreement | 530.6 | 530.6 | 406.6 | 406.6 |
| Other investments | 144.6 | 144.6 | 86.3 | 86.3 |
| Assets held in separate accounts | 35,899.8 | 35,899.8 | 33,310.5 | 33,310.5 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,772.7 | 1,886.3 | 2,106.0 | 2,028.2 |
| Without a fixed maturity | 14,936.4 | 14,896.0 | 13,884.9 | 13,845.6 |
| Liabilities related to separate accounts | 35,899.8 | 35,899.8 | 33,310.5 | 33,310.5 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Derivative Financial Instruments

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| *Interest Rate Caps* | | | | |
| Interest rate caps are used to manage the interest | | | | |
| rate risk in the Company's fixed maturities portfolio. | | | | |
| Interest rate caps are purchased contracts that | | | | |
| provide the Company with an annuity in an | | | | |
| increasing interest rate environment. | $ 519.6 | $ 527.8 | $ 6.2 | $ 5.9 |
| | | | | |
| *Interest Rate Swaps* | | | | |
| Interest rate swaps are used to manage the interest | | | | |
| rate risk in the Company's fixed maturities portfolio, | | | | |
| as well as the Company's liabilities.  Interest rate | | | | |
| swaps represent contracts that require the exchange | | | | |
| of cash flows at regular interim periods, typically | | | | |
| monthly or quarterly. | 2,060.0 | 1,766.0 | 10.3 | 2.1 |
| | | | | |
| *Foreign Exchange Swaps* | | | | |
| Foreign exchange swaps are used to reduce the risk | | | | |
| of a change in the value, yield, or cash flow with | | | | |
| respect to invested assets.  Foreign exchange | | | | |
| swaps represent contracts that require the | | | | |
| exchange of foreign currency cash flows for | | | | |
| U.S. dollar cash flows at regular interim periods, | | | | |
| typically quarterly or semi-annually. | 126.5 | 126.5 | (23.7) | (28.4) |

# ING Life Insurance and Annuity Company and Subsidiary
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| *Credit Default Swaps* | | | | |
| Credit default swaps are used to reduce the credit loss | | | | |
| exposure with respect to certain assets that the | | | | |
| Company owns, or to assume credit exposure to | | | | |
| certain assets that the Company does not own. | | | | |
| Payments are made to or received from the | | | | |
| counterparty at specified intervals and amounts | | | | |
| for the purchase or sale of credit protection. | | | | |
| In the event of a default on the underlying credit | | | | |
| exposure, the Company will either receive | | | | |
| an additional payment (purchased credit | | | | |
| protection) or will be required to make an additional | | | | |
| payment (sold credit protection) equal to the notional | | | | |
| value of the swap contract. | $ 70.5 | $ - | $ (1.0) | $ - |
| | | | | |
| *Total Return Swaps* | | | | |
| Total return swaps are used to assume credit | | | | |
| exposure to a referenced index or asset pool. | | | | |
| The difference between different floating-rate | | | | |
| interest amounts calculated by reference to an | | | | |
| agreed upon notional principal amount is exchanged | | | | |
| with other parties at specified intervals. | 36.0 | - | 0.1 | - |
| | | | | |
| *Swaptions* | | | | |
| Swaptions are used to manage interest rate risk in the | | | | |
| Company's CMOB portfolio.  Swaptions are contracts | | | | |
| that give the Company the option to enter into an | | | | |
| interest rate swap at a specific future date. | 175.0 | - | - | - |
| | | | | |
| *Embedded Derivatives* | | | | |
| The Company also has investments in certain fixed | | | | |
| maturity instruments that contain embedded derivatives | | | | |
| whose market value is at least partially determined by, | | | | |
| among other things, levels of or changes in domestic | | | | |
| and/or foreign interest rates (short- or long-term), | | | | |
| exchange rates, prepayment rates, equity rates, or | | | | |
| credit ratings/spreads. | NA* | NA* | (4.2) | (0.9) |

*NA - not applicable.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**4.    Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

| | | |
|---|---|---|
| Balance at January 1, 2003 | $ | 229.8 |
| Deferrals of commissions and expenses | | 98.1 |
| Amortization: | | |
| Amortization | | (34.3) |
| Interest accrued at 5% - 7% | | 18.8 |
| Net amortization included in the Consolidated Statements of Operations | | (15.5) |
| Change in unrealized gains and losses on available -for-sale securities | | (4.4) |
| Balance at December 31, 2003 | | 308.0 |
| Deferrals of commissions and expenses | | 123.5 |
| Amortization: | | |
| Amortization | | (43.5) |
| Interest accrued at 5% - 7% | | 24.3 |
| Net amortization included in the Consolidated Statements of Operations | | (19.2) |
| Change in unrealized gains and losses on available -for-sale securities | | 2.2 |
| Balance at December 31, 2004 | | 414.5 |
| Deferrals of commissions and expenses | | 123.1 |
| Amortization: | | |
| Amortization | | (59.6) |
| Interest accrued at 5% - 7% | | 30.7 |
| Net amortization included in the Consolidated Statements of Operations | | (28.9) |
| Change in unrealized gains and losses on available -for-sale securities | | 3.7 |
| Balance at December 31, 2005 | $ | 512.4 |

The estimated amount of DAC to be amortized, net of interest, is $33.2, $32.8, $30.1, $27.8, and $26.7, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

| | | |
|---|---|---|
| Balance at January 1, 2003 | $ | 1,438.4 |
|    Deferrals of commissions and expenses | | 59.2 |
|    Amortization: | | |
|       Amortization | | (183.2) |
|       Interest accrued at 5% - 7% | | 92.2 |
|    Net amortization included in the Consolidated Statements of Operations | | (91.0) |
|    Change in unrealized gains and losses on available -for-sale securities | | 8.8 |
| Balance at December 31, 2003 | | 1,415.4 |
|    Deferrals of commissions and expenses | | 50.1 |
|    Amortization: | | |
|       Amortization | | (200.5) |
|       Interest accrued at 5% - 7% | | 92.3 |
|    Net amortization included in the Consolidated Statements of Operations | | (108.2) |
|    Change in unrealized gains and losses on available -for-sale securities | | 7.9 |
| Balance at December 31, 2004 | | 1,365.2 |
|    Deferrals of commissions and expenses | | 49.3 |
|    Amortization: | | |
|       Amortization | | (219.4) |
|       Interest accrued at 5% - 7% | | 88.4 |
|    Net amortization included in the Consolidated Statements of Operations | | (131.0) |
|    Change in unrealized gains and losses on available -for-sale securities | | 10.9 |
| Balance at December 31, 2005 | $ | 1,294.4 |

The estimated amount of VOBA to be amortized, net of interest, is $120.4, $107.0, $100.0, $96.2, and $92.9 for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC/VOBA*

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed and variable margins because of higher asset volume, partially offset by higher expenses. The Company revised long-term separate account return and certain contractholder withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments. The Company revised certain contractholder

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

In 2003, the Company reset long-term assumptions for the separate account returns. The Company recorded a deceleration of amortization of $3.7, primarily due to improved market performance compared to expected.

**5.     Dividend Restrictions and Shareholder's Equity**

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $221.6, $217.2, and $67.5, for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus was $1,539.1 and $1,347.0 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

6.    **Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $3.7 billion and $0.8, respectively.  As of December 31, 2004, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4.4 billion and $0.7, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $3.7 billion and $4.4 billion, respectively.

7.    **Income Taxes**

For taxable year 2005, ILIAC will file a consolidated federal income tax return with its (former) subsidiary, IICA.  ILIAC's consolidated group filings with IICA for taxable year 2005 and prior taxable periods is governed by a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) included in the financial statements are as follows for the years ended December 31, 2005, 2004, and 2003.

|  | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Current tax (benefit) expense: | | | | | | |
| Federal | $ | (10.5) | $ | (3.8) | $ | 37.9 |
| State | | - | | - | | 1.1 |
| Total current tax (benefit) expense | | (10.5) | | (3.8) | | 39.0 |
| Deferred tax expense: | | | | | | |
| Federal | | 11.9 | | 46.2 | | 22.1 |
| Total deferred tax expense | | 11.9 | | 46.2 | | 22.1 |
| Total income tax expense | $ | 1.4 | $ | 42.4 | $ | 61.1 |

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2005, 2004, and 2003.

|  | 2005 | 2004 | 2003 |
|---|---|---|---|
| Income before income taxes and cumulative | | | |
| effect of change in accounting principle | $ 245.9 | $ 241.7 | $ 215.7 |
| Tax rate | 35.0% | 35% | 35% |
| Income tax at federal statutory rate | 86.1 | 84.6 | 75.5 |
| Tax effect of: | | | |
| State income tax, net of federal benefit | - | - | 0.7 |
| Dividend received deduction | (25.8) | (9.6) | (14.0) |
| IRS audit settlement | (58.2) | (33.0) | - |
| Transfer of mutual fund shares | - | - | - |
| Other | (0.7) | 0.4 | (1.1) |
| Income tax expense | $ 1.4 | $ 42.4 | $ 61.1 |

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004, are presented below:

|  | 2005 | 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Insurance reserves | $ 275.5 | $ 286.4 |
| Unrealized gains allocable to | | |
| experience-rated contracts | 17.0 | 125.1 |
| Investments | 23.3 | - |
| Postemployment benefits | 57.7 | 60.5 |
| Compensation | 37.6 | 35.5 |
| Other | 14.1 | 23.4 |
| Total gross assets | 425.2 | 530.9 |
| Deferred tax liabilities: | | |
| Value of business acquired | (453.0) | (477.8) |
| Net unrealized capital gains | (31.8) | (161.3) |
| Deferred policy acquisition costs | (123.6) | (91.3) |
| Other | (0.1) | (9.8) |
| Total gross liabilities | (608.5) | (740.2) |
| Net deferred income tax liability | $ (183.3) | $ (209.3) |

Net unrealized capital gains and losses are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003. There are also various state audits in progress.

## 8.    Benefit Plans

### Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $21.4, $19.0, and $15.1, for 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

# ING Life Insurance and Annuity Company and Subsidiary

**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.5, $8.0, and $7.1, in 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

*Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005 and 2004.

| | 2005 | 2004 |
|---|---|---|
| **Change in Benefit Obligation:** | | |
| Defined benefit obligation, January 1 | $ 104.1 | $ 101.6 |
| Service cost | - | - |
| Interest cost | 6.0 | 5.9 |
| Benefits paid | (9.7) | (16.2) |
| Plan amendment | - | 0.3 |
| Actuarial loss on obligation | 6.4 | 12.5 |
| Defined benefit obligation, December 31 | $ 106.8 | $ 104.1 |
| | | |
| **Fair Value of Plan Assets:** | | |
| Fair value of plan assets, December 31 | $ - | $ - |
| | | |
| **Funded Status:** | | |
| Funded status at December 31 | $ (106.8) | $ (104.1) |
| Unrecognized past service cost | 0.4 | 0.6 |
| Unrecognized net loss | 22.8 | 15.6 |
| Net amount recognized | $ (83.6) | $ (87.9) |

Amounts recognized in the Consolidated Balance Sheet consist of:

| | | |
|---|---|---|
| Accrued benefit cost | $ (101.8) | $ (105.2) |
| Intangible assets | 0.4 | 0.6 |
| Accumulated other comprehensive income | 17.8 | 16.7 |
| Net amount recognized | $ (83.6) | $ (87.9) |

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

At December 31, 2005 and 2004, the accumulated benefit obligation was $106.8 and $107.7, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2005 and 2004 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2005 | 2004 |
| --- | --- | --- |
| Discount rate at beginning of period | 6.00% | 6.25% |
| Rate of compensation increase | 4.00% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.50% was the appropriate discount rate as of December 31, 2005, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.50% discount rate will also be used to determine the Company's 2006 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2005 | 2004 | 2003 |
| --- | --- | --- | --- |
| Discount rate | 6.00% | 6.25% | 6.75% |
| Rate of increase in compensation levels | 4.00% | 3.75% | 3.75% |

The weighted average assumptions used in calculating the net pension cost for 2005 were as indicated above (6.00% discount rate, 4.00% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005, 2004, and 2003, were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Interest cost | $ 6.0 | $ 5.9 | $ 6.9 |
| Net actuarial loss recognized in the year | 1.3 | - | 0.9 |
| Unrecognized past service cost recognized in the year | 0.2 | 0.2 | 0.2 |
| The effect of any curtailment or settlement | 0.3 | 0.1 | - |
| Net periodic benefit cost | $ 7.8 | $ 6.2 | $ 8.0 |

*Cashflows*

There are no 2006 employer expected contributions. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2006 through 2010, and thereafter through 2015, are estimated to be $13.5, $13.6, $13.2, $9.8, $9.6, and $30.2, respectively.

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Other Benefit Plans*

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. The Company match equals 50% of a participant's pre-tax deferral contribution, with a maximum of 3% of the participant's pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2005, 2004, and 2003, were not significant.

9.     **Related Party Transactions**

*Operating Agreements*

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC records a fee, which is paid quarterly, based on the value of the general account AUM. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $61.7, $58.8, and $53.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $138.5, $132.9, and $136.4, respectively.

**ING Life Insurance and Annuity Company and Subsidiary**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $17.8, $8.6, and $19.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

*Investment Advisory and Other Fees*

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $263.0, $209.2, and $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management Co.) in 2005, 2004, and 2003, respectively.

*Financing Agreements*

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from the other. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.7, $0.2, and $0.1, for the years ended December 31, 2005, 2004, and 2003, respectively, and earned interest income of $1.0, $1.3, and $0.9, for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, respectively, ILIAC had $131.0 and $25.0 receivable from ING AIH under this agreement.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Note with Affiliate*

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933.  ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year.  Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner.  Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.  Interest income for the year ended December 31, 2005 was $11.1 and minimal for the year ended December 31, 2004.

*Tax Sharing Agreement*

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement.  The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

*Capital Transactions*

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 and 2005.  In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

10.     **Financing Agreements**

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY").  Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing.  Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003.  At December 31, 2005 and 2004, ILIAC did not have any amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005.  Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

$75.0.  Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2005. As December 31, 2005, ILIAC did not have any amounts outstanding under the line-of-credit agreement.

Prior to September 30, 2005, ILIAC also maintained a $125.0 uncommitted revolving note facility with SunTrust Bank, Atlanta.  Under the agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003.  At December 31, 2004, ILIAC had no outstanding balances under this facility.

Also see Financing Agreements in the Related Party Transactions footnote.

11.    **Reinsurance**

At December 31, 2005, the Company had reinsurance treaties with 6 unaffiliated reinsurers and 1 affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts.  The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash.  The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally.  Beginning November 1, 1997, 90% of new business written on these products was reinsured externally.  Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments.  Reserves of $17.8 and $19.3 were maintained for this contract as of December 31, 2005 and 2004, respectively.

Reinsurance ceded in force for life mortality risks were $24.2 and $26.1 at December 31, 2005 and 2004, respectively.  At December 31, 2005 and 2004, net receivables were comprised of the following:

|  | 2005 | 2004 |
|---|---|---|

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | | | | |
|---|---|---:|---|---:|
| Claims recoverable from reinsurers | $ | 2,806.6 | $ | 2,903.0 |
| Payable for reinsurance premiums | | (1.7) | | (0.9) |
| Reinsured amounts due to an unaffiliated reinsurer | | (0.3) | | 0.2 |
| Reserve credits | | 1.1 | | 1.5 |
| Other | | (9.0) | | (2.5) |
| Total | $ | 2,796.7 | $ | 2,901.3 |

Included in the accompanying financial statements are net policy benefit recoveries of $13.1, $19.3, and $22.5, for the years ended December 31, 2005, 2004, and 2003, respectively.

Premiums and Interest credited and other benefits to contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003.

| | | 2005 | | 2004 | | 2003 |
|---|---|---:|---|---:|---|---:|
| Premiums ceded under reinsurance | $ | 215.7 | $ | 245.4 | $ | 265.2 |
| Reinsurance recoveries | | 350.5 | | 375.9 | | 366.7 |

## 12. Commitments and Contingent Liabilities

### Leases

The Company leases its office space and certain other equipment under various operating leases, the latest term of which expires in 2011.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $17.4, $17.2, and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2009 are estimated to be $17.0, $15.6, $2.6, and $1.5, respectively, and $0.7 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

### Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also,

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $778.2, $440.4 of which was with related parties. During 2005 and 2004, $42.4 and $19.8, respectively, was funded to related parties under off-balance sheet commitments.

### *Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.   Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.   While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

### *Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry.   In each case, the Company and its affiliates have been and are providing full cooperation.

### *Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products.  This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

*Insurance and Other Regulatory Matters*

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance;

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

## 13. Accumulated Other Comprehensive Income

Shareholder's equity included the following components of Accumulated other comprehensive income as of December 31, 2005 and 2004.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net unrealized capital gains (losses): | | | |
| Fixed maturities, available-for-sale | $ (22.2) | $ 482.1 | $ 615.1 |
| Equity securities, available-for-sale | 3.2 | 8.7 | 13.8 |
| Derivatives | 4.2 | - | 3.7 |
| DAC/VOBA adjustment on available-for-sale securities | 5.1 | (9.5) | (19.6) |
| Sales inducements amortization adjustment on available-for-sale securities | 0.1 | (0.1) | - |
| Premium deficiency reserve adjustment | (23.6) | - | - |
| Other investments (primarily limited partnerships) | 1.2 | 1.3 | 57.3 |
| Less: allocation to experience-rated contracts | (48.6) | 357.5 | 491.5 |
| Subtotal | 16.6 | 125.0 | 178.8 |
| Less: deferred income taxes | 10.3 | 41.2 | 62.8 |
| Net unrealized capital gains | 6.3 | 83.8 | 116.0 |
| Minimum pension liability, net of tax | (11.6) | (16.7) | - |
| Accumulated other comprehensive (loss) income | $ (5.3) | $ 67.1 | $ 116.0 |

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(48.6) and $357.5 at December 31, 2005 and 2004, respectively, are reflected on the

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

Changes in Accumulated other comprehensive income related to changes in net unrealized capital gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (504.3) | $ (133.0) | $ (125.8) |
| Equity securities, available-for-sale | (5.5) | (5.1) | 17.9 |
| Derivatives | 4.2 | (3.7) | 3.7 |
| DAC/VOBA adjustment on available-for-sale securities | 14.6 | 10.1 | 4.4 |
| Sales inducements amortization adjustment available-for-sale securities | 0.2 | (0.1) | - |
| Premium deficiency reserve adjustment | (23.6) | - | - |
| Other | (0.1) | (56.0) | 25.9 |
| Less: allocation to experience-rated contracts | (406.1) | (134.0) | (71.6) |
| Subtotal | (108.4) | (53.8) | (2.3) |
| Deferred income taxes | (30.9) | (21.6) | (0.8) |
| Net change in unrealized capital losses | $ (77.5) | $ (32.2) | $ (1.5) |

Changes in Accumulated other comprehensive income, net of DAC/VOBA and tax, related to changes in net unrealized gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net unrealized holding losses arising during the year [1] | $ (38.2) | $ (1.8) | $ (31.9) |
| Less: reclassification adjustment for gains (losses) and other items included in net income [2] | 39.3 | 30.4 | (30.4) |
| Net unrealized losses on securities | $ (77.5) | $ (32.2) | $ (1.5) |

(1) Pretax unrealized holding losses arising during the period were $(53.4), $(3.0), and $(48.9), for the years ended December 31, 2005, 2004, and 2003, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $55.0, $50.8, and $(46.6), for the years ended December 31, 2005, 2004, and 2003, respectively.

**ING Life Insurance and Annuity Company and Subsidiary**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**14.    Reclassifications and Changes to Prior Year Presentation**

*Statements of Cash Flows*

During 2005, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2003 to reflect the correct balances, primarily related to short-term loans. As the Company has determined these changes as immaterial, the Statements of Cash Flows for the year ended December 31, 2003 has not been labeled as restated. The following table summarizes the adjustments:

| 2004 | | Previously Reported | | Adjustment | | Revised |
|---|---|---|---|---|---|---|
| Net cash provided by operating activities | $ | 1,021.7 | $ | (22.4) | $ | 999.3 |
| Net cash used in investing activities | | (543.2) | | 5.9 | | (537.3) |
| Net cash used in financing activities | | (349.0) | | 16.4 | | (332.6) |

| 2003 | | | | | | |
|---|---|---|---|---|---|---|
| Net cash provided by operating activities | $ | 1,058.3 | $ | 55.9 | $ | 1,114.2 |
| Net cash used in investing activities | | (2,043.5) | | (14.4) | | (2,057.9) |
| Net cash used in financing activities | | 977.6 | | (41.4) | | 936.2 |